   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 2004


                                                     REGISTRATION NO. 333-120161

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                         PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                     INTERNATIONAL SHIPHOLDING CORPORATION
             (Exact name of registrant as specified in its charter)

                DELAWARE                                   4412                                  36-2989662
    (State or other jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     incorporation or organization)            Classification Code Number)                 Identification Number)

                               650 POYDRAS STREET
                          NEW ORLEANS, LOUISIANA 70130
                                 (504) 529-5461
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                GARY L. FERGUSON
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               650 POYDRAS STREET
                          NEW ORLEANS, LOUISIANA 70130
                                 (504) 529-5461
           (Names, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                  L. RICHARDS MCMILLAN, II                                     THOMAS D. WASHBURNE, JR.
            JONES, WALKER, WAECHTER, POITEVENT,                                   MICHAEL W. CONRON
                 CARRERE & DENEGRE, L.L.P.                                           VENABLE LLP
             201 ST. CHARLES AVENUE, 51ST FLOOR                                   TWO HOPKINS PLAZA
             NEW ORLEANS, LOUISIANA 70170-5100                                        SUITE 1800
                       (504) 582-8188                                       BALTIMORE, MARYLAND 21201-2978
                    FAX: (504) 582-8012                                             (410) 244-7400
                                                                                 FAX: (410) 244-7742

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                             ---------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
              TITLE OF EACH                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM
           CLASS OF SECURITIES                AMOUNT TO BE        OFFERING PRICE PER   AGGREGATE OFFERING         AMOUNT OF
            TO BE REGISTERED                   REGISTERED              UNIT(1)              PRICE(1)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Convertible Exchangeable Preferred
  Stock..................................         880,000               $50.00            $44,000,000               $5,575(2)
---------------------------------------------------------------------------------------------------------------------------------
Convertible Subordinated Notes...........     $44,000,000(3)                --(4)                  --(4)                --(4)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock.............................                (5)                --(4)                  --(4)                --(4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Registration fee of $5,575 paid on November 1, 2004.

(3) This number represents a total of $44,000,000 aggregate principal amount of Convertible Subordinated Notes issuable if we elect to exchange all of the Convertible Exchangeable Preferred Stock for Convertible Subordinated Notes. For purposes of estimating the amount of notes to be included upon exchange of preferred stock, we calculated the amount of notes issuable upon exchange based on an exchange rate of $50 principal amount of the notes for each share of preferred stock.

(4) No additional consideration will be received for the common stock or the Convertible Subordinated Notes, and, therefore, no additional registration fee is required pursuant to Rule 457(i).

(5) This number represents shares of common stock issuable upon conversion of the Convertible Exchangeable Preferred Stock or the Convertible Subordinated Notes. In accordance with Rule 416 under the Securities Act of 1933, as amended, there are also being registered hereby such indeterminate number of additional shares of common stock as may become issuable pursuant to any stock split, stock dividend, recapitalization or similar transaction.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


PRELIMINARY PROSPECTUS DATED DECEMBER 10, 2004


                             (ISC CORPORATION LOGO)

                                 800,000 SHARES

                     INTERNATIONAL SHIPHOLDING CORPORATION

                      % CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                      LIQUIDATION PREFERENCE $50 PER SHARE
                             ---------------------
     International Shipholding Corporation is offering 800,000 shares of      %
convertible exchangeable preferred stock, which is referred to in this prospectus as the "preferred stock." Cash dividends will be cumulative from the
date of issuance at the annual rate of      % of the liquidation preference of
the preferred stock, payable quarterly on each of           ,           ,
          , and           , commencing           , 2005. Any dividend must be
declared by our board of directors and must come from funds that are legally available for dividend payments.

     Each share of the preferred stock will have a liquidation preference of $50 per share. You may convert each share of preferred stock into shares of our
common stock based on the initial conversion price of $     , subject to
adjustment upon the occurrence of certain events.

     We may elect to redeem the preferred stock, in whole or in part, for cash
at any time on or after           , 2006, provided that prior to          ,
2007, we may elect to redeem the preferred stock only if the closing price of our common stock has exceeded 150% of the conversion price of the preferred stock for at least 20 trading days during any 30-day trading period ending within five trading days prior to notice of redemption. We may also elect to redeem the preferred stock for cash upon a change in control of our company as further described in this prospectus. In addition, upon a change in control of our company and to the extent we have not exercised our change in control redemption option, you may require us to redeem for cash any or all of your shares of the preferred stock at the liquidation preference of the preferred stock, plus any accrued and unpaid cash dividends to, but not including, the date of redemption. You will have no other right to require us to redeem the preferred stock.

     At our option, we may exchange the preferred stock in whole, but not in
part, on any dividend payment date beginning on           , 2005 and prior to
               , 2014, for our      % convertible subordinated notes due 2014,
which are referred to in this prospectus as the "notes." If we elect to exchange the preferred stock for the notes, the exchange rate will be $50 principal amount of the notes for each share of preferred stock. The notes, if issued,
will mature on           , 2014 and will have terms substantially similar to
those of the preferred stock.


     The preferred stock has no maturity date and no voting rights prior to conversion to common stock, except in the limited circumstances described in this prospectus. The notes, if issued, will have no voting rights prior to conversion to common stock.



     AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROSPECTUS.

                             ---------------------

                                                              PER SHARE     TOTAL
                                                              ---------   ----------
Public Offering Price.......................................   $          $
Underwriting Discount and Financial Advisory Fee............   $          $
Proceeds, Before Expenses, to International Shipholding
  Corporation...............................................   $          $

     We have granted the underwriter a 30-day option to purchase up to 80,000 additional shares of the preferred stock on the same terms and conditions as set forth above to cover over-allotments, if any.


     Shares of our common stock are traded on the New York Stock Exchange under the symbol "ISH." The last reported sale price of our common stock on December 9, 2004 was $14.10 per share. We will make application to list the preferred stock on the New York Stock Exchange under the symbol "ISH Pr."


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                              FERRIS, BAKER WATTS
                                  Incorporated
                The date of this prospectus is           , 2004

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE OFFERS ARE NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

                               TABLE OF CONTENTS


Cautionary Notice Regarding Forward-Looking Statements......   ii
Industry and Other Information..............................   ii
Prospectus Summary..........................................    1
Risk Factors................................................   14
Use of Proceeds.............................................   26
Dividend Policy.............................................   26
Price Range of Common Stock.................................   27
Capitalization..............................................   28
Selected Historical Financial and Operating Data............   29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   31
Business....................................................   45
Management..................................................   60
Security Ownership of Management and Certain Beneficial
  Owners....................................................   65
Certain Relationships and Transactions......................   67
Description of the Preferred Stock..........................   68
Description of the Notes....................................   83
Description of Indebtedness.................................   94
Description of Common Stock.................................   96
Material U.S. Federal Income Tax Considerations.............   98
Underwriting................................................  106
Legal Matters...............................................  107
Experts.....................................................  107
Where You Can Find More Information.........................  108
Glossary....................................................  G-1
Index to Financial Statements...............................  F-1


                             ---------------------

     International Shipholding Corporation is a Delaware corporation. Our principal executive offices are located at 650 Poydras Street, New Orleans, Louisiana 70130 and our telephone number at that address is (504) 529-5461. Our website is located at www.intship.com. The information on our website is not part of this prospectus.

     In this prospectus, except as otherwise noted, "we," "us," "our," "ISH" and "the company" refer to International Shipholding Corporation and its consolidated subsidiaries.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), both as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including without limitation statements regarding (1) estimated fair values of capital assets, the recoverability of the cost of those assets, the estimated future cash flows attributable to those assets, and the appropriate discounts to be applied in determining the net present values of those estimated cash flows; (2) estimated scrap values of assets held for disposal; (3) estimated fair values of financial instruments, such as interest rate and commodity swap agreements; (4) estimated losses (including independent actuarial estimates) under self-insurance arrangements, as well as estimated losses on certain contracts, trade routes, lines of business or asset dispositions; (5) estimated losses attributable to asbestos claims; (6) estimated obligations, and the timing thereof, to the U.S. Customs Service relating to foreign repair work; (7) the adequacy of our capital resources and the availability of additional capital resources on commercially acceptable terms; (8) our ability to remain in compliance with our debt covenants; (9) anticipated trends in government sponsored cargoes; (10) our ability to maintain or increase our government subsidies; (11) the anticipated improvement in the results of our Mexican rail-ferry service; (12) the estimated effect on our results of operations of the American Jobs Creation Act of 2004; and (13) assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Such forward-looking statements may be contained in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among other places.

     Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results will differ from those projected or assumed in our forward-looking statements, and those variations could be material. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the section of this prospectus entitled "Risk Factors" and elsewhere herein. All forward-looking statements contained in this prospectus are made as of the date of this prospectus. Except for our ongoing disclosure obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. Currently known risk factors include, but are not limited to, the factors described in the section of this prospectus entitled "Risk Factors." We urge you to review carefully this section for a more complete discussion of the risks of an investment in the preferred stock.
                             ---------------------

                         INDUSTRY AND OTHER INFORMATION

     Unless we indicate otherwise, the information about the shipping industry contained in this prospectus, including information about our market positions and market shares, is based on our general knowledge of, and expectations concerning, the industry, including estimates prepared by us using data from various industry sources, and on assumptions we made based on such data and knowledge. We believe that data regarding the shipping industry and our market positions and market shares within such industry provide generally reliable guidance, but such data is inherently imprecise because it is not gathered for each of the specific segments of our business. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section of this prospectus. We have not independently verified data from industry sources and cannot guarantee its accuracy or completeness, but we believe the data is generally accurate and we use it in evaluating our performance and planning our future activities.

                               PROSPECTUS SUMMARY


     This summary highlights selected information appearing elsewhere in this prospectus. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before making an investment decision, and you should pay particular attention to the risks associated with our business and the risks of investing in the preferred stock, which we discuss under "Risk Factors" beginning on page 14, and to our financial statements and related notes beginning on page F-1.


ABOUT THE COMPANY

     Through our subsidiaries, we operate a diversified fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers primarily under medium- to long-term charters and contracts. At September 30, 2004, our fleet consisted of 35 ocean-going vessels, of which 11 were 100% owned by us, nine were 30% owned by us, two were 50% owned by us, seven were leased by us, and six were operated by us under operating contracts. We also own 917 LASH (Lighter Aboard SHip) barges and 32 over-the-road haul-away car carrying trucks that are leased to a company in which we have a 50% interest.

     Our fleet is deployed by our principal operating subsidiaries, Central Gulf Lines, Inc. ("Central Gulf"), LCI Shipholdings, Inc. ("LCI"), which includes a transatlantic liner service doing business as "Forest Lines," Waterman Steamship Corporation ("Waterman"), and CG Railway, Inc. ("CG Railway"). Other of our subsidiaries provide ship charter brokerage, agency and other specialized services primarily to our operating segments.

     We have five operating segments: Liner Services, Time Charter Contracts, Contracts of Affreightment ("COA"), Rail-Ferry Service, and Other. In addition to our five operating segments, we have investments in several unconsolidated entities of which we own 50% or less and do not exercise significant influence over operating and financial activities. For additional information about our operating segments, see note K of the notes to our consolidated financial statements included elsewhere in this prospectus.

     During the year ended December 31, 2003 and the nine months ended September 30, 2004, those segments made the following contributions to our revenues, gross voyage profit or loss and segment profit or loss:


                                       NINE MONTHS ENDED                              YEAR ENDED
                                       SEPTEMBER 30, 2004                         DECEMBER 31, 2003
                            ----------------------------------------   ----------------------------------------
                                       GROSS VOYAGE       SEGMENT                 GROSS VOYAGE       SEGMENT
                            REVENUES   PROFIT (LOSS)   PROFIT (LOSS)   REVENUES   PROFIT (LOSS)   PROFIT (LOSS)
                            --------   -------------   -------------   --------   -------------   -------------
                                         (IN THOUSANDS)                             (IN THOUSANDS)
Liner Services............  $ 71,332      $  (429)        $(1,043)     $ 75,635      $(4,199)        $(5,238)
Time Charter Contracts....    87,086       22,144          17,611       129,685       33,048          26,378
Contracts of
  Affreightment...........    12,048        3,737           2,597        16,189        5,495           3,695
Rail-Ferry Service........    11,923       (3,382)         (4,858)       15,537       (2,926)         (5,248)
Other.....................    17,094          923             757        20,767        2,422           3,132
                            --------      -------         -------      --------      -------         -------
  Total...................  $199,483      $22,993         $15,064      $257,813      $33,840         $22,719
                            ========      =======         =======      ========      =======         =======


     Liner Services. In our liner services segment we operate four vessels, including one "dockship" that positions barges for pick-up and discharge, on established trade routes with regularly scheduled sailing dates. We receive revenues for the carriage of cargo within the established trading areas and pay the operating and voyage expenses incurred. Our liner services include a U.S. flag service between U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East, and a foreign flag transatlantic service operating between U.S. Gulf and East Coast ports and ports in northern Europe.

     Time Charter Contracts. Time charters are contracts by which our charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but we retain operating control over the vessel. Typically, we fully equip the vessel and are responsible for normal operating expenses, repairs, crew wages, and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Our time charter contracts include charters of three Roll-On/Roll-Off ("RO/RO") vessels to the Military Sealift Command (the "MSC") for varying terms. Also included in this segment are contracts with car manufacturers for six Pure Car/Truck Carriers ("PCTCs"), with an electric utility for a conveyor-equipped, self-unloading coal carrier and with a mining company to provide transportation services at its mine in Papua, Indonesia.

     Contracts of Affreightment. COAs are contracts by which we undertake to provide space on our vessels for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, we are responsible for all operating and voyage expenses. Our COA segment includes a molten sulphur transportation contract with a sulphur transporter.

     Rail-Ferry Service. In the beginning of 2001, we began a new service, through our subsidiary CG Railway, carrying loaded rail cars between the U.S. Gulf and Mexico. This service uses our two Special Purpose vessels, which were modified to enable them to carry standard size railroad cars. Each vessel has a capacity for 60 standard size rail cars.

     Other. This segment consists of operations that include more specialized services than the former four segments and subsidiaries that provide ship charter brokerage and agency services. Also included in this segment is our 50% ownership in a car transportation truck company.

     Unconsolidated Entities. We have a 30% interest in a company owning and operating nine Cement Carriers. We also have a 50% interest in a company owning two newly built Cape-Size Bulk Carriers, and a 50% interest in a company that operates a terminal in Coatzacoalcos, Mexico for our Rail-Ferry Service.

     Recent Losses. Our net losses in fiscal years 2002 and 2001 were due primarily to impairment losses incurred in 2001 in connection with our adoption of a plan to separate certain of our vessels from our operations and dispose of those vessels, and related expenses incurred in 2001 and 2002 related to the termination of services provided by those vessels. For further information, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note B to our consolidated financial statements included elsewhere in this prospectus.
                             ---------------------

     Our parent company is a Delaware corporation headquartered in New Orleans, Louisiana, with administrative and sales offices in New York, Nashville and Shanghai, and a network of marketing agents in other major cities around the world. Our principal executive offices are located at 650 Poydras Street, New Orleans, Louisiana 70130, and our telephone number at that address is (504) 529-5461.

BUSINESS STRATEGY

     Our strategy is to

     - identify customers with high credit quality and marine transportation needs requiring specialized vessels or operating techniques;

     - seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire or construct vessels to meet the requirements of those charters or contracts; and

     - provide our customers with reliable, high quality service at a reasonable cost.

     We believe that our strategy has produced relatively stable operating cash flows for an industry that tends to be cyclical and valuable long-term relationships with our customers. We plan to continue this strategy by expanding our relationships with existing customers, seeking new customers and selectively pursuing acquisitions.

HISTORY

     The company was originally founded as Central Gulf Steamship Corporation in 1947 by the late Niels F. Johnsen and his sons, Niels W. Johnsen, a director of the company, and Erik F. Johnsen, our

Chairman and Chief Executive Officer. Central Gulf was privately held until 1971 when it merged with Trans Union Corporation ("Trans Union"). In 1978, International Shipholding Corporation was formed to act as a holding company for Central Gulf, LCI, and certain other affiliated companies in connection with the 1979 spin-off by Trans Union of our common stock to Trans Union's stockholders. In 1986, we acquired the assets of Forest Lines, and in 1989, we acquired Waterman. Since our spin-off from Trans Union, we have continued to act solely as a holding company, and our only significant assets are the capital stock of our subsidiaries.

COMPETITIVE STRENGTHS

     Diversification. Our strategy for many years has been to seek and obtain contracts that contribute to a diversification of operations. These diverse operations vary from chartering vessels to the government, to chartering vessels for the transportation of automobiles and sport utility vehicles, transportation of paper, steel, wood and wood pulp products, carriage of supplies for a mining company, transporting molten sulphur, transporting coal for use in generating electricity, and transporting standard size railroad cars. In recent years we have upgraded our fleet and brought the average age of our vessels down to approximately 14.5 years as compared with approximately 17.7 years in 2000. As a result, our management believes that the outlook for fulfilling current contracts, obtaining extensions through the exercise of options by current customers, and obtaining new contracts is good.

     Stable Cash Flow. We believe that our historical cash flows have been relatively stable for an industry that tends to be cyclical, because of the length and structure of our contracts, the creditworthiness of our customers and our diversified customer and cargo bases. Our cash flow from operations was approximately $38.6 million, $18.4 million and $21.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, and $14.5 million and $28.4 million for the nine-month periods ended September 30, 2004 and 2003, respectively. Our medium- to long-term time charters provide for a daily charter rate that is payable whether or not the charterer utilizes the vessel. These charters generally require the charterer to pay certain voyage operating costs, including fuel, port and stevedoring expenses, and often include cost escalation features covering certain of our expenses. In addition, our COAs guarantee a minimum amount of cargo for transportation, and our diversified cargo and customer bases have contributed to the stability of our operating cash flow. We also believe that the high credit quality of most of our customers and the length of our contracts help reduce the effects of the cyclical nature of the shipping industry.

     Longstanding Customer Relationships. We currently have medium- to long-term time charters with, or contracts to carry cargo for, the MSC (14% of our fiscal year 2003 revenues) and a variety of high credit quality commercial customers that include International Paper Company (2% of our fiscal year 2003 revenues), P.T. Freeport Indonesia (6% of our fiscal year 2003 revenues), Toyota Motor Corporation (6% of our fiscal year 2003 revenues) and Hyundai Motor Company (6% of our fiscal year 2003 revenues). Most of these companies have been customers of ours for over ten years. Substantially all of our current cargo contracts and charter agreements are renewals or extensions of previous agreements. In recent years, we have been successful in winning extensions or renewals of substantially all of the contracts rebid by our commercial customers, and we have been operating vessels for the MSC for more than 30 years. We believe that our longstanding customer relationships are in part due to our excellent reputation for providing quality specialized maritime service in terms of on-time performance, low cargo loss, minimal damage claims and reasonable rates.

     Experienced Management Team. Our management team has substantial experience in the shipping industry. Our Chairman has served the company in various management capacities since its founding in 1947. In addition, our President, Executive Vice President, and Chief Financial Officer have over 92 years of collective experience with the company. We believe that the experience of our management team is important to maintaining long-term relationships with our customers.

RECENT DEVELOPMENTS

  NEW TAX LEGISLATION

     Under current United States tax law, U.S. companies like us and their domestic subsidiaries generally are taxed on all income, whether derived in the United States or abroad. With respect to foreign subsidiaries in which we hold more than a 50 percent interest (referred to in the tax laws as controlled foreign corporations or "CFCs"), we are currently taxed on our pro rata share of foreign shipping income.

     The recently enacted American Jobs Creation Act of 2004 (the "Jobs Creation Act"), which becomes effective for our company on January 1, 2005, will change the United States tax treatment of our U.S. flag vessels in foreign operations and foreign flag shipping operations. We intend to make an election under the Jobs Creation Act to have most of our U.S. flag operations taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime. Once the election is effective, the only U.S. tax on the operation of those vessels will be based on their tonnage, rather than their contribution to our income or profits.

     Also under the Jobs Creation Act, the taxable income of our CFCs from foreign shipping operations will be deferred until repatriated. For further information regarding the Jobs Creation Act and its estimated effect on our results of operations, see the section of this prospectus entitled "Business -- New Tax Legislation."

  VESSEL PURCHASE AGREEMENT


     In November 2004, we entered into an agreement to purchase two used vessels for an aggregate purchase price of approximately $20.0 million. We took delivery of one of these vessels in early December 2004 and expect to take delivery of the second vessel prior to the end of 2004. The vessels will be operated by us under two of our Maritime Security Program ("MSP") contracts. We drew $10.0 million on our new $50 million revolving credit facility (see "Description of Indebtedness") to purchase the delivered vessel and expect to draw an additional $10.0 million on our new credit facility to purchase the second vessel. We intend to use a portion of the proceeds of this offering to repay the amounts drawn. See "Use of Proceeds."


  RAIL-FERRY SERVICE EXPANSION


     We also intend to use a portion of the proceeds of this offering to add a second cargo deck to each of the two vessels operating in our rail-ferry service between the U.S. Gulf and Mexico in order to essentially double their capacity. See "Use of Proceeds." We hope to conclude the necessary shipyard modification contracts shortly and expect the vessels to return to service in the second half of 2005.


  MARITIME SECURITY PROGRAM CONTRACTS

     In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships industry-wide eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the new MSP program will be $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. On October 15, 2004, Waterman and Central Gulf each filed applications to extend their MSP contracts for another 10 years (i.e., through September 30, 2015), all seven of which were effectively grandfathered in the MSP reauthorization. Simultaneously, we offered additional ships for participation in the MSP. The U.S. Maritime Administration ("MarAd") is expected to announce MSP contract awards on January 14, 2005, and we have no way of knowing at this time whether Waterman or Central Gulf will be awarded contracts for the additional ships.

                                  THE OFFERING

     The following is a brief summary of selected terms of this offering. For a more complete description of the terms of the preferred stock and the notes, see the sections of this prospectus entitled "Description of the Preferred Stock" and "Description of the Notes."

Issuer........................   International Shipholding Corporation, a
                                 Delaware corporation.

Securities Offered............   800,000 shares of our   % convertible
                                 exchangeable preferred stock, $1.00 par value per share (880,000 shares if the underwriter exercises its over-allotment option in full).

Liquidation Preference........   In the event of our voluntary or involuntary
                                 dissolution, liquidation or winding up, holders of the preferred stock will be entitled to a liquidation preference of $50 per share of preferred stock, plus accrued and unpaid dividends, before any distribution of assets may be made to holders of our capital stock ranking junior to the preferred stock.

Dividends.....................   Dividends will be cumulative from the date of
                                 issuance at the annual rate of % of the
                                 liquidation preference of the preferred stock,
                                 payable quarterly on the day of      ,
                                           ,           , and           ,
                                 commencing           , 2005. The payment of
                                 dividends is at the discretion of our board of directors and must come from funds that are legally available for dividend payments. Our board of directors is not required to declare these dividends, and holders of the preferred stock cannot force it to do so. Accrued and unpaid dividends on the preferred stock will not bear interest.

                                 For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accrued and unpaid dividends with respect to the preferred stock and any parity stock for all preceding dividend periods. See "Description of the Preferred Stock -- Dividends."

Conversion Rights.............   Unless we redeem or exchange the preferred
                                 stock, the preferred stock can be converted at
                                 your option at any time into shares of our
                                 common stock at an initial conversion price of
                                 $     (equivalent to a conversion rate of
                                 approximately           shares of common stock
                                 for each share of preferred stock). The initial conversion price of the preferred stock is subject to adjustment upon the occurrence of certain events. See "Description of the Preferred Stock -- Conversion."

Optional Redemption...........   We may redeem the preferred stock, in whole or
                                 in part, for cash at any time on or after
                                           , 2006 at the following redemption
                                 prices:

                                 - $     per share if the redemption date is on
                                   or after           , 2006, provided that the
                                   closing price of our
                                   common stock has exceeded 150% of the
                                   conversion price of the preferred stock for at least 20 trading days during any 30-day trading period ending within five trading days prior to notice of redemption,

                                 - $     per share if the redemption date is on
                                   or after           , 2007, and

                                 - $     per share if the redemption date is on
                                   or after           , 2008,

                                 in each case together with accrued and unpaid dividends to, but not including, the date of redemption. See "Description of the Preferred Stock -- Optional Redemption."

                                 The preferred stock is not subject to any mandatory redemption or sinking fund provision.

Change in Control.............   HOLDERS OF THE PREFERRED STOCK WILL NOT BE
                                 ENTITLED TO HAVE THE PREFERRED STOCK REDEEMED
                                 AT A PREMIUM PRICE IN THE EVENT OF A CHANGE IN
                                 CONTROL OF OUR COMPANY. Rather, in such event we may elect to redeem the preferred stock, in whole but not in part, for cash at the following redemption prices:

                                 - $     per share if the change in control
                                   occurs on or after           , 2004 and prior
                                   to           , 2005,

                                 - $     per share if the change in control
                                   occurs on or after           , 2005 and prior
                                   to           , 2006,

                                 - $     per share if the change in control
                                   occurs on or after           , 2006 and prior
                                   to           , 2007,

                                 - $     per share if the change in control
                                   occurs on or after           , 2007 and prior
                                   to           , 2008, and

                                 - $     per share if the change in control
                                   occurs on or after           , 2008,

                                 in each case together with accrued and unpaid dividends to, but not including, the date of redemption. See "Description of the Preferred Stock -- Optional Redemption on Change in Control."

                                 In addition, upon a change in control of our company, a holder of the preferred stock may require us to redeem for cash any or all of such holder's shares of the preferred stock at the liquidation preference of the preferred stock, plus any accrued and unpaid cash dividends to, but not including, the date of purchase. See "Description of the Preferred Stock -- Required Redemption on Change in Control."


Voting Rights.................   Except as provided by Delaware law or our
                                 certificate of incorporation, which will include the certificate of designations for the preferred stock, holders of the preferred stock will not be entitled to any voting rights.
                                 However, holders of the preferred stock will be entitled to vote as a separate class with the holders of any of our other parity stock having like voting rights to elect two directors if we have not paid the equivalent of six or more quarterly dividends, whether or not consecutive, on the preferred stock or such other parity stock. These voting rights will continue until we pay the full accrued and unpaid dividends on the preferred stock and any of our other parity stock having like voting rights. See "Description of the Preferred Stock -- Voting Rights."



                                 The affirmative consent of holders of at least 66 2/3% of the preferred stock and any of our other parity stock having like voting rights, voting separately as a class, will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock or such other parity stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation or by-laws that would materially and adversely affect the terms of the preferred stock or such other parity stock.


Ranking.......................   The preferred stock will be, with respect to
                                 dividend rights and rights upon our
                                 liquidation, winding up or dissolution:

                                 - junior to all of our existing and future debt
                                   obligations;

                                 - on a parity with any class or series of
                                   capital stock that we may issue in the
                                   future, the terms of which provide that such class or series will rank on a parity with the preferred stock;

                                 - senior to our common stock and any other
                                   class or series of capital stock that we may issue in the future, the terms of which provide that such class or series will rank junior to the preferred stock; and

                                 - effectively junior to all of our
                                   subsidiaries' (1) existing and future
                                   liabilities and (2) capital stock held by others.

Optional Exchange.............   At our option, beginning on           , 2005
                                 and prior to           , 2014, we may exchange
                                 the preferred stock in whole, but not in part,
                                 on any divided payment date, for our   %
                                 convertible subordinated notes due 2014, provided (1) all accrued dividends on the preferred stock have been paid or set aside for payment and (2) no event of default under the indenture governing the notes has occurred and is continuing or would occur upon the exchange of the preferred stock. If we elect to exchange the preferred stock for notes, the exchange rate will be $50 principal amount of the notes for each share of preferred stock.

Convertible Subordinated
Notes.........................   The notes, if issued, will have the following
                                 terms:

  Denomination................   $50 per note.

  Interest Rate...............   The notes will bear interest at   % per year.
                                 Interest will be payable quarterly on
                                           ,           ,           and
                                           of each year, beginning on the first
                                 interest payment date after the exchange date.

  Maturity....................   The notes will mature on           , 2014.

  Optional Redemption.........   We may redeem the notes, in whole or in part,
                                 for cash at any time on or after           ,
                                 2006 at the following redemption prices:

                                 - $     if the redemption date is on or after
                                             , 2006, provided that the closing
                                   price of our common stock has exceeded 150% of the conversion price of the notes for at least 20 trading days during any 30-day trading period ending within five trading days prior to notice of redemption,

                                 - $     if the redemption date is on or after
                                             , 2007, and

                                 - $     if the redemption date is on or after
                                             , 2008,

                                 in each case together with accrued and unpaid interest to, but not including, the date of redemption. See "Description of the
                                 Notes -- Optional Redemption."

  Change in Control...........   HOLDERS OF THE NOTES WILL NOT BE ENTITLED TO
                                 HAVE THE NOTES REDEEMED AT A PREMIUM PRICE IN
                                 THE EVENT OF A CHANGE IN CONTROL OF OUR
                                 COMPANY. Rather, in such event we may elect to redeem the notes, in whole but not in part, for cash at the following redemption price:

                                 - $     if the change in control occurs on or
                                   after           , 2004 and prior to
                                             , 2005,

                                 - $     if the change in control occurs on or
                                   after           , 2005 and prior to
                                             , 2006,

                                 - $     if the change in control occurs on or
                                   after           , 2006 and prior to
                                             , 2007,

                                 - $     if the change in control occurs on or
                                   after           , 2007 and prior to
                                             , 2008, and

                                 - $     if the change in control occurs on or
                                   after           , 2008,

                                 in each case together with accrued and unpaid interest to, but not including, the date of redemption. See "Description of the
                                 Notes -- Optional Redemption on Change in
                                 Control."

                                 In addition, upon a change in control of our company, a holder of the notes may require us to redeem for cash any or all of such holder's notes at a price equal to the aggregate principal amount of such notes, plus any accrued and unpaid interest to, but not including, the date of purchase. See "Description of the Notes -- Required Redemption on Change in Control."

  Conversion..................   The notes may be converted by the holder at any
                                 time prior to maturity into shares of our common stock at the same conversion price applicable to shares of the preferred stock.
                                 See "Description of the Preferred
                                 Stock -- Conversion."

  Ranking.....................   The notes will be unsecured and subordinated
                                 and:

                                 - will be subordinate to all of our existing
                                   and future senior and unsecured debt;

                                 - will rank on a parity with any of our future
                                   subordinated debt;

                                 - will be subordinate to our secured debt to
                                   the extent of the value of the assets
                                   securing such debt; and

                                 - will be effectively subordinate to all
                                   liabilities and preferred stock, if any, of our subsidiaries.

Voting Rights.................   Holders of the notes will not be entitled to
                                 any voting rights.


Use of Proceeds...............   We estimate that we will receive net proceeds
                                 from this offering of approximately $37.9 million, after deducting the underwriting discount and the financial advisory fee payable to the underwriter and our estimated offering expenses. We intend to use a portion of the proceeds of this offering to repay the amount drawn on our new $50 million revolving credit facility in early December 2004 to purchase a used vessel and the additional amount we expect to draw on our new credit facility prior to the end of 2004 to purchase a second used vessel
                                 (see "Prospectus Summary -- Recent
                                 Developments -- Vessel Purchase Agreement"). We also intend to use a portion of the proceeds of this offering to add a second deck to each of the two vessels operating in our rail-ferry service (see "Prospectus Summary -- Recent
                                 Developments -- Rail-Ferry Service Expansion").
                                 We will use any remaining proceeds of this offering and the proceeds from any exercise of the underwriter's over-allotment option to acquire additional new or used vessels, to satisfy our working capital requirements or for general corporate purposes. See "Use of Proceeds."


Common Stock..................   Our common stock is listed on the New York
                                 Stock Exchange under the symbol "ISH."


Listing of Preferred Stock....   We will make application to list the preferred
                                 stock on the New York Stock Exchange under the symbol "ISH Pr."


Listing of Notes..............   It is a condition to our ability to exchange
                                 the preferred stock for notes that the notes be listed on one or more of the following markets:
                                 the New York Stock Exchange, the Nasdaq
                                 National Market, the Nasdaq SmallCap Market, the American Stock Exchange or another similar securities exchange or securities trading market.

Tax Consequences..............   United States federal income tax considerations
                                 relevant to the purchase, ownership and
                                 disposition of the preferred stock, the notes issuable upon our exchange of the preferred stock, and our common stock issuable upon the conversion of the preferred stock are described in the section of this prospectus entitled
                                 "Material U.S. Federal Income Tax
                                 Considerations." Prospective investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the preferred stock, the notes and our common stock. Tax consequences will vary depending on current tax laws, the particular circumstances of the stockholder, and the application of state, local and other tax laws.

Risk Factors..................   An investment in the preferred stock involves
                                 significant risks. See the section of this prospectus entitled "Risk Factors" beginning on page 14 and the other information in this prospectus for a discussion of important factors that you should consider before deciding to invest in the preferred stock.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The financial data presented below for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited financial statements. The financial data presented below for the nine months ended September 30, 2004 and 2003 were derived from our unaudited interim financial statements. In our opinion, the financial data for the nine months ended September 30, 2004 and 2003 reflects all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data. The interim financial data have been prepared in accordance with the same accounting principles followed in the presentation of our audited financial statements for the fiscal year ended December 31, 2003. The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read the table in conjunction with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                   ----------------------------    --------------------------------------------
                                       2004            2003            2003            2002          2001(1)
                                   ------------    ------------    ------------    ------------    ------------
                                     (IN THOUSANDS, EXCEPT RATIOS, FLEET CAPACITY DATA AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues.......................   $  199,483      $  195,861      $  257,813      $  227,412      $  304,370
  Impairment Loss................           --              --              --              66         (81,038)
  Gross Voyage Profit (Loss).....       22,993          27,053          33,840          30,502         (53,808)
  Operating Income (Loss)........       11,310          15,964          19,587          15,325         (73,885)
  Net Income (Loss)..............        4,945           3,840           5,491            (136)        (64,419)
  Pro Forma Net Income Available
     to Common Stockholders(2)...
  Basic Income (Loss) From
     Continuing Operations Per
     Common Share................         1.86            2.62            3.22            2.52          (12.15)
  Diluted Income (Loss) From
     Continuing Operations Per
     Common Share................         1.86            2.62            3.22            2.52          (12.15)
  Basic Net Income (Loss) Per
     Common Share................         0.81            0.63            0.90           (0.02)         (10.59)
  Diluted Net Income (Loss) Per
     Common Share................         0.81            0.63            0.90           (0.02)         (10.59)
  Pro Forma Basic Net Income Per
     Common Share(2).............
  Pro Forma Diluted Net Income
     Per Common Share(2).........
  Average Common Shares
     Outstanding
     Basic.......................    6,082,887       6,082,887       6,082,887       6,082,887       6,082,887
     Diluted.....................    6,092,536       6,082,887       6,082,887       6,082,887       6,082,887
  Cash Dividends Declared Per
     Common Share................           --              --              --              --           0.125
BALANCE SHEET DATA:
  Working Capital................       14,526           7,398          10,248           1,849          25,631
  Total Assets...................      367,912         391,483         382,451         406,752         461,722
  Long-Term Debt, Less Current
     Maturities (including
     Capital Lease
     Obligations)................      152,316         174,591         164,144         192,297         240,276
  Stockholders' Investment.......      127,343         119,983         121,367         115,227         114,905

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                   ----------------------------    --------------------------------------------
                                       2004            2003            2003            2002          2001(1)
                                   ------------    ------------    ------------    ------------    ------------
                                     (IN THOUSANDS, EXCEPT RATIOS, FLEET CAPACITY DATA AND PER SHARE AMOUNTS)
OTHER FINANCIAL DATA:
  Cash Flow From Operations......       14,473          28,409          38,616          18,439          21,318
  Cash Flow From Investing
     Activities..................        1,540            (687)          1,772           9,456          81,808
  Cash Flow From Financing
     Activities..................      (12,963)        (24,146)        (35,926)        (48,626)        (93,169)
  Depreciation and Amortization
     Expense.....................       21,751          23,716          31,276          29,892          46,484
  Capital Expenditures:
     Vessel Acquisition and
       Refurbishment Costs.......           --           2,300           2,361           6,905          43,342
     Barge Refurbishment Costs...           --              --              --           1,628(3)           --
     Haul-Away Car Carrying
       Trucks Costs..............        1,641           2,456           2,456             937              --
     Other Assets................          161             531             543             288             781
  Drydocking, Positioning and
     Other Costs.................        5,819           1,333           3,264           3,170           7,784
  Ratio of Earnings to Fixed
     Charges(4)..................         1.39x           1.33x           1.35x             --(5)           --(5)
  Pro Forma Ratio of Earnings to
     Fixed Charges and Preferred
     Stock Dividends(6)..........
FLEET CAPACITY (at end of period)
  Vessels........................           35              36              35              36              36
  LASH Barges....................          917             917             917             919           1,722
  Other Barges and Towboats......           --              --              --              14              37
  Haul-Away Car Carrying
     Trucks......................           32              22              22               7              --
  Carrying Capacity (thousands of
     deadweight tons)............        1,090           1,097           1,084           1,398           1,137

---------------

(1) Results for 2001 reflect an impairment loss of approximately $81.0 million, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets." This non-cash charge was made to write down certain assets to estimated market value as part of the reclassification of our U.S. flag LASH Service, our Cape-Size Bulk Carrier and certain Special Purpose barges to "Assets Held for Disposal" and impairment charges recorded on our foreign flag LASH Liner Service.

(2) Pro forma results assume this offering had been consummated as of the beginning of the period, assuming an annual dividend rate on the preferred
    stock offered hereby of      % of the liquidation preference and no exercise
    of the underwriter's over-allotment option.

(3) Barge refurbishment costs include $1.2 million for the purchase of 318 LASH barges that we had previously leased.

(4) For the ratio of earnings to fixed charges calculation, earnings consist of income (loss) before provision (benefit) for income taxes and equity in net income of unconsolidated entities plus distributions received from unconsolidated entities. Fixed charges include interest, amortization of financing charges and that portion of rent deemed representative of interest.

(5) Earnings were insufficient to cover fixed charges by $28.6 million and $132.9 million for the years ended December 31, 2002 and 2001, respectively. We sustained a net loss from continuing operations of $0.8 million for 2002, which included impairment losses of $0.5 million, and a net loss from continuing operations of $99.4 million for 2001, which included impairment losses of $81.0 million. These losses were inadequate to cover our fixed charges of $27.8 million for 2002 and $33.5 million for 2001.

(6) Reflects the ratio of earnings to fixed charges and preferred stock dividends as if this offering had been consummated as of the beginning of the period, assuming an annual dividend rate on the preferred stock offered
    hereby of      % of the liquidation preference and no exercise of the
    underwriter's over-allotment option. See note 4 above for a description of the items constituting earnings and fixed charges.

                                  RISK FACTORS

     You should carefully consider the risks described below in addition to the other information contained in this prospectus before making an investment decision. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flow and results of operations.

RISKS RELATED TO OUR BUSINESS

WE ARE HIGHLY LEVERAGED.


     At September 30, 2004, after giving pro forma effect to this offering and the application of the net proceeds, we would have had outstanding aggregate long-term indebtedness of $181.7 million (including long-term guarantees of indebtedness of our subsidiaries of $29.4 million) and a debt-to-equity ratio of
1.09 to 1. See note 2 to the table set forth in the section of this prospectus entitled "Capitalization." Upon the consummation of this offering and the application of the net proceeds, we will continue to be highly leveraged and will continue to devote a substantial portion of our operating income to debt service.


     To date, we have been able to generate sufficient cash from operations to meet annual interest and principal payments on our indebtedness. However, following completion of this offering, our combined debt service and preferred stock dividend requirements will be greater than they have been in the past, and our ability to satisfy those obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and preferred stock dividend requirements, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure our debt. There can be no assurance that we will be able to generate sufficient operating cash flows to service our debt and meet our preferred stock dividend requirements.

     Subject to compliance with various financial and other covenants imposed by the agreements governing our existing indebtedness and that of our subsidiaries, we may incur additional indebtedness from time to time, thus increasing our leverage. The degree to which we are leveraged could have important adverse consequences to holders of the preferred stock. Among other things, high leverage may

     - impair our ability to obtain additional financing for working capital, capital expenditures, vessel and other acquisitions, and general corporate purposes;

     - require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest;

     - limit the funds available to meet our preferred stock dividend requirements;

     - place us at a competitive disadvantage to less highly-leveraged competitors; and

     - make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

A DEFAULT UNDER ONE OF OUR DEBT AGREEMENTS MAY RESULT IN A DEFAULT UNDER ONE OR MORE OF OUR OTHER DEBT AGREEMENTS.

     Our debt obligations are represented by separate agreements with different lenders. A default under any agreement can result in the acceleration of principal and interest, and in some cases penalties, under that agreement. In some cases, a default under one agreement may create an event of default under other agreements, resulting in the acceleration of principal, interest and penalties under such other agreements even though we are otherwise in compliance with all payment and other obligations under those agreements. Thus, an event of default under a single agreement, including one that is technical in nature or otherwise not material, may create an event of default under multiple lending agreements, which could result in the acceleration of significant indebtedness under multiple agreements that we may not be able to pay or refinance at that time. If such a technical event of default occurs under any of our debt that is senior indebtedness, we will be prohibited from making any payment on the notes issuable upon our exchange of the preferred stock until the default is cured or waived or until 179 days have elapsed. If an event of default under our senior indebtedness caused by the acceleration of the maturity date or our failure to make a scheduled interest payment occurs, we will be prohibited from making any payment on the notes until the default is cured or waived.

THE AGREEMENTS GOVERNING CERTAIN OF OUR DEBT INSTRUMENTS IMPOSE RESTRICTIONS ON OUR BUSINESS.

     The agreements governing certain of our debt instruments contain a number of covenants imposing restrictions on our business. The restrictions these covenants place on us include limitations on our ability to:

     - redeem and pay dividends on our capital stock;

     - make investments;

     - engage in transactions with affiliates; and

     - create or permit to exist liens on our assets.

     These agreements also require us to meet a number of financial ratios. As a result of these covenants, our ability to respond to changes in business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that otherwise might be considered beneficial to the company. See "Description of Indebtedness."

     In addition, the breach of any of these covenants could result in a default under several other of these agreements. Upon the occurrence of an event of default under any such agreement, the lenders could elect to declare all amounts outstanding to be immediately due and payable. If we were unable to repay those amounts, such lenders could proceed against the collateral securing that indebtedness. If amounts outstanding under such agreements were to be accelerated, there can be no assurance that our assets would be sufficient to generate sufficient cash flow to repay the accelerated indebtedness.

IF SUFFICIENT APPROPRIATIONS UNDER THE MARITIME SECURITY ACT OF 1996 ARE NOT MADE IN ANY FISCAL YEAR, WE MAY NOT CONTINUE TO RECEIVE ANNUAL SUBSIDY PAYMENTS WITH RESPECT TO CERTAIN OF OUR VESSELS.

     The Maritime Security Act of 1996 (the "MSA"), which provides a subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. Under this program, each participating vessel is eligible to receive an annual subsidy payment of $2.1 million through the government's fiscal year 2005. In 2003, Congress authorized an extension of the program through 2015, increased the number of ships eligible industry-wide to participate in the program from 47 to 60, and increased subsidy payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the MSP are $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015.

     As of September 30, 2004, seven of our vessels operated under MSP contracts, the terms of which were extended in October 2004 through September 30, 2015. Also in October 2004, we offered additional vessels for participation in the program, although we have no way of predicting whether any of those vessels will be allowed to participate in the program. Payments under this program are subject to annual appropriation by Congress and are not guaranteed. Congress may not make sufficient appropriations under the program in one or more fiscal years and, as a result, we can provide no assurance as to our continued receipt, in full or in part, of the annual subsidy payments.

OUR BUSINESS AND OPERATIONS ARE HIGHLY-REGULATED.

     Our business is materially affected by government regulation in the form of international conventions, national, state and local laws and regulations, and laws and regulations of the flag nations of our vessels, including laws relating to the discharge of materials into the environment. Because such conventions, laws and regulations are often revised, we are unable to predict the ultimate costs of compliance. In addition, we are required by various governmental and quasi-governmental agencies to obtain and maintain certain permits, licenses and certificates with respect to our operations. In certain instances, the failure to obtain or maintain such permits, licenses or certificates could have a material adverse effect on our business. In the event of war or national emergency, our U.S. flag vessels are subject to requisition by the United States without any guarantee of compensation for lost profits, although the United States government has traditionally paid fair compensation in such circumstances. See
"Business -- Regulation."

AN INCREASE IN THE SUPPLY OF VESSELS WITHOUT A CORRESPONDING INCREASE IN DEMAND FOR VESSELS COULD CAUSE OUR CHARTER AND CARGO RATES TO DECLINE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND EARNINGS.

     Historically, the shipping industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated in part because of changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. If the number of new vessels delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessels increases and the demand for vessels does not, the charter and cargo rates for our vessels could decline significantly. A decline in our charter and cargo rates could have a material adverse effect on our revenues and earnings.

THE REVENUES OF OUR LINER SERVICES SEGMENT ARE SUBJECT TO SEASONAL AND CYCLICAL VARIATIONS, WHICH MAY CAUSE MATERIAL FLUCTUATIONS IN OUR REPORTED EARNINGS.

     The demand for certain cargoes carried in our liner services, such as agricultural products, steel and forest products, and the corresponding demand for liner services to ship these cargoes, has historically exhibited seasonal and cyclical variations. As a result, the revenues of our liner services segment are subject to seasonal and cyclical variations, which may cause material fluctuations in our revenues and earnings on a quarterly or annual basis, or both.

WE ARE DEPENDENT ON GOVERNMENT CHARTERS AND CONTRACTS.

     We have various charters or contracts with agencies of the United States government. Companies engaged in government contracting are subject to certain unique business risks, including dependence on congressional appropriations and administrative allotment of funds, and changing policies and regulations. Because government contracts are usually awarded for relatively short periods of time and are subject to renewal options in favor of the government, the stability and continuity of this type of business depends on the periodic exercise by the government of contract renewal options. Further, government contracting laws provide that the United States government is to do business only with responsible contractors. In this regard, federal agencies have the authority under certain circumstances to suspend or debar a contractor from further government contracting for periods of time in order to protect the government's interest. While we have never been suspended or debarred from government contracting, nor have we ever been the subject of any proceeding for such a purpose, there can be no assurance that we will not be suspended or debarred, or subject to such a proceeding, in the future.

WE ARE SUBJECT TO THE RISK OF CONTINUING HIGH PRICES, AND INCREASING PRICES, OF THE FUEL WE CONSUME IN OUR LINER AND RAIL-FERRY OPERATIONS.

     We are exposed to price risks with respect to fuel consumption in our liner and rail-ferry operations, and we can give no assurance that we will be able to offset higher fuel costs due to the competitive nature of these operations. Moreover, while we entered into hedging arrangements with respect to a portion of our 2003 fuel requirements for our liner and rail-ferry segments to reduce our exposure to increases in fuel prices, we currently have no hedging arrangements in place with respect to our estimated 2004 fuel requirements. Accordingly, a material increase in fuel prices that we cannot recover through fuel cost surcharges could adversely affect our results of operations and financial condition. For an analysis of the effect on our operating costs and earnings per share of an increase in fuel prices, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Disclosures About Market Risk -- Commodity Price Risk."

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

     The shipping industry is intensely competitive and can be influenced by economic and political events that are outside the control of shipping companies. There can be no assurance that we will be able to renew expiring charters on economically attractive terms, maintain attractive freight rates, pass cost increases through to our customers or otherwise successfully compete against our competitors.

WE ARE SUBJECT TO THE CONTROL OF OUR PRINCIPAL STOCKHOLDERS.

     Four of our directors, Niels W. Johnsen, Erik F. Johnsen, Niels M. Johnsen and Erik L. Johnsen, and their family members and affiliated entities, beneficially owned an aggregate of 38.67% (including currently exercisable options to acquire 400,000 shares) of our common stock as of September 30, 2004. As a result, the Johnsen family has the power to determine many of our policies, the election of our directors and officers, and the outcome of various corporate actions requiring stockholder approval.

OPERATING HAZARDS MAY INCREASE OUR OPERATING COSTS; OUR INSURANCE COVERAGE IS LIMITED.

     Our vessels are subject to operating risks such as:

     - catastrophic marine disaster;

     - adverse weather conditions;

     - mechanical failure;

     - collisions;

     - hazardous substance spills;

     - war, terrorism and piracy; and

     - navigation and other human errors.

     The occurrence of any of these events may result in damage to or loss of our vessels and our vessels' cargo or other property, and in injury to personnel. Such occurrences may also result in a significant increase in our operating costs or liability to third parties. In addition, such occurrences may result in our company being held strictly liable for pollution damages under the Oil Pollution Act of 1990 (the "OPA"), the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or one of the international conventions to which our vessels operating in foreign waters may be subject. See "Business -- Regulation."

     We maintain insurance coverage against certain of these risks, which our management considers to be customary in the industry. We cannot assure you, however, that we will be able to renew our existing insurance coverage at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise.

     In addition, the terrorist attacks that occurred in the U.S. on September 11, 2001, as well as the potential for future attacks, compliance with recently enacted maritime security laws and other factors, have caused significant increases in the cost of our war risk insurance coverage, which covers damages to our vessels and liability to third parties arising from acts of terrorism.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     Our international shipping operations are subject to risks inherent in doing business in countries other than the United States. These risks include, among others:

     - economic, political and social instability;

     - potential vessel seizure, expropriation of assets and other governmental actions, which are not covered by our insurance;

     - currency restrictions and exchange rate fluctuations;

     - potential submission to the jurisdiction of a foreign court or arbitration panel; and

     - import and export quotas, the imposition of increased environmental and safety regulations and other forms of public and governmental regulation.

     Many of these risks are beyond our control, and we cannot predict the nature or the likelihood of any such events. However, if such an event should occur, it could have a material adverse effect on our financial condition and results of operations.

OUR VESSELS COULD BE SEIZED BY MARITIME CLAIMANTS, WHICH COULD RESULT IN A SIGNIFICANT LOSS OF EARNINGS AND CASH FLOW FOR THE RELATED OFF-HIRE PERIOD.

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts or claims for damages. In many jurisdictions, a maritime lienholder may enforce its lien by either arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings and cash flow for the related off-hire period.

     In addition, international vessel arrest conventions and certain national jurisdictions allow so-called "sister ship" arrests, that allow the arrest of vessels that are within the same legal ownership as the vessel which is subject to the claim or lien. Certain jurisdictions go further, permitting not only the arrest of vessels within the same legal ownership, but also any "associated" vessel. In nations with these laws, an "association" may be recognized when two vessels are owned by companies controlled by the same party. Consequently, a claim may be asserted against us, any of our subsidiaries or our vessels for the liability of one or more of the other vessels we own.

ONE OF OUR TIME CHARTER CUSTOMERS HAS FILED FOR BANKRUPTCY, THE OUTCOME OF WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We charter our Coal Carrier to US Generating New England, Inc. ("USGenNE"). In July of 2003, USGenNE filed a petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. USGenNE is current in all of its obligations to us under the time charter, except for approximately $850,000 of pre-petition invoices covering charter hire and related expenses. The $850,000 of pre-petition invoices owed to us is an unsecured claim in the bankruptcy proceeding. Under the federal bankruptcy laws, USGenNE has the right to accept or reject the time charter. If USGenNE accepts the time charter, it is then required to meet its financial obligations under the time charter, including the $850,000 of pre-petition invoices. If USGenNE rejects the time charter, then we would have a priority administrative claim with respect to all amounts due us under the time charter that are related to the post-petition period, but we would have no priority with respect to the pre-petition invoices.

     At this time we cannot predict whether the time charter will be accepted or rejected. Therefore, we have not provided an allowance for the pre-petition invoices in our financial statements as of September 30, 2004. In the event the time charter is ultimately rejected, we believe the vessel can be utilized in alternative employment without incurring a material impairment charge with respect to its carrying value, although we can give no assurance of such at this time. USGenNE utilized the vessel through the end of fiscal year 2003 and has continued to utilize the vessel in 2004 as of the date of this prospectus. However, we can give no assurance as to the extent of USGenNE's use of the vessel subsequent to the date of this prospectus.

OUR RAIL-FERRY SERVICE HAS BEEN UNPROFITABLE TO DATE, AND WE CAN GIVE NO ASSURANCE AS TO ITS FUTURE PROFITABILITY.

     Our rail-ferry service began operating in February 2001. The introduction of this service in a competitive market contributed $7.5 million to our net loss in fiscal year 2001. The service's results of operations improved in fiscal years 2002 and 2003, but still contributed $3.7 million to our net loss in 2002 and reduced our net income by $2.9 million in 2003. Moreover, the service has continued to incur losses in fiscal year 2004, reducing our net income for the nine months ended September 30, 2004 by $3.4 million. We can give no assurance that the service will be profitable in 2005 or in any subsequent fiscal year.

     In addition, we intend to use a portion of the proceeds of this offering to add a second cargo deck to each of the two vessels operating in this service in order to essentially double their capacity. We believe that these additions will significantly reduce our cost per unit of cargo carried, but that will occur only if we are able to book substantially all of the additional capacity, and we can give no assurance at this time that we will be successful in doing so.

A SUBSTANTIAL NUMBER OF OUR EMPLOYEES ARE UNIONIZED; IN THE EVENT OF A STRIKE OR OTHER WORK STOPPAGE OUR BUSINESS AND OPERATIONS MAY BE ADVERSELY AFFECTED.

     As of September 30, 2004, all of our shipboard personnel and certain of our shoreside personnel were covered by collective bargaining agreements. While we have experienced no strikes, work stoppages or other significant labor problems during the last ten years, we cannot assure you that such events will not occur in the future. In the event we experience one or more strikes, work stoppages or other labor problems, our business and operations and, in turn, our results of operations, may be materially and adversely affected.

WE MAY NOT BE ABLE TO RENEW OUR TIME CHARTERS AND CONTRACTS WHEN THEY EXPIRE.

     There can be no assurance that any of our existing time or bareboat charters or contracts of affreightment will be renewed or, if renewed, that they will be renewed at favorable rates. If upon expiration of our existing charters and contracts, we are unable to obtain new charters or contracts at rates comparable to those received under the expired charters or contracts, our revenues and earnings may be adversely affected.

OLDER VESSELS HAVE HIGHER OPERATING COSTS AND ARE LESS DESIRABLE TO CHARTERERS.

     The average age of the vessels in our fleet is approximately 14.5 years. In general, capital expenditures and other costs necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Accordingly, it is likely that the operating costs of our older vessels will increase. In addition, changes in governmental regulations and compliance with classification society standards may require us to make expenditures for new equipment. In order to add such equipment, we may be required to take our vessels out of service, thereby reducing our revenues. Moreover, customers generally prefer modern vessels over older vessels, which places the older vessels at a competitive disadvantage, especially in weak markets. There can be no assurance that market conditions will justify the expenditures necessary to maintain our older vessels in good operating condition or enable us to operate our older vessels profitably during the remainder of their estimated useful lives. For more specific information on the age of each of our vessels, see the table in the section of this prospectus entitled "Business -- Vessel Deployment."

WE FACE PERIODIC DRYDOCKING COSTS FOR OUR VESSELS WHICH CAN BE SUBSTANTIAL.

     Vessels must be drydocked periodically. The cost of repairs and renewals required at each drydock are difficult to predict with certainty and can be substantial and our insurance does not cover these costs.

RISKS RELATED TO THE PREFERRED STOCK

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS AND LIMIT OUR ABILITY TO PAY DIVIDENDS ON THE PREFERRED STOCK.

     We have substantial indebtedness and, as a result, significant debt service obligations. As of September 30, 2004, our total indebtedness was approximately $197.9 million (including guarantees of indebtedness of our subsidiaries of $31.8 million), representing approximately 64 percent of our total capitalization. For the year ended December 31, 2003, our ratio of earnings to fixed charges was 1.35 to 1.


     Our substantial debt could have important consequences to you. For example, it could:

     - make it more difficult for us to pay dividends on the preferred stock (see "Dividend Policy");

     - require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures and other corporate requirements;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to respond to business opportunities;

     - limit our ability to borrow additional funds; and

     - subject us to financial and other restrictive covenants that, if violated by us under circumstances that are not waived by our lenders or cured by us, could result in an event of default under one or more of our debt instruments.

THERE IS NO CURRENT MARKET FOR THE PREFERRED STOCK, AND AN ACTIVE TRADING MARKET FOR THE PREFERRED STOCK MAY NOT DEVELOP.

     The preferred stock is a new issue of securities with no established trading market, and we cannot assure you that a market for the preferred stock will develop. An inactive or illiquid trading market could adversely affect the trading price of shares of the preferred stock, and you may not be able to sell your shares quickly or at the market price if the trading market for the preferred stock is inactive. Moreover, the public offering price of the preferred stock as set forth on the cover page of this prospectus may not be indicative of prices that will prevail in the trading market.

     While we will apply to list the preferred stock on the New York Stock Exchange, we cannot assure you that we will be successful in doing so. Our ability to list and continue to list the preferred stock on the New York Stock Exchange will depend on our ability to meet the New York Stock Exchange's listing requirements for both the preferred stock and our common stock.

WE MAY NOT BE PERMITTED TO PAY CASH DIVIDENDS ON THE PREFERRED STOCK AND STOCKHOLDERS CANNOT COMPEL US TO PAY THEM. IN ADDITION, UNPAID DIVIDENDS ON THE PREFERRED STOCK WILL NOT EARN INTEREST.

     Any decision to pay a cash dividend on the preferred stock, and the amount of any dividend to be paid, will be made at the discretion of our board of directors, subject to funds being legally available for the payment of dividends and subject to the restrictions imposed by certain of our debt agreements, including the indenture governing our 7 3/4% senior notes due 2007 (see "Dividend Policy" and "Description of Indebtedness"). Moreover, our ability to pay cash dividends may depend on criteria set forth in future credit agreements. If there is a default under a current or future credit agreement, we may not be able to pay dividends on the preferred stock. Even if our credit agreements permit us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due. Holders cannot force us to pay accumulated dividends, but we must pay them before we pay dividends on any junior stock, and we must pay them on an equal basis with any dividends that we pay on any stock with equal rights. In addition, unpaid dividends on the preferred stock will not earn interest.

THE PREFERRED STOCK IS SUBORDINATE TO ALL OF OUR EXISTING LIABILITIES AND DOES NOT LIMIT OUR ABILITY TO INCUR FUTURE INDEBTEDNESS THAT WILL RANK SENIOR TO THE PREFERRED STOCK.

     The rights of holders of the preferred stock to the payment of dividends and amounts distributable upon our dissolution, liquidation or winding up will rank junior to the rights of all of our creditors to have our obligations paid to them. In addition, the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred stock, and the terms of the preferred stock will not limit the amount of the debt and other obligations that we may incur.

UPON A CHANGE IN CONTROL OF OUR COMPANY, WE MAY NOT HAVE SUFFICIENT FUNDS WITH WHICH TO PURCHASE THE SHARES OF PREFERRED STOCK TENDERED TO US.

     Upon a change in control of our company, each holder of the preferred stock will have the right to require us to purchase for cash all or a portion of such holder's shares of the preferred stock at a price equal to the liquidation preference of the shares, together with accrued and unpaid dividends to, but not including, the date of purchase. Even if the terms of the instruments governing our indebtedness allow us to purchase the shares, there can be no assurance that sufficient funds will be available to us at the time of a change in control to make any required repurchase of the preferred stock. See "Description of the Preferred Stock -- Required Redemption on Change in Control."

OUR ABILITY TO ISSUE PREFERRED STOCK IN THE FUTURE COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF THE PREFERRED STOCK AND OUR COMMON STOCK.

     Although our certificate of incorporation authorizes us to issue only 1,000,000 shares of preferred stock in one or more series on terms determined by our board of directors, 800,000 shares of which are being offered hereby (plus any shares issuable upon exercise of the underwriter's over-allotment option), we expect to seek stockholder approval at our annual stockholders meeting in 2005 to increase the number of shares of preferred stock that we may issue. Such approval can be given by our common stockholders without the consent of the holders of the preferred stock. In such event, our board of directors would be able to issue one or more series of preferred stock that would rank senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, although we would need the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the preferred stock to do so. We would not need that vote or consent to authorize, increase the authorized amount of, or issue any series of preferred stock that ranks equal or junior to the preferred stock as to such rights. Our future issuance of preferred stock could therefore effectively diminish or supersede dividends on, and the liquidation preference of, the preferred stock and adversely affect the value of the preferred stock and our common stock.

SALES, OR THE AVAILABILITY FOR SALE, OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK AND, IN TURN, THE VALUE OF THE PREFERRED STOCK, AND IMPAIR OUR ABILITY TO RAISE EQUITY CAPITAL.

     Sales of substantial amounts of our common stock in the public market or the perception of the market that such sales may occur, as well as the availability of shares of our common stock for future sale (including our common stock issuable upon the conversion of shares of the preferred stock or upon exercise of outstanding options to acquire shares of our common stock) could adversely affect the market price of our common stock. This could also adversely affect the market value of the preferred stock and impair our future ability to raise capital through an offering of our equity securities. As of September 30, 2004, we had outstanding 6,082,887 shares of our common stock and options to purchase 475,000 shares of our common stock, all of which had an exercise price of $14.125 per share.


UPON THE EXPIRATION OF 60-DAY LOCK-UP AGREEMENTS, A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET, WHICH MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK AND THE PREFERRED STOCK TO DECLINE.



     On           , 2005, which is 60 days after the commencement of this
offering, lock-up agreements covering approximately 2.4 million shares of our common stock (approximately 36.4% of our common stock outstanding as of September 30, 2004, including currently exercisable stock options) beneficially owned by our directors and executive officers will expire and those shares will become available for sale. If our directors and executive officers sell substantial amounts of our common stock in the public market at concentrated times, the market price of our common and, in turn, the preferred stock, could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price acceptable to us. While we do not anticipate that any such sales will be made, we can give no assurances that they will not.

THE TRADING PRICES FOR THE PREFERRED STOCK WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK.

     The public offering price for shares of the preferred stock, the conversion price and the exchange rate set forth on the cover page of this prospectus were determined by our board of directors and the underwriter after considering the likely cost of capital from other sources, comparable transactions, and historic and current trading prices for our common stock. We believe that the trading prices of the preferred stock will be directly affected by the trading prices of our common stock.

OUR COMMON STOCK HAS EXPERIENCED, AND MAY CONTINUE TO EXPERIENCE, PRICE VOLATILITY AND A LOW TRADING VOLUME.

     Price volatility may adversely affect the trading price of our common stock regardless of our operating performance. In addition, our common stock has experienced low trading volume in the past. Our average daily trading volume was less than one percent of our outstanding common stock over the past six-month period. Therefore, the trading price of our common stock has been and may continue to be subject to large fluctuations, which may result in losses to investors. Coupled with the low trading volume, the trading price of our common stock may increase or decrease significantly in response to a number of events and factors, including:

     - trends in our industry and the markets in which we operate;

     - changes in the profitability of our individual charters and contracts;

     - changes in financial estimates and recommendations by securities analysts;

     - acquisitions and financings;

     - quarterly variations in our operating results;

     - the addition of key personnel or the loss of any of our current key personnel;

     - changes in accounting principles;

     - changes in tax laws affecting us;

     - the operating and stock price performance of other companies that investors may deem comparable to us; and

     - purchases or sales of blocks of our common stock.

WE HAVE NOT RECENTLY PAID DIVIDENDS ON OUR COMMON STOCK AND WE DO NOT ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

     Any decision to pay a cash dividend on our common stock, and the amount of any dividend to be paid, will be made at the discretion of our board of directors, subject to funds being legally available for the payment of dividends and the restrictions imposed by certain of our debt agreements, including the indenture governing our 7 3/4% senior notes due 2007. In connection with this offering, we will further restrict our ability to pay dividends on our common stock. See "Dividend Policy." We have not paid cash dividends on our common stock since 2001 and do not anticipate paying cash dividends on our common stock in the foreseeable future.

THE HOLDERS OF THE PREFERRED STOCK AND THE NOTES WILL HAVE CERTAIN CHANGE IN CONTROL REPURCHASE RIGHTS WHICH MAY DISCOURAGE A CHANGE IN CONTROL OF OUR COMPANY AND THE REMOVAL OF OUR INCUMBENT MANAGEMENT.

     Upon a change in control of our company, each holder of the preferred stock will have the right to require us to redeem for cash all or a portion of such holder's shares of the preferred stock. See "Description of the Preferred
Stock -- Required Redemption on Change in Control." Similarly, each holder of notes issuable upon our exchange of the preferred stock will have, upon a change in control of our company, the right to require us to redeem for cash all or a portion of such holder's notes. See "Description of the Notes -- Required Redemption on Change in Control." These rights could make more difficult a merger, tender offer or proxy contest involving us, and could impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our capital stock at a premium over prevailing market prices.

AN EXCHANGE OF THE PREFERRED STOCK FOR NOTES MAY ADVERSELY AFFECT THE AFTER-TAX YIELD ON YOUR INVESTMENT IN OUR SECURITIES.

     If we exchange the preferred stock for notes, holders of the preferred stock will no longer be entitled to receive quarterly dividend payments on the preferred stock, but instead will be entitled to receive quarterly interest payments on the notes. For most taxpayers, the U.S. federal income tax rate on interest income is higher than the rate on dividend income. As a result, our election to exchange the preferred stock for notes may reduce the after-tax yield of your investment in our securities.

OUR CERTIFICATE OF INCORPORATION PERMITS OUR BOARD OF DIRECTORS TO RESTRICT THE ACQUISITION OF OUR CAPITAL STOCK BY NON-U.S. CITIZENS AND ENTITIES, WHICH MAY PREVENT OR DISCOURAGE A CHANGE IN CONTROL OF OUR COMPANY AND THE REMOVAL OF OUR INCUMBENT MANAGEMENT.

     Our certificate of incorporation contains provisions that permit our board of directors to restrict the acquisition of our capital stock by non-U.S. citizens (including corporations and other entities controlled by non-U.S. citizens). See "Description of Common Stock -- Other Provisions -- Restrictions on Foreign Ownership."

     These provisions could prevent or discourage a merger, tender offer or proxy contest involving us and a non-U.S. citizen, or could impede an attempt by a non-U.S. citizen to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our capital stock at a premium over prevailing market prices.

RISKS RELATED TO THE NOTES

THE NOTES ISSUABLE UPON OUR EXCHANGE OF THE PREFERRED STOCK WILL BE UNSECURED AND SUBORDINATED TO OUR EXISTING AND FUTURE SECURED INDEBTEDNESS AND SENIOR INDEBTEDNESS, AND WILL BE EFFECTIVELY SUBORDINATED TO ALL LIABILITIES AND PREFERRED STOCK, IF ANY, OF OUR SUBSIDIARIES.

     The notes issuable upon our exchange of the preferred stock will be unsecured obligations and, as such,

     - will be subordinate to all of our existing and future secured indebtedness to the extent of the value of the assets securing such debt;

     - will be subordinate to all of our existing and future senior and unsecured debt; and

     - will be effectively subordinated to all liabilities and preferred stock, if any, of our subsidiaries.

     As of September 30, 2004, after giving pro forma effect to this offering and the application of the net proceeds, we would have had $95.2 million of secured indebtedness (all of which was indebtedness of our subsidiaries), $102.7 million of unsecured indebtedness (including guarantees of indebtedness of our subsidiaries of $31.8 million) and 800,000 outstanding shares of preferred stock (plus any shares of preferred stock purchased by the underwriter pursuant to its over-allotment option).

WE ARE A HOLDING COMPANY WHOSE ONLY SIGNIFICANT ASSETS ARE THE CAPITAL STOCK OF OUR SUBSIDIARIES.

     We conduct substantially all of our business through our subsidiaries. Accordingly, the notes issuable upon our exchange of the preferred stock will be effectively subordinated to all existing and future liabilities and preferred stock, if any, of our subsidiaries. Any right of the company to participate in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the notes to participate in the distribution of those assets) will be subject to the prior claims of the subsidiary's creditors and preferred stockholders, if any, except to the extent that we otherwise have a claim against such subsidiary as a creditor of such subsidiary.

UPON A CHANGE IN CONTROL OF OUR COMPANY, WE MAY NOT HAVE SUFFICIENT FUNDS WITH WHICH TO PURCHASE THE NOTES TENDERED TO US.

     Upon a change in control of our company, each holder of notes issuable upon our exchange of the preferred stock will have the right to require us to purchase for cash all or a portion of such holder's notes at a price equal to 100% of the principal amount of such notes, together with accrued and unpaid interest to, but not including, the date of purchase. Even if the terms of the instruments governing our other indebtedness allow us to purchase the notes, there can be no assurance that sufficient funds will be available to us at the time of a change in control to make any required repurchase of notes. See "Description of the Notes -- Required Redemption on Change in Control."

THERE IS NO CURRENT MARKET FOR THE NOTES ISSUABLE UPON OUR EXCHANGE OF THE PREFERRED STOCK, AND AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.


     The notes issuable upon our exchange of the preferred stock will be a new issue of securities with no established trading market. While it is a condition to our ability to exchange the preferred stock for notes that the notes be listed on one or more of the New York Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange or another similar securities exchange or securities trading market, we cannot assure you that a market for the notes will develop. An inactive or illiquid trading market could adversely affect the trading price of the notes, and you may not be able to sell the notes quickly or at the market price if the trading market for the notes is inactive. Moreover, our ability to continue to list the notes, if and when issued, on a securities exchange or securities trading market will depend on our ability to meet such exchange or trading market's listing requirements.


A FINANCIAL FAILURE BY ONE OR MORE ENTITIES IN WHICH WE HAVE AN INTEREST MAY HINDER THE PAYMENT OF THE NOTES ISSUABLE UPON OUR EXCHANGE OF THE PREFERRED STOCK AND MAY RESULT IN THE ASSETS OF ANY OR ALL OF THOSE ENTITIES BECOMING SUBJECT TO THE CLAIMS OF ALL CREDITORS OF THOSE ENTITIES.

     A financial failure by one or more entities in which we have an interest could affect payment of the notes issuable upon our exchange of the preferred stock if a bankruptcy court were to "substantively consolidate" us and other subsidiaries with such entities. If a bankruptcy court substantively consolidated us and our subsidiaries with an entity in which we have an interest but whose financial statements are not consolidated with ours, the assets of each entity would be subject to the claims of creditors of all entities. This would expose our creditors, including holders of the notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base. The indenture governing the notes will not limit the ability of entities whose financial statements are not consolidated with ours to incur debt, which could increase this risk. Furthermore, forced restructuring of the notes could occur through the "cram-down" provisions of the U.S. bankruptcy code. Under those provisions, the notes could be restructured over the noteholders' objections as to their general terms, primarily interest rate and maturity.

IF WE EXCHANGE THE PREFERRED STOCK FOR NOTES, THE EXCHANGE WILL BE TAXABLE BUT WE WILL NOT PROVIDE ANY CASH TO YOU TO PAY ANY TAX LIABILITY YOU MAY INCUR.

     An exchange of the preferred stock for notes will be a taxable event for U.S. federal income tax purposes, which may result in tax liability for the holder of the preferred stock without any corresponding receipt of cash by the holder. In addition, the notes may be treated as having original issue discount, a portion of which would generally be required to be included in the holder's gross income over the term of the note even though the cash to which such income is attributable would not be received until the maturity or redemption of the note. We will not distribute any cash to you to pay these potential tax liabilities. See "Material U.S. Federal Income Tax Considerations."

OTHER RISKS

THE TERRORIST ATTACKS IN THE UNITED STATES ON SEPTEMBER 11, 2001 AND THE POTENTIAL FOR ADDITIONAL FUTURE TERRORIST ACTS HAVE CREATED ECONOMIC AND POLITICAL UNCERTAINTIES THAT COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND PROFITABILITY.

     The terrorist attacks that took place on September 11, 2001 in the U.S. have created many economic and political uncertainties, some of which may materially impact our business. The long-term effects of those attacks on our business are unknown. It is possible that further acts of terrorism may be directed against the United States domestically or abroad and such acts of terrorism could be directed against properties and personnel of U.S. companies such as ours. The potential for future terrorist attacks, the national and international response to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties and uncertainties in the world's financial and insurance markets, which could materially and adversely affect our business for the short or long term in ways that cannot presently be predicted.

ARTHUR ANDERSEN LLP, OUR FORMER AUDITORS, AUDITED CERTAIN FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS. IN THE EVENT SUCH FINANCIAL INFORMATION IS LATER DETERMINED TO CONTAIN FALSE STATEMENTS, YOU MAY BE UNABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP.

     Arthur Andersen LLP completed its audit of our financial statements for the year ended December 31, 2001 and issued its report with respect to such financial statements on January 11, 2002. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corp.

     In June 2002, our board of directors, at the recommendation of our audit committee, approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for fiscal year 2002. Ernst & Young replaced Arthur Andersen, which had served as our independent auditors since our formation as International Shipholding Corporation in 1978. We had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements as of and for the year ended December 31, 2001 that we incorporate by reference in this prospectus. We incorporate these financial statements in reliance on the authority of Arthur Andersen as experts in giving its reports.

     Arthur Andersen has stopped conducting business before the SEC and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds from this offering of approximately $37.9 million, after deducting the underwriting discount and the financial advisory fee payable to the underwriter and our estimated offering expenses, or $41.7 million if the underwriter exercises its over-allotment option in full.



     We intend to use approximately $20.0 million of the proceeds of this offering to repay the $10.0 million drawn on our new $50 million revolving credit facility in early December 2004 to purchase a used vessel and the additional $10.0 million we expect to draw on the facility prior to the end of 2004 to purchase a second used vessel (see "Prospectus Summary -- Recent Developments -- Vessel Purchase Agreement"). Once those amounts are repaid, they will be available for future borrowing under the facility. We expect to use the remaining proceeds of this offering to pay most of the estimated $20.0 million cost of adding a second deck to each of the two vessels operating in our rail-ferry service (see "Prospectus Summary -- Recent Developments -- Rail-Ferry Service Expansion"). To the extent that the cost of adding the second decks exceeds the remaining proceeds, we will draw on our new credit facility.



     We will use any remaining proceeds of this offering and the proceeds from any exercise of the underwriter's over-allotment option to acquire additional new or used vessels, to satisfy our working capital requirements or for general corporate purposes.


                                DIVIDEND POLICY

     Any decision to pay a cash dividend on our common stock or the preferred stock, and the amount of any dividend to be paid, will be made at the discretion of our board of directors, subject to funds being legally available for the payment of dividends and the restrictions imposed by the certificate of designations that will govern the preferred stock, the indenture that will govern the notes and certain of our debt agreements. The indenture governing our 7 3/4% senior notes due 2007 is the most restrictive of our debt agreements and provides that we may pay cash dividends on our capital stock only to the extent that we have a positive balance in our "restricted payments basket;" that is, the proposed dividends, when aggregated with all other dividend payments and other distributions made by us since January 1998, do not exceed the restricted payments basket as determined under the indenture. For a more detailed discussion of how we calculate the balance in our restricted payments basket and, in turn, our capacity to pay dividends on our capital stock, see the section of this prospectus entitled "Description of Indebtedness."


     As of September 30, 2004, our restricted payments basket had a deficit balance of approximately $2.9 million. Thus we were, and are currently, prohibited by the indenture governing our 7 3/4% notes from paying cash dividends on our capital stock. Pursuant to the indenture, the net proceeds from the sale of capital stock, which would include the net proceeds of this offering, are added to our restricted payments basket. As a result, upon the completion of this offering (assuming the receipt of approximately $37.9 million in net proceeds from this offering and no exercise of the underwriter's over-allotment option), we estimate that our restricted payments basket will have a positive balance of approximately $35.0 million.



     However, notwithstanding any positive balance that may exist in our restricted payments basket from time to time, the certificate of designations that will govern the preferred stock and the indenture that will govern the notes will each provide that we will not, prior to December 31, 2007, declare or pay any dividend on our common stock. This prohibition will not apply to our payment of dividends on the preferred stock. On and after December 31, 2007, we will no longer be prohibited from paying dividends on our common stock, and the payment of dividends on our common stock will again be made at the discretion of our board of directors, subject to funds being legally available for the payment of dividends, the other restrictions in the certificate of designations and any restrictions in our then-existing debt agreements.


     We have not paid cash dividends on our common stock since 2001 and do not anticipate paying cash dividends on our common stock in the foreseeable future, although we will consider paying cash dividends on our common stock once our credit agreements, the certificate of designations that will govern the preferred stock and the indenture that will govern the notes allow us to do so.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "ISH." The following table sets forth the quarterly high and low sale prices for our common stock as reported by NYSE for the periods indicated.


                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 2002
  First Quarter.............................................  $ 7.05   $ 6.37
  Second Quarter............................................    6.80     5.70
  Third Quarter.............................................    7.05     6.40
  Fourth Quarter............................................    6.85     5.57
FISCAL YEAR 2003
  First Quarter.............................................    6.70     5.80
  Second Quarter............................................   10.91     6.75
  Third Quarter.............................................   12.95     9.70
  Fourth Quarter............................................   15.37     9.25
FISCAL YEAR 2004
  First Quarter.............................................   15.59    13.60
  Second Quarter............................................   17.10    14.10
  Third Quarter.............................................   16.90    13.40
  Fourth Quarter (through December 9, 2004).................   16.40    13.01

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2004:

     - on an actual basis; and

     - as adjusted to give effect to the sale of the preferred stock, assuming no exercise of the underwriter's over-allotment option, and the application of the estimated net proceeds as described in the section of this prospectus entitled "Use of Proceeds."


     You should read this table in conjunction with the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness," and the consolidated financial statements and related notes included elsewhere in this prospectus.



                                                                SEPTEMBER 30, 2004
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and Cash Equivalents(1)................................  $ 11,931    $ 11,931
                                                              --------    --------
Current Maturities of Long-Term Debt........................    13,815      13,815
Long-Term Debt:
  7 3/4% Senior Notes Due 2007..............................    70,916      70,916
  Title XI Guaranteed Ship Financing Bonds..................     1,336       1,336
  Variable Rate Notes Payable
       Due 2013.............................................    76,064      76,064
       Due 2007.............................................     4,000       4,000
                                                              --------    --------
     Total Long-Term Debt(2)................................   152,316     152,316
                                                              --------    --------
Total Debt..................................................   166,131     166,131
Stockholders' Investment:
  Preferred Stock, Par Value $1.00 Per Share, 1,000,000
     Shares Authorized; No Shares Issued and Outstanding
     (800,000 Shares Issued and Outstanding As Adjusted for
     the Pending Preferred Stock Offering)..................         0         800
  Common Stock, Par Value $1.00 Per Share, 10,000,000 Shares
     Authorized; 6,082,887 Shares Issued and Outstanding....     6,756       6,756
  Additional Paid-In Capital................................    54,450      91,565
  Retained Earnings.........................................    74,875      74,875
  Treasury Stock............................................    (8,704)     (8,704)
  Accumulated Other Comprehensive Loss......................       (34)        (34)
                                                              --------    --------
       Total Stockholders' Investment.......................   127,343     165,258
                                                              --------    --------
Total Capitalization........................................  $293,474    $331,389
                                                              ========    ========


---------------

(1) The amounts indicated do not include any restricted cash.
(2) Our long-term indebtedness as of September 30, 2004 of $181.7 million as reflected elsewhere in this prospectus includes our total long-term debt as of September 30, 2004 of $152.3 million and the long-term portion of our guarantees as of September 30, 2004 of $29.4 million which are not reflected on our balance sheet in accordance with generally accepted accounting principles.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, which have been derived from our audited financial statements, and for the nine months ended September 30, 2004 and 2003, which have been derived from our unaudited interim financial statements. The financial data for the nine months ended September 30, 2004 and 2003, in our opinion, reflects all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data and have been prepared in accordance with the same accounting principles followed in the presentation of our audited financial statements for the fiscal year ended December 31, 2003. The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read the table in conjunction with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                                 YEAR ENDED DECEMBER 31,
                             -----------------------   --------------------------------------------------------------------------
                                2004         2003         2003         2002           2001(1)            2000           1999(2)
                             ----------   ----------   ----------   ----------       ----------       ----------       ----------
                                           (IN THOUSANDS, EXCEPT RATIOS, FLEET CAPACITY DATA AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues.................  $  199,483   $  195,861   $  257,813   $  227,412       $  304,370       $  357,105       $  373,209
  Impairment Loss..........          --           --           --           66          (81,038)              --               --
  Gross Voyage Profit
    (Loss).................      22,993       27,053       33,840       30,502          (53,808)          49,475           66,681
  Operating Income
    (Loss).................      11,310       15,964       19,587       15,325          (73,885)          32,515           53,972
  Net Income (Loss)........       4,945        3,840        5,491         (136)         (64,419)             836           14,623
  Pro Forma Net Income
    Available to Common
    Stockholders(3)........
  Basic Income (Loss) From
    Continuing Operations
    Per Common Share.......        1.86         2.62         3.22         2.52           (12.15)            5.35             8.40
  Diluted Income (Loss)
    From Continuing
    Operations Per Common
    Share..................        1.86         2.62         3.22         2.52           (12.15)            5.35             8.40
  Basic Net Income (Loss)
    Per Common Share.......        0.81         0.63         0.90        (0.02)          (10.59)            0.14             2.28
  Diluted Net Income (Loss)
    Per Common Share.......        0.81         0.63         0.90        (0.02)          (10.59)            0.14             2.28
  Pro Forma Basic Net
    Income Per Common
    Share(3)...............
  Pro Forma Diluted Net
    Income Per Common
    Share(3)...............
  Average Common Shares
    Outstanding
    Basic..................   6,082,887    6,082,887    6,082,887    6,082,887        6,082,887        6,082,954        6,424,193
    Diluted................   6,092,536    6,082,887    6,082,887    6,082,887        6,082,887        6,082,954        6,424,193
  Cash Dividends Declared
    Per Common Share.......          --           --           --           --            0.125            0.250            0.250
BALANCE SHEET DATA:
  Working Capital..........      14,526        7,398       10,248        1,849           25,631           26,470           35,571
  Total Assets.............     367,912      391,483      382,451      406,752          461,722          695,176          735,003
  Long-Term Debt, Less
    Current Maturities
    (including Capital
    Lease Obligations).....     152,316      174,591      164,144      192,297          240,276          359,864          400,442
  Stockholders'
    Investment.............     127,343      119,983      121,367      115,227          114,905          181,532          182,484
OTHER FINANCIAL DATA:
  Cash Flow From
    Operations.............      14,473       28,409       38,616       18,439           21,318           41,059           33,083
  Cash Flow From Investing
    Activities.............       1,540         (687)       1,772        9,456           81,808           (5,664)         (82,302)
  Cash Flow From Financing
    Activities.............     (12,963)     (24,146)     (35,926)     (48,626)         (93,169)         (37,150)          35,872
  Depreciation and
    Amortization Expense...      21,751       23,716       31,276       29,892           46,484           63,028           62,438

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                                 YEAR ENDED DECEMBER 31,
                             -----------------------   --------------------------------------------------------------------------
                                2004         2003         2003         2002           2001(1)            2000           1999(2)
                             ----------   ----------   ----------   ----------       ----------       ----------       ----------
                                           (IN THOUSANDS, EXCEPT RATIOS, FLEET CAPACITY DATA AND PER SHARE AMOUNTS)
  Capital Expenditures:
    Vessel Acquisition and
      Refurbishment
      Costs................          --        2,300        2,361        6,905           43,342           33,268           51,012
    Barge Refurbishment
      Costs................          --           --           --        1,628(4)            --               --            1,372
    Haul-Away Car Carrying
      Trucks Costs.........       1,641        2,456        2,456          937               --               --               --
    Other Assets...........         161          531          543          288              781              734              796
  Drydocking, Positioning
    and Other Costs........       5,819        1,333        3,264        3,170            7,784            9,049           15,069
  Ratio of Earnings to
    Fixed Charges(5).......        1.39x        1.33x        1.35x          --(6)            --(6)          1.02x            1.69x
  Pro Forma Ratio of
    Earnings to Fixed
    Charges and Preferred
    Stock Dividends(7).....
FLEET CAPACITY (at end of
  period)
  Vessels..................          35           36           35           36               36               34               35
  LASH Barges..............         917          917          917          919            1,722            1,849            1,864
  Other Barges and
    Towboats...............          --           --           --           14               37               46               48
  Haul-Away Car Carrying
    Trucks.................          32           22           22            7               --               --               --
  Carrying Capacity
    (thousands of
    deadweight tons).......       1,090        1,097        1,084        1,398            1,137            1,021            1,094

---------------

(1) Results for 2001 reflect an impairment loss of approximately $81.0 million, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets." This non-cash charge was made to write down certain assets to estimated market value as part of the reclassification of our U.S. flag LASH Service, our Cape-Size Bulk Carrier and certain Special Purpose barges to "Assets Held for Disposal" and impairment charges recorded on our foreign flag LASH Liner Service.

(2) Results for 1999 include the proceeds from a settlement with Seminole Electric Cooperative, Inc. resulting from its early termination of our coal transportation contract. The reported gain from the settlement of approximately $20.6 million was net of related expenses of approximately $1.8 million.

(3) Pro forma results assume this offering had been consummated as of the beginning of the period, assuming an annual dividend rate on the preferred
    stock offered hereby of      % of the liquidation preference and no exercise
    of the underwriter's over-allotment option.

(4) Barge refurbishment costs include $1.2 million for the purchase of 318 LASH barges that we had previously leased.

(5) For the ratio of earnings to fixed charges calculation, earnings consist of income (loss) before provision (benefit) for income taxes and equity in net income of unconsolidated entities plus distributions received from unconsolidated entities. Fixed charges include interest, amortization of financing charges and that portion of rent deemed representative of interest.

(6) Earnings were insufficient to cover fixed charges by $28.6 million and $132.9 million for the years ended December 31, 2002 and 2001, respectively. We sustained a net loss from continuing operations of $0.8 million for 2002, which included impairment losses of $0.5 million, and a net loss from continuing operations of $99.4 million for 2001, which included impairment losses of $81.0 million. These losses were inadequate to cover our fixed charges of $27.8 million for 2002 and $33.5 million for 2001.

(7) Reflects the ratio of earnings to fixed charges and preferred stock dividends as if this offering had been consummated as of the beginning of the period, assuming an annual dividend rate on the preferred stock offered
    hereby of      % of the liquidation preference and no exercise of the
    underwriter's over-allotment option. See note 5 above for a description of the items constituting earnings and fixed charges.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the section of this prospectus entitled "Selected Historical Financial and Operating Data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

GENERAL

     Our vessels are operated under a variety of charters and contracts. The nature of these arrangements is such that, without a material variation in gross voyage profits (total revenues less voyage expenses and vessel and barge depreciation), the revenues and expenses attributable to a vessel deployed under one type of charter or contract can differ substantially from those attributable to the same vessel if deployed under a different type of charter or contract. Accordingly, depending on the mix of charters or contracts in place during a particular accounting period, our revenues and expenses can fluctuate substantially from one period to another even though the number of vessels deployed, the number of voyages completed, the amount of cargo carried, and the gross voyage profit derived from the vessels remain relatively constant. As a result, fluctuations in voyage revenues and expenses are not necessarily indicative of trends in profitability, and our management believes that gross voyage profit is a more appropriate measure of operating performance than revenues. Accordingly, the discussion below addresses variations in gross voyage profits rather than variations in revenues.

CRITICAL ACCOUNTING ESTIMATES

     Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition, and results of operations and which require complex management judgments, uncertainties and/or estimates. Information regarding our other accounting policies is included in the notes to our consolidated financial statements included elsewhere in this prospectus.

  VOYAGE REVENUE AND EXPENSE RECOGNITION

     Revenues and expenses relating to our liner and rail-ferry segments' voyages are recorded over the duration of the voyage. Revenues and expenses relating to our other segments' voyages are recorded when earned or incurred during the reporting period. These segments require no estimates or assumptions when reporting revenues and expenses. On our liner services, the voyage revenues are known at the beginning of the vessel's voyage and are reported through the date of the financial statements based on the relative transit time, which is the time between the vessel's loading port to the vessel's discharge port. Variances from initial revenue estimates are generally not material. Voyage expenditures are estimated at the beginning of the vessel's voyage based on historical cost standards and current estimates received from our vendors and port agents. During the course of the vessel's voyage, typically 30 to 60 days, actual costs replace the original estimates and become part of the historical cost standards. Because of our on-going voyage review process, all variances from our original revenue and expense estimates are reported timely and generally are not material or recurring.

  DEPRECIATION

     Provisions for depreciation are computed on the straight-line method based on estimated useful lives of our depreciable assets. Various methods are used to estimate the useful lives and salvage values of our depreciable assets and due to the capital intensive nature of our business and our large base of depreciable assets, changes in such estimates could have a material effect on our results of operations.

  DRYDOCKING COSTS

     We defer certain costs related to the drydocking of our vessels. Deferred drydocking costs are capitalized as incurred and amortized on a straight-line basis over the period between drydockings
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(generally two to five years). Because drydocking charges can be material in any one period, we believe that the acceptable deferred method provides a better matching for the amortization of those costs over future revenue periods benefiting from the drydocking of our vessel.

  INCOME TAXES

     Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Provisions for income taxes include deferred income taxes that are provided on items of income and expense, which affect taxable income in one period and financial income in another. Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. However, pursuant to U.S. tax laws existing prior to the changes effected by the Jobs Creation Act, earnings from certain foreign operations are subject to U.S. income taxes. We had approximately $33 million of unused foreign deficit carryforwards as of December 31, 2003. The evaluation of the recoverability of these deferred tax assets requires management to make estimates and assumptions with respect to our expected future taxable income. While we expect to be able to utilize these net operating loss carryforwards even after the effectiveness of the Jobs Creation Act, actual future taxable income may differ from our estimates and as such we may be required to record additional valuation allowances against these assets.

  SELF-RETENTION INSURANCE

     We maintain provisions for estimated losses under our self-retention insurance based on estimates of the eventual claims settlement costs. Our policy is to establish self-insurance provisions for each policy year based on independent actuarial estimates, and to maintain the provisions at those levels for the estimated run-off period, approximately two years from the inception of that period. We believe most claims will be reported, or estimates for existing claims will be revised, within this two-year period. Subsequent to this two-year period, self-insurance provisions are adjusted to reflect our current estimate of loss exposure for the policy year. Our estimates are determined based on various factors, such as (1) severity of the injury (for personal injuries) and estimated potential liability based on past judgments and settlements, (2) advice from legal counsel based on its assessment of the facts of the case and its experience in other cases, (3) probability of pre-trial settlement which would mitigate legal costs, (4) historical experience on claims for each specific type of cargo (for cargo damage claims), and (5) whether our seamen are employed in permanent positions or temporary revolving positions. It is reasonably possible that changes in our estimated exposure may occur from time to time. However, if during this two-year period our estimate of loss exposure exceeds the actuarial estimate, then additional loss provisions are recorded to increase the self-insurance provisions to our estimate of the eventual claims' settlement cost. The measurement of our exposure for self-insurance liability requires management to make estimates and assumptions that affect the amount of loss provisions recorded during the reporting period. Actual results could differ materially from those estimates.

  ASBESTOS CLAIMS

     We maintain provisions for our estimated losses for asbestos claims based on estimates of eventual claims settlement costs. Our policy is to establish provisions based on a range of estimated exposure. We estimate this potential range of exposure using input from legal counsel and internal estimates based on the individual deductible levels for each policy year. We are also indemnified for certain of these claims by the previous owner of one of our wholly-owned subsidiaries. The measurement of our exposure for asbestos liability requires management to make estimates and assumptions that affect the amount of the loss provisions recorded during the period. Our estimates and assumptions are formed from variables such as the maximum deductible levels in a claim year, the amount of the indemnification recovery and the claimant's employment history with the company. Actual results could differ from those estimates.

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

  PENSION AND POSTRETIREMENT BENEFITS

     Our pension and postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuary and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and postretirement obligations and future expense.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

  EXECUTIVE SUMMARY

     Our net income for the third quarter of 2004 was $220,000 as compared to a net loss of $1.6 million for the third quarter of 2003. For the first nine months of 2004, our net income was $4.9 million as compared to net income of $3.8 million for the same period of 2003.

     During the third quarter of 2004, our liner and rail-ferry services operating out of the Gulf of Mexico experienced weather delays as a result of hurricanes. These delays, along with higher than anticipated operating costs, primarily from machinery deficiencies, caused the results of our rail-ferry segment for the third quarter of 2004 to drop below the comparable 2003 period. Our liner services segment managed to offset the impact of the weather delays with increased cargo volumes in comparison to third quarter 2003 levels.

     While the increased operating costs incurred by our liner services and rail-ferry service segments during the first nine months of 2004 were not anticipated, such costs were not extraordinary in nature. The equipment utilized by the vessels in our liner services and rail-ferry service segments require ordinary preventive and recurring maintenance. During the first nine months of 2004, some of the recurring maintenance anticipated to be done on the equipment at a later date was accelerated in order to take advantage of vessel downtime. Although we expect the cost of repairing the equipment utilized by our vessels to increase as our vessels age, we expect that the maintenance performed during the first nine months of 2004 will help offset this expected increase.

     Our investments in a fleet of Cement Carriers and two Cape-Size Bulk Carriers in the third quarter of 2004 showed improvements from the same quarter of 2003 as a result of an increase in our investment in the two Cape-Size Bulk Carriers, which currently represent a 50% interest in each ship versus our 12.5% interest in four vessels in 2003, and continued firmness in the charter market for these vessels.

     For the first nine months of 2004, income from our liner services segment improved over the comparable period of 2003 primarily as a result of improved cargo volume in our foreign flag LASH service and in spite of higher fuel costs and weather delays. However, during the same period we experienced a reduction in the results of our time charter vessels, as our U.S. flag PCTCs carried lower volumes of supplemental cargoes, which provide revenues in addition to those provided by the time charter agreements. The results of our U.S. flag PCTCs were further impacted by a casualty on one vessel resulting in 26 unplanned out-of-service days during the first nine months of 2004. The results of our U.S. flag Coal Carrier were impacted by an accelerated drydocking and other repair work and upgrading which resulted in the vessel being out of service 43 days in 2004 versus full employment in 2003. Results for the first nine months of 2004 for our rail-ferry segment were down from the first nine months of 2003 primarily as a result of higher operating costs due to unanticipated maintenance problems, higher fuel costs, added rail hire, and weather delays.

     Also contributing to our improved results for the 2004 nine month period was the loss we incurred during the third quarter of 2003 on the early extinguishment of debt. This resulted from a "make-whole" prepayment penalty and a write-off of deferred financing charges associated with the prepayment of a loan on our U.S. flag Coal Carrier in order to correct a technical default, as reported in our previous SEC filings.

     Under current United States tax law, U.S. companies like us and their domestic subsidiaries generally are taxed on all income, whether derived in the United States or abroad. With respect to foreign subsidiaries in which we hold more than a 50 percent interest (referred to in the tax laws as controlled foreign corporations or "CFCs"), we are currently taxed on our pro rata share of foreign shipping income. The recently enacted Jobs Creation Act, which becomes effective for us on January 1, 2005, will change the United States tax treatment of our domestic and foreign shipping operations. We intend to make an election under the Jobs Creation Act to have most of our U.S. flag operations taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime. Once the election is effective, the only federal income tax on the operations of those vessels will be based on their tonnage, rather than their contribution to our income or profits. Also under the Jobs Creation Act, the taxable income of our CFCs from foreign shipping operations will be deferred until repatriated. For further information regarding the Jobs Creation Act and its estimated effect on our results of operations, see the section of this prospectus entitled "Business -- New Tax Legislation."

  GROSS VOYAGE PROFIT

     Gross voyage profit decreased 15% from $27.1 million in the first nine months of 2003 to $23 million in the first nine months of 2004. The changes associated with each of our segments are discussed below.

     Liner Services. Gross voyage loss for this segment improved from a loss of $1.7 million in the first nine months of 2003 to a loss of $429,000 in the first nine months of 2004. The improvement was primarily due to higher cargo volumes in the first nine months of 2004 compared to 2003 for both our U.S. flag LASH Liner service and foreign flag LASH Liner service resulting primarily from the repeal of steel tariffs which increased inbound steel tonnage, although our U.S. flag LASH Liner service experienced a less profitable cargo mix in the third quarter of 2004 as compared to the same period of 2003.

     Time Charter Contracts. The decrease in this segment's gross voyage profit from $25.5 million in the first nine months of 2003 to $22.1 million in the first nine months of 2004 was attributable primarily to our U.S. flag PCTCs carrying lower volumes of supplemental cargoes, which provide revenues in addition to the revenues provided by the time charter agreements, during the first nine months of 2004 as compared to the same period of 2003. Our U.S. flag PCTCs carried lower volumes of supplemental cargoes during the first nine months of 2004 because their voyages in 2004 did not place them in a position to participate in the supplemental cargo market. The gross voyage profit from our U.S. flag PCTCs declined by approximately $0.1 million from the comparable prior period because of a casualty on one vessel that resulted in 26 unplanned out-of-service days in the second quarter of 2004. The gross voyage profit from our U.S. flag Coal Carrier was reduced approximately $1.2 million by an accelerated drydocking due to required repair work and upgrading work resulting in 43 out-of-service days during the second and third quarters of 2004. Additionally, our Multi-Purpose vessel completed its charter with the MSC in early 2003 and was sold shortly thereafter.


     A vessel currently utilized under one of our MSP contracts is not owned by us but qualifies for MSP contract utilization under the bareboat charter agreement that we have entered into with the vessel's owner. As part of the MSP program extension that will go into effect on October 1, 2005, all vessels that were owned by us and under MSP contract on or before December 31, 2004 will be grandfathered into the extended MSP program. Accordingly, in order to maintain the MSP contract with respect to this vessel and be grandfathered into the extended MSP program, we must purchase the vessel and place it into service by December 31, 2004. We expect to purchase this vessel prior to the end of 2004. However, if we are unable to purchase the vessel, we will not be eligible to receive the annual subsidy payments under the extended MSP program for the vessel of $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011 and $3.1 million in years 2012 to 2015. See "Prospectus Summary -- Recent Developments -- Vessel

Purchase Agreement" and "Prospectus Summary -- Recent Developments -- Maritime Security Program Contracts."

     Contracts of Affreightment. The decrease in this segment's gross voyage profit from $4.1 million in the first nine months of 2003 to $3.7 million in the first nine months of 2004 was primarily due to higher operating costs as a result of machinery deficiencies and weather delays resulting from hurricanes in the Gulf of Mexico.

     Rail-Ferry Service. Gross voyage loss for this segment increased from a loss of $2 million in the first nine months of 2003 to a loss of $3.4 million in the first nine months of 2004. This service experienced higher operating costs due to unanticipated maintenance problems, higher fuel costs, weather delays as a result of hurricanes in the Gulf of Mexico, and higher rail car lease costs related to such delays on northbound and southbound rail cargoes.

     Other. Gross voyage profit for this segment decreased from $1.2 million in the first nine months of 2003 to $923,000 in the first nine months of 2004. The decrease resulted primarily from our 50% owned car transportation truck company, which has operated at a loss, as well as a casualty on one of our vessels that our insurance subsidiary covered for the policy year ended June 26, 2004.

  OTHER INCOME AND EXPENSE

     Interest expense decreased 17.6% from $9.6 million in the first nine months of 2003 to $7.9 million in the first nine months of 2004. Decreases due to regularly scheduled payments on outstanding debt and lower interest rates accounted for $1 million of the difference. Reduced cost from the early repayment of our 7 3/4% senior notes due 2007, as well as early debt retirements, accounted for approximately $700,000 of the decrease.

     Loss on early extinguishment of debt of $46,000 reported in the first nine months of 2004 was due to the early retirement of debt associated with our Molten Sulphur Carrier, as well as the retirement at a premium of $410,000 of our 7 3/4% senior notes due 2007. The loss of $1.3 million in the first nine months of 2003 resulted from a "make-whole" prepayment penalty and write-off of deferred financing charges associated with the prepayment of the Coal Carrier loan to cure a technical default as described in note 7 to our unaudited financial statements included elsewhere in this prospectus. This was partially offset by the retirement at a discount of approximately $10.7 million of our 7 3/4% senior notes due 2007.

  INCOME TAXES

     We had a tax provision of $1.3 million in the first nine months of 2004 and $2.1 million for the first nine months of 2003 at the statutory rate of 35% for both periods.

     The recently-enacted Jobs Creation Act, which becomes effective for our company on January 1, 2005, will change the United States tax treatment of our U.S. flag vessels in foreign operations and foreign flag shipping operations. For a discussion of the Jobs Creation Act and its estimated effect on our results of operations, see the section of this prospectus entitled
"Business -- New Tax Legislation."

  EQUITY IN NET INCOME OF UNCONSOLIDATED ENTITIES

     Equity in net income of unconsolidated entities, net of taxes, increased from $260,000 in the first nine months of 2003 to $3 million in the first nine months of 2004. The improvement was primarily related to our 50% investment in a company owning two newly built Cape-Size Bulk Carriers and our minority interest in companies owning and operating Cement Carriers. Our 50% investment in the Cape-Size Bulk Carrier company, which was acquired in November of 2003, contributed $2.3 million net of taxes in 2004. Our 30% investment in the Cement Carrier company contributed $693,000 net of taxes in the first nine months of 2004 compared to $260,000 net of taxes in the first nine months of 2003.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

  GROSS VOYAGE PROFIT

     Gross voyage profit increased 10.9% from $30.5 million in 2002 to $33.8 million in 2003. The changes associated with each of our segments are discussed below.

     Liner Service. Gross voyage loss for this segment improved from a loss of $4.9 million in 2002 to a loss of $4.2 million in 2003. Our U.S. flag LASH Liner Service's gross voyage loss improved from a loss of $3.6 million in 2002 to a profit of $131,000 in 2003 primarily due to expenses, included in 2002, associated with winding down the four-vessel service, while 2003 results reflect the current one-vessel operation. As a partial offset, our foreign flag LASH Liner Service's gross voyage profit decreased from $2.7 million in 2002 to $1 million in 2003 primarily due to lower cargo volume and higher than anticipated operating costs in 2003. Additionally, depreciation on this segment's assets and operating lease expense increased from $3.7 million in 2002 to $5.4 million in 2003 due to upgrade work performed in late 2002 on one of our LASH vessels.

     Time Charter Contracts. This segment's gross voyage profit decreased from $34.5 million in 2002 to $33 million in 2003. Unanticipated vessel repairs resulting from machinery deficiencies on one of our Multi-Purpose vessels in the third quarter contributed to the decrease in gross voyage profit. The cost of the repairs and resulting vessel downtime impacted this segment by approximately $1.1 million. Additionally, vessel and barge depreciation increased resulting from a reduction in the estimated useful life of one of our Multi-Purpose vessels, which was sold during the fourth quarter of 2003. Partially offsetting this decrease was our Coal Carrier operating on time charter to USGenNE, which experienced higher results due to the vessel being utilized for all but two days during 2003 under its basic time charter contract as compared to 2002 when it was out of service thirty-three days for repairs and during which it operated 91 days in the spot market at lower rates as compared to its basic charter.

     Contracts of Affreightment. Gross voyage profit decreased from $6 million in 2002 to $5.5 million in 2003 primarily due to higher operating costs in 2003 and from a payment received in 2002 for loss of hire from an insurance claim relating to pre-existing damages identified during a scheduled drydocking.

     Rail-Ferry Service. Gross voyage loss for this segment improved from a loss of $3.7 million in 2002 to a loss of $2.9 million in 2003. The improvement was a result of higher cargo volume during 2003.

     Other. This segment's gross voyage profit improved from a loss of $1.3 million in 2002 to a profit of $2.4 million in 2003. Contributing to the improved results was the closing of our Singapore office, which operated at a loss during 2002, and the improved results of our insurance subsidiary, which operates solely to cover self-retained insurance risks. The results of 2003 benefited from a full year's operation of our 50% owned car transportation truck company as well as the results of two chartered vessels that we are operating under MSP contracts, which only operated for half of 2002.

  OTHER INCOME AND EXPENSES

     Gain on Sale of Vessels and Other Assets of $1.4 million in 2003 primarily related to the sale of our Multi-Purpose vessel, which completed its commitment under charter with the MSC and was no longer needed for operations, and the sale of Special Purpose Barges no longer needed for current operations. The net gain of $557,000 in 2002 primarily related to the sale of certain contract rights that were no longer beneficial to us and the sale of certain assets no longer needed for operations.

     Interest expense decreased 29.3% from $17.7 million in 2002 to $12.5 million in 2003. Decreases due to lower outstanding debt balances and lower interest rates accounted for $1.7 million of the total difference. Approximately $3.5 million of the decrease resulted from the early repayment of our 9% senior notes and repurchases of our 7 3/4% senior notes due 2007, which was partially offset by the cost of new financings used to repurchase some of the notes.

     Investment income increased 235.4% from $656,000 in 2002 to $2.2 million in 2003 primarily as a result of higher dividend income received in 2003 from our investment in certain bulk carrier companies accounted for under the cost method, and interest earned on a receivable which resulted from the fourth quarter 2002 sale and leaseback of one of our foreign flag LASH vessels. This was partially offset by lower invested balances and lower interest rates earned on invested funds in the current period.

     Other Income of $1.5 million in 2002 was a result of interest collected in 2002 on foreign tax refunds.

     Loss on early extinguishment of debt of $1.3 million in 2003 resulted from a "make-whole" prepayment penalty and write-off of deferred financing charges associated with the necessary prepayment of our Coal Carrier loan to cure a technical default (see the subsection entitled "USGenNE Bankruptcy Filing" in "Liquidity and Capital Resources" below). This was partially offset by a discount on the retirement of approximately $10.7 million of our 7 3/4% senior notes due 2007. For further information, see note A to our consolidated financial statements located elsewhere in this prospectus.

  INCOME TAXES

     We had a tax provision for federal income taxes of $2.8 million in 2003 and a tax benefit of $170,000 in 2002. The statutory rate was 35% for both years.

  EQUITY IN NET INCOME OF UNCONSOLIDATED ENTITIES

     Equity in net income of unconsolidated entities, net of taxes, of $422,000 for 2003 and $555,000 for 2002, was primarily related to our investment in companies owning and operating cement-carrying vessels. The decrease in the equity in net income of 2003 was primarily due to a write off of an uncollectable charterhire receivable by one of these companies.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

  GROSS VOYAGE PROFIT

     Gross voyage profit improved from a loss of $53.8 million in 2001 to a profit of $30.5 million in 2002. The changes associated with each of our segments are discussed below.

     Liner Service. Gross voyage loss for this segment improved from a loss of $90.3 million in 2001 to a loss of $4.9 million in 2002. In 2001, an impairment loss of $78.7 million was recognized as a result of our plan to separate certain of our vessels from our operations and dispose of these assets. Also contributing to the improved results of this segment was an improvement of $4.8 million from the elimination of the four-vessel U.S. flag LASH Liner service. Expenses associated with winding down the service were offset by the reduction of loss provisions for insurance and other accruals during the year which are discussed in more detail in the paragraphs below. Additionally, the commencement of the renewed U.S. flag LASH service in November of 2002 contributed gross voyage profit of approximately $800,000. Offsetting this improvement was lower gross voyage profit from our foreign flag LASH Liner service of $5.9 million resulting from lower rates for eastbound cargo and higher than normal towage expenses for LASH barges as a result of high water on the Mississippi River and higher interstate towage expenses. Additionally, in 2002, this service experienced a drop in cargo volume as a result of lower westbound cargo volumes due to sanctions imposed by the President on steel imports.

     We reduced our insurance provisions during 2002 resulting from a review of our current estimate of our loss exposure for the policy year that reached the end of its two-year period as well as from a reduction in the estimated total remaining loss exposure related to the U.S. flag LASH Liner service. We determined that the provisions for this policy year, which were based on actuarial estimates, exceeded our loss exposure estimate, mainly as related to personal injury claims. We routinely review our self-retention loss provisions and make adjustments as we believe they are warranted. During 2002, we reduced the estimated provision by approximately $3 million, of which $2.3 million was related to the liner services segment.

     We maintain accruals for amounts due to U.S. Customs related to repair work performed on U.S. flag ships at foreign shipyards. U.S. Customs advised us during the second quarter of 2002 that several claims related to the U.S. flag LASH Liner service would be settled and would require payment within a year. As a result, the portion of accruals associated with our settlement estimate was reclassified from long-term to current liabilities as of December 31, 2002.

     Additionally in 2002, as a result of recent settlements, we revised our estimates of amounts due to U.S. Customs, which resulted in an increase in gross voyage profit of the liner services segment of approximately $1.5 million.

     As a result of the discontinuation of the U.S. flag LASH Liner service, we recognized expenses associated with the winding down of the service of $4 million during 2002.

     Time Charter Contracts. This segment's gross voyage profit decreased from $37.2 million in 2001 to $34.5 million in 2002. In 2001, an impairment loss of $2.4 million was recognized on one of our LASH vessels that was sold while held for disposal. The decrease in gross voyage profit resulted from the sale and leaseback of two of our PCTCs during the second half of 2001, renegotiated lease terms on another PCTC that resulted in different accounting treatment, and offhire time for repair work on our Coal Carrier. The contracts under which the three PCTCs operate were not affected by the aforementioned lease transactions. However, because the leases now qualify for treatment as operating leases, the lease payments of $14.1 million were included in voyage expenses during 2002. The resulting increase in voyage expenses approximates the depreciation and interest charges recorded on these vessels during 2001, which were eliminated by the lease transactions. Also contributing to the decrease was the sale of our Cape-Size Bulk Carrier in 2001.

     The decrease was partially offset by an increase of approximately $2.2 million in revenue earned by our PCTCs due to carrying more supplemental cargoes during 2002 and by $862,000 related to the reduction of loss provisions for insurance and other accruals during the year discussed previously.

     One of our Multi-Purpose vessels, which is included in this segment, operated under charter to the MSC re-supplying scientific projects in the Arctic and Antarctic. Gross voyage profit associated with this contract was comparable to the prior year. The contract with the MSC was extended in December of 2002 through the first quarter of 2003. The vessel was sold during the fourth quarter of 2003.

     Contracts of Affreightment. Gross voyage profit decreased slightly from $6.3 million in 2001 to $6 million in 2002. The transportation contract under which our Molten Sulphur Carrier operates was assigned by Freeport-McMoRan Sulphur LLC to Gulf Sulphur Services Ltd., LLP during the second quarter of 2002. The terms of the contract were not affected by the assignment.

     Rail-Ferry Service. This segment's gross voyage loss of approximately $3.7 million in 2002 improved from a loss of $7.5 million in 2001. The improvement resulted primarily from an increase in rail cars shipped in 2002 compared with 2001.

     Other. This segment's gross voyage profit decreased from a profit of $449,000 in 2001 to a loss of $1.3 million in 2002 as a result of the discontinuation of the previous four-vessel U.S. flag LASH Liner Service, which decreased the results of certain of our specialized subsidiaries in 2002.

  OTHER INCOME AND EXPENSES

     Administrative and general expenses decreased 33.3% from $23.6 million in 2001 to $15.7 million in 2002 primarily due to savings resulting from staff reductions, slightly offset by related severance payments. Additionally, we retained an unrelated third party during 2001 to provide ship management services that were previously provided by one of our wholly-owned subsidiaries. The costs for these services of approximately $1.4 million were included in voyage expenses in 2002, while the expenses of the subsidiary were included in administrative and general expenses in 2001.

     Gain on Sale of Vessels and Other Assets of $557,000 in 2002 primarily related to the sale of certain contract rights that were no longer beneficial to us and the sale of other assets no longer needed for operations. The net gain of $3.5 million in 2001 was related to gains on the sale of one of our PCTCs, which was replaced by a newer PCTC, and the sale of additional contract rights no longer required by us, partially offset by a loss on the sale of two of our LASH vessels, which completed their commitment under charter with the MSC and were no longer needed for operations.

     Interest expense decreased 33.8% from $26.7 million in 2001 to $17.7 million in 2002. The early repayment of the debt associated with the two PCTCs sold and leased back during 2001 under operating leases, and the reclassification of another PCTC lease from a capital lease to an operating lease due to a change in lease terms accounted for approximately $4.9 million of the decrease. Regularly scheduled payments on outstanding debt and lower interest rates contributed $2.2 million to the decrease. Additionally, interest expense decreased because our line of credit had a lower balance drawn throughout 2002 as compared to 2001, and we repurchased $39.1 million of our 9% senior notes and $1.1 million of our 7 3/4% senior notes due 2007 during 2002. These decreases were partially offset by interest incurred during 2002 on the financing of a new PCTC purchased in the second half of 2001, additional financing on our Molten Sulphur Carrier in July of 2002, and new financing on two of our LASH vessels in November of 2002.

     Other Income of $1.5 million in 2002 resulted from interest earned by us on overpayments of foreign taxes made in prior years that were previously refunded.

  INCOME TAXES

     Our tax benefit for federal income taxes was $170,000 in 2002 and $34.6 million in 2001. The statutory rate was 35% for both years.

  EQUITY IN NET INCOME OF UNCONSOLIDATED ENTITIES

     Equity in net income of unconsolidated entities, net of taxes, of $555,000 for 2002 and $463,000 for 2001, was primarily related to our investment in companies owning and operating cement-carrying vessels.

LIQUIDITY AND CAPITAL RESOURCES

     The dividends that will accrue on the preferred stock being offered hereby will affect our liquidity on a quarterly basis. We anticipate funding the preferred stock dividends with operating cash flow. However, we may not be permitted to pay cash dividends on the preferred stock and holders of the preferred stock will not be able to compel us to pay them. See "Description of the Preferred Stock -- Dividends." For further information regarding the pro forma effect of the preferred stock dividends on our historical earnings, see the section of this prospectus entitled "Selected Historical Financial and Operating Data."

     The following discussion should be read in conjunction with the more detailed consolidated balance sheets and consolidated statements of cash flows included elsewhere in this prospectus.

  AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

     Our working capital increased from $10.2 million at December 31, 2003 to $14.5 million at September 30, 2004. Of the $43.3 million in current liabilities at September 30, 2004, $13.8 million related to current maturities of long-term debt. Cash and cash equivalents increased during the first nine months of 2004 by $3 million from $8.9 million at December 31, 2003 to $11.9 million at September 30, 2004. The increase was due to cash provided by operating activities of $14.5 million and investing activities of $1.5 million, partially offset by cash used for financing activities of $13 million.

     Operating activities generated positive cash flow after adjusting net income of $4.9 million for non-cash provisions such as depreciation and amortization. Cash provided by operating activities also included a decrease in accounts receivable of $6.9 million primarily due to the timing of collections of receivables from the MSC and U.S. Department of Transportation, slightly offset by a decrease in accounts payable and accrued liabilities of $6.2 million primarily due to the timing of payments to U.S. Customs in 2004. Also included was cash used of $5.8 million primarily to cover payments for vessel drydocking costs in 2004.

     Cash provided by investing activities of $1.5 million was primarily related to cash distributions received from our investments in unconsolidated entities, partially offset by purchases of non-vessel related assets used by our car transportation truck company and purchases of short-term investments.

     Cash used for financing activities of $13 million included $8.9 million used for regularly scheduled payments of debt, $1 million used to repay draws on our line of credit made during the same period, $2.5 million used for early repayment of one of our debt obligations, and $1.5 million used for an additional payment on our Title XI loan, which was partially offset by draws on our line of credit of $1 million.


     As of September 30, 2004, $14.7 million was available on our $15 million revolving credit facility which was to expire in April of 2006. In early December 2004, we replaced this facility with a new $50 million revolving credit facility. See "Description of Indebtedness." This new credit facility, which we drew $10.0 million on in early December 2004 to purchase a used vessel and which we expect to draw an additional $10.0 million on prior to the end of 2004 to purchase a second used vessel (see "Prospectus Summary -- Recent
Developments -- Vessel Purchase Agreement"), will give us additional flexibility to make capital investments and to prepay debt if market conditions warrant, among other options.


     Debt and Lease Obligations. We have several vessels under operating leases, including three PCTCs, a LASH vessel, a Breakbulk/Multi-Purpose vessel, a Container vessel and a Tanker vessel. We also conduct certain of our operations from leased office facilities and use certain transportation and other equipment under operating leases. Our obligations associated with these leases are summarized in the table below.

     The following is a summary of the scheduled maturities by period of our outstanding debt and lease obligations as of September 30, 2004:

                       FOURTH QUARTER OF
                             2004           2005      2006      2007      2008     THEREAFTER
                       -----------------   -------   -------   -------   -------   ----------
                                                   (IN THOUSANDS)
Long-Term Debt
  (including Current
  Maturities)........       $ 5,265        $12,366   $10,804   $80,001   $ 7,468    $ 51,793
Operating Leases.....         6,119         19,060    19,073    18,948    16,893      91,558
                            -------        -------   -------   -------   -------    --------
  Total by Period....       $11,384        $31,426   $29,877   $98,949   $24,361    $143,351
                            =======        =======   =======   =======   =======    ========

     Debt Covenant Compliance Status. As of September 30, 2004, we met all of the financial covenants under our various debt agreements, the most restrictive of which include the working capital, leverage ratio, minimum net worth and interest coverage ratios, and believe we will continue to meet them throughout 2004, although we can give no assurance to that effect.

     If our cash flow and capital resources are not sufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital, enter into additional financings of our unencumbered vessels or restructure debt.

     Mexican Rail-Ferry Service Results. Our rail-ferry service provides a unique combination of rail and water ferry service between the U.S. Gulf and Mexico. As with any innovative venture, we expected and have experienced an adjustment period for the market to embrace our alternative service. However, since the inception of the service in 2001, it has experienced an overall improvement in gross revenues and operating cash flows. Low operating profit margins are inherent in the rail-ferry business. Accordingly, high cargo volumes are necessary to achieve meaningful levels of cash flow and profitability. The capacity of the vessels operating in our rail-ferry service has limited the revenues and, in turn, the cash flow and gross profits that can be generated by our rail-ferry service segment.

     We intend to use a portion of the proceeds of this offering to add a second deck to each of the two vessels operating in our rail-ferry service in order to essentially double their capacity. We believe that these additions will significantly reduce our cost per unit of cargo carried and significantly increase our cash flow, but only if we are able to book substantially all of the additional capacity, and we can give no assurance at this time that we will be successful in doing so. If market conditions adversely affect those expectations, we believe we could find alternative placement for the two vessels supporting the service. We hope to conclude the necessary shipyard modification contracts shortly and expect the vessels to begin shipyard work in mid-2005 and return to service in the second half of 2005.


     Vessel Purchase Agreement. In November 2004, we entered into an agreement to purchase two used vessels. We took delivery of one of these vessels in early December 2004 and expect to take delivery of the second vessel prior to the end of 2004. These vessels will enable us to maintain two of our MSP contracts. We drew on our new $50 million revolving credit facility (see "Description of Other Indebtedness") to purchase the delivered vessel and expect to draw on our new credit facility to purchase the second vessel. We intend to use a portion of the proceeds of this offering to repay the amounts drawn. See "Prospectus
Summary -- Recent Developments -- Vessel Purchase Agreement."


     Maritime Security Program Contracts. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships industry-wide eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the new MSP program will be $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. On October 15, 2004, we filed applications to extend our seven MSP contracts for another 10 years, all of which were effectively grandfathered in the MSP reauthorization. Simultaneously, we offered additional ships for participation in the MSP. MarAd is expected to announce MSP contract awards on January 14, 2005, and we have no way of knowing at this time whether we will be awarded contracts for the additional ships.

     Dividend Payments. In order to comply with certain financial covenants under our debt agreements, the suspension of quarterly cash dividend payments on our common stock remains in effect. See "Description of Indebtedness."

     Environmental Issues. We have not been notified that we are a potentially responsible party in connection with any environmental matters, and we have determined that we have no known risks for which assertion of a claim is probable that are not covered by third party insurance, provided for in our self-retention insurance reserves or otherwise indemnified. Our environmental risks primarily relate to oil pollution from the operation of our vessels. We have pollution liability insurance coverage with a limit of $1 billion per each occurrence, with a deductible amount of $25,000 for each incident.

  AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003

     Our working capital increased from $1.8 million at December 31, 2002, to $10.2 million at December 31, 2003. Of the $50.6 million in current liabilities at December 31, 2003, $14.9 million related to the current maturities of long-term debt. Cash and cash equivalents increased during 2003 by $4.5 million to a total of $8.9 million. This increase was due to cash provided by operating activities of $38.6 million and by investing activities of $1.8 million, partially offset by cash used for financing activities of $35.9 million.

     Operating activities generated a positive cash flow after adjusting the net income of $5.5 million for non-cash provisions such as depreciation and amortization. Cash provided by operating activities also included an increase in accounts receivable of $7.4 million primarily due to the timing of collections of receivables from the MSC and U.S. Department of Transportation, offset by an increase in accounts payable and accrued liabilities of $3.5 million primarily due to U.S. Customs accruals recorded in late 2003. Also included was cash used of $2.2 million primarily to cover payments for vessel drydocking costs in 2003.

     Cash used for financing activities of $35.9 million included $9.1 million used to repurchase $10.7 million of our 7 3/4% senior notes due 2007 at a discount, $18.6 million used for regularly scheduled payments of debt, $16.7 million used for prepayment of the Coal Carrier loan (see the subsection entitled "USGenNE Bankruptcy Filing" below), $6.0 million for an additional payment on our Sulphur Carrier loan, $83.6 million used for prepayments of outstanding debt obligations on three of our vessels that were consolidated into one loan, and $39 million used to repay draws on our line of credit. These uses were partially offset by proceeds of $38 million from draws on our line of credit, the financing of $10 million used for the prepayment of the aforementioned Coal Carrier loan, and $91 million in secured financing used for the prepayment and consolidation of the aforementioned debt on three of our vessels.

     At December 31, 2003, $14.3 million was available on our $15 million revolving credit facility, which expires in April of 2006.

     Debt and Lease Obligations. We have several vessels under operating leases, including three PCTCs, one LASH vessel, one Ice Strengthened Breakbulk/Multi Purpose vessel, a Container vessel and a Tanker vessel. We also conduct certain of our operations from leased office facilities and use certain transportation and other equipment under operating leases. Our obligations associated with these leases are disclosed in the table below.

     The following is a summary of the scheduled maturities by period of our outstanding debt and lease obligations as of December 31, 2003:

                              2004      2005      2006      2007      2008     THEREAFTER
                             -------   -------   -------   -------   -------   ----------
                                                    (IN THOUSANDS)
Long-Term Debt (including
  Current Maturities)......  $14,866   $12,366   $12,253   $80,411   $ 7,468    $ 51,793
Operating Leases...........   24,477    19,060    19,073    18,948    16,893      91,558
                             -------   -------   -------   -------   -------    --------
  Total by Period..........  $39,343   $31,426   $31,326   $99,359   $24,161    $143,351
                             =======   =======   =======   =======   =======    ========

     Debt Covenant Compliance Status. We have met all of the financial covenants under our various debt agreements, the most restrictive of which include the working capital, leverage ratio, minimum net worth, and interest coverage ratio, among others, after these were amended for the full year 2002. We also met, as of December 31, 2003, the more restrictive financial covenants that became effective in 2003, and believe we will continue to meet them throughout 2004, although we can give no assurance to that effect.

     If our cash flow and capital resources are not sufficient to fund our debt service obligations or if we are unable to meet covenant requirements, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital, enter into additional financings of our unencumbered vessels or restructure debt.

     Mexican Service Results. We expect the results of the Mexican Service to continue to improve and contribute to our cash flows. If market conditions adversely impact those projections, we believe we could find alternative placement for the two vessels supporting the service.

     USGenNE Bankruptcy Filing. As previously discussed, we charter our Coal Carrier to USGenNE, an indirect subsidiary of PG&E. On July 8, 2003, USGenNE filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and subsequently requested an extension of time to submit its bankruptcy plan until March 4, 2004, and an extension until May 3, 2004, to solicit acceptance to its plan. Upon the acquisition of our vessel, we had issued $50 million in notes, which had an outstanding balance of approximately $17 million at the time of the bankruptcy filing. Although the notes were non-recourse to the Company, the indenture under which they were issued provided that USGenNE's bankruptcy filing was an event of default on the notes as well as a cross-default on certain of our other credit facilities. We secured alternative financing, which was used to pay the notes in full in addition to a "make-whole" prepayment penalty. The payment of the notes cured the cross-defaults under the other credit facilities. Therefore, we are no longer in default under any of our credit facilities.

     Dividend Payments. As a result of the impairment loss recognized on certain of our assets during 2001, and its impact on certain financial covenants under our debt agreements, the suspension of quarterly dividend payments on our common shares of stock remains in effect.

     Environmental Issues. We have not been notified that we are a potentially responsible party in connection with any environmental matters, and we have determined that we have no known risks for which assertion of a claim is probable that are not covered by third party insurance, provided for in our self-retention insurance reserves or otherwise indemnified. Our environmental risks primarily relate to oil pollution from the operation of our vessels. We carry pollution liability insurance coverage with a limit of $1 billion per each occurrence, with a deductible amount of $25,000 for each incident.

DISCLOSURES ABOUT MARKET RISK

     In the ordinary course of our business, we are exposed to foreign currency, interest rate, and commodity price risks. We utilize derivative financial instruments including forward exchange contracts, interest rate swap agreements, and commodity swap agreements to manage certain of these exposures. We hedge only firm commitments or anticipated transactions and do not use derivatives for speculation. We neither hold nor issue financial instruments for trading purposes.

  INTEREST RATE RISK

     The fair value of our cash and short-term investment portfolio at September 30, 2004 approximated carrying value due to its short-term duration. The potential decrease in fair value resulting from a hypothetical 10% increase in interest rates at September 30, 2004 for our investment portfolio is not material.

     The fair value of our long-term debt at September 30, 2004, including current maturities, was estimated to be $169.0 million compared to a carrying value of $166.1 million. The potential increase in fair value resulting from a hypothetical 10% decrease in the average interest rates applicable to our long-term debt at September 30, 2004 would be approximately $1.5 million or 0.9% of the carrying value.

  COMMODITY PRICE RISK

     During 2003, we hedged a portion of our 2003 fuel requirements for our liner services and rail-ferry service segments. These commodity swap agreements contributed a net positive adjustment to voyage expense of $2.2 million in 2003. As of September 30, 2004, we have no commodity swap agreements to manage our exposure to price risk related to the purchase of the estimated 2004 fuel requirements for our liner services or rail-ferry service segment.

     We are exposed to price risks with respect to the fuel we consume in our liner and rail-ferry operations. A 20% increase in the price of fuel for the period October 1, 2003 through September 30, 2004 would have resulted in an increase of approximately $2.7 million in our fuel costs for the same period, and in a corresponding decrease of approximately $0.44 in our earnings per share based on the shares of our common stock outstanding as of September 30, 2004, assuming that none of the price increase could have been passed on to our customers through fuel cost surcharges during the same period.

  FOREIGN EXCHANGE RATE RISK

     We have entered into foreign exchange contracts to hedge certain firm purchase and sale commitments with varying maturities. The potential fair value of these contracts that would have resulted from a hypothetical 10% adverse change in the exchange rates applicable to these contracts as of December 31, 2003 was a liability of approximately $295,000. As of September 30, 2004, there had been no material changes in our market risk exposure relating to these contracts.

NEW ACCOUNTING PRONOUNCEMENTS

     In January of 2003, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Series Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity, where the company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. We have investments in certain unconsolidated entities in which we have less than 100% ownership. We have evaluated these investments and determined that we do not have any investments in variable interest entities. Therefore, the adoption of FIN 46 as of January 1, 2004 did not have an impact on our financial statements.

     In December of 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised statement retains the disclosure requirements of the original statement and requires additional annual disclosures including information describing the types of plan assets, investment strategy, measurement dates, plan obligations, and cash flows. In addition to expanded annual disclosures, the revised statement requires the components of net periodic benefit cost to be disclosed in interim periods. This statement is effective for financial statements with fiscal years ended after December 15, 2003, and the interim period disclosures are effective for interim periods beginning after December 15, 2003. The additional annual disclosures required by the revised statement are included in the notes to our consolidated financial statements included elsewhere in this prospectus.

     Also in December of 2003, the Medicare Prescription Drug, Improvements, and Modernization Act of 2003 (the "Act") was signed into law. In addition to including numerous other provisions that have potential effects on an employer's retiree health plan, the Medicare law included a special subsidy for employers that sponsor retiree health plans with prescription drug benefits that are at least as favorable as the new Medicare Part D benefit. In May of 2004, the FASB issued FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements, and Modernization Act of 2003" ("FSP 106-2"), that provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. We are still evaluating whether our plan is actuarially equivalent, although its impact on our financial position and results of operations is not material.

                                    BUSINESS

COMPANY OVERVIEW

     The company was originally founded as Central Gulf Steamship Corporation in 1947 by the late Niels F. Johnsen and his sons, Niels W. Johnsen, a director of the company, and Erik F. Johnsen, our Chairman and Chief Executive Officer. Central Gulf was privately held until 1971 when it merged with Trans Union. In 1978, International Shipholding Corporation was formed to act as a holding company for Central Gulf, LCI, and certain other affiliated companies in connection with the 1979 spin-off by Trans Union of our common stock to Trans Union's stockholders. In 1986 we acquired the assets of Forest Lines, and in 1989 we acquired the ownership of Waterman. Since our spin-off from Trans Union, we have continued to act solely as a holding company, and our only significant assets are the capital stock of our subsidiaries.

     Through our subsidiaries, we operate a diversified fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers primarily under medium- to long-term charters and contracts. At September 30, 2004, our fleet consisted of 35 ocean-going vessels, of which 11 were 100% owned by us, nine were 30% owned by us, two were 50% owned by us, seven were leased by us, and six were operated by us under operating contracts. We also own 917 LASH barges and 32 over-the-road haul-away car carrying trucks that are leased to a company in which we have a 50% interest.

     Our fleet includes the following:

     - four U.S. flag PCTCs specifically designed to transport fully assembled automobiles, trucks and larger vehicles; and two foreign flag PCTCs with the capability of transporting heavy weight and large dimension trucks and buses, as well as automobiles;

     - one Breakbulk/Multi-Purpose vessel, two Container vessels and one Tanker vessel, which are used to transport supplies for the Indonesian operations of a mining company;

     - one U.S. flag Molten Sulphur Carrier and a Tanker, which are used to carry molten sulphur from Louisiana and Texas to a processing plant on the Florida Gulf Coast;

     - two Special Purpose vessels modified as RO/ROs to transport loaded rail cars between the U.S. Gulf and Mexico;

     - one U.S. flag conveyer-equipped self-unloading Coal Carrier, which carries coal in the coastwise and near-sea trade;

     - three RO/RO vessels that permit rapid deployment of rolling stock, munitions, and other military cargoes requiring special handling;

     - two container vessels we bareboat charter;

     - two Cape-Size Bulk Carriers in which we own a 50% interest; and

     - nine Cement Carriers in which we own a 30% interest.

     Our fleet also includes three LASH vessels, one Dockship, and 917 LASH barges. In our transoceanic liner services, we use the LASH system primarily to gather cargo on rivers, in island chains, and in harbors that are too shallow for traditional vessels.

     Our fleet is deployed by our principal operating subsidiaries, Central Gulf, LCI (including a transatlantic liner service doing business as "Forest Lines"), Waterman, and CG Railway. Other of our subsidiaries provide ship charter brokerage, agency and other specialized services primarily to our operating segments.

     We have five operating segments: Liner Services, Time Charter Contracts, COAs, Rail-Ferry Service, and Other. In addition to our five operating segments, we have investments in several unconsolidated entities of which we own 50% or less and do not exercise significant influence over operating and financial activities. For additional information about our operating segments, see note K of the notes to our consolidated financial statements included elsewhere in this prospectus.

     During the year ended December 31, 2003 and the nine months ended September 30, 2004, those segments made the following contributions to our revenues, gross voyage profit or loss and segment profit or loss:


                                       NINE MONTHS ENDED                              YEAR ENDED
                                       SEPTEMBER 30, 2004                         DECEMBER 31, 2003
                            ----------------------------------------   ----------------------------------------
                                       GROSS VOYAGE       SEGMENT                 GROSS VOYAGE       SEGMENT
                            REVENUES   PROFIT (LOSS)   PROFIT (LOSS)   REVENUES   PROFIT (LOSS)   PROFIT (LOSS)
                            --------   -------------   -------------   --------   -------------   -------------
                                         (IN THOUSANDS)                             (IN THOUSANDS)
Liner Services............  $ 71,332      $  (429)        $(1,043)     $ 75,635      $(4,199)        $(5,238)
Time Charter Contracts....    87,086       22,144          17,611       129,685       33,048          26,378
Contracts of
  Affreightment...........    12,048        3,737           2,597        16,189        5,495           3,695
Rail-Ferry Service........    11,923       (3,382)         (4,858)       15,537       (2,926)         (5,248)
Other.....................    17,094          923             757        20,767        2,422           3,132
                            --------      -------         -------      --------      -------         -------
  Total...................  $199,483      $22,993         $15,064      $257,813      $33,840         $22,719
                            ========      =======         =======      ========      =======         =======


     Liner Services. In our liner services segment we operate four vessels, including one "dockship" that positions barges for pick-up and discharge, on established trade routes with regularly scheduled sailing dates. We receive revenues for the carriage of cargo within the established trading areas and pay the operating and voyage expenses incurred. Our liner services include a U.S. flag service between U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East, and a foreign flag transatlantic service operating between U.S. Gulf and East Coast ports and ports in northern Europe.

     Time Charter Contracts. Time charters are contracts by which our charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but we retain operating control over the vessel. Typically, we fully equip the vessel and are responsible for normal operating expenses, repairs, crew wages, and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Our time charter contracts include charters of three Roll-On/Roll-Off vessels to the MSC for varying terms. Also included in this segment are contracts with car manufacturers for six PCTCs, with an electric utility for a conveyor-equipped, self-unloading coal carrier and with a mining company to provide transportation services at its mine in Papua, Indonesia.

     Contracts of Affreightment. COAs are contracts by which we undertake to provide space on our vessels for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, we are responsible for all operating and voyage expenses. Our COA segment includes a molten sulphur transportation contract with a sulphur transporter.

     Rail-Ferry Service. In the beginning of 2001, we began a new service, through our subsidiary CG Railway, carrying loaded rail cars between the U.S. Gulf and Mexico. This service uses our two Special Purpose vessels, which were modified to enable them to carry standard size railroad cars. Each vessel has a capacity for 60 standard size rail cars.

     Other. This segment consists of operations that include more specialized services than the former four segments and subsidiaries that provide ship charter brokerage and agency services. Also included in this segment is our 50% ownership in a car transportation truck company.

     Unconsolidated Entities. We have a 30% interest in a company owning and operating nine Cement Carriers. We also have a 50% interest in a company owning two newly built Cape-Size Bulk Carriers and a 50% interest in a company that operates a terminal in Coatzacoalcos, Mexico for our Rail-Ferry Service.

BUSINESS STRATEGY

     Our strategy is to

     - identify customers with high credit quality and marine transportation needs requiring specialized vessels or operating techniques;

     - seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire or construct vessels to meet the requirements of those charters or contracts; and

     - provide our customers with reliable, high quality service at a reasonable cost.

     Because our strategy is to seek medium- to long-term contracts and because we have diversified customer and cargo bases, we are generally insulated from the cyclical nature of the shipping industry. However, of our five operating segments, our liner service and rail-ferry service segments are the most susceptible to the shipping industry's cyclical nature and are impacted by, among other things, fluctuations in the worldwide supply of and demand for vessel capacity and the seasonal demands for certain cargoes that we ship.

     We believe that our strategy has produced relatively stable operating cash flows for an industry that tends to be cyclical and valuable long-term relationships with our customers. We plan to continue this strategy by expanding our relationships with existing customers, seeking new customers and selectively pursuing acquisitions.

TYPES OF SERVICE

     Through our principal operating subsidiaries, we provide specialized maritime transportation services to our customers primarily under medium- to long-term contracts. Our five operating segments, Liner Services, Time Charter Contracts, Contracts of Affreightment, Rail-Ferry Service, and Other are described below:

  LINER SERVICES

  LASH Vessels

     Foreign Flag. We operate two foreign flag LASH vessels and a self-propelled, semi-submersible feeder vessel on a scheduled transatlantic liner service under the name "Forest Lines." One of the two foreign flag LASH vessels is under an operating lease through 2007. Each Forest Lines LASH vessel normally makes 10 round trip sailings per year between U.S. Gulf and East Coast ports and ports in northern Europe. Prior to 2001, approximately one-half of the aggregate eastbound cargo space had historically been reserved for International Paper Company under a long-term contract. The remaining space was provided on a voyage affreightment basis to various commercial shippers. Over the last three years, we have continued to diversify our eastbound cargo among various commercial shippers and now carry significant quantities of rice and petroleum coke as well as paper products.

     We have had ocean transportation contracts with International Paper Company since 1969 when we had two LASH ships built to accommodate International Paper Company's trade. Our contract with International Paper is for the carriage of wood pulp, liner board, and other forest products, the characteristics of which are well suited for transportation by LASH vessels. Our current contract with International Paper Company was for a ten-year term ending in 2002, and was extended for an additional three-year period ending in 2005 with mutual options to extend on a year-to-year basis.

     Over the years, we have established a base of commercial shippers to which we provide space on the westbound Forest Lines service. The principal westbound cargoes are steel and other metal products, high-grade paper and wood products, and other general cargo. Over the last five years, the westbound utilization rate for these vessels averaged approximately 85% per year.

     U.S. Flag. Waterman previously operated a U.S. flag liner service between U.S. Gulf and East Coast ports and ports in South Asia using four U.S. flag LASH vessels, as well as one FLASH vessel that was used as a feeder vessel in Southeast Asia. In June of 2001, we adopted a plan to separate this service from the balance of our operations and dispose of these assets. All of these vessels were sold by the end of 2002.

     During 2002, we reactivated a U.S. flag liner service between the U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East due to several changes in circumstances that occurred after our decision in 2001 to suspend the previous service. We concluded that there would be adequate cargo volume for shipment on U.S. flag vessels to the service area to justify maintaining the service. As a result, we recommissioned one of our foreign flag LASH vessels, which had been idle and scheduled for disposal, together with a number of LASH barges. After its upgrade, the foreign flag vessel entered our Forest Lines service in November of 2002, replacing one of the vessels operating in that service. The replaced vessel transferred to U.S. flag for use in the renewed U.S. flag liner service, which commenced operation in November of 2002.

     The MSA, which provides a subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. Under this MSP, each participating vessel is eligible to receive an annual payment of $2.1 million, which is subject to annual appropriation and not guaranteed. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships eligible to participate in the program from 47 to 60, and increased the annual payment per vessel, all to be effective on October 1, 2005. Annual payments for each vessel in the new program are $2.6 million in years 2006 through 2008, $2.9 million in years 2009 through 2011, and $3.1 million in years 2012 through 2015. As of December 31, 2003, our Waterman U.S. flag LASH vessel mentioned earlier and four PCTCs included in our time charter contracts segment had qualified for participation. During 2003, we bareboat chartered two vessels under a time charter arrangement, allowing us to qualify for two additional MSP contracts. As a result, as of September 30, 2004, we had MSP contracts with respect to seven of our vessels, the terms of which were extended in October 2004 through September 30, 2015. Also in October 2004, we offered additional vessels for participation in the program, although we have no way of predicting whether any of those vessels will be allowed to participate in the program.

  TIME CHARTER CONTRACTS

  Military Sealift Command Charters

     We have had contracts with the MSC (or its predecessor) almost continuously for over 30 years. In 1983, Waterman was awarded a contract to operate three U.S. flag RO/RO vessels under time charters to the MSC for use by the United States Navy in its maritime prepositioning ship ("MPS") program. These vessels represent three of the sixteen MPS vessels currently in the MSC's worldwide fleet providing support to the U.S. Marine Corps. These ships are designed primarily to carry rolling stock and containers, and each can carry support equipment for 17,000 military personnel. Waterman sold the three vessels to unaffiliated corporations shortly after being awarded the contract but retained the right to operate the vessels under operating agreements. The MSC time charters commenced in late 1984 and early 1985 for initial five-year periods and were renewable at the MSC's option for additional five-year periods up to a maximum of twenty-five years. In 1993, we reached an agreement with the MSC to make certain reductions in future charter hire payments in consideration of fixing the period of these charters for the full 25 years. The charters and related operating agreements will expire in 2009 and 2010.

  Pure Car/Truck Carriers

     U.S. Flag. We currently operate four U.S. flag PCTCs. In 1986, we entered into multi-year charters to carry Toyota and Honda automobiles from Japan to the United States. To service these charters, we had constructed two car carriers that were specially designed to carry 4,000 and 4,660 fully assembled automobiles, respectively. Both vessels were built in Japan and were registered under the U.S. flag. In 2000 and 2001, we replaced these two vessels with larger PCTCs, which are under their initial contracts through 2010 and 2011 with the same Japanese shipping company. Both of these contracts may be extended beyond the initial term at the option of the shipping company.

     In 1998, we acquired a 1994-built U.S. flag PCTC. Immediately after being delivered to us in April of 1998, this vessel entered a long-term charter through 2008 with a Japanese shipping company. In 1999, we acquired the fourth vessel, a newly built U.S. flag PCTC, which immediately after being delivered to us in September of 1999 entered a long-term charter through 2011 with the same Japanese shipping company. Both of these contracts may be extended beyond the initial term at the option of the shipping company. These last two PCTCs were subsequently sold to unaffiliated parties and leased back under operating leases expiring in 2009 and 2013, respectively.

     Foreign Flag. In 1988, we had two new car carriers constructed by a shipyard affiliated with Hyundai, each with a carrying capacity of 4,800 fully assembled automobiles, to transport Hyundai automobiles from South Korea primarily to the United States and Europe under two long-term charters. In 1998 and 1999, we sold these car carriers and replaced them with two newly built PCTCs, each with the capacity to carry heavy and large size rolling stock in addition to automobiles and trucks. We immediately entered into a long-term charter of these vessels through 2018 and 2019 to a Far Eastern company. One of these PCTCs was subsequently sold to an unaffiliated party and leased back under an operating lease through 2016, and we have an option to purchase the vessel thereafter.

     Under each of our PCTC charters, the charterers are responsible for voyage operating costs such as fuel, port, and stevedoring expenses, while we are responsible for other operating expenses including crew wages, repairs, and insurance. During the terms of these charters, we are entitled to our full fee irrespective of the number of voyages completed or the number of cars carried per voyage.

     In the fourth quarter of 2002, Hyundai Merchant Marine Co. LTD, the charterer of our foreign flag PCTCs, sold its Car Carrier division to a joint venture controlled by Wallenis Lines AB and Willhelm Willhelmsen ASA. We were not impacted by the transaction as all terms and conditions of the charter parties remain in effect.

  Coal Carrier

     In late 1995, we purchased an existing U.S. flag conveyor-equipped, self-unloading Coal Carrier that was chartered to a New England electric utility under a 15-year time charter expiring in 2010 to carry coal in the coastwise and near-sea trade. Since the base charter provides approximately 60% utilization, the ship may also be used, from time to time during this charter period, to carry coal and other bulk commodities in the spot market for the account of other charterers. The utility company filed for bankruptcy protection in July 2003. For information regarding the bankruptcy proceeding and its effect on this charter, please see the section of this prospectus entitled "Risk
Factors -- Risks Related to Our Business -- One of our time charter customers has filed for bankruptcy, the outcome of which could adversely affect our results of operations."

  Southeast Asia Transportation Contract

     The contract to transport supplies for a mining company in Indonesia is serviced by an Ice Strengthened Breakbulk/Multi-Purpose vessel, a small Tanker, and two Container vessels.

  CONTRACTS OF AFFREIGHTMENT

     In 1994, we entered into a 15-year transportation contract with Freeport-McMoRan Sulphur LLC, a sulphur transporter for which we had built a 28,000 DWT Molten Sulphur Carrier that carries molten sulphur from Louisiana and Texas to a fertilizer plant on the Florida Gulf Coast. Under the terms of this contract, we are guaranteed the transportation of a minimum of 1.8 million tons of sulphur per year. The contract also gives the charterer three five-year renewal options. The vessel was delivered and began service during late 1994. During the second quarter of 2002, the contract was assigned by Freeport-McMoRan Sulphur LLC to Gulf Sulphur Services Ltd. The terms of the contract were not affected by the assignment.

  RAIL-FERRY SERVICE

     Commencing in 2001, we began a new service, through our subsidiary CG Railway, carrying loaded rail cars between the U.S. Gulf and Mexico. This new service uses our two Special Purpose vessels, which were modified to enable them to carry standard size railroad cars. Each vessel has a capacity of 60 standard size rail cars. With departures every four days from Coatzacoalcos and Mobile, respectively, it offers with each vessel a three-day transit between these ports and provides approximately 90 trips per year in each direction.

  OTHER

     We lease a cargo transfer facility at the river port of Memphis, Tennessee, and several of our subsidiaries provide ship charter brokerage, agency, and other specialized services to our operating subsidiaries and, in the case of ship charter brokerage and agency services, to unaffiliated companies. The income produced by these services substantially covers the related overhead expenses. These services facilitate our operations by allowing us to avoid reliance on third parties to provide these essential shipping services. Also included in this segment is our 50% ownership in a car transportation truck company.

CUSTOMERS AND CARGO

     Historically, our cash flow has been relatively stable, considering the cyclical nature of the shipping industry, principally due to the structure and length of our medium- to long-term contracts with creditworthy customers, as well as our diversified customer and cargo bases. We define contracts and charters with a duration of three to five years as medium-term contracts and those with a duration in excess of five years as long-term contracts. Most of our medium- to long-term charters provide for a daily charter rate that is payable whether or not the charterer utilizes the vessel. In addition, most of these medium- to long-term contracts guarantee a minimum amount of cargo for transportation and require the charterer to pay certain voyage operating costs, including fuel, port and stevedoring expenses, and often include cost escalation features covering certain of our expenses.

     Substantially all of our current cargo contracts and charter agreements with commercial customers are renewals or extensions of previous agreements. In recent years, we have been successful in winning extensions or renewals of substantially all of the contracts rebid by our commercial customers, and we have been operating vessels for the MSC under charters or contracts for more than 30 years. Moreover, our contracts with the MSC contributed approximately 14%, 15% and 12% of our total revenues for fiscal years 2003, 2002 and 2001, respectively.

     As a result of the length of our contracts and charter agreements, at September 30, 2004, 62% of our aggregate vessel capacity was firmly committed for fiscal year 2005, and approximately 50% of our aggregate vessel capacity was firmly committed for all periods through 2009.

     As of September 30, 2004, seven of our vessels operated under MSP contracts, the terms of which were extended in October 2004 through September 30, 2015. Each participating vessel is eligible to receive an annual subsidy payment of $2.1 million through the government's fiscal year 2005. Annual payments for each vessel in the MSP are $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. However, payments under this program are subject to annual appropriation by Congress and are not guaranteed. See "Risk Factors -- Risks Related to Our Business -- If sufficient appropriations under the Maritime Security Act of 1996 are not made in any fiscal year, we may not continue to receive annual subsidy payments with respect to certain of our vessels."

     We believe that the high credit quality of our customers and the length of our contracts help reduce competitive pressures and the effects of cyclical market conditions. We believe that our longstanding customer relationships are in part due to our reputation for providing specialized quality service in terms of ontime performance, low cargo loss, minimal damage claims and reasonable rates.

     In addition, we believe our customers' diversified cargoes have further insulated us from cyclical market conditions and contributed to our relatively stable historical cash flow. The following table sets forth the percentage of our total revenues by cargo type for the nine months ended September 30, 2004 and each of the years ended December 31, 2003 and December 31, 2002.

                                                  % OF TOTAL      % OF TOTAL     % OF TOTAL
                                                   REVENUES        REVENUES       REVENUES
                                                 FOR THE NINE    FOR THE YEAR   FOR THE YEAR
                                                 MONTHS ENDED       ENDED          ENDED
                                                 SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
CARGO TYPE                                           2004            2003           2002
----------                                       -------------   ------------   ------------
General Cargo..................................         34%            35%            29%
Automobiles....................................         17%            18%            20%
Military Cargo.................................         15%            19%            19%
Iron and Steel Products........................         13%             2%             9%
Coal...........................................          6%             6%             8%
Agricultural Products..........................          5%             9%             4%
Forest Products................................          4%             5%             4%
Sulphur........................................          6%             6%             7%
                                                     -----          -----          -----
Total..........................................      100.0%         100.0%         100.0%
                                                     =====          =====          =====

VESSEL DEPLOYMENT

     The following table sets forth information about each of the ocean-going vessels owned (or bareboat chartered) or operated by us.

                                                                  CONSTRUCTION/
SERVICE TYPE AND               VESSEL                            LIFE EXTENSION        CARRYING
VESSEL NAME                     TYPE                FLAG         COMPLETION DATE       CAPACITY
----------------               ------               ----         ---------------       --------
LINER SERVICES
Atlantic Forest........         LASH          U.S.               1984              82 LASH Barges
Rhine Forest...........         LASH          Marshall Islands   1972/1990/1996    83 LASH Barges
Hickory................         LASH          Panama             1989              82 LASH Barges
Spruce.................       Dockship        Marshall Islands   1975/1978         15 LASH Barges

MILITARY SEALIFT
  COMMAND
Pfc. E. A. Obregon.....   Roll On/Roll Off    U.S.               1985              25,476 DWT
Sgt. Matej Kocak.......   Roll On/Roll Off    U.S.               1985              25,476 DWT
Maj. Stephen W.           Roll On/Roll Off    U.S.               1985              25,476 DWT
  Pless................

PURE CAR/TRUCK CARRIERS
Green Lake.............         PCTC          U.S.               1998              5055 Autos
Green Point............         PCTC          U.S.               1994              5120 Autos
Green Cove.............         PCTC          U.S.               1994              4148 Autos
Green Dale.............         PCTC          U.S.               1999              4148 Autos
Asian King.............         PCTC          Panama             1998              6402 Autos
Asian Emperor..........         PCTC          Panama             1999              6402 Autos

SPECIAL PURPOSE VESSELS
Bali Sea...............  Float On/Float Off   Singapore          1982/1995         22,000 DWT
Banda Sea..............  Float On/Float Off   Singapore          1982/1995         22,000 DWT
Java Sea...............      Container/       Singapore          1988              5,000 Containers
                             Breakbulk

DOMESTIC SERVICES
Sulphur Enterprise.....    Molten Sulphur     U.S.               1994              24,000 DWT
Energy Enterprise......     Coal Carrier      U.S.               1983              38,000 DWT

MARKETING

     We maintain marketing staffs in New York and New Orleans, and a network of marketing agents in major cities around the world who market our liner, charter, and contract services. We market our transatlantic LASH liner service under the trade name "Forest Lines," and our U.S. flag LASH liner service between the U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East under the Waterman house flag. We market our Rail-Ferry Service under the name "CG Railway." We advertise our services in trade publications in the United States and abroad.

INSURANCE

     We maintain protection and indemnity ("P&I") insurance to cover liabilities arising out of our ownership and operation of vessels with the Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Ltd., which is a mutual shipowners' insurance organization commonly referred to as a P&I club. The club is a participant in and subject to the rules of its respective international group of P&I associations. The premium terms and conditions of the P&I coverage provided to us are governed by the rules of the club.

     We maintain hull and machinery insurance policies on each of our vessels in amounts related to the value of each vessel. This insurance coverage, which includes increased value, freight, and time charter hire, is maintained with a syndicate of hull underwriters from the U.S., British, and French insurance markets. We maintain war risk insurance on each of our vessels in an amount equal to each vessel's total insured hull value. War risk insurance is placed through U.S., British, and French insurance markets and covers physical damage to the vessels and P&I risks for which coverage would be excluded by reason of war exclusions under either the hull policies or the rules of the P&I club. Our war risk insurance also covers liability to third parties caused by war or terrorism and damages to our land-based assets caused by war, but does not cover damage to our land-based assets caused by terrorism.

     The P&I insurance also covers our vessels against liabilities arising from the discharge of oil or hazardous substances in U.S., international, and foreign waters.

     We also maintain loss of hire insurance with U.S., British, and French insurance markets to cover our loss of revenue in the event that a vessel is unable to operate for a certain period of time due to loss or damage arising from the perils covered by the hull and machinery policy and war risk policy.

     Insurance coverage for shoreside property, shipboard consumables and inventory, spare parts, workers' compensation, office contents, and general liability risks is maintained with underwriters in U.S. and British markets.

     Insurance premiums for the coverage described above vary from year to year depending upon our loss record and market conditions. In order to reduce premiums, we maintain certain deductible and co-insurance provisions that we believe are prudent and generally consistent with those maintained by other shipping companies (see note D to our consolidated financial statements located elsewhere in this prospectus).

NEW TAX LEGISLATION

     Under current United States tax law, U.S. companies like us and their domestic subsidiaries generally are taxed on all income, including in our case income from shipping operations, whether derived in the United States or abroad. With respect to any foreign subsidiary in which we hold more than a 50 percent interest (referred to in the tax laws as a controlled foreign corporation, or "CFC"), we are treated as having received a current taxable distribution of our pro rata share of income derived from foreign shipping operations.

     The recently-enacted Jobs Creation Act, which becomes effective for our company on January 1, 2005, will change the United States tax treatment of our U.S. flag vessels in foreign operations and foreign flag shipping operations.

     We intend to make an election under the Jobs Creation Act to have our U.S. flag operations (other than those of two ineligible vessels used exclusively in United States coastwise commerce) taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime. As a result of that election, our gross income for United States income tax purposes with respect to our eligible U.S. flag vessels will not include (1) income from qualifying shipping activities in U.S. foreign trade (i.e., transportation between the U.S. and foreign ports or between foreign ports), (2) income from cash, bank deposits and other temporary investments that are reasonably necessary to meet the working capital requirements of our qualifying shipping activities, and (3) income from cash or other intangible assets accumulated pursuant to a plan to purchase qualifying shipping assets.

     Under the tonnage tax regime, our taxable income with respect to the operations of our eligible U.S. flag vessels will be based on a "daily notional taxable income," which will be taxed at the highest corporate income tax rate. The daily notional taxable income from the operation of a qualifying vessel will be 40 cents per 100 tons of the net tonnage of the vessel (up to 25,000 net tons), and 20 cents per 100 tons of the net tonnage of the vessel in excess of 25,000 net tons. The taxable income of each qualifying vessel will be the product of its daily notional taxable income and the number of days during the taxable year that the vessel operates in United States foreign trade.

     Under the Jobs Creation Act, the taxable income from the shipping operations of our CFCs will generally no longer be subject to current United States income tax but will be deferred until repatriated. Although we are still analyzing the Jobs Creation Act, we currently estimate that it will result in a $11.5 million reduction of our deferred tax provision which will be recorded and reflected in our results of operations for the period in which our election under the Jobs Creation Act is made. We are awaiting guidance from the Internal Revenue Service as to the earliest time this election can be made for our 2005 taxable year. In addition, we project that, as a result of the Jobs Creation Act, our effective tax rate will be reduced to approximately 25% in fiscal years 2005 and 2006 with a further reduction to approximately 8% in fiscal years thereafter so long as the Jobs Creation Act remains in effect.

REGULATION

     Our operations between the United States and foreign countries are subject to the Shipping Act of 1984 (the "Shipping Act"), which is administered by the Federal Maritime Commission, and certain provisions of the Federal Water Pollution Control Act, the OPA, the Act to Prevent Pollution from Ships, and CERCLA, all of which are administered by the U.S. Coast Guard and other federal agencies, and certain other international, federal, state, and local laws and regulations, including international conventions and laws and regulations of the flag nations of our vessels. Pursuant to the requirements of the Shipping Act, we have on file with the Federal Maritime Commission tariffs reflecting the outbound and inbound rates currently charged by us to transport cargo between the United States and foreign countries as a common carrier in connection with our liner services. These tariffs are filed by us either individually or in connection with our participation as a member of rate or conference agreements, which are agreements that (upon becoming effective following filing with the Federal Maritime Commission) permit the members to agree concertedly upon rates and practices relating to the carriage of goods in U.S. and foreign ocean commerce. Tariffs filed by a company unilaterally or collectively under rate or conference agreements are subject to Federal Maritime Commission approval. Once a rate or conference agreement is filed, rates may be changed in response to market conditions on 30 days' notice, with respect to a rate increase, and one day's notice, with respect to a rate decrease. On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, and it amended the Shipping Act of 1984 to promote the growth and development of United States exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repeals the requirement that a common carrier or conference file tariffs with the Federal Maritime Commission, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public.

     On October 8, 1996, Congress adopted the MSA, which created the MSP and authorized the payment of $2.1 million per year per ship for 47 U.S. flag ships through fiscal year 2005. This program eliminates the trade route restrictions imposed by the previous federal program and provides flexibility to operate freely in the competitive market. On December 20, 1996, Waterman entered into four MSP contracts with MarAd, and Central Gulf entered into three MSP contracts with MarAd. By law, the MSP is subject to annual appropriations. In the event that sufficient appropriations are not made for the MSP by Congress in any fiscal year, the MSA permits MSP contractors, such as Waterman and Central Gulf, to re-flag their vessels under foreign registry expeditiously. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships industry-wide eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the new MSP program will be $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. On October 15, 2004, Waterman and Central Gulf each filed applications to extend their MSP contracts for another 10 years (i.e., through September 30, 2015), all seven of which were effectively grandfathered in the MSP reauthorization. Simultaneously, we offered additional ships for participation in the MSP. MarAd is expected to announce MSP contract awards on January 14, 2005, and we have no way of knowing at this time whether Waterman or Central Gulf will be awarded contracts for the additional ships.

     Our Molten Sulphur Carrier was constructed with the aid of Title XI loan guarantees administered by MarAd, the receipt of which obligates us to comply with various dividend and other financial restrictions. Recipients of Title XI loan guarantees must pay an annual fee of up to 1% of the loan amount.

     Under the Merchant Marine Act, U.S. flag vessels are subject to requisition or charter by the United States whenever the President declares that the national security requires such action. The owners of any such vessels must receive just compensation as provided in the Merchant Marine Act, but there is no assurance that lost profits, if any, will be fully recovered. In addition, during any extension period under each MSC charter or contract, the MSC has the right to terminate the charter or contract on 30 days' notice. However, terms of our RO/RO operating contract call for significant early termination penalties.

     Certain laws governing our operations, as well as our molten sulphur transportation contract and our Title XI financing arrangements, require us to be as much as 75% owned by U.S. citizens. We monitor our stock ownership to verify our continuing compliance with these requirements and have never had more than 1% of our capital stock held of record by non-U.S. citizens (including corporations or other entities controlled by non-U.S. citizens). In April of 1996, we amended our certificate of incorporation to allow our board of directors to restrict the acquisition of our capital stock by non-U.S. citizens. Under our certificate of incorporation, our board of directors may, in the event of a transfer of our capital stock that would result in non-U.S. citizens owning more than 23% (the "permitted amount") of our total voting power, declare such transfer to be void and ineffective. In addition, our board of directors may, in its sole discretion, deny voting rights and withhold dividends with respect to any shares of our capital stock owned by non-U.S. citizens in excess of the permitted amount. Furthermore, our board of directors is entitled under our certificate of incorporation to redeem shares owned by non-U.S. citizens in excess of the permitted amount in order to reduce the ownership of our capital stock by non-U.S. citizens to the permitted amount.

     We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates with respect to our vessels. The kinds of permits, licenses, and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age of the vessel, and the status of the Company as owner or charterer. We believe that we have, or can readily obtain, all permits, licenses, and certificates necessary to permit our vessels to operate.

     The International Maritime Organization ("IMO") amended the International Convention for the Safety of Life at Sea ("SOLAS"), to which the United States is a party, to require nations that are parties to SOLAS to implement the International Safety Management ("ISM") Code. The ISM Code requires that responsible companies, including owners and/or operators of vessels engaged on foreign voyages, develop and implement a safety management system to address safety and environmental protection in the management and operation of vessels. Companies and vessels to which the ISM Code applies are required to receive certification and documentation of compliance. Vessels operating without such certification and documentation in the U.S. and ports of other nations that are parties to SOLAS may be denied entry into ports, detained in ports or fined. We implemented a comprehensive safety management system and obtained timely IMO certification and documentation for our companies and all of our vessels. In addition, our ship management subsidiary, LMS Shipmanagement, Inc., received certification in January 1998 under the ISO 9002 Quality Standard.

     More recently, in 2003, SOLAS was again amended to require parties to the convention to implement the International Ship and Port Facility Security ("ISPS") Code. The ISPS Code requires owners and operators of vessels engaged on foreign voyages to conduct vulnerability assessments and to develop and implement company and vessel security plans, as well as other measures, to protect vessels, ports and waterways from terrorist and criminal acts. In the U.S., these provisions were implemented through the Maritime Transportation Security Act of 2002 ("MTSA"). These provisions became effective on July 1, 2004. As with the ISM Code, companies and vessels to which the ISPS Code applies must be certificated and documented. Vessels operating without such certification and documentation in the U.S. and ports of other nations that are parties to SOLAS may be denied entry into ports, detained in ports or fined. Vessels subject to fines in the U.S. are liable in rem, which means vessels may be subject to arrest by the U.S. government. For U.S. flag vessels, company and vessel security plans must be reviewed and approved by the U.S. Coast Guard. We have conducted the required security assessments and submitted plans for review and approval as required, and we believe that we are in compliance in all material respects with all ISPS Code and MTSA security requirements.

     The Coast Guard and Maritime Transportation Act of 2004, signed into law on August 9, 2004, amended the Oil Pollution Act of 1990 to require owners or operators of all non-tank vessels of 400 gross tons or greater to develop and submit plans for responding, to the maximum extent practicable, to worst case discharges and substantial threats of discharges of oil from these vessels. This statute extends to all types of vessels of 400 gross tons or greater the vessel response planning requirements of the Oil Pollution Act that had previously only applied to tank vessels. The statute requires plans to be submitted by August 9, 2005. We are awaiting regulations implementing this requirement, and expect to comply in all respects.

     Also, under the OPA, vessel owners, operators and bareboat charterers are responsible parties that are jointly, severally and strictly liable for all response costs and other damages arising from oil spills from their vessels in waters subject to U.S. jurisdiction, with certain limited exceptions. Other damages include, but are not limited to, natural resource damages, real and personal property damages, and other economic damages such as net loss of taxes, royalties, rents, profits or earning capacity, and loss of subsistence use of natural resources. For non-tank vessels, the OPA limits the liability of responsible parties to the greater of $600 per gross ton or $500,000. The limits of liability do not apply if it is shown that the discharge was proximately caused by the gross negligence or willful misconduct of, or a violation of a federal safety, construction or operating regulation by, the responsible party, an agent of the responsible party or a person acting pursuant to a contractual relationship with the responsible party. Further, the limits do not apply if the responsible party fails or refuses to report the incident, or to cooperate and assist in oil spill removal activities. Additionally, the OPA specifically permits individual states to impose their own liability regimes with regard to oil discharges occurring within state waters, and some states have implemented such regimes.

     CERCLA also applies to owners and operators of vessels, and contains a similar liability regime for cleanup and removal of hazardous substances and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     Under the OPA, vessels are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the highest limit of their potential liability under the act. Under Coast Guard regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. An owner or operator of more than one vessel must demonstrate financial responsibility for the entire fleet in an amount equal to the financial responsibility of the vessel having greatest maximum liability under the OPA and CERCLA. We insure each of our vessels with pollution liability insurance in the amounts required by law. A catastrophic spill could exceed the insurance coverage available, in which event our financial condition and results of operations could be adversely affected.

     While the U.S. is not a party, for our vessels operating in foreign waters, many countries have ratified and follow the liability plan adopted by the IMO as set out in the International Convention on Civil

Liability for Oil Pollution Damage of 1969 (the "1969 Convention") and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, the registered owner of a vessel is strictly liable for pollution damage caused in the territorial seas of a state party by the discharge of persistent oil, subject to certain complete defenses. Liability is limited to approximately $183 per gross registered ton (a unit of measurement of the total enclosed spaces in a vessel) or approximately $19.3 million, whichever is less. If a country is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage (the "1992 Protocol"), the maximum liability limit is $82.7 million. The limit of liability is tied to a unit of account that varies according to a basket of currencies. The right to limit liability is forfeited under the 1969 Convention when the discharge is caused by the owner's actual fault, and under the 1992 Protocol, when the spill is caused by the owner's intentional or reckless misconduct. Vessels operating in waters of states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions that are not parties to these conventions, various legislative schemes or common law govern. We believe that our pollution insurance policy covers the liability under the IMO regimes.

COMPETITION

     The shipping industry is intensely competitive and is influenced by events largely outside the control of shipping companies. Varying economic factors can cause wide swings in freight rates and sudden shifts in traffic patterns. Vessel redeployments and new vessel construction can lead to an overcapacity of vessels offering the same service or operating in the same market. Changes in the political or regulatory environment can also create competition that is not necessarily based on normal considerations of profit and loss. Our strategy is to reduce competitive pressures and the effects of cyclical market conditions by operating specialized vessels in niche market segments and deploying a substantial number of our vessels under medium- to long-term charters or contracts with creditworthy customers and on trade routes where we have established market share. We also seek to compete effectively in the traditional areas of price, reliability, and timeliness of service. Competition principally comes from numerous break bulk vessels and, occasionally, container ships.

     Approximately 16% of our revenue is generated by contracts with the Military Sealift Command and contracts to transport Public Law-480 U.S. government-sponsored cargo, a cargo preference program requiring that 75% of all foreign aid "Food for Peace" cargo must be transported on U.S. flag vessels, if they are available at reasonable rates. We compete with all U.S. flag companies, including P&O Nedlloyd, APL Limited, and Maersk Sealand Service, Inc. for the MSC work and the Public Law-480 cargo. Additionally, our principal foreign competitors include Hoegh Lines, Star Shipping AS, Wilhelmsen Lines, and the Shipping Corporation of India.

     Our LASH liner services face competition from foreign flag liner operators and, to a lesser degree, from U.S. flag liner operators. In addition, during periods in which we participate in conference agreements or rate agreements, competition includes other participants with whom we may agree to charge the same rates and non-participants charging lower rates.

     Because our LASH barges are used primarily to transport large unit size items, such as forest products, natural rubber, and steel that cannot be transported as efficiently in container ships, our LASH fleet often has a competitive advantage over these vessels for this type of cargo. In addition, we believe that the ability of our LASH system to operate in shallow harbors and river systems and our specialized knowledge of these harbors and river systems give us a competitive advantage over operators of container ships and break bulk vessels that are too large to operate in these areas.

     Our PCTCs operate worldwide in markets where foreign flag vessels with foreign crews predominate. We believe that our U.S. flag PCTCs can continue to compete effectively if we continue to receive the cooperation of our seamen's unions in controlling costs and if we continue to receive subsidy payments on these ships.

PROPERTIES

  VESSELS AND BARGES

     Of the 35 ocean-going vessels in our fleet at September 30, 2004, 11 were 100% owned by us, nine were 30% owned by us, two were 50% owned by us, seven were leased by us, and six were operated by us under operating contracts. Of the 917 LASH barges we own, 856 are operated in conjunction with our LASH vessels. The remaining 61 barges are not required for current vessel operations. All of our LASH barges are registered under the U.S. flag. Also included in our fleet are 32 over-the-road haul-away car carrying trucks that are leased to a company in which we have a 50% interest.

     All of the vessels owned, operated, or leased by us are in good condition except for the 61 LASH barges not required for current vessel operations. Under governmental regulations, insurance policies, and certain of our financing agreements and charters, we are required to maintain our vessels in accordance with standards of seaworthiness, safety, and health prescribed by governmental regulations or promulgated by certain vessel classification societies. We have implemented the quality and safety management program mandated by the IMO and have obtained certification of all vessels currently required to have a Safety Management Certificate. Vessels in the fleet are maintained in accordance with governmental regulations and the highest classification standards of the American Bureau of Shipping, Norwegian Veritas, or Lloyd's Register classification societies.

     Certain of the vessels and barges owned by our subsidiaries are mortgaged to various lenders to secure such subsidiaries' long-term debt. For further information, see note C to our consolidated financial statements located elsewhere in this prospectus.

  OTHER PROPERTIES

     We lease our corporate headquarters in New Orleans, our administrative and sales office in New York, and office space in Nashville and Shanghai. Additionally, we lease a totally enclosed multi-modal cargo transfer terminal in Memphis, Tennessee, under a lease that expires in May 2008. In 2003, the aggregate annual rental payments under these operating leases totaled approximately $1.7 million.

     We own a facility in Jefferson Parish, Louisiana that is used primarily for the maintenance and repair of barges.

EMPLOYEES

     As of September 30, 2004, we employed 177 shoreside personnel and had approximately 410 shipboard personnel employed on our vessels. We consider relations with our employees to be excellent.

     All of our shipboard personnel and certain of our shoreside personnel are covered by collective bargaining agreements. Some of these agreements relate to particular vessels and have terms corresponding with the terms of their respective vessel's charter, including agreements relating to two of our vessels that are up for renewal in mid-2005. Moreover, the collective bargaining agreements covering seven of our vessels operated under MSP contracts will be subject to renegotiation in 2006. In addition, Central Gulf, Waterman, and other U.S. shipping companies are subject to collective bargaining agreements for shipboard personnel in which the shipping companies servicing U.S. Gulf and East Coast ports also must make contributions to pension plans for dockside workers.

     We have experienced no strikes or other significant labor problems during the last ten years.

LEGAL PROCEEDINGS

     We have been named as a defendant in numerous lawsuits claiming damages related to occupational diseases, primarily related to asbestos and hearing loss. We believe that most of these claims are without merit, and that insurance and the indemnification of a previous owner of one of our subsidiaries should mitigate our exposure.

     In the normal course of our operations, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damage, personal injuries and other matters. While the outcome of such claims cannot be predicted with certainty, we believe that our insurance coverage and reserves with respect to such claims are adequate and that such claims should not have a material adverse effect on our business or financial condition. For further information, see note H of the notes to our consolidated financial statements included elsewhere in this prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about our executive officers and directors as of September 30, 2004. Our executive officers and directors will hold office until their successors are duly elected and qualified, or until their earlier death or removal or resignation from office. Unless otherwise indicated, each of our directors has been engaged in the principal occupation shown for the past five years.

NAME                                        AGE                      TITLE
----                                        ---                      -----
Erik F. Johnsen...........................  79    Chairman of the Board, Director and Chief
                                                  Executive Officer
Niels M. Johnsen..........................  59    President and Director
Erik L. Johnsen...........................  47    Executive Vice President and Director
Gary L. Ferguson..........................  64    Vice President and Chief Financial Officer
Niels W. Johnsen..........................  82    Director
Harold S. Grehan, Jr......................  76    Director
Raymond V. O'Brien, Jr....................  77    Director
Edwin Lupberger...........................  68    Director
Edward K. Trowbridge......................  75    Director
H. Merritt Lane, III......................  42    Director

     Erik F. Johnsen is our Chairman and Chief Executive Officer. He served as our President, Chief Operating Officer, and a director from the commencement of operations in 1979 until April 2003 when he assumed his current position. Until April 1997, Mr. Johnsen also served as the President and Chief Operating Officer of each of our principal subsidiaries, except Waterman, for which he served as Chairman of the Executive Committee. Along with his brother, Niels W. Johnsen, he was one of the founders of Central Gulf in 1947 and served as its President from 1966 until April 1997.

     Niels M. Johnsen is our President. Mr. Johnsen has served as a director of the company since April 1988. He joined Central Gulf on a full time basis in 1970 and held various positions with the company until April 1997, when he was named Executive Vice President of the company and Chairman and Chief Executive Officer of each of the company's principal subsidiaries, except Waterman, where he served as President. He was named President of the company in April 2003. In 2002, he became a director of Atlantic Mutual Companies. He is the son of Niels
W. Johnsen.

     Erik L. Johnsen is our Executive Vice President. He joined Central Gulf in 1979 and held various positions with the company before being named Executive Vice President in April 1997. He has served as a director of the company since 1994. He has also served as the President of each of our principal subsidiaries, except Waterman, since April 1997, and as Executive Vice President of Waterman since September 1989. He is responsible for all operations of our vessel fleet and leads our Ship Management Group. He is the son of Erik F. Johnsen.

     Gary L. Ferguson is our Vice President and Chief Financial Officer. He joined Central Gulf in 1968 where he held various positions prior to being named Controller in 1977, and Vice President and Chief Financial Officer of the company in 1989.

     Niels W. Johnsen is a director of the company. He served as our Chairman and Chief Executive Officer from its commencement of operations in 1979 until April 2003, and served as Chairman and Chief Executive Officer of each of our principal subsidiaries until April 1997. He previously served as Chairman of Trans Union's ocean shipping group of companies from December 1971 through May 1979. He was one of the founders of Central Gulf in 1947 and held various positions with Central Gulf until Trans Union acquired Central Gulf in 1971. He is also a former director of Reserve Fund, Inc., a money market fund, and a former Trustee of Atlantic Mutual Companies, an insurance company. He is the brother of Erik F. Johnsen.

     Harold S. Grehan, Jr. is a director of the company. He joined Central Gulf in 1958 and became Vice President in 1959, Senior Vice President in 1973 and Executive Vice President and a director in 1979. Mr. Grehan retired from the company at the end of 1997, and has continued to serve as a director of the company since that time.

     Raymond V. O'Brien, Jr. has served as a director of the company since 1979, and in early 2003 was named Chairman of the Compensation Committee of our Board of Directors. He is a former director of Emigrant Savings Bank. He served as Chairman of the Board and Chief Executive Officer of the Emigrant Savings Bank from January 1978 through December 1992.

     Edwin Lupberger has served as a director of the company since April 1988, and in early 2003 was named Chairman of the Audit Committee of our Board of Directors. He is the President of Nesher Investments, LLC. Mr. Lupberger served as the Chairman of the Board and Chief Executive Officer of Entergy Corporation from 1985 to 1998.

     Edward K. Trowbridge has served as a director of the company since April 1994, and in early 2003 was named Chairman of the Nominating and Governance Committee of our Board of Directors. He served as Chairman of the Board and Chief Executive Officer of the Atlantic Mutual Companies from July of 1988 through November 1993.

     H. Merritt Lane, III was appointed as a director of the company by the Board of Directors in March 2004. He has served as President and Chief Executive Officer of Canal Barge Company, Inc. since January 1994 and as director of that company since 1988.

  NYSE DIRECTOR INDEPENDENCE RULES

     In November 2003, the New York Stock Exchange adopted a requirement that a majority of the members of the boards of directors, and all members of the audit, compensation and nominating and corporate governance committees, of companies, like us, with securities listed on the NYSE satisfy certain independence requirements. For the period from effectiveness of the new NYSE rule until November 4, 2004, the rule required that a company apply the independence criteria over a one-year "look-back" period. Using this one-year look-back period, our board of directors determined that our board and board committees satisfied the NYSE independence requirements.

     However, beginning November 4, 2004, the NYSE rules impose a three-year look-back period to determine independence, rather than the one-year look-back that was previously applicable. Using the three-year look-back period, one of our directors, H. Merritt Lane III, as of November 4, 2004, no longer qualified as an "independent" director because he is an executive officer and director of a company with which our company conducted business and to which we made payments in 2001 in excess of the threshold amount stated in the NYSE independence criteria. All of our other independent directors who were independent for purposes of the one-year look-back period continue to be independent under the three-year look-back period.

     We have notified the NYSE of our temporary non-compliance with the requirement that a majority of our directors be independent and that we expect that Mr. Lane will again qualify as independent beginning January 1, 2005. While Mr. Lane continues as a member of our board of directors, he resigned from our compensation, audit and nominating and corporate governance committees effective November 3, 2004. We have discussed this matter with representatives of the NYSE and we expect that our non-compliance will be cured without further action within a period of less than two months. In addition, we filed a Current Report on Form 8-K with the SEC on November 4, 2004 to report our temporary non-compliance.

EXECUTIVE COMPENSATION

     The following table sets forth for the fiscal years ended December 31, 2003, 2002, and 2001, the compensation paid to our Chief Executive Officer and the three other executive officers employed at the end of fiscal year 2003. Additionally, one former executive officer is included who was no longer employed by us at December 31, 2003, but who otherwise would have been included in the table. The five individuals included in the table represent all of our executive officers during 2003.

  SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION
                                                                              ALL OTHER
NAME AND PRINCIPAL POSITION                    YEAR    SALARY       BONUS    COMPENSATION
---------------------------                    ----   --------     -------   ------------
Erik F. Johnsen..............................  2003   330,000          --       17,132(2)
  Chairman of the Board and Chief Executive    2002   330,000          --       17,132(2)
  Officer of the Corporation                   2001   442,500(1)       --       17,132(2)

Niels M. Johnsen.............................  2003   272,950      20,996        1,000(3)
  President of the Corporation                 2002   265,000          --        1,000(3)
                                               2001   265,000          --        1,000(3)

Erik L. Johnsen..............................  2003   221,450      17,350        1,000(3)
  Executive Vice President of the Corporation  2002   215,000          --        1,000(3)
                                               2001   215,000          --        1,000(3)

Gary L. Ferguson.............................  2003   164,800      12,677        1,000(3)
  Vice President and Chief Financial Officer   2002   160,000          --        1,000(3)
  of the Corporation                           2001   160,000          --        1,000(3)

Niels W. Johnsen.............................  2003   165,000          --       50,000(5)
  Formerly Chairman of the Board and Chief     2002   330,000          --           --
  Executive Officer of the Corporation(4)      2001   442,500(1)       --           --

---------------

(1) The annual salary was $330,000; however, a one-time payment made pursuant to a commitment entered into in prior years applicable to year 2000 in the amount of $112,500 was made in January 2001.

(2) We have an agreement with Erik F. Johnsen whereby his estate will be paid approximately $626,000 upon his death. To fund this death benefit, we maintain a life insurance policy at an annual cost of $17,132.

(3) Consists of our contributions to our 401(k) plan on behalf of the employee.

(4) We have an agreement with Niels W. Johnsen whereby his estate will be paid approximately $822,000 upon his death. We have reserved amounts sufficient to fund this death benefit.

(5) Niels W. Johnsen has served as a consultant for our company since his retirement on June 30, 2003, for an annual fee of $100,000. He earned consulting fees of $50,000 for the period from July 1, 2003 through December 31, 2003.

  STOCK INCENTIVE PLAN

     The following table presents information with respect to stock option exercises and values under our Stock Incentive Plan. No stock option grants occurred in 2003. The two individuals named in the Summary Compensation Table that are not listed below, Niels W. Johnsen and Erik F. Johnsen, have never been granted options under the Stock Incentive Plan.

  AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2003 AND FISCAL YEAR END OPTION VALUES

                                                         NUMBER OF SECURITIES          VALUE OF
                              NUMBER OF                 UNDERLYING UNEXERCISED        UNEXERCISED
                               SHARES                         OPTIONS AT             IN-THE-MONEY
                             ACQUIRED ON    VALUE         DECEMBER 31, 2003           OPTIONS AT
NAME                          EXERCISE     REALIZED   EXERCISABLE/ UNEXERCISABLE   DECEMBER 31, 2003
----                         -----------   --------   --------------------------   -----------------
Niels M. Johnsen...........       0           0               200,000/0                $125,000
Erik L. Johnsen............       0           0               200,000/0                $125,000
Gary L. Ferguson...........       0           0                75,000/0                $ 46,875

  PENSION PLAN

     We have in effect a defined benefit pension plan, in which all of our employees and employees of our domestic subsidiaries who are not covered by union sponsored plans may participate after one year of service. Computation of benefits payable under the plan is based on years of service, up to thirty years, and the employee's highest sixty consecutive months of compensation, which is defined as a participant's base salary plus overtime, excluding incentive pay, bonuses or other extra compensation, in whatever form. The following table reflects the estimated annual retirement benefits (assuming payment in the form of a straight life annuity) an executive officer can expect to receive upon retirement at age 65 under the plan, assuming the years of service and compensation levels indicated below:

                                                          YEARS OF SERVICE
                                             ------------------------------------------
EARNINGS                                       15         20         25      30 OR MORE
--------                                     -------   --------   --------   ----------
$100,000...................................  $20,237   $ 26,983   $ 33,729    $ 40,475
 150,000...................................   32,612     43,483     54,354      65,225
 200,000...................................   44,987     59,983     74,979      89,975
 250,000...................................   57,362     76,483     95,604     114,725
 300,000...................................   69,737     92,983    116,229     139,475
 350,000...................................   82,112    109,483    136,854     164,225

     This table does not reflect the fact that the benefit provided by our retirement plan's formula is subject to certain constraints under the Internal Revenue Code. For 2004, the maximum annual benefit generally is $165,000 under Code Section 415. Furthermore, under Code Section 401(a)(17), the maximum annual compensation that may be used to calculate benefits in 2004 is $205,000. These dollar limits are subject to cost of living increases in future years. Each of the individuals named in the Summary Compensation Table set forth above is a participant in the plan and, for purposes of the plan, was credited during 2003 with a salary of $200,000, except that Mr. Ferguson and Mr. Niels W. Johnsen were credited with their actual salaries. At December 31, 2003, such individuals had 51, 33, 24, 35, and 56 credited years of service, respectively, under the plan. The plan benefits shown in the above table are not subject to deduction or offset by Social Security benefits.

  COMPENSATION OF DIRECTORS

     Each non-officer director receives fees of $16,000 per year plus $1,000 for each meeting of our board of directors or a committee thereof attended.

     Upon his retirement as Chairman of the Board and Chief Executive Officer, Niels W. Johnsen entered into a consulting arrangement with our company for a term of one year to be automatically extended on a month-by-month basis thereafter for which he will be paid an annual fee of $100,000 for providing services in the areas of vessel chartering and finance.

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our board of directors has delegated the power to set the salaries of the executive officers, other than himself, to Erik F. Johnsen. The members of our compensation committee, meeting in executive session, participate in discussions concerning the compensation of Erik F. Johnsen. The members of our compensation committee for fiscal year 2003 were Raymond V. O'Brien, Jr. (Chair), Edwin Lupberger and Edward K. Trowbridge.

     None of our executive officers served during the last fiscal year as a director, or member of the compensation committee of another entity, one of whose executive officers served as a director of our company.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     This table shows the shares of our common stock beneficially owned as of September 30, 2004 by our directors and named executive officers (as defined in the Exchange Act) as well as the owners of more than 5 percent of our outstanding common stock based on filings with the SEC and information available to us. Unless otherwise indicated, all shares shown below are held with sole voting and investment power.

                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY     PERCENT OF
NAME AND ADDRESS OF PERSON                                       OWNED          CLASS(1)
--------------------------                                    ------------     ----------
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Niels W. Johnsen............................................     920,107(2)      15.13%
  One Whitehall Street
  New York, New York 10004
Erik F. Johnsen.............................................     644,753(3)      10.60%
  650 Poydras Street
  New Orleans, Louisiana 70130
Niels M. Johnsen............................................     561,353(4)       8.93%
  One Whitehall Street
  New York, New York 10004
Erik L. Johnsen.............................................     311,540(5)       4.96%
Harold S. Grehan, Jr........................................      95,518          1.57%
Gary L. Ferguson............................................      75,012(6)       1.22%
Edwin Lupberger.............................................       1,728             *
Raymond V. O'Brien, Jr......................................       1,000             *
Edward K. Trowbridge........................................         625(7)          *
H. Merritt Lane III.........................................           0             *
Directors and Named Executive Officers as a Group (10
  persons)..................................................   2,386,974         36.40%
OTHER BENEFICIAL OWNERS
T. Rowe Price Associates, Inc...............................     887,062(8)      14.58%
  100 E. Pratt Street
  Baltimore, Maryland 21202
Franklin Resources, Inc.....................................     480,000(9)       7.89%
  One Franklin Parkway
  San Mateo, California 94403
Dimensional Fund Advisors Inc...............................     315,524(10)      5.19%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------

  *  Ownership is less than 1%.

 (1) Based on 6,082,887 shares of our common stock outstanding as of September 30, 2004. Shares subject to currently exercisable options are deemed to be outstanding for purposes of computing the percentage of outstanding common stock owned by the person holding such options and by all directors and executive officers as a group but are not deemed to be outstanding for the purpose of computing the individual ownership percentage of any other person.

 (2) Includes 224,622 shares owned by a corporation of which Niels W. Johnsen is the controlling shareholder, President, and a director.

 (3) Includes 133,908 shares held by the Erik F. Johnsen Family Limited Partnership of which Mr. Johnsen is General Partner and 8,875 shares owned by the estate of Erik F. Johnsen's deceased wife. Also includes 43,812 shares owned by the Erik F. Johnsen Family Foundation of which he claims no beneficial ownership, but maintains voting and disposition rights.

 (4) Includes 2,968 shares held in trust for Niels M. Johnsen's child of which he is a trustee, 224,622 shares owned by a corporation of which Mr. Johnsen is a Vice President and director, and 200,000 shares that Mr. Johnsen has the right to acquire pursuant to currently exercisable stock options.

 (5) Includes 11,500 shares held in trust for Mr. Johnsen's children of which he is a trustee, and 200,000 shares that Mr. Johnsen has the right to acquire pursuant to currently exercisable stock options.

 (6) Includes 75,000 shares Mr. Ferguson has the right to acquire upon the exercise of currently exercisable stock options.

 (7) Mr. Trowbridge's shares are owned jointly with his spouse.

 (8) Based on information contained in a Schedule 13G/A filed with the SEC on February 5, 2004, filed jointly with T. Rowe Price Small-Cap Value Fund, Inc. (which holds sole voting power with respect to 695,000 shares, representing 11.43% of the shares outstanding). T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments with respect to all reported shares and also holds sole voting power with respect to 40,100 shares. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

 (9) Based on information contained in a joint Schedule 13G/A filed with the SEC on February 9, 2004, by Franklin Resources, Inc. ("FRI"), Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisory Services, LLC. Franklin Advisory Services, LLC, has sole voting and dispositive power with respect to all 480,000 shares. FRI is the parent holding company of Franklin Advisory Services, LLC, an investment advisor. Charles B. Johnson and Rupert H. Johnson, Jr., are principal shareholders of FRI. FRI, Charles
     B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, LLC disclaim any economic interest or beneficial ownership in any of the shares.

(10) Based on information contained in a Schedule 13G/A filed with the SEC on February 6, 2004. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, furnishes investment advice to four registered investment companies, and serves as investment manager to certain other investment vehicles, including commingled group trusts and separate accounts. Dimensional disclaims beneficial ownership of the securities.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     R. Christian Johnsen, a son of Erik F. Johnsen, our Chairman of the Board, serves as our Secretary and is a partner in the law firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre, which has represented the company since its inception. H. Hughes Grehan, a son of Harold S. Grehan, Jr., a director of the company, serves as an Assistant Secretary of the company and is a partner in the same law firm. Fees paid to the firm for legal services rendered to the company during 2003 were $1,030,000. We believe that these services are provided on terms at least as favorable to the company as could be obtained from unaffiliated third parties.

     James M. Baldwin, a son-in-law of Erik F. Johnsen, our Chairman of the Board, and brother-in-law of Erik L. Johnsen, our Executive Vice President, is employed by the company in a non-executive officer position and received compensation for the year ended December 31, 2003, of $138,700. Brooke Y. Grehan, a son of Harold S. Grehan, Jr., a director of the company, is also employed by the company in a non-executive officer position and received compensation for the year ended December 31, 2003, of $85,400. Compensation includes annual salaries and bonuses earned during 2003.

                       DESCRIPTION OF THE PREFERRED STOCK


     The following description is a summary of the material terms of the preferred stock. It does not purport to be complete. The complete terms of the preferred stock will be set forth in the certificate of designations to be filed
with the Secretary of State of the State of Delaware on or about          ,
2004, a form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read the certificate of designations because it, and not this description, defines your rights as a holder of shares of the preferred stock. As used in this description, the words "we," "us," "our," "the company" or "ISH" do not include any current or future subsidiary of ISH.


GENERAL


     Our board of directors has the authority, without stockholder approval, to issue up to 1,000,000 shares of preferred stock, $1.00 par value per share, in one or more series and to determine the rights, privileges and limitations of the preferred stock. At our next annual meeting of stockholders, we intend to request stockholder approval of an amendment to our restated certificate of incorporation to authorize additional shares of preferred stock. The rights, preferences, powers and limitations of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters.



     Pursuant to its authority, our board of directors has designated the 800,000 shares that we are offering for sale pursuant to this prospectus, plus an additional 80,000 shares of the preferred stock which the underwriter may purchase, in full or in part, pursuant to its over-allotment option, as the
     % convertible exchangeable preferred stock (the "preferred stock"). The shares of the preferred stock, when issued and sold in the manner contemplated by this prospectus, will be duly authorized, validly issued, fully paid and nonassessable. As a holder of the preferred stock, you will not have any preemptive rights if we issue other series of preferred stock or other capital stock. The preferred stock has a perpetual maturity and may remain outstanding indefinitely, subject to your right to convert the preferred stock or require our redemption of the preferred stock and our right to exchange or redeem the preferred stock, as discussed in further detail below. Any of the preferred stock converted, exchanged, redeemed, purchased or acquired by us will, upon cancellation, have the status of authorized but unissued shares of preferred stock. We will be able to reissue these cancelled shares of preferred stock. Immediately prior to this offering, no shares of the preferred stock were outstanding.


     No "sinking fund" will be provided for the preferred stock, which means that we will not be required to set aside funds for the redemption or retirement of the preferred stock, nor will we be required to redeem or retire the preferred stock periodically.

RANKING

     The preferred stock, with respect to dividend rights and rights upon our liquidation, winding up and dissolution, ranks:

     - junior to all of our existing and future debt obligations;

     - junior to our "senior stock," which is each class or series of our capital stock other than:

      - our common stock,

      - any other class or series of our capital stock, the terms of which provide that such class or series will rank junior to the preferred stock, and

      - any other class or series of our capital stock, the terms of which provide that such class or series will rank on a parity with the preferred stock;

     - on a parity with our "parity stock," which is any class or series of our capital stock, the terms of which provide that such class or series will rank on a parity with the preferred stock;

     - senior to our "junior stock," which is our common stock and each class or series of our capital stock, the terms of which provide that such class or series will rank junior to the preferred stock; and

     - effectively junior to all of our subsidiaries' existing and future liabilities and capital stock, if any, held by others.


     The terms "senior stock," "parity stock" and "junior stock," include, respectively, warrants, rights, calls, options and other securities exercisable or exchangeable for, or convertible into, that type of stock. We have no senior stock or parity stock outstanding.


DIVIDENDS


     When, as and if declared by our board of directors out of legally available funds, you will be entitled to receive cash dividends at an annual rate of
     % of the $50 liquidation preference of the preferred stock. Dividends will
be payable quarterly on           ,           ,           and           ,
beginning           , 2005. If any dividends are not declared, they will accrue and be paid at such later date, if any, as determined by our board of directors. Dividends on the preferred stock will be cumulative from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of issuance. Dividends will be payable to holders of record as they
appear on our stock books at the close of business on           ,           ,
          and           of each year or on a record date that may be fixed by
our board of directors and that will be not more than 60 days nor less than 10 days preceding the payment date. Dividends payable on the preferred stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of the preferred stock will be payable in cash. Accrued and unpaid dividends will not bear interest.



     If we do not pay or set aside cumulative dividends in full on the preferred stock and any other of our capital stock ranking equally as to dividends or liquidation rights, all dividends declared upon shares of the preferred stock and any such other capital stock will be declared on a pro rata basis until all accrued dividends are paid in full. For these purposes, "pro rata" means that the ratio of the amount of dividends declared per share on the preferred stock to the amount of dividends declared per share on any such other capital stock ranking equally as to dividends or liquidation rights shall equal the ratio of the amount of accrued and unpaid dividends per share of the preferred stock to the amount of accrued and unpaid dividends per share of such other capital stock. We will not be able to pay or set aside dividends on, or redeem, purchase or otherwise acquire, any of our capital stock ranking equally as to dividends or liquidation rights to the preferred stock unless we have paid or set aside for payment full cumulative dividends, if any, accrued and unpaid on all outstanding shares of the preferred stock.



     Prior to December 31, 2007, we may not:



     - declare, pay or set aside for payment dividends or other distributions on our common stock or any other of our capital stock ranking junior to the preferred stock as to dividends (excluding dividends or distributions of shares, options, warrants or rights to purchase our common stock or other capital stock ranking junior to the preferred stock as to dividends) or liquidation rights; or



     - redeem, purchase or otherwise acquire any of our common stock or other capital stock ranking junior to the preferred stock as to dividends or liquidation rights, except in limited circumstances.



     On and after December 31, 2007, we may declare, pay or set aside for payment dividends or other distributions on our common stock or any of our other capital stock ranking junior to the preferred stock as to dividends or liquidation rights and redeem, purchase or otherwise acquire any of our common stock or other capital stock ranking junior to the preferred stock as to dividends or liquidation rights so long as we have paid, or set aside for payment, full cumulative dividends, if any, accrued and unpaid on the preferred stock and any other of our capital stock ranking equally as to dividends or liquidation rights.

     Under Delaware law, we may only make dividends or distributions to our stockholders from:


     - our surplus; or

     - the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared under certain circumstances.

     Our ability to pay dividends and make other distributions will depend upon our financial results, liquidity and financial condition. As a holder of the preferred stock, you will not be entitled to participate in any dividends or other distributions that may be paid on any other class of our capital stock, including our common stock.

CONVERSION

  CONVERSION RIGHTS


     Unless earlier redeemed by us, you may convert your shares of the preferred stock (or a portion thereof) at any time into a number of shares of our common stock determined by dividing the $50 liquidation preference by the initial
conversion price of $     , subject to adjustment as described below. This
initial conversion price represents an initial conversion rate of approximately shares of our common stock for each share of preferred stock. We will not make any adjustment to the conversion price for accrued and unpaid dividends upon conversion, and we will not issue fractional shares of our common stock upon conversion. Instead, we will pay cash for each fractional share based upon the closing price of our common stock on the last trading day prior to the conversion date.



     If we call the preferred stock for redemption as described below under the captions "-- Optional Redemption" and "-- Optional Redemption on Change in Control," or you accept a change in control offer as described below under the caption "-- Required Redemption on Change in Control," your right to convert the preferred stock will expire at the close of business on the business day immediately preceding the date fixed for redemption, unless we fail to pay the redemption price together with accrued and unpaid dividends to (but not including) the redemption date, in which case you will be permitted to convert the preferred stock until we pay the redemption price and accrued and unpaid dividends to (but not including) the redemption date.


     In order to convert your shares of the preferred stock, you must either:

     - deliver your preferred stock certificate to the transfer agent along with a duly signed and completed notice of conversion; or


     - if the preferred stock is held in global form, comply with the procedures established by The Depository Trust Company ("DTC") for conversion, which you may obtain from your broker or another DTC participant.



     The conversion date will be the date you deliver your preferred stock certificate and the duly signed and completed notice of conversion to the transfer agent or, if your shares of the preferred stock are held in global form, the date your shares are surrendered for conversion in accordance with the procedures established by DTC. You will not be required to pay any U.S. federal, state or local issuance taxes, or duties or costs incurred by us, in connection with the conversion of the preferred stock or the issuance of the common stock issuable upon conversion. You will, however, be required to pay any tax or other governmental charge payable as a result of the common stock issuable upon conversion being issued other than in your name, and we will not issue the common stock unless all such taxes and charges, if any, have been paid by the holder of the converted preferred stock.


     If you convert your shares of the preferred stock after a dividend record date and prior to the next dividend payment date, you will receive the dividend payable on your shares of the preferred stock on the next dividend payment date notwithstanding the conversion. However, if you convert your shares of the preferred stock after a dividend record date and prior to the next dividend payment date, you will have to pay us, upon conversion of your shares of the preferred stock, an amount equal to the dividend to be paid on such dividend payment date unless the preferred stock has been called for redemption, as described below under the captions "-- Optional Redemption" and "-- Optional Redemption on Change in Control," or you have accepted a change in control offer as described below under the caption "-- Required Redemption on Change in Control."

     We will at all times reserve and keep available, free from preemptive rights, out of our authorized but unissued shares or treasury shares, for issuance upon the conversion of shares of the preferred stock, a number of shares of our authorized but unissued common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of the preferred stock.

     Before the delivery of any securities that we will be obligated to deliver upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All of our common stock delivered upon conversion of the preferred stock will upon delivery be duly authorized, validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

  CONVERSION PRICE ADJUSTMENT

     The conversion price of $     will be adjusted if:


          (1) we pay a dividend in shares of our common stock or make a distribution of shares of our common stock to all holders of our common stock;



          (2) we subdivide our common stock into a greater number of shares of common stock or combine our common stock into a smaller number of shares of common stock;



          (3) we issue to all holders of our common stock certain rights or warrants to purchase our common stock at less than the then-current market price of our common stock;



          (4) we dividend or distribute to all holders of our common stock shares of our capital stock or evidences of indebtedness, cash or other assets, excluding:



        - those rights, warrants, dividends and distributions referred to in (1) and (3) above, or


        - dividends and distributions paid exclusively in cash;


          (5) we pay a dividend or make a distribution consisting exclusively of cash to all holders of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or a dividend or distribution referred to in clause (4) above) that, when combined with all such other cash dividends paid and cash distributions made during such calendar year, exceeds on a per-share basis the greater of $0.50 or three percent (3%) of the closing price of our common stock on the last trading day prior to the declaration date of such dividend or distribution;



          (6) we, or one of our subsidiaries, purchase our common stock pursuant to a tender offer, except to the extent that the purchase price per share is equal to or less than the then-current market price per share of our common stock; or



          (7) a person other than us or any of our subsidiaries makes a tender offer or exchange offer and, as of the closing of the offer, our board of directors is not recommending rejection of the offer. We will only make this adjustment if the tender or exchange offer increases a person's ownership to more than 25% of our outstanding common stock and only if the purchase price per share exceeds the then-current market price of our common stock. We will not make this adjustment if the offering documents disclose our plan to engage in any consolidation, merger, or transfer of all or substantially all of our properties and if certain conditions are met.



     We do not currently have a stockholder rights plan. If we implement a stockholder rights plan, this new rights plan must provide that, upon conversion of the preferred stock, unless prior to conversion the rights have expired, terminated or been redeemed, the holders will receive, in addition to the common stock issuable upon such conversion, the rights under such rights plan regardless of whether the rights have separated from the common stock on or before the time of conversion. The distribution of rights or warrants pursuant to a stockholder rights plan will not result in an adjustment to the conversion price of the preferred stock until a specified triggering event under such plan occurs.



     The occurrence and magnitude of certain of the adjustments described above is dependent upon the then-current market price of our common stock. For these purposes, "current market price" generally means the lesser of:



     - the closing sale price of our common stock on the date in question; and



     - the average of the closing sale prices of our common stock for the ten trading day period immediately prior to the date in question.


     In the event of:


     - any reclassification or change of our common stock;



     - a consolidation, merger or combination involving us as a result of which holders of our common stock will be entitled to receive stock, other securities, other property, assets or cash for their common stock; or



     - a sale or conveyance to another person or entity of all or substantially all of our assets as a result of which holders of our common stock will be entitled to receive stock, other securities, other property, assets or cash for their common stock;



you will be entitled to receive, upon conversion of the preferred stock, the same type of consideration that you would have been entitled to receive if you had converted the preferred stock into our common stock immediately prior to any of these events. We may not become a party to any such transaction unless its terms are consistent with the foregoing.



     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of our common stock or in certain other situations requiring a conversion rate adjustment. See "Material U.S. Federal Income Tax Considerations."


     We may, from time to time, increase the conversion rate (i.e., decrease the conversion price) if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate (i.e., decrease the conversion price) if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution. See "Material U.S. Federal Income Tax Considerations."

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or any securities or any rights convertible, exchangeable or exercisable for shares of our common stock. We will also not adjust the conversion rate for any repurchases of our common stock not expressly described above, such as open market stock repurchases or repurchases of our common stock or repurchases of options to purchase our common stock granted to our employees.

LIQUIDATION RIGHTS


     In the event of our voluntary or involuntary dissolution, liquidation, or winding up, you shall receive a liquidation preference of $50 per share plus all accrued and unpaid dividends with respect to your shares through the distribution date. Holders of any class or series of our capital stock ranking equally to the preferred stock as to liquidation rights or dividends shall also be entitled to receive the full respective liquidation preferences and any accrued and unpaid dividends through the distribution date. Only after the preferred stock holders and the holders of any other class or series of our capital stock ranking equally as to liquidation rights or dividends have received their liquidation preference and any accrued and unpaid dividends will we distribute assets to our common stock holders and the holders of any of our other capital stock ranking junior to the preferred stock as to liquidation rights or dividends. If upon such dissolution, liquidation or winding up, we do not have enough assets to pay in full the amounts due on the preferred stock and any other capital stock ranking equally as to liquidation rights or dividends, you and the holders of such other capital stock will share ratably in any such distributions of our assets:


     - first in proportion to your respective liquidation preferences until the preferences are paid in full; and

     - then in proportion to your respective amounts of accrued and unpaid dividends.

     After we pay the liquidation preference of your shares of the preferred stock and any accrued and unpaid dividends, you will not be entitled to participate as a holder of the preferred stock any further in the distribution of our assets. The following events will not be deemed to be a dissolution, liquidation or winding up of ISH:


     - the sale of all or substantially all of our assets;


     - our merger or consolidation into or with any other corporation; or

     - our liquidation, dissolution, winding up or reorganization immediately followed by a reincorporation or reorganization as another corporation or other entity.

     We are not required to set aside any funds to protect the liquidation preference of the shares of the preferred stock.

OPTIONAL REDEMPTION

     The preferred stock is not redeemable at our option prior to           ,
2006 except in the event of a change in control as described under "-- Optional Redemption on Change in Control." On or after that date, we may redeem the preferred stock out of legally available funds, at our option, in whole or in part from time to time, for cash at the redemption prices listed below together with accrued and unpaid dividends to, but not including, the date of redemption,
provided that prior to           , 2007, we may redeem the preferred stock only
if the closing price of our common stock has exceeded 150% of the conversion price of the preferred stock for at least 20 trading days during any 30-day trading period ending within five trading days prior to notice of redemption.

                                                               REDEMPTION
YEAR                                                             PRICE
----                                                           ----------
Beginning on         , 2006 and ending on         , 2007....    $
Beginning on         , 2007 and ending on         , 2008....
Beginning on         , 2008 and thereafter..................

     In the case of any partial redemption, we will select the shares to be redeemed by lot, on a pro rata basis or by another method we deem fair and appropriate in our sole discretion. If a portion of a holder's shares of the preferred stock is selected for partial redemption and such holder converts a portion of its shares prior to the redemption date, such converted portion shall be deemed to be taken from the portion selected for redemption.

OPTIONAL REDEMPTION ON CHANGE IN CONTROL

     A "change in control" shall be deemed to have occurred at the time, after the original issuance of the preferred stock:


     - that any person or group of persons (within the meaning of Sections 13(d) or 14(a) of the Exchange Act) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) of 50% or more of the voting capital stock of ISH; or



     - within a period of twelve (12) consecutive calendar months, that individuals who were directors of ISH on the first day of such period (together with any new directors whose election to our board of directors or whose nomination for election, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) shall cease to constitute a majority of our board of directors.



     Holders of the preferred stock will not be entitled to have the preferred stock redeemed at a premium price in the event of a change in control of our company. Rather, upon the occurrence of a change in control, we will have the right, by way of notice to the holders of the preferred stock mailed at least 30 days and not more than 60 days prior to the date fixed for redemption (which redemption date shall not be later than 60 days following the effective date of the event or circumstance resulting in the change in control) and in preference to the repurchase rights of the holders of the preferred stock as described below under the caption "-- Required Redemption on Change in Control," to redeem the preferred stock, in whole but not in part, for cash at the redemption prices set forth below, together with accrued and unpaid dividends, if any, to, but excluding, the redemption date.


IF THE CHANGE IN CONTROL OCCURS WITHIN THE
TWELVE MONTHS PRECEDING ,                              REDEMPTION PRICE
------------------------------------------             ----------------
2005................................................
2006................................................
2007................................................
2008................................................
2009................................................

MECHANICS OF OPTIONAL REDEMPTION

     In the event of an optional redemption, we will:

     - send a written notice of such redemption by first class mail to each holder of record of the preferred stock at such holder's registered address, not fewer than 30 nor more than 60 days prior to the redemption date, stating, among other things:


      - in the case of an optional redemption on change in control, that a change in control has occurred and describing the event or circumstance that has or may result in a change in control and, in any case, that we have exercised our right to redeem the outstanding shares of preferred stock;



      - the number of shares to be redeemed;


      - the redemption date;

      - the redemption price;

      - that on the redemption date, the redemption price and accrued and unpaid dividends (if any) will become due and payable and that dividends shall cease to accrue with respect to shares of the preferred stock that are redeemed;


      - the conversion price then in effect and the date on which the right to convert the preferred stock into our common stock will expire; and



      - certain other information and the procedures that a holder of the preferred stock must follow to accept a change in control offer or to withdraw such acceptance;



     - issue a press release announcing the redemption;

     - publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, New York; and



     - publish such information on our website on the World Wide Web.


     If we give notice of redemption, then we shall, on the redemption date, before 12:00 p.m., New York City time, to the extent funds are legally available, with respect to:


     - shares of the preferred stock to be redeemed held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC, cash sufficient to pay the redemption price and accrued and unpaid dividends to (but not including) the redemption date, and give DTC irrevocable instructions and authority to pay such amounts to holders of such shares of the preferred stock upon book-entry delivery of such shares; and



     - shares of the preferred stock to be redeemed held in certificated form, deposit or cause to be deposited, irrevocably with the transfer agent, cash sufficient to pay the redemption price and accrued and unpaid dividends to (but not including) the redemption date, and give the transfer agent irrevocable instructions and authority to pay such amounts to holders of such shares of the preferred stock upon surrender of their certificates evidencing their shares of the preferred stock.



     If on the redemption date, DTC and the transfer agent hold cash sufficient to pay the redemption price for the shares of the preferred stock delivered for redemption, together with accrued and unpaid dividends to (but not including) the redemption date, in accordance with the terms of the certificate of designations, dividends will cease to accrue on those shares of the preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price and accrued and unpaid dividends to (but not including) the redemption date without interest thereon.



     Payment of the redemption price for the shares of the preferred stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the preferred stock, together with any necessary endorsements, to the transfer agent, or to the transfer agent's account at DTC, at any time after delivery of the redemption notice. Payment of the redemption price for the preferred stock will be made:


     - if book-entry transfer of or physical delivery of the preferred stock has been made by or on the redemption date, on the redemption date; or

     - if book-entry transfer of or physical delivery of the preferred stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the preferred stock.


     If the redemption date falls after a dividend record date and on or before the related dividend payment date, holders of the shares of preferred stock to be redeemed at the close of business on that dividend record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. The redemption price payable on such redemption date will not include any amount in respect of dividends declared and payable on such dividend payment date.


REQUIRED REDEMPTION ON CHANGE IN CONTROL


     To the extent we do not elect to redeem all of the outstanding shares of the preferred stock upon a change in control as described above under the caption "-- Optional Redemption on Change in Control" and to the extent we have funds legally available therefor, as a holder of the preferred stock, you will have the right, subject to the certificate of designations, to require us to redeem your shares of the preferred stock, in whole or in part, at a redemption price in cash equal to 100% of the liquidation price thereof, together with accrued and unpaid dividends to, but not including, the date fixed for redemption, pursuant to an offer (a "change in control offer") made in accordance with the procedures described below and the other provisions in the certificate of designations.



     If the change in control redemption date falls after a dividend record date and on or before the related dividend payment date, holders of shares of the preferred stock to be redeemed at the close of business on that dividend record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. The redemption price payable on such redemption date will not include any amount in respect of dividends declared and payable on such dividend payment date.


     Within 30 days following the effective date of the event or circumstance resulting in a change in control, we shall send to each holder of the preferred stock, by first-class mail, postage prepaid, at such holder's address appearing in the records of ISH, a notice stating, among other things:

     - that a change in control has occurred and that, as a result, the holders of shares of the preferred stock have certain redemption rights;

     - the redemption date, which shall be 45 days from the date such notice is mailed (or if such day is not a business day then the next succeeding business day);

     - the date by which the redemption right must be exercised;

     - the redemption price;


     - that on the redemption date, if the redemption right is timely exercised, the redemption price and accrued and unpaid dividends (if any) to (but not including) the redemption date will become due and payable and that dividends shall cease to accrue with respect to shares of the preferred stock that are redeemed;



     - the conversion price then in effect and that shares of the preferred stock for which written notice requesting redemption has been received may be converted into common stock only to the extent that such notice has been withdrawn; and



     - certain other information and the procedures that a holder of the preferred stock must follow to accept a change in control offer or to withdraw such acceptance.



     In addition, we will:



     - issue a press release announcing the change in control;



     - publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, New York; and



     - publish such information on our website on the World Wide Web.



     We shall, before 12:00 p.m., New York City time on the change in control redemption date, to the extent funds are legally available, with respect to:



     - shares of the preferred stock to be redeemed held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC, cash sufficient to pay the redemption price and accrued and unpaid dividends to (but not including) the change in control redemption date, and give DTC irrevocable instructions and authority to pay such amounts to holders of such shares of the preferred stock upon book-entry delivery of such shares; and



     - shares of the preferred stock to be redeemed held in certificated form, deposit or cause to be deposited, irrevocably with the transfer agent, cash sufficient to pay the redemption price and accrued and unpaid dividends to (but not including) the change in control redemption date, and give the transfer agent irrevocable instructions and authority to pay such amounts to holders of such shares of the preferred stock upon surrender of their certificates evidencing their shares of the preferred stock.



     To exercise your right to require us to redeem your shares of the preferred stock, you must deliver a written notice to the transfer agent prior to the close of business on the business day immediately before the redemption date. The notice must state:


     - if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

     - the number of preferred shares to be redeemed; and
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


     - that we are to redeem such preferred stock pursuant to the applicable provisions of the certificate of designations.


     You may withdraw any change in control redemption notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the change in control redemption date. The notice of withdrawal must state:

     - the number of the withdrawn shares of the preferred stock;

     - if certificated shares of the preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

     - the number, if any, of shares of the preferred stock that remain subject to your change in control redemption notice.


     A holder must either effect book-entry transfer or deliver certificates representing the preferred stock to be redeemed, together with any necessary endorsements, to the transfer agent after delivery of the change in control redemption notice to receive payment of the change in control redemption price and accrued and unpaid dividends to (but not including) the change in control redemption date. You will receive payment in cash on the later of the change in control redemption date or the time of book-entry transfer or physical delivery of the preferred stock.



     If on the change in control redemption date DTC and the transfer agent hold cash sufficient to pay the change in control redemption price of the preferred stock to be redeemed, together with accrued and unpaid dividends to (but not including) the change in control redemption date, in accordance with the terms of the certificate of designations, dividends will cease to accrue on those shares of the preferred stock to be redeemed and all rights of holders of such shares will terminate except for the right to receive the redemption price and accrued and unpaid dividends to (but not including) the change in control redemption date without interest thereon.



     We will comply, to the extent applicable, with the requirements of Rule 13e-4 and Rule 14e-1 promulgated under the Exchange Act and other securities laws or regulations in connection with the redemption of the preferred stock as described above.


     The change in control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of our incumbent management. See "Risk Factors." The change in control redemption provisions, however, are not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of ISH by means of a merger, tender offer, solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Our indebtedness imposes limitations on our ability to enter into certain transactions which may constitute a change in control. Moreover, the exercise by the holders of the preferred stock of their right to require us to redeem their shares of the preferred stock could cause a default under such indebtedness, even if the change in control itself does not, due to the financial effect of such redemption on us.


     In addition, our ability to pay cash to redeem the preferred stock upon a change in control may be limited by our then-existing financial resources, the amount of funds we have legally available for redemptions, the terms of our debt agreements and, since we are a holding company, our ability to obtain funds through dividends from our subsidiaries. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the redemption of the preferred stock under certain circumstances, or expressly prohibit our redemption of the preferred stock upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited by our debt agreements from redeeming shares of the preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance such debt. If we do not obtain such consent, we would not be permitted to redeem the preferred stock.


     We will not be required to redeem shares of the preferred stock upon the occurrence of a change in control if:

     - a third party agrees to purchase the shares of the preferred stock upon the occurrence of a change in control in the manner, at the times and otherwise in compliance with the requirements set forth in the certificate of designations applicable to a redemption of shares of the preferred stock upon the occurrence of a change in control; and

     - the third party purchases the shares of the preferred stock on such basis.


     If we have insufficient funds to redeem all of the shares of the preferred stock tendered to us, we will select the shares to be redeemed from those tendered for redemption by lot, on a pro rata basis or by another method we deem fair and appropriate in our sole discretion. There can be no assurance that sufficient funds will be available when necessary to make any required redemption. See "Risk Factors."


     Notwithstanding the occurrence of a change in control, we will not be required to redeem shares of the preferred stock pursuant to a change in control offer in the event we have exercised our right to redeem all of the shares of the preferred stock pursuant to our optional redemption rights as described above under the captions "-- Optional Redemption" and "-- Optional Redemption on Change in Control."

EXCHANGE



     We may exchange the preferred stock in whole, but not in part, for the
notes on any dividend payment date, beginning on           , 2005 and prior to
            , 2014, at the rate of $50 principal amount of the notes for each outstanding share of the preferred stock. We refer to the date fixed for exchange of the preferred stock for notes as the "exchange date." On the exchange date, your rights as a stockholder of ISH will cease. Your shares of the preferred stock will no longer be outstanding, and will only represent the right to receive the notes and any accrued and unpaid dividends to, but not including, the exchange date, without interest. We may not exercise our option to exchange the preferred stock for the notes if:


     - full cumulative dividends on the preferred stock to the exchange date have not been paid or set aside for payment;



     - an event of default under the indenture would occur on exchange, or has occurred and is continuing; and



     - the notes shall not be listed or approved for listing upon issuance on the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, the American Stock Exchange or another similar national securities exchange or securities trading market.



     We will need to give you notice that we are exercising our exchange right before we can determine whether the conditions to exercise set forth above are satisfied. Accordingly, if any of the conditions to exercise are not satisfied as of the exchange date, we will be prohibited from making the exchange and will not consummate the exchange. In such case, we will issue a press release announcing that such conditions have not been satisfied and that the exchange will not be consummated, and will publish such information on our website on the World Wide Web. Thereafter, we again will have the right to exercise the exchange right in accordance with the certificate of designations.


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

     If we exercise our exchange right, we will provide notice to the trustee, the transfer agent and each holder of record of the preferred stock not less than 30 nor more than 60 days preceding the exchange date providing:

     - our election to exercise the exchange right;


     - a description of the notes and the amount thereof to be delivered in respect of the preferred stock, the place or places where certificates for shares of preferred stock are to be surrendered for exchange, including any procedures applicable to exchanges to be accomplished through book-entry transfers;



     - the exchange date; and



     - that dividends on the preferred stock will cease to accrue on the exchange date whether or not shares of the preferred stock are surrendered for exchange on the exchange date.



     In addition, we will:



     - issue a press release announcing the exchange;



     - publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, New York; and



     - publish such information on our website on the World Wide Web.


     We will cause the notes to be delivered to the trustee in preparation for the exchange no later than five business days prior to the exchange date.


     If we exercise the exchange right, delivery of the notes to the holders of the preferred stock to be exchanged, together with payment of any accrued and unpaid dividends to (but not including) the exchange date, will be conditioned upon physical delivery of certificates representing such preferred stock or book-entry transfer of such preferred stock (together with any necessary endorsements) to the trustee at any time (whether prior to, on or after the exchange date) after notice of the exercise of the exchange right is given. In such event, such notes will be delivered to each holder of the preferred stock to be exchanged no later than the later of:


     - the exchange date; or


     - the time of physical delivery or book-entry transfer of such holder's shares of the preferred stock to the trustee.


     If, following any exercise of the exchange right, the trustee holds notes in respect of all the outstanding preferred stock, then at the close of business on such exchange date, whether or not the certificates representing, or other indicia of ownership of, the preferred stock are delivered to the trustee:

     - we will become the owner and record holder of such preferred stock;


     - the holders of such preferred stock shall have no further rights with respect to the preferred stock other than the right to receive the notes upon delivery of the certificates representing, or other indicia of ownership of, the preferred stock, together with accrued and unpaid dividends to (but not including) the exchange date;


     - dividends on the preferred stock to be exchanged shall cease to accrue whether or not certificates for shares of the preferred stock are surrendered for exchange on the exchange date; and

     - DTC, as the record holder of the preferred stock held in global form, will exchange the global certificate or certificates representing the preferred stock for a global certificate or certificates representing the notes to be delivered upon such exchange.


     In the event that delivery of the notes due on the exchange date is improperly withheld or is refused and not made by the trustee or by us, dividends on the preferred stock will continue to accrue from the exchange date to the actual date of delivery.

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


     In addition, if you deliver a notice of conversion to us with respect to all or a part of your shares of the preferred stock prior to the close of business on the exchange date along with book-entry transfer or physical delivery of such shares, then the exchange will not become effective as to such shares, but rather the conversion of such shares of the preferred stock into shares of our common stock will become effective in accordance with the certificate of designations.



     Dividends with respect to the preferred stock which are due on the dividend payment date which is the exchange date will be payable to the holders of the preferred stock on the corresponding dividend record date, and the amount payable to holders of the preferred stock on the exchange date will not include any amount in respect of dividends declared and payable on such dividend payment date.


     The aggregate principal amount of the notes will be limited to the aggregate liquidation preference of the preferred stock outstanding on the effective date of the exchange. Notes will be issuable in denominations of $50 and integral multiples of $50. See the section of this prospectus entitled "Description of the Notes" below. If the exchange results in an amount of notes that is not an integral multiple of $50, we will pay in cash the amount in excess of the closest integral multiple of $50.

     The exchange of the preferred stock for the notes will be a taxable event, since holders will be exchanging their preferred stock for debt and we will not make any related cash payment to the holder. See the section of this prospectus entitled "Material U.S. Federal Income Tax Considerations" below.

VOTING RIGHTS


     You will have no voting rights as a holder of the preferred stock except as described below or as required by law. Shares of the preferred stock held by us or any entity controlled by us will not have any voting rights.



     If we have not paid dividends on the preferred stock or on any outstanding shares of our capital stock ranking equally as to dividends or liquidation rights with the preferred stock in an aggregate amount equal to at least six quarterly dividends whether or not consecutive, we will increase the size of our board of directors by two additional directors and holders of the preferred stock, voting separately as a class with the holders of our capital stock ranking equally as to dividends or liquidation rights and having like voting rights, will be entitled to elect two additional directors at any meeting of our stockholders at which directors are to be elected. These voting rights will terminate when we have declared and either paid or set aside for payment all accrued and unpaid dividends on the preferred stock and any other outstanding shares of our capital stock ranking equally as to dividends or liquidation rights with the preferred stock. The terms of office of all directors so elected will terminate immediately upon the termination of these voting rights.



     Without the vote or consent of the holders of at least 66 2/3% of the outstanding shares of the preferred stock and any of our other capital stock ranking equally with the preferred stock as to dividends or liquidation rights and having like voting rights, voting separately as a class, we may not:


     - adversely change the rights, preferences and limitations of the preferred stock by modifying our certificate of incorporation or bylaws; or


     - create, authorize, issue, reclassify any of our authorized capital stock into, increase the authorized amount of, or authorize or issue any convertible obligation or security or right to purchase, any class of stock that ranks senior to the preferred stock as to dividends or liquidation rights.



     In addition, without the vote or consent of the holders of at least 66 2/3% of the outstanding shares of the preferred stock and any of our other capital stock ranking equally with the preferred stock as to dividends or liquidation rights and having like voting rights, voting separately as a class, we may not:


     - enter into a share exchange that affects the preferred stock;

     - consolidate with or merge into another entity; or

     - permit another entity to consolidate with or merge into us;
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


unless the preferred stock would remain outstanding and its rights, privileges and preferences are unaffected or it is converted into or exchanged for preferred or other capital stock of the surviving entity having rights, preferences and limitations substantially similar to, but no less favorable than, the preferred stock.



     No vote of holders of the preferred stock will be required (except as otherwise required by law or resolution of our board of directors) in connection with the authorization, issuance or increase in the authorized amount of any shares of capital stock ranking equally with or junior to the preferred stock both as to the payment of dividends and as to distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, including our common stock.



     If a record date for a meeting of our stockholders to be held after you elect to convert your shares of the preferred stock has been fixed and falls prior to your conversion date (see "-- Conversion -- Conversion Rights" above), you will not have any voting rights at that meeting with respect to your common stock issuable upon conversion of the preferred stock.



BOOK-ENTRY ISSUANCE



     The preferred stock will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the preferred stock. Owners of beneficial interests in the preferred stock represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in the limited circumstances described below. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the preferred stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the preferred stock under the global securities or the certificate of designations. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.


     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

EXCHANGE OF GLOBAL SECURITIES

     The preferred stock, represented by the global security, will be exchangeable for certificated securities with the same terms only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

     - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

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


LISTING OF PREFERRED STOCK



     We will make an application to list the preferred stock on the New York Stock Exchange under the symbol "ISH Pr."


TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company will act as transfer agent and registrar for the preferred stock. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and its telephone number is (212) 936-5100.

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                            DESCRIPTION OF THE NOTES


     If we elect to issue the notes in exchange for the preferred stock, we will issue the notes under an indenture between us and The Bank of New York, as
trustee, to be dated on or about           , 2004. The following description is
a summary of the material provisions of the indenture and the form of note attached thereto. It does not purport to be complete. The complete terms of the indenture and the notes will be set forth in the form of indenture and the form of note attached thereto which will be filed as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read the indenture, including the form of note attached thereto, because it, and not this description, defines your rights as a holder of the notes. If we elect to exchange the preferred stock, the issuance of the notes will not be subject to the registration requirements of the Securities Act. As used in this description, the words "we," "us," "our," "the company" or "ISH" do not include any current or future subsidiary of ISH.


GENERAL

     If we elect to issue the notes in exchange for the preferred stock, we will issue the notes at a rate of $50 principal amount of notes for each share of preferred stock that we exchange. The notes will be general, unsecured, subordinated obligations of ISH, and will be convertible into shares of our common stock as described under "-- Conversion Rights" below. The notes will be limited to an aggregate principal amount equal to the aggregate liquidation value of the outstanding preferred stock, excluding any accrued and unpaid
dividends payable upon liquidation. The notes will mature on           , 2014,
regardless of the date of issuance, unless earlier converted by a holder or
redeemed by us at our option beginning on           , 2006, at our option upon
the occurrence of a change in control, or at the option of the holder upon the occurrence of a change in control, as discussed in further detail below.


     Upon exchange, the notes will be issued in denominations of $50 and any integral multiple of $50 equal to the number of shares of the preferred stock for which the notes are exchanged. You will not be required to pay a service charge for registration of transfer or exchange of the notes. We may, however, require you to pay any tax or other governmental charge payable as a result of the common stock issued upon conversion being issued other than in your name.



     Principal will be payable, and the notes may be presented for conversion, redemption, registration of transfer or exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York.


     No "sinking fund" will be provided for the notes, which means that the indenture will not require us to set aside funds for the redemption or retirement of the notes, nor will we be required to redeem or retire the notes periodically. We may not redeem the notes if there is a default under the indenture. See "-- Events of Default and Remedies" below.

     We are not restricted by the indenture from incurring additional indebtedness or repurchasing our capital stock, and we are not subject to any financial covenants under the indenture. We are, however, restricted by the indenture from paying dividends on our common stock under certain circumstances as described above in the sections of this prospectus entitled "Description of the Preferred Stock -- Dividends" and "Dividend Policy."

INTEREST


     The notes will bear interest from the date of issuance at the rate of
     % per year. Interest will be paid on           ,           ,           and
          of each year to the record holder on the preceding           ,
          ,           , and           , respectively, beginning on the first
interest payment date after the issuance of the notes, and on the maturity date
of           , 2014 to the holder to whom we pay the principal amount of the notes. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We may, at our option, pay interest on the notes by check mailed to the holders of the notes. However, holders of more than $2,000,000 in principal amount of notes may be paid by wire transfer in immediately available funds at the holder's election. Interest will cease to accrue on a note


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

upon its maturity, conversion, redemption by us, or purchase by us upon a change in control of our company. We will not have the right to defer interest payments or to accrete the principal amount of the notes.

MATURITY

     Unless earlier redeemed or converted, the notes will mature on           ,
2014.

CONVERSION RIGHTS


     Unless earlier redeemed by us, at any time prior to the close of business
on           , 2014, holders of notes may convert their notes (or portions thereof) into a number of shares of our common stock determined by dividing each
$50 principal amount of the notes by the initial conversion price of $     ,
subject to adjustment as described in the section of this prospectus entitled "Description of the Preferred Stock -- Conversion -- Conversion Price Adjustment." This initial conversion price represents an initial conversion rate
of approximately           shares of our common stock for each $50 principal
amount of the notes. Holders may convert notes only in denominations of $50 and multiples of $50. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing price of our common stock on the last trading day prior to the date of conversion.


     We will not make any adjustment to the conversion price upon conversion for accrued and unpaid interest on the notes. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited.


     If you convert your notes after an interest record date and prior to the next interest payment date, you will receive the interest payable on such notes on the next interest payment date, notwithstanding the conversion. However, upon surrender of your notes for conversion, you will have to pay us an amount equal to the amount of interest payable on the next interest payment date in respect of the notes that were surrendered for conversion unless:



     - the notes have been called for redemption, as described below under the captions "-- Optional Redemption" and "-- Optional Redemption on Change in Control;"



     - you have accepted a change in control offer as described below under the caption "-- Required Redemption on Change in Control;" or



     - at the time of conversion, there has been a default in the payment of interest on the notes and we have not cured such default.


     In order to convert your notes, you must either:

     - deliver the note to the specified office of a conversion agent, along with a duly signed and completed notice of conversion and any interest payment that may be required as described in the preceding paragraph; or


     - if the note is held in global form, comply with the procedures established by DTC for conversion, which you may obtain from your broker or another DTC participant.


     The conversion date shall be the date on which you deliver your notes, a duly signed and completed notice of conversion and any required interest payment to the conversion agent or, if your notes are held in global form, the date your notes are surrendered for conversion in accordance with the procedures established by DTC.

     If the notes are called for redemption, in whole or in part, or you accept a change in control offer with respect to all or part of your notes, as discussed in further detail below, your conversion rights with respect to such notes will expire at the close of business on the business day immediately preceding the redemption date, unless we default in the payment of the redemption price together with accrued and unpaid interest to (but not including) the redemption date, in which case you will be permitted to convert the notes until we pay the redemption price and accrued and unpaid interest to (but not including) the redemption date.



     You will not be required to pay any U.S. federal, state or local issuance taxes, or duties or costs incurred by us, in connection with the conversion of the notes or the issuance of the common stock issuable upon conversion. You will, however, be required to pay any tax or other governmental charge payable as a result of the common stock issuable upon conversion being issued in a name other than your name. We will not issue or deliver the common stock unless all such taxes and charges, if any, have been paid by the holder of the converted note.


     We will at all times reserve and keep available, free from preemptive rights, out of our authorized but unissued shares or treasury shares, for issuance upon the conversion of the notes, a number of shares of our authorized but unissued common stock that will from time to time be sufficient to permit the conversion of all outstanding notes.

     Before the delivery of any securities that we will be obligated to deliver upon conversion of the notes, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All of our common stock delivered upon conversion of the notes will upon delivery be duly authorized, validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

     Except as described in this section, the conversion provisions of the notes will be identical to the conversion provisions of the preferred stock. See the section of this prospectus entitled "Description of the Preferred
Stock -- Conversion -- Conversion Rights" above for more information.

SUBORDINATION

     The notes will be our unsecured and subordinated obligations. The notes will rank on a parity in right of payment with all of our existing and future unsecured and subordinated indebtedness. The notes will be subordinate to all of our existing and future senior and unsecured indebtedness, and subordinate to our secured debt to the extent of the value of our assets securing such debt. In addition, the notes will be effectively subordinate to all existing and future liabilities and preferred stock, if any, of our subsidiaries.

     If payment of the notes is accelerated as a result of an event of default, holders of all of our senior indebtedness will be entitled to payment in full in cash before the holders of the notes will be entitled to receive any payment on the notes. We are required to promptly notify holders of our senior indebtedness if payment of the notes is accelerated because of an event of default.

     We may not make any payment on the notes if a default in the payment of senior indebtedness occurs and is continuing beyond any grace period.

     We may resume making payments on the notes:

     - in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

     - in the case of any other default, the earlier of the date on which such other default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice, unless the maturity of any senior indebtedness is accelerated.

     No new period of payment blockage arising due to a default other than a payment default may be commenced unless:

     - 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

     - all scheduled payments on the notes have been paid in full in cash.

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

     No default other than a payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     By reason of the subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, and holders of the notes may receive less, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.


     "Senior indebtedness" means the principal, premium, if any, and interest on any indebtedness of ISH, including bankruptcy interest, or any other payment on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, refundings, amendments, modifications or supplements thereto. However, senior indebtedness does not include indebtedness evidenced by the notes, any liability for federal, state, local or other taxes owed or owing by us, our indebtedness to any of our subsidiaries, any of our trade payables incurred in the ordinary course of business, and any indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to, or is on the same basis with, or is subordinated or junior to, the notes. Included in "senior indebtedness" are our currently outstanding 7 3/4% senior notes due 2007.


     "Indebtedness" means:


          (1) all obligations, whether or not contingent:



        - for borrowed money, whether or not evidenced by a note, debenture, bond, or other written instrument,



        - evidenced by a note, debenture, bond or other written instrument,



        - under a lease required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or under any lease or related document (including a purchase agreement) that provides that we are contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the leased property to the lessor, and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,



        - in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing),



        - with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or an encumbrance to which our property or assets are subject, whether or not the obligation secured thereby shall have been assumed by, or shall otherwise be, our legal liability,



        - in respect of the balance of the deferred and unpaid purchase price of any property or assets, and



        - under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;



          (2) with respect to any obligation of others of the type described in clause (1) above or under clause (3) below assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, contingent or otherwise, and our obligations under any such assumptions, guarantees or other such arrangements; and



          (3) any and all indebtedness constituting deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.


     If the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of the indenture, then this payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness and will be immediately paid or delivered to the holders of senior indebtedness or their representatives.

     The notes are exclusively our obligations. The payment of dividends and the making of loans and advances to us by any of our current or future subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

     Our operations are conducted primarily through our subsidiaries. Our right to receive the assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors (including trade creditors) and the holders of that subsidiary's preferred stock, if any, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.


     As of September 30, 2004, we had approximately $70.9 million of indebtedness outstanding that would have constituted senior indebtedness, including our currently outstanding 7 3/4% senior notes due 2007, and approximately $201.4 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables). The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.


OPTIONAL REDEMPTION

     The notes are not redeemable at our option prior to           , 2006 except
in the event of a change in control as described in the section of this prospectus entitled "Description of the Preferred Stock -- Optional Redemption on Change in Control." On or after that date, we may redeem the notes, at our option, in whole or in part from time to time, for cash at the redemption prices listed below together with accrued and unpaid interest to, but not including,
the date fixed for redemption, provided that prior to           , 2007, we may
redeem the notes only if the closing price of our common stock has exceeded 150% of the conversion price of the notes for at least 20 trading days during any 30-day trading period ending within five trading days prior to notice of redemption.

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
Beginning on         , 2006 and ending on         , 2007....   $
Beginning on         , 2007 and ending on         , 2008....
Beginning on         , 2008 and thereafter..................

     If fewer than all the notes are to be redeemed, the trustee will select the notes or portions thereof to be redeemed in principal amounts of $50 or integral multiples thereof by lot, on a pro rata basis or by another method the trustee deems fair and appropriate. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of its notes prior to the redemption date, such converted portion shall be deemed to be taken from the portion selected for redemption. If any note is to be redeemed in part only, a new note or notes in a principal amount equal to the unredeemed principal portion will be issued.

OPTIONAL REDEMPTION ON CHANGE IN CONTROL

     Holders of the notes will not be entitled to have the notes redeemed at a premium price in the event of a change in control of our company. Rather, upon the occurrence of a change in control as described in the section of this prospectus entitled "Description of the Preferred Stock -- Optional Redemption on Change in Control," we will have the right, in preference to the repurchase rights of the holders of the notes as described in the subsection entitled
"-- Required Redemption on Change in Control" below, to redeem the notes, in whole but not in part, by notice to the holders of the notes mailed at least 30 days and not more than 60 days prior to the date fixed for redemption (which redemption date shall not be later than 60 days following the effective date of the event or circumstance resulting in the change in control), for cash at the redemption prices set forth below, together with accrued and unpaid interest, if any, to, but excluding, the redemption date.


IF THE CHANGE IN CONTROL OCCURS WITHIN THE
TWELVE MONTHS PRECEDING ,                              REDEMPTION PRICE
------------------------------------------             ----------------
2005.................................................
2006.................................................
2007.................................................
2008.................................................
2009.................................................

MECHANICS OF OPTIONAL REDEMPTION


     The mechanics of an optional redemption of the notes will be substantially similar to the mechanics of an optional redemption of the preferred stock. See "Description of the Preferred Stock -- Mechanics of Optional Redemption."


REQUIRED REDEMPTION ON CHANGE IN CONTROL


     To the extent we do not elect to redeem all of the outstanding notes upon a change in control as described in the subsection entitled "-- Optional Redemption on Change in Control" above, each holder of notes shall have the right to require us to redeem such holder's notes, in whole or in part, in integral multiples of $50, at a redemption price in cash equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest to, but not including, the date fixed for redemption, pursuant to an offer (a "change in control offer") made in accordance with the procedures described below and the other provisions in the indenture.



     If the change in control redemption date falls after an interest record date and on or before the related interest payment date, holders of the notes to be redeemed at the close of business on that interest record date will be entitled to receive the interest payable on the notes on the corresponding interest payment date. The redemption price payable on such redemption date will not include any amount in respect of interest payable on such interest payment date.



     The mechanics of a required redemption of the notes upon a change in control will be substantially similar to the mechanics of a required redemption of the preferred stock upon a change in control. For a description of these mechanics and for a discussion of other considerations relevant to a required redemption of the notes upon a change in control, see the section of this prospectus entitled "Description of the Preferred Stock -- Required Redemption on Change in Control."


     The change in control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of our incumbent management. See "Risk Factors." The change in control redemption provisions, however, are not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of ISH by means of a merger, tender offer, solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Our indebtedness imposes limitations on our ability to enter into certain transactions which may constitute a change in control. Moreover, the exercise by the holders of the notes of their right to require us to redeem their notes could cause a default under such indebtedness, even if the change in control itself does not, due to the financial effect of such redemption on us.

     In addition, our ability to pay cash to redeem the notes upon a change in control may be limited by our then-existing financial resources, the terms of our debt agreements and, since we are a holding company, our ability to obtain funds through dividends from our subsidiaries. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited by our debt agreements from redeeming the notes for cash, we could seek the consent of our lenders to redeem the notes or attempt to refinance such debt. If we do not obtain such consent, we would not be permitted to redeem the notes.


     We will not be required to redeem the notes upon the occurrence of a change in control if:

     - a third party agrees to purchase the notes upon the occurrence of a change in control in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a redemption of the notes upon the occurrence of a change in control; and

     - the third party purchases the notes on such basis.


     If we have insufficient funds to redeem all of the notes tendered to us, the trustee will select the notes to be redeemed in principal amounts of $50 or integral multiples thereof from those tendered for redemption by lot, on a pro rata basis or by another method the trustee deems fair and appropriate in its sole discretion. There can be no assurance that sufficient funds will be available when necessary to make any required redemption. See "Risk Factors."



     Notwithstanding the occurrence of a change in control, we will not be required to redeem the notes pursuant to a change in control offer in the event we have exercised our right to redeem all of the notes pursuant to our optional redemption rights as described above under the captions "-- Optional Redemption" and "-- Optional Redemption on Change in Control."


VOTING RIGHTS


     Holders of the preferred stock have limited voting rights under certain circumstances as described above in the section of this prospectus entitled "Description of the Preferred Stock -- Voting Rights." As a holder of the notes you will not have the right to vote in the election of our directors or on other matters presented to our stockholders prior to your receipt of our common stock upon conversion of the notes. If a record date for a meeting of our stockholders to be held after you elect to convert your notes has been fixed and falls prior to your conversion date (see "-- Conversion Rights" above), you will not have any voting rights at that meeting with respect to your common stock issuable upon conversion of the notes.


EVENTS OF DEFAULT AND REMEDIES

     The following events are "events of default" under the indenture:

     - we fail to pay the principal or premium, if any, on the notes when due;

     - we fail to pay interest on the notes when due and such failure continues for 30 days;

     - we fail to provide timely notice of a change in control;

     - we fail to deliver our common stock, together with cash in lieu of any fractional shares, when such common stock and cash is required to be delivered upon conversion of notes and such failure continues for 10 business days;

     - we fail to perform any covenant in the indenture and such failure continues for 45 days after notice is given in accordance with the indenture;


     - we, or any of our current or future subsidiaries, fails to pay at maturity, including any applicable grace period, an amount of indebtedness in excess of $5.0 million and such failure continues for 30 days after notice given in accordance with the indenture;

     - a default by us, or any of our current or future subsidiaries, on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $5.0 million, without the indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice given in accordance with the indenture; or



     - events involving the bankruptcy, insolvency or reorganization of us or any of our current or future subsidiaries, as described in the indenture.



     The trustee is required to give notice to holders of the notes of all uncured defaults known to the trustee within 90 days after the occurrence of the default. However, the trustee may withhold this notice if it determines in good faith that it is in the best interest of holders of the notes, except notice of a default in the payment of the principal or premium, if any, or interest on the notes, either at maturity, in connection with any redemption or purchase, by acceleration or otherwise.



ACCELERATION


     If an event of default has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal and premium, if any, on the notes and accrued and unpaid interest on the notes to be immediately due and payable. However, if we cure all defaults, except payment defaults on the notes as a result of the acceleration, and we meet certain conditions, this acceleration declaration may be canceled and past defaults may be waived by the holders of a majority of the aggregate principal amount of the outstanding notes. If an event of default resulting from events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal and accrued and unpaid interest on the outstanding notes will become due and payable immediately without any declaration or other act on the part of the trustee or any holders of notes, subject to certain limitations.

     Holders of a majority of the aggregate principal amount of the outstanding notes may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee shall be entitled to receive from holders reasonable security or indemnity against any costs, expenses and liabilities incurred by the trustee. Before you may institute a proceeding which respect to the indenture, each of the following must occur:

     - you must have given the trustee written notice of a continuing event of default;

     - the holders of at least 25% of the aggregate principal amount of the outstanding notes must make a written request of the trustee to take action because of the default;


     - holders of the notes must have offered reasonable indemnification to the trustee against the cost, expenses and liabilities of taking action;



     - the trustee must not have received, from the holders of a majority of the aggregate principal amount of the outstanding notes, a direction inconsistent with such written request; and


     - the trustee must not have taken action for 60 days after the receipt of such notice and offer of indemnification.

     These limitations do not apply to a suit for the enforcement of payment of the principal of or premium, if any, or interest on a note, or the right to convert the note into shares of our common stock in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of the outstanding notes may waive any default or event of default, except if:


     - we fail to pay the principal, premium or interest on any note when due;



     - we fail to convert any note delivered for conversion into our common stock in accordance with the indenture; or


     - we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We will send the trustee annually a statement as to whether we are in default and the nature of any default under the indenture.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     We may not consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of our assets on a consolidated basis, whether in a single or series of related transactions, to another person or group of affiliated persons, unless:

     - either (1) we are the surviving entity or (2) the resulting entity is a U.S. corporation and expressly assumes in writing all of our obligations under the notes and the indenture;

     - no default or event of default exists or shall occur immediately after giving effect to the transaction; and

     - other conditions specified in the indenture are satisfied.

MODIFICATIONS OF THE INDENTURE

     Modification Without Consent of Holders. We and the trustee may enter into supplemental indentures without the consent of the holders of the notes to, among other things:

     - make provision with respect to the conversion rights of the holders of the notes upon the occurrence of an event involving our common stock or the matters described in the section of this prospectus entitled
       "-- Limitation on Merger, Sale or Consolidation;"

     - secure the notes;

     - evidence the assumption by a successor entity of our obligations;

     - add covenants for the protection of the holders of the notes;

     - provide for the issuance under the indenture of notes in coupon form and provide for the exchange of such notes with the notes issued under the indenture in fully registered form;

     - cure any ambiguity or correct any defect or inconsistency;

     - evidence the acceptance of appointment by a successor trustee; and

     - modify, eliminate or add to provisions of the indenture to the extent necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939.

     Modification With Consent of Holders. We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the notes. However, we and the trustee may not make any of the following changes to the notes without the consent of each holder that would be affected by such change:

     - extend the maturity date of any note;

     - reduce the rate or extend the time for payment of interest on any note;

     - reduce the principal amount or any premium of any note;


     - reduce any amount payable upon redemption of any note;



     - change our obligation to redeem any note on a redemption date in a manner adverse to the holders of the notes;



     - adversely change our obligation to redeem any note upon a change in control;


     - impair or adversely affect a holder's right to institute suit for the payment of principal, premium or interest on any note;

     - change the currency in which the notes are payable;

     - impair or adversely change the right to convert the notes into shares of our common stock;


     - reduce the number of shares of our common stock or other property receivable by a holder of a note upon conversion;


     - adversely modify the subordination provisions of the notes; or

     - reduce the percentage required to consent to modifications, amendments and waivers of defaults.


     Up to and prior to the close of business on the date of our exchange of the preferred stock for the notes, only the holders of shares of the preferred stock shall be entitled to approve any amendments or supplements to the indenture. Any such vote of the holders of shares of the preferred stock shall require the affirmative vote or consent of the holders of at least 66 2/3% (unless a higher percentage shall then be required by applicable law, the certificate of designations or the indenture) of all outstanding shares of the preferred stock voting separately as a class.


SATISFACTION AND DISCHARGE OF THE INDENTURE

     The indenture will generally cease to be of any further effect with respect to the notes if:

     - we have delivered to the trustee for cancellation all outstanding notes (with certain limited exceptions); or

     - all outstanding notes have become due and payable or are by their terms to become due and payable within one year, or all outstanding notes are to be called for redemption within one year, and, in either case, we have deposited with the trustee, in trust, funds sufficient to pay at maturity or upon redemption all of the notes not previously delivered to the trustee for cancellation, including principal and premium, if any, and interest due or to become due to such date of maturity or redemption, as the case may be;

provided that we shall remain obligated (1) until the maturity date of the notes, to issue shares of our common stock upon conversion as described above in the section of this prospectus entitled "-- Conversion Rights," and (2) to pay or cause to be paid all other sums payable under the indenture by us.

BOOK-ENTRY ISSUANCE

     The notes, if and when issued, will be represented by one or more global notes registered in the name of DTC or its nominee as described in the section of this prospectus entitled "Description of the Preferred Stock -- Book-Entry System." The owner of a beneficial interest in a note shall be entitled to exchange any notes represented by the global certificate registered in the name of DTC or its nominee for certificated securities with the same terms only (1) if an event of default with respect to such notes has occurred and is continuing or (2) under other limited circumstances set forth in the indenture.

TAXATION OF NOTES

     You should read the section of this prospectus entitled "Material U.S. Federal Income Tax Considerations" below for a discussion of the U.S. federal income tax consequences that may apply to you as a note holder.

GOVERNING LAW

     The indenture and the notes will be governed by the laws of the State of New York.

LISTING OF NOTES


     It is a condition to our ability to exchange the preferred stock for notes that the notes be listed on one of the following markets: the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange, the New York Stock Exchange or another similar securities exchange or securities trading market.



TRUSTEE



     We have accepted The Bank of New York as the trustee, paying agent, conversion agent, registrar and custodian for the notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. In addition, the trustee and its affiliates have provided, and may in the future provide, banking and other services to us in the ordinary course of their business. If there is an event of default under the indenture, the trustee will:


     - exercise the rights and powers given to the trustee under the indenture; and


     - use the same degree of care and skill in its exercise of such rights and powers as a prudent person would exercise under the circumstances in the conduct of the person's own affairs.


     If the trustee becomes one of our creditors, the indenture and the Trust Indenture Act of 1939 may limit the trustee from obtaining payment of claims in certain cases or realizing on certain property received by the trustee.

                          DESCRIPTION OF INDEBTEDNESS

     At September 30, 2004, our consolidated outstanding indebtedness aggregated $197.9 million (including guarantees of indebtedness of our subsidiaries of $31.8 million). Such amount included (1) $70.9 million of our 7 3/4% senior notes; (2) $5.7 million in Title XI loans guaranteed by the U.S. government bearing interest at fixed rate of 8.30% per annum; and (3) $89.5 million in loans bearing interest at variable rates ranging from 3.00% to 3.09% per annum and averaging 3.08% per annum.

     Six vessels with an aggregate net book value of $161.6 million as of September 30, 2004, and 550 of our LASH barges having an aggregate net book value of $3.8 million as of September 30, 2004, are mortgaged as security for certain of our debt agreements. Additional collateral includes a security interest in certain of our operating contracts and receivables, which accounted for approximately 30.7% of our total revenues in 2003. Our remaining indebtedness is unsecured.

     Most of our debt agreements impose defined minimum working capital and net worth requirements, leverage requirements, and prohibit us from incurring, without prior written consent, additional debt or lease obligations, subject to certain exceptions.

     The indenture governing our 7 3/4% senior notes prohibits various categories of restricted payments, including, without limitation, the declaration or payment of dividends, unless (1) no default of event of default has occurred and is continuing, (2) immediately before and after giving effect to such payment, on a pro forma basis, we could incur $1.00 of additional indebtedness under the provisions of the indenture (other than permitted indebtedness), and (3) the aggregate amount of all restricted payments declared or made after January 22, 1998, may not exceed the sum of (a) 50% (or, in case of a loss, minus 100%) of our consolidated net income during the period from January 1, 1998 through the last day of the fiscal quarter ending prior to the date of the proposed payment, plus (b) the aggregate net proceeds received after January 22, 1998 by us as capital contributions, plus (c) the aggregate net proceeds received after January 22, 1998 by us from the issuance or sale of shares of capital stock or options or warrants to purchase shares of capital stock, plus (d) the aggregate net proceeds received after January 22, 1998 by us upon the exercise of any options or warrants to purchase shares of capital stock, plus (e) the aggregate net proceeds received after January 22, 1998 by us from debt securities that have been converted into or exchanged for capital stock, plus (f) $10,000,000.


     Certain of our loan agreements also restrict the ability of our subsidiaries to pay dividends or make loans or advances to us. The most restrictive of those agreements is the agreement governing our Title XI loan to Sulphur Carriers, Inc. That agreement prohibits Sulphur Carriers, Inc., our wholly-owned subsidiary, from paying dividends or making loans or advances to us, unless certain financial conditions are met and certain financial ratios are maintained. As long as these conditions are met and ratios are maintained, there is no restriction on loans or advances to us from that subsidiary, but dividends are restricted to 40% of undistributed earnings. However, because we will repay the loan prior to the end of 2004, those restrictions will be eliminated at the time of repayment.


     Certain other loan agreements restrict the ability of our subsidiaries to dispose of collateralized assets or any other asset which is substantial in relation to our assets taken as a whole without the approval from the lender. For further information, see note C to our consolidated financial statements included elsewhere in this prospectus.


     At September 30, 2004, we had a $15 million line of credit available to meet short-term requirements when fluctuations occur in our working capital. As of September 30, 2004, we had $14.7 million available on this line of credit. On December 6, 2004, we replaced this facility with a new $50 million revolving credit facility, which we drew $10.0 million on in early December 2004 to purchase a used vessel and which we expect to draw an additional $10.0 million on prior to the end of 2004 to purchase a second used vessel (see "Prospectus Summary -- Recent Developments -- Vessel Purchase Agreement"). Whitney National Bank and Hibernia National Bank are the lenders under our new credit facility, which is currently secured by one of our vessels, its earnings and insurances, and a pledge of the stock of a company of which we own 30%. A second vessel and its earnings and insurances will be pledged to secure the credit facility in early 2005. Interest on all borrowings under the credit facility is based upon the one-month London Interbank Offered Rate (LIBOR) plus 1.5% or 2.0% per annum (determined based upon a financial ratio). Our new credit facility, which will expire on December 6, 2009, contains affirmative and negative covenants customary for a secured credit facility, as well as customary financial maintenance covenants and events of default. Upon the occurrence of an event of default under our new credit facility, all amounts payable under the facility may be accelerated and/or the lenders' commitments may be terminated. As of the date of this prospectus, we had $40.0 million available under our new credit facility. A copy of our new credit facility is filed as an exhibit to the registration statement of which this prospectus forms a part.


     Under certain of the loan agreements described above, deposits were made into bank retention accounts to meet the requirements of the applicable agreements. Amounts deposited at September 30, 2004 totaled $202,265. Additionally, under certain operating lease agreements of one of our subsidiaries, deposits were made into bank reserve accounts to meet the requirements of the lease agreements. The owners of the vessels have the ability to draw on these amounts to cover operating lease payments if such payments become overdue. The amounts in the reserve accounts totaled $6,340,561 at September 30, 2004. We had no commodity swap agreements in place at September 30, 2004.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     As of the date of this prospectus, our certificate of incorporation authorized us to issue up to 10,000,000 shares of common stock, par value $1.00 per share, and up to 1,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2004, 6,082,887 shares of our common stock and no shares of preferred stock were outstanding. In addition, as of September 30, 2004, options to purchase an aggregate 475,000 shares of our common stock were outstanding, all of which had an exercise price of $14.125 per share. Our common stock is listed on the New York Stock Exchange under the symbol "ISH."

VOTING RIGHTS

     Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which stockholders are entitled to vote. Holders of our common stock may not cumulate votes for the election of directors.

DIVIDENDS


     Subject to the preferences accorded to the holders of any series of preferred stock if and when issued by our board of directors, including the preferred stock being offered hereby, holders of our common stock are entitled to dividends at such times and in such amounts as our board of directors may determine, subject to funds being legally available for the payment of dividends and the restrictions imposed by certain of our debt agreements, including the indenture governing our 7 3/4% senior notes due 2007. In addition, the certificate of designations that will govern the preferred stock and the indenture that will govern the notes will prohibit us from declaring or paying dividends on our common stock prior to December 31, 2007. See "Dividend Policy." We have not paid cash dividends on our common stock since 2001 and do not anticipate paying cash dividends on our common stock in the foreseeable future, although we will consider paying cash dividends on our common stock once the certificate of designations governing the preferred stock, the indenture governing the notes, our credit agreements and our earnings levels allow us to do so.


OTHER RIGHTS

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of our common stock, our creditors and the holders of the preferred stock being offered hereby and the holders of any additional series of our preferred stock that may be outstanding at the time, will receive any payments to which they are entitled in preference to any payments with respect to our common stock. Subsequent to those payments, the holders of our common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.

     Shares of our common stock are not redeemable and have no subscription, conversion or preemptive rights.

OTHER PROVISIONS

     Restrictions on Foreign Ownership. Our certificate of incorporation contains provisions that permit our board of directors to restrict the acquisition of our capital stock by non-U.S. citizens (including corporations and other entities controlled by non-U.S. citizens). The purpose of these provisions is to ensure our continued compliance with certain laws governing our operations, our molten sulphur transportation contract and our Title XI financing arrangements, which require us to be as much as 75% owned by U.S. citizens. Under these provisions, our board of directors may, in the event of a transfer of our capital stock that would result in non-U.S. citizens owning more than 23% (the "permitted amount") of our total voting power, declare such transfer to be void and ineffective. In addition, our board of directors may, in its sole discretion, deny voting rights and withhold dividends with respect to any shares of
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our capital stock owned by non-U.S. citizens in excess of the permitted amount.
Furthermore, our board of directors is entitled under our certificate of incorporation to redeem shares owned by non-U.S. citizens in excess of the permitted amount in order to reduce the ownership of our capital stock by non-U.S. citizens to the permitted amount.

     These provisions could prevent or discourage a merger, tender offer or proxy contest involving us and a non-U.S. citizen, and could impede an attempt by a non-U.S. citizen to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our capital stock at a premium over prevailing market prices.

     Delaware Section 203. We are subject to Section 203 of the Delaware General Corporation Law, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder. An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15 percent or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:

     - the corporation's board of directors prior to the date the interested stockholder became an interested stockholder; or

     - the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

     Special Meetings of the Stockholders. Our bylaws provide that special meetings of stockholders may be called only by either (1) the Chairman of our board of directors, (2) our President, (3) our Secretary or (4) by a vote of the majority of our board of directors. Our stockholders do not have the power to call a special meeting.

     Limitation of Directors' Liability. Our certificate of incorporation contains provisions eliminating the personal liability of our directors to our company and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her duty except for liability for:

     - a breach of his or her duty of loyalty to our company or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - dividends or stock repurchases or redemptions that are unlawful under Delaware law; and

     - any transaction from which he or she receives an improper personal benefit.

     These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

     As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against directors that might have benefited our company.

     We believe that these provisions are necessary to attract and retain qualified individuals to serve as our directors. In addition, these provisions will allow directors to perform their duties in good faith without concern for monetary liability if a court determines that their conduct was negligent or grossly negligent.

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                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of the material U.S. federal income tax consequences of acquiring, owning and disposing of the preferred stock, the notes and our common stock is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions, and Internal Revenue Service ("IRS") rulings and pronouncements now in effect, all of which are subject to differing interpretations and which are subject to change, possibly on a retroactive basis.

     This summary assumes that the preferred stock is acquired at its original offering at its original issue price and that the preferred stock, the notes and our common stock are held as capital assets, within the meaning of section 1221 of the Code. This summary does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders (such as banks, financial institutions, dealers in securities or commodities, traders in securities that elect to use a mark to market method of accounting for their holdings, insurance companies, regulated investment companies, personal holding companies, corporations subject to the alternative minimum tax, tax-exempt organizations, pension funds, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, certain hybrid entities and their owners, U.S. holders who have a "functional currency" other than the U.S. dollar, persons who own 10% or more of our voting stock, or persons who hold the preferred stock, the notes or our common stock as positions in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction for United States federal income tax purposes). Also not addressed are the consequences under estate, state, local and foreign tax laws or the tax consequences to subsequent holders of the preferred stock, the notes or our common stock.

     We have not sought and will not seek any rulings from the IRS concerning the tax consequences of the acquisition, ownership or disposition of the preferred stock, the notes or the common stock. Accordingly, the IRS may successfully challenge the tax consequences described below. Prospective purchasers are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding, or disposing of the preferred stock, the notes or our common stock in light of their own investment circumstances.

CHARACTERIZATION OF THE PREFERRED STOCK AND THE NOTES

     Under section 385(c) of the Code, our characterization of the preferred stock as "stock" and the notes as "debt" is binding upon us and all holders of the preferred stock and the notes, other than holders who disclose on their tax returns that they are treating the preferred stock and/or the notes in a manner inconsistent with such characterization. Although our characterization of the preferred stock and the notes is not binding upon the IRS or any court, this summary assumes that the preferred stock and the notes will be treated in a manner consistent with our characterization. Holders should be aware that if the preferred stock is treated as "debt" for federal income tax purposes, the tax consequences of acquiring, holding and disposing of the preferred stock will differ materially from the tax consequences described in this prospectus. Similarly, if the notes are treated as "stock" for federal income tax purposes, the tax consequences of acquiring, holding and disposing of the notes will differ materially from the tax consequences described in this prospectus.

DISTRIBUTIONS ON THE PREFERRED STOCK AND OUR COMMON STOCK

     Distributions with respect to the preferred stock and our common stock will constitute dividends, to the extent that we have current or accumulated earnings and profits for federal income tax purposes as of the end of the tax year of the distribution. Dividends paid to non-corporate U.S. holders in taxable years beginning prior to January 1, 2009, will be subject to tax as net capital gain at the maximum rate of 15% if the holder has held the shares of stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements applicable to "qualified dividend income" are satisfied. Dividends paid to corporations will generally be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to the limitations contained in sections 246 and 246A of the Code.

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     In general, the dividends-received deduction is available only if the stock in respect of which a dividend is paid has been held for at least 46 days during the 90-day period beginning on the date which is 45 days before the ex-dividend date, or at least 91 days during the 180-day period beginning on the date which is 90 days before the ex-dividend date in the case of a dividend paid with respect to preferred stock and which is attributable to a period or periods aggregating more than 366 days. A taxpayer's holding period for these purposes is reduced by periods during which the taxpayer's risk of loss with respect to the stock is considered diminished by reason of the existence of options, contracts to sell or other similar transactions. The dividends-received deduction will not be available to the extent that the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. The dividends-received deduction is limited to specified percentages of the holder's taxable income and may be reduced or eliminated if the holder has indebtedness "directly attributable to [its] investment" in the stock. Prospective corporate purchasers of the preferred stock should consult their own tax advisors to determine whether these limitations might apply to them. No assurance can be given that we will have sufficient earnings and profits for federal income tax purposes to cause all or even any distributions from ISH to be taxable as dividends. As a result, no assurance can be given that any distribution on the preferred stock or our common stock will be treated as a dividend for which the dividends-received deduction will be available.

     If distributions with respect to the preferred stock or our common stock exceed our current and accumulated earnings and profits, the excess will be applied against and reduce the holder's basis in the preferred stock or our common stock, as applicable. Any amount in excess of the amount of the dividend and the amount applied against basis will be treated as capital gain.

EXTRAORDINARY DIVIDENDS

     If a corporate holder of the preferred or our common stock receives an "extraordinary dividend" from ISH with respect to stock which it has not held for more than two years before the dividend announcement date, the basis of the stock will be reduced (but not below zero) by the portion of the dividend which is not taxable because of the dividends-received deduction. If, because of the limitation on reducing basis below zero, any amount of the non-taxable portion of an extraordinary dividend has not been applied to reduce basis, such amount will be treated as gain from the sale or exchange of stock in the taxable year in which the extraordinary dividend is received. An "extraordinary dividend" on the preferred or our common stock would include a dividend that (1) equals or exceeds 5%, in the case of the preferred stock, or 10%, in the case of the common stock, of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or
(2) exceeds 20% of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock rather than its adjusted basis for purposes of applying the 5%, 10% or 20% limitation if the holder is able to establish such fair market value to the satisfaction of the IRS. An "extraordinary dividend" also includes any amount treated as a dividend in the case of a redemption of the preferred stock or our common stock that is not pro rata to all shareholders, irrespective of the holder's holding period of the stock.

     Special rules apply with respect to "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to stock which (1) provides for fixed preferred dividends payable no less often than annually and (2) is not in arrears as to dividends when acquired, provided the actual rate of return on such stock does not exceed 15%. For this purpose, the actual rate of return is determined solely by taking into account dividends during such holding period and by using the lesser of the adjusted basis or the liquidation preference in respect of such preferred stock. Where a qualified preferred dividend exceeds the 5% or 20% limitation described above, the extraordinary dividend rules will not apply if the taxpayer holds the stock for more than five years. If the taxpayer disposes of the stock before it has been held for more than five years, the aggregate reduction in basis will not exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends that would have been paid during such period on the basis of the stated rate of return as determined under section 1059(e)(3) of the Code. The length of time that a taxpayer is deemed to have

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held stock for this purpose is determined under principles similar to those applicable for purposes of the dividends-received deduction discussed above.

     Any loss on the sale or exchange of stock with respect to which an individual holder receives an extraordinary dividend that is also qualified dividend income (see "-- Distributions on the Preferred Stock and our Common Stock" above) will be treated as long-term capital loss to the extent of the dividend. The deductibility of capital losses is limited.

REDEMPTION PREMIUM

     If (1) preferred stock is, like the preferred stock, redeemable at the issuer's option, (2) the facts and circumstances on the issue date indicate that redemption is more likely than not to occur, and (3) the redemption price of the preferred stock as of the most likely redemption date exceeds the issue price (so that there is a "redemption premium"), then the redemption premium may be taxable as a constructive dividend to the extent of the issuing corporation's current or accumulated earnings and profits over the period from issuance to the most likely redemption date. If a redemption premium is subject to the foregoing treatment, a holder of the preferred stock would take the amount of the premium into income under an economic accrual method similar to the method described under "Original Issue Discount and Premiums on the Notes," below. Under applicable Treasury regulations, a redemption premium is not subject to the foregoing treatment if it will be paid "as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control" and is "solely in the nature of a penalty for premature redemption." The Treasury regulations also provide a "safe harbor," pursuant to which a redemption will not be treated as more likely than not to occur, as to a given holder, if (1) the issuer and the holder are not "related" under certain tests prescribed by the Code, (2) the issuer is not effectively required or compelled by any plan, arrangement, or agreement to redeem the stock, and (3) redemption would not reduce the yield of the stock. Because the foregoing tests are based upon an evaluation of all facts and circumstances surrounding the issuance and redemption of preferred stock, the conclusion cannot be entirely certain; however, it is ISH's belief that no part of the premium payable upon redemption of the preferred stock will be treated as a constructive dividend to the holders of the preferred stock. It is also possible that upon an actual redemption, the redemption premium would, together with the other redemption proceeds, be treated as a dividend for federal income tax purposes. See
"-- Redemption of the Preferred Stock for Cash" below.

REDEMPTION OF THE PREFERRED STOCK FOR CASH

     A redemption of shares of the preferred stock by ISH for cash will be treated as a distribution taxable as a dividend (and, possibly, an "extraordinary dividend") (see "-- Distributions on the Preferred Stock and our Common Stock" and "-- Extraordinary Dividends" above) to redeeming shareholders to the extent of ISH's current or accumulated earnings and profits unless the redemption:

     - results in a complete termination of the shareholder's interest in ISH (within the meaning of section 302(b)(3) of the Code);

     - is "substantially disproportionate" (within the meaning of section 302(b)(2) of the Code) with respect to the holder; or

     - is "not essentially equivalent to a dividend" (within the meaning of section 302(b)(1) of the Code).

In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in section 318 of the Code, as well as shares actually owned, will be taken into account. If any of the foregoing tests is met, the redemption of shares of the preferred stock for cash will result in taxable gain or loss equal to the difference between the amount of cash received (except cash attributable to accrued, unpaid, declared dividends, which will be taxable as a dividend described above), and the holder's basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period exceeds one year.

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Long-term capital gains are taxable at a maximum rate of 15% in the case of individuals and 35% in the case of corporations. The deductibility of capital losses is subject to limitations.

EXCHANGE FOR THE NOTES

     An exchange of shares of the preferred stock for notes will also be subject to the rules of section 302 of the Code described in "-- Redemption of the Preferred Stock for Cash" above. Since a holder of notes will be treated under the constructive ownership rules as owning our common stock into which the notes are convertible, the exchange would not by itself satisfy the "complete termination" test or the "substantially disproportionate" test described above. The "not essentially equivalent to a dividend" test could be met only if the exchange were regarded as resulting in a meaningful reduction in the holder's proportionate interest in ISH. If none of these tests is met, the fair market value of the notes received upon the exchange will be taxable as a dividend (and, in the case of a corporate holder, as an "extraordinary dividend" -- see above) to the extent of ISH's current or accumulated earnings and profits and then would be treated as a return of capital to the extent of the holder's basis in the preferred stock. If the fair market value of the notes exceeds the amounts treated as a dividend and as a return of capital, any such excess would be treated as capital gain.

     In the event that receipt of the notes is taxable as a dividend, the basis of the notes will be equal to their fair market value as of the date of the exchange. If the holder retains any stock in ISH, the remaining basis in the preferred stock will be transferred to such retained stock. If the holder retains no stock in ISH, it is unclear whether the remaining basis in the preferred stock would be transferred to the notes or would be lost. Under Proposed Treasury regulations, the remaining basis would be treated as a loss recognized on a disposition of the redeemed stock on the date of the redemption, which loss might be taken into account at a later date. These proposed Treasury regulations would only apply to transactions occurring after the date these regulations are finalized and published. For purposes of determining the recognition of gain under the extraordinary dividend basis reduction rules described above, only the basis of the shares of the preferred stock exchanged for the notes would be taken into account.

     Prospective purchasers should consult their own tax advisors regarding satisfaction of the section 302 tests in their particular circumstances, including the possibility that a sale of a part of the holder's shares of the preferred stock or the notes received might be regarded as reducing the holder's interest in ISH, thereby satisfying one of the tests of section 302(b); in such a case, the shareholder would recognize capital gain or loss on the exchange. For purposes of determining gain or loss, the amount realized by a shareholder would be the issue price of the notes received (see "Original Issue Discount and Premium on the Notes"). Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period exceeds one year. Long-term capital gains are taxable at a maximum rate of 15% in the case of individuals and 35% in the case of corporations. The deductibility of capital losses is subject to limitations. The installment method will not be available for reporting such gain in the event that the preferred stock, the notes, or our common stock into which the notes are convertible are traded or readily tradable on an established securities market.

ORIGINAL ISSUE DISCOUNT AND PREMIUM ON THE NOTES

     Stated interest on the notes will be includable in income in accordance with the holder's method of accounting. There is also a risk that the notes will be treated as having original issue discount taxable as interest income as discussed below.

     If the preferred stock is exchanged for notes at a time when the stated redemption price at maturity of the notes exceeds their issue price by an amount equal to or greater than one-fourth of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, the notes will be treated as having original issue discount equal to the entire amount of such excess.

     Whether or not the exchange of the preferred stock for notes is treated as a dividend under the section 302 tests, the issue price of the notes will depend upon whether the preferred stock or the notes are or will be traded on an established securities market. If the notes are listed on an exchange or are
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otherwise considered, under Treasury regulations issued under section 1273 of the Code, to be traded on an established securities market at any time during the 60-day period ending 30 days after the date of the exchange, the issue price of the notes will be their fair market value as determined as of the date of the exchange. If the notes are not listed on an exchange or otherwise considered to be traded on an established securities market within such time period, but the preferred stock is so listed or traded, the issue price of the notes will be the fair market value of the preferred stock as of the date of the exchange. If neither the preferred stock nor the notes are listed on an exchange or otherwise considered to be traded on an established securities market within the requisite time period, the issue price of the notes will be their stated principal amount, assuming that the notes bear "adequate stated interest" within the meaning of section 1274 of the Code. If the notes do not bear adequate stated interest, the issue price will be equal to their "imputed principal amount" as determined under section 1274 of the Code.

     A holder of a note would generally be required to include in gross income (irrespective of the holder's method of accounting) a portion of the original issue discount for each year during which it holds the note even though the cash to which such income is attributable would not be received until maturity or redemption of the note. The amount of any original issue discount included in income for each year would be calculated under a constant yield to maturity formula that would result in the allocation of less original issue discount to the early years of the term of the note and more original issue discount to later years.

     If the preferred stock is exchanged for notes whose issue price exceeds the amount payable at maturity (or earlier call date, if appropriate), such excess (excluding the amount thereof attributable to the conversion feature) will be deductible by the holder of the notes as amortizable bond premium over the term of the notes (taking into account earlier call dates, as appropriate), under a yield to maturity formula, if an election by the taxpayer under section 171 of the Code is in effect or is made. Such election would apply to all obligations owned or subsequently acquired by the taxpayer during or after the taxable year in which the election is made. The amortizable bond premium will be treated as an offset to stated interest on the notes to the extent thereof and any excess will be allowable as a deduction subject to the following limitation. The amount of any amortized bond premium deduction will be limited to the excess of the holder's interest income inclusions on the note in prior accrual periods over bond premium deductions allowed the holder in such prior periods, and any amount in excess of such limitation will be carried forward as additional bond premium in the next accrual period.

     If the exchange of the preferred stock for notes is treated as a dividend under the section 302 tests, the basis of the notes will equal their fair market value as of the date of the exchange. If this basis is less than its stated redemption price at maturity, it would appear that a holder will recognize capital gain upon satisfaction of the note at maturity. If the basis of a note exceeds the amounts payable at maturity, a holder should be able to elect to amortize bond premium under the rules discussed above.

REDEMPTION OR SALE OF THE NOTES

     Generally a redemption or sale of the notes will result in taxable gain or loss equal to the difference between the amount of cash and fair market value of other property received and the holder's basis in the notes. To the extent that the amount received is attributable to accrued interest, however, that amount will be taxed as ordinary income. The basis of a holder who received the notes in exchange for shares of the preferred stock will generally be equal to the fair market value of the notes at the time of exchange plus any original issue discount included in the holder's income or minus any premium previously allowed as an offset to interest income on the notes. Such gain or loss will be capital gain or loss and will be long-term gain or loss if the holding period for the notes exceeds one year. Long-term capital gains are taxable at a maximum rate of 15% in the case of individuals and 35% in the case of corporations. The deductibility of capital losses is subject to limitations.

     If the notes are issued with original issue discount and ISH were found to have had an intention at the time the notes were issued to call them before maturity, any gain realized on a sale, exchange or redemption of notes prior to the maturity would be considered ordinary income to the extent of any unamortized original issue discount for the period remaining to the stated maturity of the notes. ISH

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cannot predict whether it would have an intention, when and if the notes are issued, to call the notes before their maturity.

CONVERSION OF THE PREFERRED STOCK OR THE NOTES INTO OUR COMMON STOCK

     No gain or loss will generally be recognized upon conversion of shares of the preferred stock or notes into shares of our common stock, except that (1) gain or loss will be recognized to the extent of the difference between the cash paid in lieu of fractional shares of our common stock and the basis of the preferred stock or notes allocable to such fractional shares, (2) ordinary income will be recognized on the conversion of notes to the extent of the shares of our common stock attributable to accrued interest, and (3) if the conversion of the preferred stock takes place when there is a dividend arrearage on the preferred stock and the fair market value of our common stock exceeds the issue price of the preferred stock, a portion of our common stock received might be taxable as a dividend, return of capital or capital gain (see "-- Distributions on the Preferred Stock and our Common Stock" and "-- Extraordinary Dividends" above). Assuming the conversion is not treated as resulting in the payment of a dividend, the basis of our common stock received upon conversion will be equal to the basis of the shares of the preferred stock or the notes converted (less the amount of basis allocable to any fractional share of our common stock for which cash is received), and the holding period of our common stock will include the holding period of the shares of the preferred stock or the notes converted. The basis of any common stock treated as a dividend will be equal to its fair market value on the date of the distribution and its holding period will begin on the day after the conversion.

ADJUSTMENT OF CONVERSION PRICE

     Holders of the preferred stock, the notes or our common stock may be deemed to have received constructive distributions where the conversion ratio or conversion price is adjusted to reflect property distributions with respect to our common stock into which such preferred stock or notes are convertible. Adjustments to the conversion ratio or conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock or notes, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock and the notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, the holders of the preferred stock or notes might be deemed to have received constructive distributions taxable as a dividend, return of capital or capital gain in accordance with the general rules for the income tax treatment of distributions discussed above in "-- Distributions on the Preferred Stock and our Common Stock" and "-- Extraordinary Dividends."

BACKUP WITHHOLDING

     Under the backup withholding provisions of the Code and applicable Treasury regulations, a holder of the preferred stock, the notes or our common stock may be subject to backup withholding at the rate of 28% with respect to dividends or interest (including original issue discount) paid on, or the proceeds of a sale, exchange or redemption of, the preferred stock, the notes or our common stock, unless (1) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding for interest and dividends and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO FOREIGN HOLDERS

     For purposes of the following discussion, a "Foreign Holder" is any holder who is not (1) a citizen or resident of the United States, (2) a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws
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of the United States, any State or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of source, or (4) a trust if such trust elects to be treated as a U.S. person for U.S. federal income tax purposes, or a trust (a) over the administration of which a court within the United States is able to exercise primary supervision and (b) all substantial decisions of which one or more United States persons have the authority to control.

     Income received by a Foreign Holder in the form of dividends on the preferred stock or our common stock or interest and original issue discount on the notes will be subject to a United States federal withholding tax at a 30% rate upon the actual payment of the dividends, interest or principal representing original issue discount except as described below and except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. Dividends paid to Foreign Holders outside the United States that are subject to the withholding tax described above will generally be exempt from United States backup withholding tax but will be subject to United States information reporting requirements. Pursuant to a tax treaty or other agreement, this information may also be made available to the tax authorities in the country in which the Foreign Holder resides. A Foreign Holder generally will be taxable in the same manner as a United States person with respect to dividend, interest and original issue discount income if such income is effectively connected with the conduct of a trade or business in the United States, and if provided in a tax treaty, attributable to a permanent establishment in the United States. Such effectively connected income received by a Foreign Holder that is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate, or if applicable, a lower treaty rate. In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a Foreign Holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Foreign Holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. If a Foreign Holder holds the preferred stock or our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements. The rules regarding withholding are complex, are subject to change, and vary depending on your particular situation. We suggest that you consult with your tax advisor regarding the application of such rules to your situation.

     Payments of interest and principal representing original issue discount on the notes received by a Foreign Holder will not be subject to United States federal withholding tax provided that (1) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of ISH entitled to vote, and (2) the holder is not a controlled foreign corporation that is related to ISH through stock ownership, and in general, either (a) ISH or its paying agent can reliably associate the payment with documentation upon which it can rely to treat the payment as made to a foreign beneficial owner under Treasury regulations issued under section 1441 of the Code; (b) ISH or its paying agent can reliably associate the payment with a withholding certificate from a person claiming to be a withholding foreign partnership and the foreign partnership can reliably associate the payment with documentation upon which it can rely to treat the payment as made to a foreign beneficial owner in accordance with such Treasury regulations; (c) ISH or its paying agent can reliably associate the payment with a withholding certificate from a person representing to be a "qualified intermediary" that has assumed primary withholding responsibility under such Treasury regulations and the qualified intermediary can reliably associate the payment with documentation upon which it can rely to treat the payment as made to a foreign beneficial owner in accordance with its agreement with the IRS; or (d) ISH or its paying agent receives a statement, under penalties of perjury from an authorized representative of a financial institution stating that the financial institution has received from the beneficial owner a withholding certificate described in such Treasury regulations or that it has received from another financial institution a similar statement that it, or another financial institution acting on behalf of the beneficial owner, has received such a withholding certificate from the beneficial owner. In general, it will not be necessary for a Foreign Holder to obtain or furnish a United States taxpayer identification number to ISH or its paying agent in order to claim the foregoing exemption from United States withholding tax on payments of interest and original issue discount.

     Provided that ISH is not, and has not been, a "United States real property holding corporation" within the meaning of section 897(c) of the Code, a Foreign Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of the preferred stock, our common stock, or the notes unless (1) the holder is an individual who is present in the United States for 183 days or more during the taxable year and as to whom such gain is from United States sources or (2) the gain is effectively connected with a United States trade or business of the holder, and if required by a tax treaty, attributable to a permanent establishment in the United States. Upon a redemption of the preferred stock for cash or an exchange of the preferred stock for notes, ISH may be required to withhold tax on the entire amount of the proceeds at a 30% rate or lower treaty rate applicable to dividends unless a Foreign Holder is able to demonstrate to the satisfaction of ISH that such redemption or exchange satisfies the section 302 tests discussed above with respect to such Foreign Holder (see "Redemption of the Preferred Stock for Cash" and "Exchange for the Notes" above). In the case of an exchange of the preferred stock for the notes, this would result in a Foreign Holder receiving a reduced principal amount of the notes.

     The payment of the proceeds of the sale of the preferred stock, our common stock or the notes to or through the United States office of a broker will be subject to information reporting and possible backup withholding at a rate of 28% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption in accordance with applicable Treasury regulations. The payment of the proceeds of the sale of the preferred stock, our common stock or the notes to or through the foreign office of a foreign broker generally will not be subject to information reporting or backup withholding. In the case of the payment of proceeds from the disposition of the preferred stock, our common stock or the notes through a foreign office of a broker that is a United States person or a "United States related person," the applicable Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the owner is a non-United States person and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is
(1) a "controlled foreign corporation" for United States federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business or (3) a foreign partnership that, at any time during its taxable year, is more than 50% owned by United States persons or is engaged in the conduct of a United States trade or business. Any amounts withheld under the backup withholding rules from a payment to a Foreign Holder will be allowed as a refund or a credit against such Foreign Holder's United States federal income tax, provided that the required information is timely furnished to the IRS.

                                  UNDERWRITING

     We have entered into an underwriting agreement with Ferris, Baker Watts, Incorporated, which is referred to in this section and elsewhere in this prospectus as "the underwriter." Subject to the terms and conditions contained in the underwriting agreement between us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, all of the 800,000 shares of the preferred stock being offered pursuant to this prospectus.

     This offering will be underwritten on a firm commitment basis. The underwriter proposes to offer shares of the preferred stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of
$     per share. The underwriter may allow, and these selected dealers may
re-allow, a concession of not more than $     per share to other brokers and
dealers. After the shares of the preferred stock are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriter.

     The underwriter's obligations to purchase shares of the preferred stock are subject to conditions contained in the underwriting agreement. The underwriter is obligated to purchase all of the shares of the preferred stock that it has agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if it purchases any shares. The offering of the shares of the preferred stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation and modification of the offering without notice. The underwriter reserves the right to reject any order for the purchase of shares of the preferred stock.

     Except for this offering and the related financial advisory services described below, the underwriter has not engaged in any investment banking or other commercial dealings with us.

UNDERWRITING DISCOUNT AND FINANCIAL ADVISORY FEE

     The following table summarizes the underwriting discount and financial advisory fee to be paid to the underwriter by us:

                                                             TOTAL, WITHOUT    TOTAL, WITH
                                                             OVER-ALLOTMENT   OVER-ALLOTMENT
                                                 PER SHARE      EXERCISE         EXERCISE
                                                 ---------   --------------   --------------
Underwriting Discount..........................  $              $                $
Financial Advisory Fee.........................  $              $                $

     We have agreed to pay the financial advisory fee to the underwriter for services provided to us in connection with evaluating financing alternatives and consulting regarding our capital structure.

OVER-ALLOTMENT OPTION

     We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 80,000 additional shares of the preferred stock at the public offering price, less the underwriting discount and financial advisory fee payable to the underwriter, listed on the cover page of this prospectus solely to cover over-allotments, if any. To the extent that the underwriter exercises the option, the underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares of the preferred stock. We will be obligated, pursuant to the option, to sell such additional shares of the preferred stock to the underwriter to the extent the option is exercised. If any additional shares of the preferred stock are purchased pursuant to the option, the underwriter will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

LOCK-UP AGREEMENTS


     We and our directors and executive officers have agreed that, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of the underwriter, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The underwriter in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

INDEMNIFICATION

     We have agreed to indemnify the underwriter against certain civil liabilities, including certain civil liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     In connection with the offering, the underwriter may engage in over-allotment, syndicate-covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of stabilizing, maintaining or otherwise affecting the price of the preferred stock.

     These syndicate-covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of the preferred stock above that which might otherwise prevail in the open market or preventing or retarding a decline in the market price of the preferred stock. The imposition of a penalty bid may also affect the price of the preferred stock to the extent that it discourages resales. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor the underwriter make any representation or prediction as to the magnitude or effect of any such transaction. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Certain legal matters with respect to the preferred stock, the notes and our common stock will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this offering will be passed upon for the underwriter by Venable LLP, Baltimore, Maryland.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Our consolidated financial statements as of and for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein.

     In June 2002, our board of directors, at the recommendation of our audit committee, approved the appointment of Ernst & Young LLP as our independent registered public accounting firm to audit our financial statements for fiscal year 2002. Ernst & Young LLP replaced Arthur Andersen, which served as our independent auditors since our formation as International Shipholding Corporation in 1978. The decision to change auditors was not the result of any disagreement between Arthur Andersen and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. For a discussion of certain risks associated with Arthur Andersen's audit of our consolidated financial statements, see the section of this prospectus entitled "Risk Factors -- Other Risks."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov. Our website is located at www.intship.com. The information on our website is not part of this prospectus.

                                    GLOSSARY

     Aggregate Vessel Capacity -- The aggregate gross tonnage carrying capacity of our fleet, excluding its LASH barges and its towboats.

     Bareboat Charter -- A "net lease" in which the charterer takes full operational control over the vessel for a specified period of time (usually medium- to long-term) for a specified daily rate that is generally paid monthly to the vessel owner. The bareboat charterer is solely responsible for the operation and management of the vessel and must provide its own crew and pay all operating and voyage expenses.

     Breakbulk Vessel -- An ocean-going vessel that transports general cargo in its hold without first loading such cargo in separate containers. Loading and unloading of a breakbulk vessel requires shoreside assistance.

     Bulk Cargo -- Cargo stowed unpackaged in a vessel's hold, not enclosed in any container such as a box, bale, bag or cask and not subject to mark or count.

     Cape-Size Bulk Carrier -- A vessel defined as having a moulded breadth
(beam) in excess of 32.2 meters and a size exceeding 80,000 DWT. A vessel that exceeds those size limitations cannot make use of the Panama Canal and therefore may cross South America only by rounding Cape Horn.

     Container Ships -- Vessels that are designed to transport multi-purpose standard sized cargo containers that can also be transported by trucks or rail cars.

     Contract of Affreightment -- A contract by which the vessel owner undertakes to provide space on a vessel for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports (or within certain geographical areas) in return for the payment of an agreed amount per unit of cargo carried. Generally, the vessel owner is responsible for all operating and voyage expenses.

     Drydock -- A large, submersible dock in the form of a basin from which the water can be emptied, into which a ship is taken for cleaning and repair of underwater surfaces.

     DWT -- Deadweight tons; the aggregate weight of the cargo, fuel and ballast that a vessel may legally carry.

     FLASH Vessel -- A non-self propelled LASH vessel used to move LASH barges between a large LASH vessel and locations other than the main loading and unloading ports.

     Gross Voyage Profit -- Total revenues less voyage expenses and vessel and barge depreciation.

     Jobs Creation Act -- The American Jobs Creation Act of 2004.

     LASH Vessel -- An ocean-going vessel that can pick up and drop off barges (or lighters) with its own gantry crane and without assistance from shoreside facilities.

     Liner Service -- Operation of a vessel on an established trade route with regularly scheduled sailing dates. The vessel owner receives revenue for the carriage of cargo within the established trading area and pays the operating and voyage expenses incurred.

     Long-Term Charter/Long-Term Contract -- A charter or contract with a duration of more than five years.

     MarAd -- U.S. Maritime Administration, an agency of the U.S. Department of Transportation.

     Medium-Term Charter/Medium-Term Contract -- A charter or contract with a duration of three to five years.

     MSA -- The Maritime Security Act of 1996.

     MSC -- Military Sealift Command, a branch of the U.S. Department of Defense that awards contracts for the transportation of military supplies.

     MSP -- Maritime Security Program; a subsidy program for U.S. flag vessels pursuant to the Maritime Security Act of 1996.

     Multi-Purpose Vessel -- A vessel capable of transporting both containerized and bulk cargo.

     Pure Car/Truck Carrier (or PCTC) -- A vessel specially designed to carry automobiles, trucks and other rolling stock.

     Roll-On/Roll-Off Vessel (or RO/RO) -- An ocean-going vessel designed to load and unload vehicles by driving them on and off the vessel. Generally a roll-on/roll-off vessel can also carry containers.

     SPVs -- Special purpose vessels.

     Time Charter -- A contract in which the charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, generally paid semi-monthly, but the vessel owner retains operational control over the vessel. Typically, the owner fully equips the vessel and is responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses.

     Title XI Guaranteed Loan -- A loan for the purchase or construction of marine equipment, the repayment of which is guaranteed by the United States government in return for a small fee. Such guarantee is secured by vessel mortgages in favor of the government. Because of the government guarantee, such loans are issued at lower interest rates than would otherwise be available.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED FINANCIAL STATEMENTS
Consolidated Condensed Statements of Income for the Three
  Months Ended September 30, 2004 and September 30, 2003 and
  Nine Months Ended September 30, 2004 and September 30,
  2003......................................................   F-2
Consolidated Condensed Balance Sheets as of September 30,
  2004 and December 31, 2003................................   F-3
Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 2004 and September 30, 2003...........   F-5
Notes to Consolidated Condensed Financial Statements........   F-6
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm.....  F-13
Report of Independent Public Accountants....................  F-14
Consolidated Statements of Income for the Years Ended
  December 31, 2003, December 31, 2002 and December 31,
  2001......................................................  F-15
Consolidated Balance Sheets as of December 31, 2003 and
  December 31, 2002.........................................  F-16
Consolidated Statements of Changes in Stockholders'
  Investment for the Years Ended December 31, 2003, December
  31, 2002 and December 31, 2001............................  F-18
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2003, December 31, 2002 and December 31,
  2001......................................................  F-19
Notes to Consolidated Financial Statements..................  F-20

                     INTERNATIONAL SHIPHOLDING CORPORATION

                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME

                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                                    SEPTEMBER 30,             SEPTEMBER 30,
                                               -----------------------   -----------------------
                                                  2004         2003         2004         2003
                                               ----------   ----------   ----------   ----------
                                                 (ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)
                                                                  (UNAUDITED)
Revenues.....................................  $   68,797   $   63,550   $  199,483   $  195,861
Operating Expenses:
  Voyage Expenses............................      58,675       51,905      162,436      153,729
  Vessel and Barge Depreciation..............       4,731        5,287       14,054       15,079
                                               ----------   ----------   ----------   ----------
Gross Voyage Profit..........................       5,391        6,358       22,993       27,053
                                               ----------   ----------   ----------   ----------
Administrative and General Expenses..........       3,903        3,561       11,676       11,379
(Gain) Loss on Sale of Other Assets..........          --         (247)           7         (290)
                                               ----------   ----------   ----------   ----------
Operating Income.............................       1,488        3,044       11,310       15,964
                                               ----------   ----------   ----------   ----------
Interest and Other:
  Interest Expense...........................       2,574        2,962        7,922        9,614
  Loss on Sale of Investment.................          --           --          623           --
  Investment Income..........................        (177)        (119)        (506)        (649)
  Other Loss.................................          --          103           --           --
  Loss on Early Extinguishment of Debt.......          --        2,570           46        1,310
                                               ----------   ----------   ----------   ----------
                                                    2,397        5,516        8,085       10,275
                                               ----------   ----------   ----------   ----------
(Loss) Income Before (Benefit) Provision for
  Income Taxes and Equity in Net Income of
  Unconsolidated Entities....................        (909)      (2,472)       3,225        5,689
                                               ----------   ----------   ----------   ----------
(Benefit) Provision for Income Taxes:
  Current....................................         (79)        (164)         131           --
  Deferred...................................        (189)        (661)       1,158        2,011
  State......................................           8           30           21           98
                                               ----------   ----------   ----------   ----------
                                                     (260)        (795)       1,310        2,109
                                               ----------   ----------   ----------   ----------
Equity in Net Income of Unconsolidated
  Entities (Net of Applicable Taxes).........         869           33        3,030          260
                                               ----------   ----------   ----------   ----------
Net Income (Loss)............................  $      220   $   (1,644)  $    4,945   $    3,840
                                               ==========   ==========   ==========   ==========
Basic and Diluted Earnings Per Share:
  Net Income (Loss)..........................  $     0.04   $    (0.27)  $     0.81   $     0.63
                                               ==========   ==========   ==========   ==========
Weighted Average Shares of Common Stock
  Outstanding:
  Basic......................................   6,082,887    6,082,887    6,082,887    6,082,887
  Diluted....................................   6,088,036    6,082,887    6,092,536    6,082,887

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2004            2003
                                                              -------------   ------------
                                                               (ALL AMOUNTS IN THOUSANDS)
                                                                      (UNAUDITED)
                                          ASSETS
Current Assets:
  Cash and Cash Equivalents.................................    $  11,931      $   8,881
  Restricted Cash...........................................           --            816
  Marketable Securities.....................................        4,837          2,650
  Accounts Receivable, Net of Allowance for Doubtful
     Accounts of $288 and $327 in 2004 and 2003,
     Respectively:
     Traffic................................................       18,463         23,070
     Agents.................................................        5,935          4,119
     Claims and Other.......................................        5,367          9,438
  Federal Income Taxes Receivable...........................          327             --
  Deferred Income Tax.......................................          144            144
  Net Investment in Direct Financing Lease..................        2,284          2,128
  Other Current Assets......................................        5,248          6,295
  Material and Supplies Inventory, at Lower of Cost or
     Market.................................................        3,216          3,177
  Current Assets Held for Disposal..........................           89             89
                                                                ---------      ---------
Total Current Assets........................................       57,841         60,807
                                                                ---------      ---------
Investment in Unconsolidated Entities.......................       10,128          8,413
                                                                ---------      ---------
Net Investment in Direct Financing Lease....................       47,386         49,136
                                                                ---------      ---------
Vessels, Property, and Other Equipment, at Cost:
  Vessels and Barges........................................      325,759        324,413
  Other Equipment...........................................        7,082          5,233
  Terminal Facilities.......................................          140            345
  Furniture and Equipment...................................        3,839          4,304
                                                                ---------      ---------
                                                                  336,820        334,295
  Less -- Accumulated Depreciation..........................     (124,968)      (111,154)
                                                                ---------      ---------
                                                                  211,852        223,141
                                                                ---------      ---------
Other Assets:
  Deferred Charges, Net of Accumulated Amortization of
     $15,541 and $14,614 in 2004 and 2003, Respectively.....       14,514         12,319
  Acquired Contract Costs, Net of Accumulated Amortization
     of $22,522 and $21,430 in 2004 and 2003,
     Respectively...........................................        8,004          9,095
  Restricted Cash...........................................        6,541          6,590
  Due from Related Parties..................................        2,535          2,535
  Other.....................................................        9,111         10,415
                                                                ---------      ---------
                                                                   40,705         40,954
                                                                ---------      ---------
Total Assets................................................    $ 367,912      $ 382,451
                                                                =========      =========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2004            2003
                                                              -------------   ------------
                                                               (ALL AMOUNTS IN THOUSANDS)
                                                                      (UNAUDITED)
                         LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current Maturities of Long-Term Debt......................    $ 13,815        $ 14,866
  Accounts Payable and Accrued Liabilities..................      29,500          35,510
  Federal Income Tax Payable................................          --             183
                                                                --------        --------
Total Current Liabilities...................................      43,315          50,559
                                                                --------        --------
Billings in Excess of Income Earned and Expenses Incurred...       1,809           5,271
                                                                --------        --------
Long-Term Debt, Less Current Maturities.....................     152,316         164,144
                                                                --------        --------
Other Long-Term Liabilities:
  Deferred Income Taxes.....................................      22,601          19,565
  Other.....................................................      20,528          21,545
                                                                --------        --------
                                                                  43,129          41,110
                                                                --------        --------
Commitments and Contingent Liabilities
Stockholders' Investment:
  Common Stock..............................................       6,756           6,756
  Additional Paid-In Capital................................      54,450          54,450
  Retained Earnings.........................................      74,875          69,930
  Less -- Treasury Stock....................................      (8,704)         (8,704)
  Accumulated Other Comprehensive Loss......................         (34)         (1,065)
                                                                --------        --------
                                                                 127,343         121,367
                                                                --------        --------
Total Liabilities and Stockholders' Investment..............    $367,912        $382,451
                                                                ========        ========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (ALL AMOUNTS IN
                                                                  THOUSANDS)
                                                                  (UNAUDITED)
Cash Flows from Operating Activities:
  Net Income................................................  $  4,945   $  3,840
  Adjustments to Reconcile Net Income to Net Cash Provided
     by Operating Activities:
     Depreciation...........................................    14,422     15,670
     Amortization of Deferred Charges and Other Assets......     5,735      5,657
     Deferred Provision for Federal Income Taxes............     1,158      2,011
     Equity in Net Income of Unconsolidated Entities........    (3,030)      (260)
     Loss (Gain) on Sale of Other Assets....................         7       (290)
     Loss on Early Extinguishment of Debt...................        46      1,310
     Loss on Sale of Investment.............................       623         --
  Changes in:
     Accounts Receivable....................................     6,863       (381)
     Inventories and Other Current Assets...................       522       (544)
     Deferred Drydocking Charges............................    (5,751)    (1,112)
     Other Assets...........................................     1,049      2,126
     Accounts Payable and Accrued Liabilities...............    (6,245)     4,028
     Federal Income Taxes Payable...........................      (819)     2,791
     Billings in Excess of Income Earned and Expenses
      Incurred..............................................    (3,462)      (707)
     Other Long-Term Liabilities............................    (1,590)    (5,730)
                                                              --------   --------
Net Cash Provided by Operating Activities...................    14,473     28,409
                                                              --------   --------
Cash Flows from Investing Activities:
     Net Investment in Direct Financing Lease...............     1,594      1,437
     Additions to Vessels and Other Assets..................    (1,802)    (5,287)
     Proceeds from Sale of Vessels and Other Assets.........        --        478
     Purchase of and Proceeds from Short Term Investments...    (2,273)        46
     Proceeds from Sale of Marketable Equity Securities.....        --        200
     Distributions from Unconsolidated Entities.............     3,043        128
     Partial Sale of Unconsolidated Entities................        --      1,921
     Net Decrease in Restricted Cash Account................       865        384
     Other Investing Activities.............................       113          6
                                                              --------   --------
Net Cash Provided (Used) by Investing Activities............     1,540       (687)
                                                              --------   --------
Cash Flows from Financing Activities:
     Proceeds from Issuance of Debt.........................     1,000     41,000
     Repayment of Debt......................................   (13,879)   (64,728)
     Additions to Deferred Financing Charges................       (68)      (221)
     Other Financing Activities.............................       (16)      (197)
                                                              --------   --------
Net Cash Used by Financing Activities.......................   (12,963)   (24,146)
                                                              --------   --------
Net Increase in Cash and Cash Equivalents...................     3,050      3,576
Cash and Cash Equivalents at Beginning of Period............     8,881      4,419
                                                              --------   --------
Cash and Cash Equivalents at End of Period..................  $ 11,931   $  7,995
                                                              ========   ========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004
                                  (UNAUDITED)

NOTE 1.  BASIS OF PREPARATION

     We have prepared the accompanying unaudited interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission, and we have omitted certain information and footnote disclosures required by generally accepted accounting principles for complete financial statements. The condensed consolidated balance sheet as of December 31, 2003 has been derived from the audited financial statements at that date. We suggest that you read these interim statements in conjunction with the financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2003. We have made certain reclassifications to prior period financial information in order to conform to current year presentations.

     The foregoing 2004 interim results are not necessarily indicative of the results of operations for the full year 2004. Interim statements are subject to possible adjustments in connection with the annual audit of our accounts for the full year 2004. Management believes that all adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation of the information shown have been made.

     Our policy is to consolidate all subsidiaries in which we hold a greater than 50% voting interest and to use the equity method to account for investments in entities in which we hold a 20% to 50% voting interest. We use the cost method to account for investments in entities in which we hold less than 20% voting interest and in which we cannot exercise significant influence over operating and financial activities.

     We have eliminated all significant intercompany accounts and transactions.

NOTE 2.  EMPLOYEE BENEFIT PLANS

     The following table provides the components of net periodic benefit cost for the pension plan:

                                                      THREE MONTHS       NINE MONTHS
                                                     ENDED SEPT. 30,   ENDED SEPT. 30,
                                                     ---------------   ---------------
                                                      2004     2003     2004     2003
                                                     ------   ------   -------   -----
                                                        (ALL AMOUNTS IN THOUSANDS)
Components of net periodic benefit cost:
Service cost.......................................  $ 137    $ 117    $   411   $ 351
Interest cost......................................    308      298        924     894
Expected return on plan assets.....................   (346)    (300)    (1,038)   (900)
Amortization of prior service cost.................      2        2          6       6
Amortization of net actuarial loss.................     23       47         69     141
                                                     -----    -----    -------   -----
Net periodic benefit cost..........................  $ 124    $ 164    $   372   $ 492
                                                     =====    =====    =======   =====

                     INTERNATIONAL SHIPHOLDING CORPORATION

     The following table provides the components of net periodic benefit cost for the postretirement benefits plan:

                                                            THREE MONTHS       NINE MONTHS
                                                           ENDED SEPT. 30,   ENDED SEPT. 30,
                                                           ---------------   ---------------
                                                            2004     2003     2004     2003
                                                           ------   ------   ------   ------
                                                              (ALL AMOUNTS IN THOUSANDS)
Components of net periodic benefit cost:
Service cost.............................................   $ 19     $ 16     $ 57     $ 48
Interest cost............................................    147      149      441      447
Amortization of net actuarial loss.......................     25       17       75       51
                                                            ----     ----     ----     ----
Net periodic benefit cost................................   $191     $182     $573     $546
                                                            ====     ====     ====     ====

     We contributed $143,000 to our pension plan in the first quarter of 2004. We do not expect to make any further contributions to our pension plan in 2004 and we do not expect to make any contributions to our post retirement benefits plan in 2004.

     In December of 2003, the Medicare Prescription Drug, Improvements, and Modernization Act of 2003 (the "Act") was signed into law. In addition to including numerous other provisions that have potential effects on an employer's retiree health plan, the Medicare law included a special subsidy for employers that sponsor retiree health plans with prescription drug benefits that are at least as favorable as the new Medicare Part D benefit. In May of 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements, and Modernization Act of 2003," that provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. We are still evaluating whether our plan is actuarially equivalent, although its impact on our financial position and results of operations is not material.

NOTE 3.  OPERATING SEGMENTS

     Our four operating segments, Liner Services, Time Charter Contracts, Contracts of Affreightment, and Rail-Ferry Service, are identified primarily by the characteristics of the contracts and terms under which our vessels and barges are operated. We report in the Other category results of several of our subsidiaries that provide ship charter brokerage, agency, and other specialized services primarily to our operating segments. We manage each reportable segment separately, as each requires different resources depending on the nature of the contract or terms under which each vessel within the segment operates.

     We do not allocate administrative and general expenses, investment income, other income, losses or gains on early extinguishment of debt, equity in net income of unconsolidated entities, or income taxes to our segments. Intersegment revenues are based on market prices and include revenues earned by subsidiaries that provide specialized services to the operating segments.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     The following table presents information about segment profit and loss for the three months ended September 30, 2004 and 2003:

                                                TIME
                                    LINER      CHARTER    CONTRACTS OF    RAIL-FERRY
                                   SERVICES   CONTRACTS   AFFREIGHTMENT    SERVICE     OTHER    ELIMINATION    TOTAL
                                   --------   ---------   -------------   ----------   ------   -----------   -------
                                                               (ALL AMOUNTS IN THOUSANDS)
2004
Revenues from external
  customers......................  $25,725     $29,585       $4,018        $ 3,939     $5,530         --      $68,797
Intersegment revenues............       --          --           --             --      3,115     (3,115)          --
Vessel and barge depreciation....      859       2,332          604            729        207         --        4,731
Gross voyage (loss) profit.......   (1,191)      7,432        1,013         (1,664)      (199)        --        5,391
Interest expense.................      188       1,487          370            480         49         --        2,574
Segment (loss) profit............   (1,379)      5,945          643         (2,144)      (248)        --        2,817
---------------------------------------------------------------------------------------------------------------------
2003
Revenues from external
  customers......................  $18,340     $31,965       $3,991        $ 3,758     $5,496         --      $63,550
Intersegment revenues............       --          --           --             --      3,297     (3,297)          --
Vessel and barge depreciation....      956       2,886          605            729        111         --        5,287
Gross voyage (loss) profit.......   (1,192)      6,271        1,619           (853)       513         --        6,358
Interest expense.................      240       1,693          458            524         47         --        2,962
Gain on sale of other assets.....       --          --           --             --        247         --          247
Segment (loss) profit............   (1,432)      4,578        1,161         (1,377)       713         --        3,643

     The following table presents information about segment profit and loss for the nine months ended September 30, 2004 and 2003:

                                              TIME
                                  LINER      CHARTER    CONTRACTS OF    RAIL-FERRY
                                 SERVICES   CONTRACTS   AFFREIGHTMENT    SERVICE      OTHER    ELIMINATION    TOTAL
                                 --------   ---------   -------------   ----------   -------   -----------   --------
                                                              (ALL AMOUNTS IN THOUSANDS)
2004
Revenues from external
  customers....................  $71,332     $87,086       $12,048       $11,923     $17,094          --     $199,483
Intersegment revenues..........       --          --            --            --       9,344      (9,344)          --
Vessel and barge
  depreciation.................    2,570       6,898         1,813         2,187         586          --       14,054
Gross voyage (loss) profit.....     (429)     22,144         3,737        (3,382)        923          --       22,993
Interest expense...............      614       4,533         1,140         1,476         159          --        7,922
Loss on sale of other assets...       --          --            --            --          (7)         --           (7)
Segment (loss) profit..........   (1,043)     17,611         2,597        (4,858)        757          --       15,064
---------------------------------------------------------------------------------------------------------------------
2003
Revenues from external
  customers....................  $58,290     $98,579       $12,008       $11,138     $15,846          --     $195,861
Intersegment revenues..........       --          --            --            --      10,180     (10,180)          --
Vessel and barge
  depreciation.................    2,598       8,204         1,813         2,187         277          --       15,079
Gross voyage (loss) profit.....   (1,737)     25,508         4,100        (2,002)      1,184          --       27,053
Interest expense...............      809       5,506         1,372         1,768         159          --        9,614
Gain on sale of other assets...       --          --            --            --         290          --          290
Segment (loss) profit..........   (2,546)     20,002         2,728        (3,770)      1,315          --       17,729

                     INTERNATIONAL SHIPHOLDING CORPORATION

     Following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements:

                                               THREE MONTHS ENDED     NINE MONTHS ENDED
                                                    SEPT. 30,             SEPT. 30,
                                               -------------------   -------------------
                                                 2004       2003       2004       2003
                                               --------   --------   --------   --------
                                                      (ALL AMOUNTS IN THOUSANDS)
Total reportable segment profit..............  $ 2,817    $ 3,643    $ 15,064   $ 17,729
Unallocated amounts:
  Administrative and general expenses........   (3,903)    (3,561)    (11,676)   (11,379)
  Loss on sale of investment.................       --         --        (623)        --
  Investment income..........................      177        119         506        649
  Other loss.................................       --       (103)         --         --
  Loss on early extinguishment of debt.......       --     (2,570)        (46)    (1,310)
                                               -------    -------    --------   --------
(Loss) income before (benefit) provision for
  income taxes and equity in net income of
  unconsolidated entities....................  $  (909)   $(2,472)   $  3,225   $  5,689
                                               =======    =======    ========   ========

NOTE 4.  UNCONSOLIDATED ENTITIES

     In the fourth quarter of 2003, through our wholly-owned subsidiary, we acquired a 50% investment in Dry Bulk Cape Holding Inc. ("Dry Bulk"), which owns two cape-size bulk carrier vessels built in calendar years 2002 and 2003. We account for our investment in Dry Bulk under the equity method, and as such our share of the earnings or losses of Dry Bulk is reported, net of taxes, in our consolidated statements of income. For the nine months ended September 30, 2004, our portion of earnings, net of taxes, was $2.3 million. For the three months ended September 30, 2004, our portion of earnings net of taxes was $593,000. In April of 2004, we received a cash distribution of $1.6 million from Dry Bulk representing first quarter earnings and in July of 2004, we received a cash distribution of $1 million from Dry Bulk representing second quarter earnings, which were both recorded as reductions of our investment in Dry Bulk.

     At September 30, 2004, we guarantee a portion of the outstanding debt of Dry Bulk. The guarantee is for the full remaining term of the associated debt, which was approximately 7 years as of September 30, 2004. Performance by us would be required under the guarantee in the event of default by Dry Bulk on its third party debt. This represents non-recourse debt to us. The portion of the outstanding debt that we guaranteed at September 30, 2004, was $30,697,000.

     The unaudited combined condensed results of operations of Dry Bulk are summarized below:

                                                             THREE MONTHS     NINE MONTHS
                                                                 ENDED           ENDED
                                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                                 2004            2004
                                                             -------------   -------------
                                                                (AMOUNTS IN THOUSANDS)
Operating Revenue..........................................     $4,210          $14,138
Operating Income...........................................     $2,634          $ 9,515
Net Income.................................................     $1,822          $ 7,058

NOTE 5.  EARNINGS PER SHARE

     Basic and diluted earnings per share were computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Stock options covering 475,000 shares

                     INTERNATIONAL SHIPHOLDING CORPORATION
were included in the computation of diluted earnings per share in the three months and nine months ended September 30, 2004, but were excluded from the computation of diluted earnings per share in the three months and nine months ended September 30, 2003, as the effect would have been antidilutive.

NOTE 6.  COMPREHENSIVE INCOME (LOSS)

     The following table summarizes components of comprehensive income (loss) for the three months ended September 30, 2004 and 2003:

                                                                THREE MONTHS
                                                              ENDED SEPT. 30,
                                                              ----------------
                                                              2004      2003
                                                              -----   --------
                                                                (AMOUNTS IN
                                                                 THOUSANDS)
Net Income (Loss)...........................................  $220    $(1,644)
Other Comprehensive Income (Loss):
  Unrealized Holding Gain on Marketable Securities, Net of
     Deferred Taxes of $21 and $22, Respectively............    40         41
  Net Change in Fair Value of Derivatives, Net of Deferred
     Taxes of $188 and $37, Respectively....................   350         69
                                                              ----    -------
Total Comprehensive Income (Loss)...........................  $610    $(1,534)
                                                              ====    =======

     The following table summarizes components of comprehensive income (loss) for the nine months ended September 30, 2004 and 2003:

                                                                NINE MONTHS
                                                              ENDED SEPT. 30,
                                                              ---------------
                                                               2004     2003
                                                              ------   ------
                                                                (AMOUNTS IN
                                                                THOUSANDS)
Net Income..................................................  $4,945   $3,840
Other Comprehensive Income (Loss):
  Recognition of Unrealized Holding Loss on Marketable
     Securities, Net of Deferred Taxes of $216..............     402       --
  Unrealized Holding (Loss) Gain on Marketable Securities,
     Net of Deferred Taxes of ($28) and $120,
     Respectively...........................................     (52)     222
  Net Change in Fair Value of Derivatives, Net of Deferred
     Taxes of $367 and $374, Respectively...................     681      694
                                                              ------   ------
Total Comprehensive Income..................................  $5,976   $4,756
                                                              ======   ======

NOTE 7.  COAL CARRIER CONTRACT

     As previously reported, our wholly owned subsidiary, Enterprise Ship Company, Inc. ("Enterprise"), time charters the U.S. flag coal carrier, Energy Enterprise, to US Generating New England, Inc. ("USGenNE"), an indirect subsidiary of PG&E Corporation. On July 8, 2003, USGenNE filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code and has subsequently filed with the court an extension of time to submit its bankruptcy plan until March 1, 2005, and an extension of time until May 1, 2005, to solicit acceptance to its plan. USGenNE is current in all of its obligations to Enterprise under the time charter except for approximately $850,000 of pre-petition invoices covering charter hire and related expenses. The $850,000 is an unsecured claim in the bankruptcy proceeding. Under the federal bankruptcy laws, USGenNE has the right to either accept or reject the

                     INTERNATIONAL SHIPHOLDING CORPORATION
charter. If USGenNE accepts the charter, it is then required to meet its financial obligations under the charter including the $850,000 pre-petition invoices. If USGenNE rejects the charter, then Enterprise would have a priority administrative claim with respect to all amounts due it under the charter related to the post-petition period. At this time, we cannot predict whether the charter will be accepted or rejected; therefore, we have not provided an allowance for the pre-petition invoices in our financial statements as of September 30, 2004. In the event the charter is ultimately rejected, management believes the vessel can be utilized in alternative employment without incurring a material impairment to the vessel's carrying value, although we can give no assurance at this time. Although USGenNE has continued to use the vessel in 2004 through the date of this report, we can give no assurance whether USGenNE will continue to use the vessel through the end of the year.

NOTE 8.  INCOME TAXES

     Under current United States tax law, U.S. companies like us and their domestic subsidiaries generally are taxed on all income, including in our case income from shipping operations, whether derived in the United States or abroad. With respect to any foreign subsidiary in which we hold more than a 50 percent interest (referred to in the tax laws as controlled foreign corporations, or "CFCs"), we are treated as having received a current taxable distribution of our pro rata share of income derived from foreign shipping operations.

     The recently-enacted American Jobs Creation Act of 2004 (the "Jobs Creation Act"), which becomes effective for us on January 1, 2005, will change the United States tax treatment of our U.S. flag vessels in foreign operations and foreign flag shipping operations.

     We intend to make an election under the Jobs Creation Act to have our U.S. flag operations (other than those of two ineligible vessels used exclusively in United States coastwise commerce) taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime. As a result of that election, our gross income for United States income tax purposes with respect to our eligible U.S. flag vessels will not include (1) income from qualifying shipping activities in U.S. foreign trade (i.e., transportation between the U.S. and foreign ports or between foreign ports), (2) income from cash, bank deposits and other temporary investments that are reasonably necessary to meet the working capital requirements of our qualifying shipping activities, and (3) income from cash or other intangible assets accumulated pursuant to a plan to purchase qualifying shipping assets.

     Under the tonnage tax regime, our taxable income with respect to the operations of our eligible U.S. flag vessels will be based on a "daily notional taxable income," which will be taxed at the highest corporate income tax rate. The daily notional taxable income from the operation of a qualifying vessel will be 40 cents per 100 tons of the net tonnage of the vessel (up to 25,000 net tons), and 20 cents per 100 tons of the net tonnage of the vessel in excess of 25,000 net tons. The taxable income of each qualifying vessel will be the product of its daily notional taxable income and the number of days during the taxable year that the vessel operates in United States foreign trade.

     Under the Jobs Creation Act, the taxable income from the shipping operations of our CFCs will generally no longer be subject to current United States income tax but will be deferred until repatriated. Although we are still analyzing the Jobs Creation Act, we currently estimate that it will result in a $11.5 million reduction of our deferred tax provision which will be recorded and reflected in our results of operations in the period in which our election under the Jobs Creation Act is made. We are awaiting guidance from the Internal Revenue Service as to the earliest period this election can be made. In addition, we project that our effective tax rate under the Jobs Creation Act will be reduced to approximately 25% in fiscal years 2005 and 2006 with a further reduction to approximately 8% in fiscal years thereafter that the Jobs Creation Act remains in effect.

                     INTERNATIONAL SHIPHOLDING CORPORATION

NOTE 9.  NEW ACCOUNTING PRONOUNCEMENTS

     In January of 2003, the FASB issued Financial Accounting Series Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity, where the company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. We have investments in certain unconsolidated entities in which we have less than 100% ownership. We have evaluated these investments and determined that we do not have any investments in variable interest entities. Therefore, the adoption of FIN No. 46 as of January 1, 2004 did not have an impact on the financial statements.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
International Shipholding Corporation

     We have audited the accompanying consolidated balance sheets of International Shipholding Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' investment and cash flows for the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of International Shipholding Corporation as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations and whose report dated January 11, 2002, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Shipholding Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     As discussed above, the financial statements of International Shipholding Corporation as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note K, the Company changed the composition of reportable segments in 2002 and the 2001 financial statements have been revised to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to revise the disclosures of reportable segments reflected in the 2001 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

                                          /s/ ERNST & YOUNG LLP

New Orleans, Louisiana
January 29, 2004

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH INTERNATIONAL SHIPHOLDING CORPORATION'S FILING ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of International Shipholding Corporation:

     We have audited the accompanying consolidated balance sheets of International Shipholding Corporation (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Shipholding Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana
January 11, 2002

                     INTERNATIONAL SHIPHOLDING CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                               2003            2002            2001
                                                           -------------   -------------   -------------
                                                           (ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)
Revenues.................................................   $  257,813      $  227,412      $  304,370
Operating Expenses:
  Voyage Expenses........................................      203,839         177,836         246,180
  Vessel and Barge Depreciation..........................       20,134          19,140          30,960
  Impairment Loss........................................           --             (66)         81,038
                                                            ----------      ----------      ----------
Gross Voyage Profit (Loss)...............................       33,840          30,502         (53,808)
                                                            ----------      ----------      ----------
Administrative and General Expenses......................       15,646          15,734          23,578
Gain on Sale of Vessels and Other Assets.................       (1,393)           (557)         (3,501)
                                                            ----------      ----------      ----------
Operating Income (Loss)..................................       19,587          15,325         (73,885)
                                                            ----------      ----------      ----------
Interest and Other:
  Interest Expense.......................................       12,514          17,706          26,737
  Impairment Loss on Investment..........................           --             598              --
  Investment Income......................................       (2,162)           (656)         (1,157)
  Other Income...........................................           --          (1,498)             --
  Loss (Gain) on Early Extinguishment of Debt............        1,310             (65)            (23)
                                                            ----------      ----------      ----------
                                                                11,662          16,085          25,557
                                                            ----------      ----------      ----------
Income (Loss) Before Provision (Benefit) for Income Taxes
  and Equity in Net Income of Unconsolidated Entities....        7,925            (760)        (99,442)
                                                            ----------      ----------      ----------
Provision (Benefit) for Income Taxes:
  Current................................................          183              --              47
  Deferred...............................................        2,634            (170)        (34,690)
  State..................................................           39             101              83
                                                            ----------      ----------      ----------
                                                                 2,856             (69)        (34,560)
                                                            ----------      ----------      ----------
Equity in Net Income of Unconsolidated Entities (Net of
  Applicable Taxes)......................................          422             555             463
                                                            ----------      ----------      ----------
Net Income (Loss)........................................   $    5,491      $     (136)     $  (64,419)
                                                            ==========      ==========      ==========
Basic and Diluted Earnings Per Share:
  Net Income (Loss)......................................   $     0.90      $    (0.02)     $   (10.59)
                                                            ==========      ==========      ==========
Basic and Diluted Weighted Average Shares of Common Stock
  Outstanding............................................    6,082,887       6,082,887       6,082,887
                                                            ==========      ==========      ==========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                              (ALL AMOUNTS IN THOUSANDS)
                                         ASSETS
Current Assets:
  Cash and Cash Equivalents.................................   $   8,881      $   4,419
  Restricted Cash...........................................         816             --
  Marketable Securities.....................................       2,650          2,211
  Accounts Receivable, Net of Allowance for Doubtful
     Accounts of $327 and $332 in 2003 and 2002,
     Respectively:
     Traffic................................................      23,070         16,341
     Agents'................................................       4,119          4,343
     Claims and Other.......................................       9,438          9,408
  Federal Income Taxes Receivable...........................          --          5,755
  Deferred Income Tax.......................................         144            576
  Net Investment in Direct Financing Lease..................       2,128          1,944
  Other Current Assets......................................       6,295          6,212
  Material and Supplies Inventory, at Lower of Cost or
     Market.................................................       3,177          3,492
  Current Assets Held for Disposal..........................          89          2,762
                                                               ---------      ---------
Total Current Assets........................................      60,807         57,463
                                                               ---------      ---------
Marketable Equity Securities................................          --            200
                                                               ---------      ---------
Investment in Unconsolidated Entities.......................       8,413          8,251
                                                               ---------      ---------
Net Investment in Direct Financing Lease....................      49,136         51,264
                                                               ---------      ---------
Vessels, Property, and Other Equipment, at Cost:
  Vessels and Barges........................................     324,413        336,755
  Other Equipment...........................................       5,233          5,507
  Terminal Facilities.......................................         345            336
  Furniture and Equipment...................................       4,304          9,042
                                                               ---------      ---------
                                                                 334,295        351,640
  Less -- Accumulated Depreciation..........................    (111,154)      (110,535)
                                                               ---------      ---------
                                                                 223,141        241,105
                                                               ---------      ---------
Other Assets:
  Deferred Charges, Net of Accumulated Amortization of
     $14,614 and $13,572 in 2003 and 2002, Respectively.....      12,319         14,628
  Acquired Contract Costs, Net of Accumulated Amortization
     of $21,430 and $19,976 in 2003 and 2002,
     Respectively...........................................       9,095         10,550
  Restricted Cash...........................................       6,590          8,096
  Due from Related Parties..................................       2,535          2,609
  Other.....................................................      10,415         12,586
                                                               ---------      ---------
                                                                  40,954         48,469
                                                               ---------      ---------
Total Assets................................................   $ 382,451      $ 406,752
                                                               =========      =========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                               (ALL AMOUNTS IN THOUSANDS
                                                                  EXCEPT SHARE DATA)
                        LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current Maturities of Long-Term Debt......................    $ 14,866       $ 21,362
  Accounts Payable and Accrued Liabilities..................      35,510         34,252
  Federal Income Tax Payable................................         183             --
                                                                --------       --------
Total Current Liabilities...................................      50,559         55,614
                                                                --------       --------
Billings in Excess of Income Earned and Expenses Incurred...       5,271          1,207
                                                                --------       --------
Long-Term Debt, Less Current Maturities.....................     164,144        192,297
                                                                --------       --------
Other Long-Term Liabilities:
  Deferred Income Taxes.....................................      19,565         14,358
  Claims and Other..........................................      21,545         28,049
                                                                --------       --------
                                                                  41,110         42,407
                                                                --------       --------
Commitments and Contingent Liabilities
Stockholders' Investment:
  Common Stock, $1.00 Par Value, 10,000,000 Shares
     Authorized, 6,756,330 Shares Issued at December 31,
     2003 and 2002..........................................       6,756          6,756
  Additional Paid-In Capital................................      54,450         54,450
  Retained Earnings.........................................      69,930         64,439
  Less -- 673,443 Shares of Common Stock in Treasury, at
     Cost, at December 31, 2003 and 2002....................      (8,704)        (8,704)
  Accumulated Other Comprehensive Loss......................      (1,065)        (1,714)
                                                                --------       --------
                                                                 121,367        115,227
                                                                --------       --------
Total Liabilities and Stockholders' Investment..............    $382,451       $406,752
                                                                ========       ========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT

                                                                                             ACCUMULATED
                                                         ADDITIONAL                             OTHER
                                                COMMON    PAID-IN     RETAINED   TREASURY   COMPREHENSIVE
                                                STOCK     CAPITAL     EARNINGS    STOCK     INCOME (LOSS)    TOTAL
                                                ------   ----------   --------   --------   -------------   --------
                                                                     (ALL AMOUNTS IN THOUSANDS)
Balance at December 31, 2000..................  $6,756    $54,450     $129,755   $(8,704)      $  (725)     $181,532
Comprehensive Loss:
  Net Loss for Year Ended December 31, 2001...     --          --      (64,419)       --            --       (64,419)
  Other Comprehensive Income (Loss):
     Unrealized Holding Loss on Marketable
       Securities, Net of Deferred Taxes of
       ($76)..................................     --          --           --        --          (144)         (144)
     Cumulative Effect of Adoption of SFAS No.
       133, Net of Deferred Taxes of $135, on
       January 1, 2001........................     --          --           --        --           250           250
     Net Change in Fair Value of Derivatives,
       Net of Deferred Taxes of ($836)........     --          --           --        --        (1,553)       (1,553)
                                                                                                            --------
Total Comprehensive Loss......................                                                               (65,866)
Cash Dividends................................     --          --         (761)       --            --          (761)
                                                ------    -------     --------   -------       -------      --------
Balance at December 31, 2001..................  $6,756    $54,450     $ 64,575   $(8,704)      $(2,172)     $114,905
                                                ------    -------     --------   -------       -------      --------
Comprehensive Income:
  Net Loss for Year Ended December 31, 2002...     --          --         (136)       --            --          (136)
  Other Comprehensive Income (Loss):
     Unrealized Holding Loss on Marketable
       Securities, Net of Deferred Taxes of
       ($194).................................     --          --           --        --          (362)         (362)
     Recognition of Unrealized Holding Loss on
       Marketable Securities, Net of Deferred
       Taxes of $248..........................     --          --           --        --           461           461
  Net Change in Fair Value of Derivatives Net
     of Deferred Taxes of $193................     --          --           --        --           359           359
                                                                                                            --------
Total Comprehensive Income....................                                                                   322
                                                ------    -------     --------   -------       -------      --------
Balance at December 31, 2002..................  $6,756    $54,450     $ 64,439   $(8,704)      $(1,714)     $115,227
                                                ------    -------     --------   -------       -------      --------
Comprehensive Income:
  Net Income for Year Ended December 31,
     2003.....................................     --          --        5,491        --            --         5,491
  Other Comprehensive Income (Loss):
     Unrealized Holding Gain on Marketable
       Securities, Net of Deferred Taxes of
       $207...................................     --          --           --        --           387           387
  Net Change in Fair Value of Derivatives, Net
     of Deferred Taxes of $141................     --          --           --        --           262           262
                                                                                                            --------
Total Comprehensive Income....................                                                                 6,140
                                                ------    -------     --------   -------       -------      --------
Balance at December 31, 2003..................  $6,756    $54,450     $ 69,930   $(8,704)      $(1,065)     $121,367
                                                ======    =======     ========   =======       =======      ========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2003        2002       2001
                                                             ---------   --------   ---------
                                                                (ALL AMOUNTS IN THOUSANDS)
Cash Flows from Operating Activities:
  Net Income (Loss)........................................  $   5,491   $   (136)  $ (64,419)
  Adjustments to Reconcile Net Income (Loss) to Net Cash
     Provided by Operating Activities:
     Depreciation..........................................     20,855     20,123      32,580
     Amortization of Deferred Charges and Other Assets.....      7,525      7,994      11,311
     Provision (Benefit) for Deferred Income Taxes.........      2,634       (170)    (34,690)
     Equity in Net Income of Unconsolidated Entities.......       (422)      (555)       (463)
     Gain on Sale of Other Assets..........................     (1,393)      (557)     (3,501)
     Impairment Loss.......................................         --        (66)     81,038
     Impairment Loss on Investment.........................         --        598          --
     Loss (Gain) on Early Extinguishment of Debt...........      1,310        (65)        (23)
  Changes in:
     Accounts Receivable...................................     (7,390)    14,540      20,763
     Inventories and Other Current Assets..................        231       (397)      3,790
     Deferred Drydocking Charges...........................     (2,210)    (2,906)     (7,589)
     Other Assets..........................................      2,668      3,035         846
     Accounts Payable and Accrued Liabilities..............      3,536    (15,054)    (13,851)
     Federal Income Taxes Payable..........................      8,379       (564)        982
     Billings in Excess of Income Earned and Expenses
       Incurred............................................      3,270       (558)     (4,109)
     Other Long-Term Liabilities...........................     (5,868)    (6,823)     (1,347)
                                                             ---------   --------   ---------
Net Cash Provided by Operating Activities..................     38,616     18,439      21,318
                                                             ---------   --------   ---------
Cash Flows from Investing Activities:
  Net Investment in Direct Financing Leases................      1,944      1,775       2,540
  Additions to Vessels and Other Property..................     (5,360)    (8,558)    (40,171)
  Proceeds from Sale of Vessels and Other Assets...........      3,299     18,110     126,011
  Purchase of and Proceeds from Short Term Investments.....        126        327       2,824
  Proceeds from Sale of Marketable Equity Securities.......        200         --          --
  Investment in Unconsolidated Entities....................     (3,362)    (2,151)     (3,627)
  Partial Sale of Investment in Unconsolidated Entities....      4,223        110          --
  Net Decrease (Increase) in Restricted Cash Account.......        690       (567)     (5,815)
  Other Investing Activities...............................         12        410          46
                                                             ---------   --------   ---------
Net Cash (Used) Provided by Investing Activities...........      1,772      9,456      81,808
                                                             ---------   --------   ---------
Cash Flows from Financing Activities:
  Proceeds from Issuance of Debt...........................    139,000     41,500      56,300
  Repayment of Debt and Capital Lease Obligations..........   (173,675)   (89,976)   (148,513)
  Additions to Deferred Financing Charges..................     (1,054)      (264)       (195)
  Common Stock Dividends Paid..............................         --         --        (761)
  Other Financing Activities...............................       (197)       114          --
                                                             ---------   --------   ---------
Net Cash Used by Financing Activities......................    (35,926)   (48,626)    (93,169)
                                                             ---------   --------   ---------
Net Increase (Decrease) in Cash and Cash Equivalents.......      4,462    (20,731)      9,957
Cash and Cash Equivalents at Beginning of Year.............      4,419     25,150      15,193
                                                             ---------   --------   ---------
Cash and Cash Equivalents at End of Year...................  $   8,881   $  4,419   $  25,150
                                                             =========   ========   =========

        The accompanying notes are an integral part of these statements.

                     INTERNATIONAL SHIPHOLDING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of International Shipholding Corporation (a Delaware corporation) and its majority-owned subsidiaries. In this report, the terms "we," "us," "our," and "the Company" refer to International Shipholding Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Our policy is to consolidate all subsidiaries in which we hold a greater than 50% voting interest or otherwise exercise significant influence over operating and financial activities. We use the equity method to account for investments in entities in which we hold a 20% to 50% voting interest and the cost method to account for investments in entities in which we hold less than 20% voting interest and in which we cannot exercise significant influence over operating and financial activities.

     Certain reclassifications have been made to the prior period financial information in order to conform to current year presentation.

  NATURE OF OPERATIONS

     Through our subsidiaries, we operate a diversified fleet of U.S. and international flag vessels that provide domestic and international maritime transportation services to commercial customers and agencies of the United States government primarily under medium- to long-term charters or contracts. At December 31, 2003, our fleet consisted of 35 ocean-going vessels, 917 LASH (Lighter Aboard SHip) barges, 22 Haul-Away car carrying trucks, and related shoreside handling facilities. Our strategy is to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire, or construct vessels to meet the requirements of those charters or contracts, and (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  VOYAGE REVENUE AND EXPENSE RECOGNITION

     Revenues and expenses relating to our liner and rail-ferry segments' voyages are recorded over the duration of the voyage. Revenues and expenses relating to our other segments' voyages are recorded when earned or incurred during the reporting period. These segments require no estimates or assumptions when reporting revenues and expenses. On our liner services, the voyage revenues are known at the beginning of the vessel's voyage and are reported through the date of the financial statements based on the relative transit time, which is the time between the vessel's loading port to the vessel's discharge port. Variances from initial revenue voyage estimates are generally not material. Voyage expenditures are estimated at the beginning of the vessel's voyage based on historical cost standards and current estimates received from our vendors and port agents. During the course of the vessel's voyage, typically 30 to 60 days, actual costs replace the original estimates and become part of the historical cost standards. Because of our on-going voyage review process, material variances from our original revenue and expense estimates are reported timely and generally are not recurring.

                     INTERNATIONAL SHIPHOLDING CORPORATION

  SUBSIDY AGREEMENTS

     The Maritime Security Act ("MSA"), which provides for a subsidy program, the Maritime Security Program ("MSP"), for certain U.S. flag vessels, was signed into law in October of 1996. As of December 31, 2003, our U.S. flag LASH vessel, four of our Pure Car/Truck Carriers ("PCTCs"), and two vessels operating under a bareboat charter were qualified and received contracts for MSA participation. Under this program, each participating vessel is eligible to receive an annual payment of $2,100,000, which is subject to annual appropriations and not guaranteed. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the new MSP program are $2,600,000 in years 2006 to 2008, $2,900,000 in years 2009 to 2011, and
$3,100,000 in years 2012 to 2015. We recognize subsidy revenue on a monthly basis over the duration of the qualifying contracts.

  CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

     We consider highly liquid debt instruments with a maturity of three months or less to be cash equivalents. We have categorized all marketable securities as available-for-sale. The carrying amount approximates fair value for each of these instruments.

  INVENTORIES

     Inventories are stated at the lower of cost or market. The base-stock method is used for our vessels, and the first-in, first-out ("FIFO") method is used for fuel.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     We provide an allowance for doubtful accounts for accounts receivable balances estimated to be non-collectible. These provisions are maintained based on identified specific accounts, past experiences, and current trends, and require management's estimates with respect to the amounts that are non-collectible.

  PROPERTY

     For financial reporting purposes, vessels are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of Vessels and Barges, Other Equipment, Terminal Facilities, and Furniture and Equipment are as follows:

                                                              YEARS
                                                              -----
2 LASH Vessels..............................................    30
3 Pure Car/Truck Carriers...................................    20
1 Coal Carrier..............................................    15
5 Other Vessels*............................................    25
Other Equipment.............................................  3-12
Terminal Facilities.........................................  5-10
Furniture and Equipment.....................................  3-10

---------------

* Includes two Special Purpose vessels, a Dockship, a Molten Sulphur Carrier, and a Container vessel.

     At December 31, 2003, our fleet of 35 vessels also included (i) three Roll-On/Roll-Off ("RO/RO") vessels, which we operate, (ii) an Ice Strengthened Breakbulk/Multi-Purpose, a Tanker and a Container vessel, which we charter in for one of our services, (iii) three PCTCs which we charter in for our Time Charter contracts, (iv) two Container vessels under a bareboat agreement, (v) one LASH vessel which we

                     INTERNATIONAL SHIPHOLDING CORPORATION
charter in for our Transatlantic service, (vi) one Molten Sulphur Tanker, which we charter in for our Contract of Affreightment, (vii) two Cape-Size Bulk Carriers in which we own a 50% interest, and (viii) eight Cement Carriers and one Ice Strengthened Bulk Carrier in which we own a 30% interest. Through our 50% ownership in a car transportation truck company, we own 22 Haul-Away car carrying trucks.

     Costs of all major property additions and betterments are capitalized. Ordinary maintenance and repair costs are expensed as incurred. Interest and finance costs relating to vessels, barges, and other equipment under construction are capitalized to properly reflect the cost of assets acquired. No interest was capitalized in 2003, 2002 or 2001.

     At December 31, 2003, our fleet also included 917 LASH barges. We group our LASH barges, excluding those held for disposal, into pools with estimated useful lives corresponding to the remaining useful lives of the vessels with which they are utilized. Major barge refurbishments are capitalized and included in the aforementioned group of barge pools. From time to time, we dispose of barges in the ordinary course of business. In these cases, proceeds from the disposition are credited to the remaining net book value of the respective pool and future depreciation charges are adjusted accordingly.

     We monitor all of our fixed assets for impairment and perform an impairment analysis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," when triggering events or circumstances indicate a fixed asset may be impaired.

  DRYDOCKING COSTS

     We defer certain costs related to the drydocking of our vessels. Deferred drydocking costs are capitalized as incurred and amortized on a straight-line basis over the period between drydockings (generally two to five years). Because drydocking charges can be material in any one period, we believe that the acceptable deferred method provides a better matching for the amortization of those costs over future revenue periods benefiting from the drydocking of our vessel. (See Note J).

  DEFERRED FINANCING CHARGES AND ACQUIRED CONTRACT COSTS

     We amortize our deferred financing charges and acquired contract costs on a straight-line basis over the terms of the related financing and contracts. (See Note J).

  SELF-RETENTION INSURANCE

     We maintain provisions for estimated losses under our self-retention insurance based on estimates of the eventual claims settlement costs. Our policy is to establish self-insurance provisions for each policy year based on independent actuarial estimates, and to maintain the provisions at those levels for the estimated run-off period, approximately two years from the inception of that period. We believe most claims will be reported, or estimates for existing claims will be revised, within this two-year period. Subsequent to this two-year period, self-insurance provisions are adjusted to reflect our current estimate of loss exposure for the policy year. Our estimates are determined based on various factors, such as (1) severity of the injury (for personal injuries) and estimated potential liability based on past judgments and settlements, (2) advice from legal counsel based on its assessment of the facts of the case and its experience in other cases, (3) probability of pre-trial settlement which would mitigate legal costs, (4) historical experience on claims for each specific type of cargo (for cargo damage claims), and (5) whether our seamen are employed in permanent positions or temporary revolving positions. It is reasonably possible that changes in our estimated exposure may occur from time to time. However, if during this two-year period our estimate of loss exposure exceeds the actuarial estimate, then additional

                     INTERNATIONAL SHIPHOLDING CORPORATION
loss provisions are recorded to increase the self-insurance provisions to our estimate of the eventual claims' settlement cost. The measurement of our exposure for self-insurance liability requires management to make estimates and assumptions that affect the amount of loss provisions recorded during the reporting period. Actual results could differ materially from those estimates. (See Note D).

  ASBESTOS CLAIMS

     We maintain provisions for our estimated losses for asbestos claims based on estimates of eventual claims settlement costs. Our policy is to establish provisions based on a range of estimated exposure. We estimate this potential range of exposure using input from legal counsel and internal estimates based on the individual deductible levels for each policy year. We are also indemnified for certain of these claims by the previous owner of one of our wholly-owned subsidiaries. The measurement of our exposure for asbestos liability requires management to make estimates and assumptions that affect the amount of the loss provisions recorded during the period. Our estimates and assumptions are formed from variables such as the maximum deductible levels in a claim year, the amount of the indemnification recovery and the claimant's employment history with the company. Actual results could differ from those estimates.

  INCOME TAXES

     Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Provisions for income taxes include deferred income taxes that are provided on items of income and expense, which affect taxable income in one period and financial income in another.

     Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. However, pursuant to existing U.S. Tax Laws, earnings from certain foreign operations are subject to U.S. income taxes (See Note F).

  FOREIGN CURRENCY TRANSACTIONS

     Certain of our revenues and expenses are converted into or denominated in foreign currencies, primarily Singapore Dollar, Indonesian Rupiah, Euro, British Pound, Mexican Peso and Indian Rupee. All exchange adjustments are charged or credited to income in the year incurred. Exchange losses of $96,000, $227,000, and $54,000 were recognized for the years ended December 31, 2003, 2002, and 2001, respectively.

  DIVIDEND POLICY

     The Board of Directors declared and paid dividends of 6.25 cents per share for the first and second quarter in 2001. In June of 2001, the Board of Directors elected to suspend future quarterly dividend payments indefinitely as those payments would have exceeded the restricted payments amount as defined in our debt covenants (See Note C).

  NET INCOME PER COMMON SHARE

     Earnings per common share are based on the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding was 6,082,887 for the years ended December 31, 2003, 2002 and 2001. Basic and diluted weighted average common shares outstanding were the same for each of these years. The effect of 475,000 stock options granted during 1999 was anti-dilutive for all periods (See Note E).

                     INTERNATIONAL SHIPHOLDING CORPORATION

  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, in order to consider a derivative instrument as a hedge, (i) we must designate the instrument as a hedge of future transactions, and (ii) the instrument must reduce our exposure to the applicable risk. If the above criteria are not met, we must record the fair market value of the instrument at the end of each period and recognize the related gain or loss through earnings. If the instrument qualifies as a hedge, net settlements under the agreement are recognized as an adjustment to earnings, while changes in the fair market value of the hedge are recorded through Stockholders' Investment in Other Comprehensive Income. We recognize the fair market value of the hedge through earnings at the time of maturity, sale or termination of the hedge.

     We adopted SFAS No. 133, as amended, on January 1, 2001, which resulted in a cumulative effect of accounting change to earnings of $16,000 and an increase in Other Comprehensive Income of $385,000. We employ interest rate swap agreements, foreign currency contracts, and commodity swap contracts (See Note
N).

  STOCK-BASED COMPENSATION

     We account for stock-based compensation using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized for employee stock options issued under the Stock Incentive Plan if the exercise price of the options equals the market price of our stock on the date of grant (See Note E).

  PENSION AND POSTRETIREMENT BENEFITS

     Our pension and postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuary and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and postretirement obligations and future expense.

  NEW ACCOUNTING PRONOUNCEMENTS

     In April of 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which is effective for fiscal years beginning after May 15, 2002. This statement, among other matters, revises current guidance with respect to gains and losses on early extinguishment of debt. Under SFAS No. 145, gains and losses on early extinguishment of debt are no longer treated as extraordinary items unless they meet the criteria for extraordinary treatment in APB Opinion No. 30. We adopted SFAS No. 145 effective January 1, 2003, and reclassified gains and losses on early extinguishment of debt reported in prior period income statements, as those amounts no longer qualify for extraordinary treatment under SFAS No. 145. We reported losses related to the early extinguishment of debt of $1,310,000 for the year ended December 31, 2003 and gains of $65,000 and $23,000 for the years ended December 31, 2002 and 2001, respectively.

     In July of 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including

                     INTERNATIONAL SHIPHOLDING CORPORATION

Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit or disposal plan. The provisions of SFAS No. 146 are effective for exit and disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 effective January 1, 2003, which had no material effect on our financial position or results of operations.

     In December of 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 were effective for fiscal years ending after December 15, 2002. The interim disclosure provisions were effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We continue to apply APB No. 25, "Accounting for Stock Issued to Employees," in accounting for our stock-based compensation. Therefore, the alternative methods of transition referred to above do not apply. We have adopted the disclosure requirements of SFAS No. 148. If compensation expense had been determined using the fair value method in SFAS No. 123, our net income (loss) and earnings (loss) per share for the years ended December 31, 2003, 2002, and 2001 would have agreed to the actual amounts reported due to all outstanding stock options being fully vested and no options being granted during these periods.

     In January of 2003, the FASB issued Financial Accounting Series Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity, which the company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The provisions of FIN 46 were effective immediately for those variable interest entities created after January 31, 2003. On December 24, 2003, the FASB issued a revision to FIN 46, which among other things deferred the effective date for certain variable interests. Application is required for interests in special-purpose entities in the period ending after December 15, 2003 and application is required for all other types of variable interest entities in the period ending after March 31, 2004. We do not believe that we have a significant interest in a variable interest entity; however, we are still evaluating the effect of adoption of FIN 46.

     In May of 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires an issuer to classify the following instruments as liabilities:
(a) a financial instrument issued in the form of shares that is mandatorily redeemable that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified date or upon an event that is certain to occur, (b) a financial instrument other than an outstanding share that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires the issuer to settle the obligation by transferring assets, and (c) a financial instrument that embodies an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except with respect to certain

                     INTERNATIONAL SHIPHOLDING CORPORATION
instruments for which the effective date has been deferred. Because we do not have any such instruments outstanding, the adoption of SFAS No. 150 did not materially impact our financial position or results of operations.

     In September of 2003, the Securities and Exchange Commission approved a Statement of Position ("SOP") on "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment." The SOP is expected to be presented for FASB clearance early in 2004 and may be issued as a final standard shortly thereafter. This proposed SOP provides guidance on accounting for certain costs and activities relating to property, plant, and equipment ("PP&E") and incorporates the following principles; (1) PP&E consists of one or more components, which should be recorded at cost, (2) a PP&E component should be depreciated over its expected useful life, and (3) the costs of a replacement PP&E component and the component replaced should not concurrently be recorded as assets. Costs related to PP&E that are incurred during the in-service stage should be charged to expense as incurred unless the costs are incurred for the acquisition or construction of additional components or the replacement of existing components. Our current policy on drydocking costs is to defer these costs and amortize them over the period between drydockings. As of December 31, 2003, unamortized drydocking costs were $9.8 Million. If this SOP is approved as a final standard in its current form, we would have to recognize a cumulative effect adjustment to expense all unamortized drydocking costs and we would expense all future drydocking costs as incurred. The effective date of the proposed SOP would be no sooner than fiscal years beginning after December 15, 2004.

     In December of 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised statement retains the disclosure requirements of the original statement and requires additional annual disclosures including information describing the types of plan assets, investment strategy, measurement dates, plan obligations, and cash flows. In addition to expanded annual disclosures, the revised statement requires the components of net periodic benefit cost to be disclosed in interim periods. This statement is effective for financial statements with fiscal years ended after December 15, 2003, and the interim period disclosures are effective for interim periods beginning after December 15, 2003. The additional annual disclosures required by the revised statement are included in this report.

NOTE B -- PROPERTY

     In June of 2001, we adopted a plan to separate the LASH service (the Liner Services segment), our Cape-Size Bulk Carrier (the Time Charter Contracts segment), and certain Special Purpose barges (the Other segment) from the balance of our operations and dispose of these assets. The past several years had reflected a downward trend in the Liner Services segment as a result of higher operating cost, disruptions in service due to unplanned maintenance, and changes in market conditions. In December of 2001, we reclassified our foreign flag LASH service assets, which are comprised of two LASH vessels, one Dockship, and a certain number of LASH barges, as assets held for use as a result of extended cargo commitments from a shipper.

     During the second quarter of 2002, we announced that we were reviewing the possibility of reactivating a U.S. flag service between the U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East due to several changes in circumstances that have occurred since our decision in the second quarter of 2001 to suspend the previous service. We believe that an adequate cargo volume to the service area for shipment on U.S. flag vessels will be maintained. As a result, we have recommissioned one of our foreign flag LASH vessels, which had been idle and scheduled for disposal, together with a certain number of LASH barges. After its upgrade, the foreign flag vessel entered our foreign flag LASH Liner Service in November of 2002, replacing one of the vessels operating in that service. The replaced vessel transferred to

                     INTERNATIONAL SHIPHOLDING CORPORATION

U.S. flag for use in the renewed U.S. flag LASH Liner Service, which commenced operation in November of 2002.

     During 2001, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" issued by the FASB, we recognized an impairment loss of $81,038,000 comprised of $60,553,000 on the U.S. flag LASH service, one Cape-Size Bulk Carrier, and 28 Special Purpose barges; $18,130,000 on our foreign flag LASH service; and $2,355,000 on one of our LASH vessels that was sold while held for disposal. This vessel completed its commitment under charter with the U.S. Military Sealift Command ("MSC"), reached the end of its economic life, and was sold for scrap. The impairment loss on the assets was measured as the amount by which the carrying value of the assets exceeded the fair value. The fair value of the foreign flag LASH service assets was estimated by determining the present value of its expected future cash flows using a discount rate believed to be commensurate with our borrowing rate. The fair value of the U.S. flag LASH service assets was estimated by determining the scrap value per lightweight ton.

     During 2001, we sold our Cape-Size Bulk Carrier and 77 LASH barges. During 2002, we sold four U.S. flag LASH vessels, our FLASH unit, 803 LASH barges, and 14 Special Purposes barges and recognized a net gain of $66,000 on the sale of these assets. We are still in the process of disposing of 18 LASH barges, which are not needed for current operations. These assets are included in our balance sheet as Current Assets Held for Disposal.

     We owned a coal transfer terminal facility, which we operated for use with a coal transportation contract that terminated in December of 1998. Upon termination of the contract, we sought various business options that would utilize the coal transfer terminal facility. In September of 2002, we decided to place the terminal facility and land up for sale and accordingly reclassified these assets to Current Assets Held for Disposal. Based on an appraisal of the terminal facility and land, we determined that the fair value of these assets exceeded the net book value. Therefore, no impairment loss was recognized upon reclassification of these assets. We sold the land and facility in 2003 resulting in a gain of $40,000.

     During 2003, we recognized a net gain on the sale of assets of $1,393,000 primarily as a result of a gain of $756,000 on the sale of the remaining Special Purpose barges that were included in Current Assets Held for Disposal, a gain of $482,000 from the sale of our Ice Strengthened Multi-Purpose vessel, which completed its commitment under charter with the MSC and was no longer needed for operations, a gain of $115,000 relating to the sale of certain of our investments in unconsolidated entities, and the gain of $40,000 for the sale of terminal land and facility described above.

     During 2002, we recognized a net gain on sale of assets of $557,000 primarily as a result of a gain of $500,000 on the sale of certain contract rights that were no longer beneficial to us and a gain of $57,000 on the sale of certain assets no longer needed for operations.

     During 2001, we recognized a net gain of $3,501,000 on sale of assets primarily as a result of a gain of $4,485,000 on the sale of one of our PCTCs, which was replaced by a newer and larger PCTC, a gain of $464,000 on the sale of tugboats, and a gain of $930,000 on the sale of certain assets no longer needed for operations, offset by a loss of $2,378,000 on two of our LASH vessels, which completed their commitment under charter with the MSC and were no longer needed for operations.

                     INTERNATIONAL SHIPHOLDING CORPORATION

NOTE C -- LONG-TERM DEBT

                                              INTEREST RATE                    TOTAL PRINCIPAL DUE
                                  --------------------------------------   ---------------------------
                                  DECEMBER 31,   DECEMBER 31,   MATURITY   DECEMBER 31,   DECEMBER 31,
          DESCRIPTION                 2003           2002         DATE         2003           2002
          -----------             ------------   ------------   --------   ------------   ------------
                                                       (ALL AMOUNTS IN THOUSANDS)
Unsecured Senior Notes -- Fixed
  Rate..........................     7.75%         7.75%          2007       $ 71,296       $ 81,914
Fixed Rate Notes Payable........      N/A          6.70%          2008             --         19,526
Variable Rate Notes Payable.....     2.66%          N/A           2013         89,133             --
                                     3.92%         4.13%          2006          2,500         11,000
                                  2.9375-3.00%    3.3125%         2007          7,500          9,500
                                      N/A         3.4375%         2009             --         35,485
                                      N/A          2.40%          2010             --         17,733
                                      N/A         2.915%          2011             --         24,750
U.S. Government Guaranteed Ship
  Financing Notes and Bonds --
  Fixed Rate....................     8.30%         8.30%          2009          8,581         11,479
Promissory Note.................      N/A           N/A           2003             --          1,272
Line of Credit..................      N/A          2.98%          2004             --          1,000
                                                                             --------       --------
                                                                             $179,010       $213,659
                                  Less Current Maturities...............      (14,866)       (21,362)
                                                                             --------       --------
                                                                             $164,144       $192,297
                                                                             ========       ========

     During 2003, we retired $10,685,000 of the 7 3/4% Notes at a discount. Additionally in 2003, we secured financing of $91,000,000, which was used to retire certain of our outstanding debt, including a loan on our Coal Carrier on which we incurred a make-whole premium upon retirement. During 2002, we retired the remaining $39,085,000 of 9% Senior Notes due 2003 at a slight discount and retired $1,052,000 of the 7 3/4% Senior Notes at a discount. Upon retirement of this indebtedness, we recorded a net Loss on Early Extinguishment of Debt for the year ended December 31, 2003, of approximately $1,310,000 and a Gain on Early Extinguishment of Debt for the year ended December 31, 2002, of approximately $65,000.

     The aggregate principal payments required as of December 31, 2003, for each of the next five years are $14,866,000 in 2004, $12,366,000 in 2005, $12,253,000
in 2006, $80,411,000 in 2007, primarily due to the maturity of our 7 3/4% Senior Notes due 2007, and $7,468,000 in 2008. We have six vessels with a net book value totaling $169,435,000, mortgaged under certain of our debt agreements. Additional collateral includes a security interest in certain operating contracts and receivables. Our remaining indebtedness is unsecured. Most of these agreements, among other things, impose defined minimum working capital and net worth requirements, impose leverage requirements, impose restrictions on the payment of dividends, and prohibit us from incurring, without prior written consent, additional debt or lease obligations, except as defined. We have consistently met the minimum working capital and net worth requirements, and have not exceeded the leverage requirement during the period covered by the agreements, once amended effective June of 2001 and March of 2002. We have met, as of December 31, 2003, the more restrictive financial covenants that became effective in 2003, and believe we will continue to meet these requirements throughout 2004, although we can give no assurance to that effect.

     The most restrictive of our credit agreements prohibit the declaration or payment of dividends unless (1) the total of (a) all dividends paid, distributions on, or other payments made with respect to our capital

                     INTERNATIONAL SHIPHOLDING CORPORATION
stock during the period beginning January 1, 1999, and ending on the date of dividend declaration or other payment and (b) all investments other than our Qualified Investments (as defined) and certain designated subsidiaries do not exceed the sum of $10,000,000 plus 50% (or, in case of a loss, minus 100%) of our consolidated net income during the period described above plus the net cash proceeds received from our issuance of common stock during the above period, and
(2) no default or event of default has occurred.

     Certain of our loan agreements also restrict the ability of our subsidiaries to make dividend payments, loans, or advances, the most restrictive of which contain covenants that prohibit payments of dividends, loans, or advances to us from Sulphur Carriers, Inc., our wholly-owned subsidiary, unless certain financial ratios are maintained. As long as these ratios are maintained, there is no restriction on loans or advances to us from that subsidiary, but dividends are restricted to 40% of undistributed earnings. Certain other loan agreements restrict the ability of our subsidiaries to dispose of collateralized assets or any other asset which is substantial in relation to our assets taken as a whole without the approval from the lender. We have consistently remained in compliance with these loan agreements.

     The amounts of potentially restricted net assets were as follows:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                              (ALL AMOUNTS IN THOUSANDS)
Sulphur Carriers, Inc.......................................    $26,553        $21,588
Enterprise Ship Company.....................................         --         45,385
                                                                -------        -------
  Total Restricted Net Assets...............................    $26,553        $66,973
                                                                =======        =======

     At December 31, 2003 and 2002, we had available a line of credit totaling $15,000,000 and $10,000,000, respectively, used to meet short-term requirements when fluctuations occur in working capital. As of December 31, 2003, we had no balance outstanding on this line of credit. As of December 31, 2002, the balance outstanding on this line of credit was $1,000,000.

     Under certain of the above described loan agreements, deposits were made into bank retention accounts to meet the requirements of the applicable agreements. These escrowed amounts totaled $513,000 at December 31, 2002 and are included in Restricted Cash. No such amounts were deposited at December 31, 2003. Additionally, under certain operating lease agreements of one of our subsidiaries, deposits were made into bank reserve accounts to meet the requirements of the lease agreements. The owners of the vessels have the ability to draw on these amounts to cover operating lease payments if such payments become overdue. The escrow amounts totaled $6,590,000 and $6,640,000 at December 31, 2003 and 2002, respectively, and are included in Restricted Cash. We are also required to record deposits representing performance bonds required on certain of our commodity swap agreements. The amounts were $816,000 and $590,000 at December 31, 2003 and 2002, respectively. In January of 2004, these deposits were returned to us, as there were no commodity swap agreements in place at December 31, 2003. The additional amounts in Restricted Cash on our Consolidated Balance Sheet at December 31, 2002, were comprised of deposits required to meet minimum working capital commitments of our 12.5% interests in the bulk carrier companies. These interests were sold in 2003, and therefore there are no related amounts in Restricted Cash on our Consolidated Balance Sheet at December 31, 2003.

NOTE D -- SELF-RETENTION INSURANCE

     Due to the effect of the events of September 11, 2001 on the reinsurance market, along with the discontinuation of the four-vessel U.S. flag LASH Liner Service, we revised our self-retention insurance program effective with the policy year beginning June 27, 2002. Under the revised insurance program, we are self-insured for Hull and Machinery claims between $150,000 and $1,000,000 and Loss of Hire claims in excess of 14 days up to an aggregate stop loss amount of $2,000,000. If the aggregate claim amounts

                     INTERNATIONAL SHIPHOLDING CORPORATION
exceed $2,000,000, the Hull and Machinery deductible reverts to $150,000 for each claim and the Loss of Hire claim level remains at 14 days. We have obtained third party coverage for individual Hull and Machinery claims exceeding $1,000,000 and Loss of Hire claims exceeding 14 days. Protection and Indemnity claims are not included in the revised self-retention insurance program, and we have obtained third party insurance coverage for these claims with a deductible level of $25,000 per incident for all vessels. The independent actuarial estimates of our self-insurance exposure are approximately $672,000 and $652,000 below the aggregate $2,000,000 stop loss amount for each of the policy years beginning June 27, 2003 and 2002, respectively.

     For prior policy years, we are self-insured for most Personal Injury and Cargo claims under $1,000,000, for Hull claims under $2,500,000, and for claims for Loss of Hire under 60 days. We maintained insurance for individual claims over the above levels and maintained Stop Loss insurance to cover aggregate claims between those levels and the primary deductible levels. Primary deductibles per incident were $25,000 for Hull, Personal Injury, and Cargo, $1,000 for LASH barges, and 10 days for Loss of Hire. We are responsible for all claims under the primary deductibles. Under the Stop Loss insurance, claim costs between the primary deductible and $1,000,000 and $2,500,000, as applicable, are our responsibility until the aggregate Stop Loss amount is met. The aggregate annual Stop Loss, excluding primary deductibles, was $6,000,000 for the policy year ending June 26, 2002. After we have retained the aggregate amounts, all additional claims up to an additional aggregate amount of $6,000,000 are recoverable from underwriters.

     The current portions of the liabilities for self-insurance exposure were $3,668,000 and $6,657,000 at December 31, 2003 and 2002, respectively, and the noncurrent portions of these liabilities were $675,000 and $433,000 at December 31, 2003 and 2002, respectively.

NOTE E -- EMPLOYEE BENEFIT PLANS

  PENSION AND POSTRETIREMENT BENEFITS

     Our defined benefit retirement plan covers all full-time employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans. The benefits are based on years of service and the employee's highest sixty consecutive months of compensation. Our funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation. Plan assets consist primarily of investments in equity and fixed income mutual funds and money market holdings. The target asset allocation range is 40% in fixed income investments and 60% in equity investments. The asset allocation on December 31, 2003 was 36% in fixed income investments and 64% in equity investments. The asset allocation on December 31, 2002 was 44% in fixed income investments and 56% in equity investments. The plan's prohibited investments include selling short, commodities and futures, letter stock, unregistered securities, options, margin transactions, derivatives, leveraged securities, and International Shipholding Corporation securities. The plan's diversification strategy includes limiting equity securities in any single industry to 25% of the equity portfolio market value, limiting the equity holdings in any single corporation to 10% of the market value of the equity portfolio, and diversifying the fixed income portfolio so that no one issuer comprises more than 10% of the aggregate fixed income portfolio, except for issues of the U.S. Treasury or other Federal Agencies. The plan's assumed future returns are based primarily on the asset allocation and on the historic returns for the plan's asset classes determined from both actual plan returns and, over longer time periods, market returns for those asset classes. As of December 31, 2003, the plan has assets of $17,828,000 and a projected pension obligation of $20,266,000.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     Our postretirement benefit plans currently provide medical, dental, and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' changes in the benefit obligations and fair value of assets and a statement of the funded status:

                                                    PENSION PLAN             POSTRETIREMENT BENEFITS
                                             ---------------------------   ---------------------------
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                 2003           2002           2003           2002
                                             ------------   ------------   ------------   ------------
                                                            (ALL AMOUNTS IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year....    $18,372        $18,226        $ 9,024        $ 9,043
Service cost...............................        469            511             67             60
Interest cost..............................      1,194          1,160            595            593
Actuarial (gain) loss......................      1,119           (591)            98             34
Benefits paid..............................       (888)          (934)          (634)          (706)
Assumption change loss.....................         --             --            537             --
Curtailments & special termination
  benefits.................................         --             --             --             --
Expenses paid..............................         --             --             --             --
                                               -------        -------        -------        -------
Benefit obligation at end of year..........     20,266         18,372          9,687          9,024
                                               -------        -------        -------        -------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
  year.....................................     15,535         16,669             --             --
Actual return (loss) on plan assets........      3,181         (1,295)            --             --
Employer contribution......................         --          1,095            634            706
Benefits paid..............................       (888)          (934)          (634)          (706)
Expenses paid..............................         --             --             --             --
                                               -------        -------        -------        -------
Fair value of plan assets at end of year...     17,828         15,535             --             --
                                               -------        -------        -------        -------
Funded status..............................     (2,438)        (2,837)        (9,687)        (9,024)
Unrecognized net actuarial loss............      3,090          4,139          2,198          1,629
Unrecognized prior service cost............          7             15             --             --
                                               -------        -------        -------        -------
Prepaid (accrued) benefit cost.............    $   659        $ 1,317        $(7,489)       $(7,395)
                                               =======        =======        =======        =======

         KEY ASSUMPTIONS
Measurement date..................  DEC. 31, 2003   DEC. 31, 2002   DEC. 31, 2003   DEC. 31, 2002
                                    -------------   -------------   -------------   -------------
Discount rate.....................      6.25%           6.75%           6.25%           6.75%
Expected return on plan assets....      8.00%           8.00%            N/A             N/A
Rate of compensation increase.....      5.50%           5.50%            N/A             N/A

     The accumulated benefit obligation for the pension plan was $17,313,000 and $15,104,000 at December 31, 2003 and 2002, respectively.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     The following table provides the components of net periodic benefit cost for the plans:

                                                                                    POSTRETIREMENT
                                                                                       BENEFITS
                                                                 PENSION PLAN       ---------------
                                                              -------------------    FOR THE YEAR
                                                              FOR THE YEAR ENDED         ENDED
                                                                 DECEMBER 31,        DECEMBER 31,
                                                              -------------------   ---------------
COMPONENTS OF NET PERIODIC BENEFIT COST                         2003       2002      2003     2002
---------------------------------------                       --------   --------   ------   ------
Service cost................................................  $   469    $   511     $ 67     $ 60
Interest cost...............................................    1,194      1,160      595      593
Expected return on plan assets..............................   (1,201)    (1,313)      --       --
Amortization of prior service cost..........................        8          8       --       --
Amortization of net actuarial loss..........................      188         --       67       13
Curtailments & special termination benefits.................       --         --       --       --
                                                              -------    -------     ----     ----
Net periodic benefit cost...................................  $   658    $   366     $729     $666
                                                              =======    =======     ====     ====

KEY ASSUMPTIONS
Measurement date..................  DEC. 31, 2003   DEC. 31, 2002   DEC. 31, 2003   DEC. 31, 2002
                                    -------------   -------------   -------------   -------------
Discount rate.....................      6.75%           7.25%           6.75%           7.25%
Expected return on plan assets....      8.00%           8.00%            N/A             N/A
Rate of compensation increase.....      5.50%           8.50%            N/A             N/A

     For measurement purposes, the health and dental care cost trend rate was assumed to be 8.5% for 2003, decreasing steadily by .50% per year over the next seven years to a long-term rate of 5%. The health and dental care cost trend rate for employees over 65 was assumed to be 10.5% decreasing steadily by .50% per year over the next eleven years to a long-term rate of 5%. A one percent change in the assumed health care cost trend rates would have the following effects:

                                                              1% INCREASE    1% DECREASE
                                                              ------------   ------------
                                                              (ALL AMOUNTS IN THOUSANDS)
Change in total service and interest cost components for the
  year ended December 31, 2003..............................     $   66         $ (56)
Change in postretirement benefit obligation as of December
  31, 2003..................................................      1,020          (864)

     We expect to contribute approximately $143,000 to our pension plan in 2004.

     Crew members on our U.S. flag vessels belong to union-sponsored pension plans. We contributed approximately $1,472,000, $1,440,000, and $1,712,000 to these plans for the years ended December 31, 2003, 2002, and 2001, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit us to determine whether there may be unfunded vested benefits.

     We continue to evaluate ways in which we can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of reported obligation and annual expense.

     In December of 2003, the Medicare Prescription Drug, Improvements, and Modernization Act of 2003 was signed into law. In addition to including numerous other provisions that have potential effects on an employer's retiree health plan, the Medicare law included a special subsidy for employers that sponsor retiree health plans with prescription drug benefits that are at least as favorable as the new Medicare

                     INTERNATIONAL SHIPHOLDING CORPORATION

Part D benefit. We have elected the delayed accounting treatment. Future FASB action could affect amounts shown in this report.

  401(K) SAVINGS PLAN

     We provide a 401(k) tax-deferred savings plan to all full-time employees who have completed at least 1,000 hours of service. We match 50% of the employee's first $2,000 contributed to the plan annually. We contributed $87,000, $171,000, and $156,000 to the plan for the years ended December 31, 2003, 2002, and 2001, respectively.

  STOCK INCENTIVE PLAN

     In April of 1998, we established a stock-based compensation plan, the Stock Incentive Plan (the "Plan"). The purpose of the Plan is to increase shareholder value and to advance the interest of the Company by furnishing a variety of economic incentives designed to attract, retain, and motivate key employees and officers and to strengthen the mutuality of interests between such employees, officers, and our shareholders. Incentives consist of opportunities to purchase or receive shares of common stock in the form of incentive stock options, non-qualified stock options, restricted stock, or other stock-based awards. Under the Plan, we may grant incentives to our eligible Plan participants for up to 650,000 shares of common stock. The exercise price of each option equals the market price of our stock on the date of grant. In July of 1999, options to purchase 475,000 shares of common stock were granted to certain qualified participants at an exercise price of $14.125 per share. The stock options are due to expire on April 14, 2008. All options vested immediately upon the grant date and were exercisable at December 31, 2003. No options were granted, exercised or forfeited during 2003, 2002, or 2001.

     We account for stock-based compensation in accordance with APB Opinion No.
25. Accordingly, no compensation expense has been recognized for employee options granted under the Plan. If we had determined compensation cost for the Plan based on the fair value at the grant dates for awards under the Plan consistent with the fair value method included in SFAS No. 123 "Accounting for Stock-Based Compensation," our net income and earnings per share for the years ended December 31, 2003, 2002, and 2001 would have agreed to the actual amounts reported since no stock options were granted for these years and all options outstanding vested in 1999.

  LIFE INSURANCE

     We have agreements with the former Chairman and current Chairman of the Company whereby their estates will be paid approximately $822,000 and $626,000, respectively upon death. We reserved amounts to fund a portion of these death benefits, which amounted to $1,000,000 and hold an insurance policy, which covers any remaining liability. The cash surrender value of the insurance policy was approximately $134,000 and $140,000 as of December 31, 2003 and 2002, respectively.

NOTE F -- INCOME TAXES

     Our Federal income tax returns are filed on a consolidated basis and include the results of operations of our wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings (losses) of foreign subsidiaries, which were $553,000 in 2003, ($606,000) in 2002, and $791,000 in
2001, are also included.

     Prior to 1987, deferred income taxes were not provided on undistributed foreign earnings of $6,689,000, all of which are expected to remain invested abroad indefinitely. In accordance with the Tax Reform Act of 1986, commencing in 1987, shipping income, as defined under the U.S. Subpart F income tax provisions, generated from profitable controlled foreign subsidiaries are subject to Federal income taxes.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     Components of the net deferred tax liability/(asset) are as follows:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                              (ALL AMOUNTS IN THOUSANDS)
Liabilities:
  Fixed Assets..............................................    $ 38,864       $ 24,848
  Deferred Charges..........................................       2,515          8,634
  Unterminated Voyage Revenue/Expense.......................       1,182          1,719
  Intangible Assets.........................................       3,183          3,693
  Deferred Insurance Premiums...............................         691            982
  Deferred Intercompany Transactions........................       2,530          2,530
  Other Liabilities.........................................         921          1,864
                                                                --------       --------
Total Liabilities...........................................      49,886         44,270
                                                                --------       --------
Assets:
  Insurance and Claims Reserve..............................      (3,565)        (4,353)
  Deferred Intercompany Transactions........................      (2,530)        (2,530)
  Post-Retirement Benefits..................................      (2,581)        (2,742)
  Alternative Minimum Tax Credit............................      (4,596)        (4,507)
  Net Operating Loss Carryforward/Unutilized Deficit........     (11,706)       (10,455)
  Valuation Allowance.......................................         879            879
  Other Assets..............................................      (6,366)        (6,780)
                                                                --------       --------
Total Assets................................................     (30,465)       (30,488)
                                                                --------       --------
Total Deferred Tax Liability, Net...........................    $ 19,421       $ 13,782
                                                                ========       ========

     The following is a reconciliation of the U.S. statutory tax rate to our effective tax rate -- expense (benefit):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2003     2002     2001
                                                              -----   ------   ------
Statutory Rate..............................................  35.00%  (35.00)% (35.00)%
State Income Taxes..........................................   0.49%   12.30%    0.10%
Other, Primarily Non-deductible Expenditures................   0.55%   13.66%    0.15%
                                                              -----   ------   ------
                                                              36.04%   (9.04)% (34.75)%
                                                              =====   ======   ======

     We have available at December 31, 2003, unused foreign deficits of $33,445,000. The unused foreign deficits are available only to offset certain foreign shipping earnings and do not expire. Realization of this tax asset is dependent upon generating future taxable income from foreign operations. In addition, foreign tax credits of $3,657,000 can only be utilized once the foreign deficit is eliminated. At that time, the credits will have a five-year carry forward prior to expiration. We believe that it is more likely than not we will realize these assets from future foreign operations, but there is no guarantee that we will be able to do so.

     Foreign income taxes of $563,000, $754,000 and $473,000 are included in our Consolidated Statements of Income in the Provision for Income Taxes for the years ended December 31, 2003, 2002, and 2001, respectively. We pay foreign income taxes in Indonesia.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     We have not recognized a deferred tax liability of $688,000 for undistributed earnings of certain non-U.S. subsidiaries because we consider those earnings to be indefinitely invested abroad. As of December 31, 2003, the undistributed earnings of these subsidiaries were $1,967,000.

NOTE G -- TRANSACTIONS WITH RELATED PARTIES

     We had receivables outstanding from a related party of $92,000 at December 31, 2002, relating to the sales of subsidiaries to a former employee prior to 2001. These receivables were paid in full at December 31, 2003. Collections on the total receivable were $92,000, $55,000, and $74,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Interest income on this receivable was earned at the rate of 6% for the first five years and a variable rate of LIBOR plus 2% thereafter. Interest income amounted to $4,000, $10,000, and $16,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

     During 1998, one of our wholly-owned subsidiaries, LMS Shipmanagement, Inc. ("LMS"), entered into agreements with Belden Shipping Pte. Ltd. ("Belden") to provide ship management services beginning in 1999, from which revenues earned were approximately $80,000 for the year ended December 31, 2001. In February of 2002, LMS discontinued providing management services to Belden, who has subsequently established its own shipmanagement group. We have a 30% interest in Belden, Echelon Shipping, Inc. ("Echelon"), and Belden Cement Holding, Inc. ("BCH") (See Note L). We had long-term receivables from Echelon totaling approximately $150,000 as of December 31, 2003 and 2002. We had long-term receivables from BCH totaling approximately $2,385,000 as of December 31, 2003 and 2002. These long-term receivables are included in Due from Related Parties. Interest income on these receivables is earned at a rate of 6% per year.

     We had long-term receivables, included in Due from Related Parties, from LMS Manning, Inc. ("LMS Manning") in which we owned a 48.0% interest totaling approximately $55,000 as of December 31, 2002. We sold our interest in LMS Manning in 2003 and have an outstanding receivable at December 31, 2003, of $30,000 included in Other Current Assets (See Note L).

     A son of our Chairman of the Board and a son of one of our Directors are partners of the legal firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre, which has been utilized for various legal services since our inception. We made payments to the firm totaling approximately $1,030,000, $738,000, and $1,114,000 for the years ended December 31, 2003, 2002, and 2001, respectively. We believe these payments represent the fair value of the services rendered.

NOTE H -- COMMITMENTS AND CONTINGENCIES

  COMMITMENTS

     As of December 31, 2003, 16 vessels that we own or operate were under various contracts extending beyond 2003 and expiring at various dates through 2019. Certain of these agreements also contain options to extend the contracts beyond their minimum terms.

     At December 31, 2003, our unrestricted subsidiary, through its 50% ownership, guarantees a portion of the outstanding debt of an invested bulk carrier company. The guarantee is for the full remaining term of the associated debt, which was 8 years as of December 31, 2003. Performance by our unrestricted subsidiary would be required under the guarantee in the event of default by the bulk carrier company on its third party debt. This represents non-recourse debt to International Shipholding Corporation, the parent of the unrestricted subsidiary. The portion of the outstanding debt that the unrestricted subsidiary guaranteed at December 31, 2003, was $31,775,000. At December 31, 2002, our ownership in the bulk carrier companies was 12.5% and the portion of the outstanding debt guaranteed was $11,000,000. (See Note L for further discussion of our investment in the bulk carrier companies).

                     INTERNATIONAL SHIPHOLDING CORPORATION

     We also maintain lines of credit totaling approximately $728,000 to cover standby letters of credit required on certain of the our contracts.

  CONTINGENCIES

     We have been named as a defendant in numerous lawsuits claiming damages related to occupational diseases, primarily related to asbestos and hearing loss. We believe that most of these claims are without merit, and that insurance and the indemnification of a previous owner of one of our subsidiaries mitigate our exposure. Our overall exposure to the numerous lawsuits in question has been estimated by our lawyers and internal staff to be between approximately $450,000 and $1,500,000, and we believe that those estimates are reasonable. Our reserves at December 31, 2003 of approximately $1,000,000 were within this estimated range. There is a reasonable possibility that there will be additional claims associated with occupational diseases asserted against us. However, we do not believe that it is reasonably possible that our exposure from those claims will be material because (1) the lawsuits filed since 1989 claiming damages related to occupational diseases in which we have been named as a defendant have primarily involved seamen that served on-board our vessels and the number of such persons still eligible to file a lawsuit against us is diminishing and (2) such potential additional claims, if pursued, would be covered under an indemnification agreement with a previous owner of one of our subsidiaries and/or under one or more of our existing insurance policies with deductibles ranging from $5,000 to $25,000 per claim.

     In the normal course of our operations, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries, and other matters. While we believe that we have meritorious defenses against these claims, our management has used significant estimates in determining our potential exposure. Our estimates are determined based on various factors, such as (1) severity of the injury (for personal injuries) and estimated potential liability based on past judgments and settlements, (2) advice from legal counsel based on its assessment of the facts of the case and its experience in other cases, (3) probability of pre-trial settlement which would mitigate legal costs, (4) historical experience on claims for each specific type of cargo (for cargo damage claims), and (5) whether our seamen are employed in permanent positions or temporary revolving positions. It is reasonably possible that changes in our estimated exposure may occur from time to time. As is true of all estimates based on historical experience, these estimates are subject to some volatility. However, because our total exposure is limited by our aggregate stop loss levels (see Note D for further discussion of our self-retention insurance program), we believe that our exposure is within our estimated levels. Where appropriate, we have recorded provisions, included in Other Long-Term Liabilities: Claims and Other, to cover our potential exposure and anticipated recoveries from insurance companies, included in Other Assets. Although it is difficult to predict the costs of ultimately resolving such issues, we have determined that our current insurance coverage is sufficient to limit any additional exposure to an amount that would not be material to our financial position. Therefore, we do not expect such changes in these estimates to have a material effect on our financial position or results of operations.

     One of our subsidiaries time charters our U.S. flag Coal Carrier to US Generating New England, Inc. ("USGenNE"), an indirect subsidiary of PG&E Corporation. On July 8, 2003, USGenNE filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code and subsequently requested from the court an extension of time to submit its bankruptcy plan until March 4, 2004, and an extension of time until May 3, 2004, to solicit acceptance of its plan. USGenNE is current in all of its obligations to us under the time charter except for approximately $850,000 of pre-petition invoices covering charter hire and related expenses. The $850,000 of pre-petition invoices owed to us is an unsecured claim in the bankruptcy proceeding. Under the federal bankruptcy laws, USGenNE has the right to accept or reject the time charter. If USGenNE accepts the time charter, it is then required to meet its payment and financial obligations under the time charter including the $850,000 pre-petition invoices. If USGenNE rejects the time charter, then we would have a priority administrative claim with respect to all amounts

                     INTERNATIONAL SHIPHOLDING CORPORATION
due to us under the time charter that are related to the post-petition period, but we would have no priority with respect to the pre-petition invoices. At this time we cannot predict whether the time charter will be accepted or rejected. Therefore, we have not provided an allowance for the pre-petition invoices in our financial statements as of December 31, 2003. In the event the time charter is ultimately rejected, our management believes the vessel can be utilized in alternative employment without incurring a material impairment to the vessel's carrying value, although we can give no assurance at this time. Further, even though USGenNE was not obligated to use the vessel for the balance of charter year number 8 (12/02-12/03), it utilized the vessel through the end of the year. At this time we can give no assurance as to the extent of USGenNE's use of the vessel beyond 2003; however, USGenNE has continued to use the vessel in 2004 through the date of this report.

NOTE I -- LEASES

  DIRECT FINANCING LEASE

     In 1999, we entered into a direct financing lease of a foreign flag PCTC expiring in 2019. The schedule of future minimum rentals to be received under this direct financing lease in effect at December 31, 2003, is as follows:

                                                              RECEIVABLES UNDER
                                                               FINANCING LEASE
                                                              -----------------
                                                               (ALL AMOUNTS IN
                                                                 THOUSANDS)
Year Ended December 31,
  2004......................................................      $  8,455
  2005......................................................         8,432
  2006......................................................         8,431
  2007......................................................         8,431
  2008......................................................         8,455
  Thereafter................................................        74,874
                                                                  --------
Total Minimum Lease Payments Receivable.....................       117,078
Estimated Residual Value of Leased Property.................         2,051
Less Unearned Income........................................       (67,865)
                                                                  --------
Total Net Investment in Direct Financing Lease..............        51,264
  Current Portion...........................................        (2,128)
                                                                  --------
Long-Term Net Investment in Direct Financing Lease at
  December 31, 2003.........................................      $ 49,136
                                                                  ========

                     INTERNATIONAL SHIPHOLDING CORPORATION

     The schedule of future minimum rentals to be received under this direct financing lease in effect at December 31, 2002, is as follows:

                                                              RECEIVABLES UNDER
                                                               FINANCING LEASE
                                                              -----------------
                                                               (ALL AMOUNTS IN
                                                                 THOUSANDS)
Year Ended December 31,
  2003......................................................      $  8,431
  2004......................................................         8,455
  2005......................................................         8,432
  2006......................................................         8,431
  2007......................................................         8,431
  Thereafter................................................        83,329
                                                                  --------
Total Minimum Lease Payments Receivable.....................       125,509
Estimated Residual Value of Leased Property.................         2,051
Less Unearned Income........................................       (74,352)
                                                                  --------
Total Net Investment in Direct Financing Lease..............        53,208
  Current Portion...........................................        (1,944)
                                                                  --------
Long-Term Net Investment in Direct Financing Lease at
  December 31, 2002.........................................      $ 51,264
                                                                  ========

  CAPITAL LEASES

     We entered into sale-leaseback agreements in 1991 and 1992 for a group of our LASH barges. These leases met the required criteria for capital lease treatment and were accounted for as such. The terms of the leases were 12 years. During 2002, we purchased the barges thereby terminating the leases.

     During 2000, we entered into a sale-leaseback agreement for two of our LASH vessels. The gain on the sale-leaseback was deferred over the life of the lease. The lease met the required criteria for capital lease treatment and was accounted for as such. The term of the lease was 5 years. During 2001, the two vessels were reclassified to Assets Held for Disposal and written down to their estimated fair value. The resulting net loss after recognition of the deferred gain was included in the Impairment Loss on our Consolidated Income Statement for the year ended December 31, 2001. During 2002, the vessels were sold, and the related capital lease obligation was paid off.

     Additionally in 2000, we entered into a sale-leaseback agreement for one of our PCTCs. At inception, the lease met the required criteria for capital lease treatment and was accounted for as such. Subsequently in December of 2001, we renegotiated the lease agreement, and the amended terms of the lease did not meet the required criteria for capital lease treatment. The lease was reclassified to an operating lease effective December 31, 2001, and has been accounted for as such going forward.

     There were no capital leases as of December 31, 2003 and 2002.

  OPERATING LEASES

     During 2000, we entered into a sale-leaseback agreement for one of our Ice Strengthened Breakbulk/ Multi-Purpose vessels, which is classified as an operating lease. During 2001, we entered into two sale-leasebacks, covering one of our domestic PCTCs and one of our foreign flag PCTCs. The gains on these sale-leasebacks are being deferred over the lives of the leases. We renegotiated a capital lease agreement for one of our domestic PCTCs in December of 2001 and subsequently reclassified the lease to an

                     INTERNATIONAL SHIPHOLDING CORPORATION
operating lease. This reclassification resulted in a gain of $5,309,000, which is being deferred over the remaining term life of the lease. During 2002, we entered into a sale-leaseback for one of our LASH vessels, which was also classified as an operating lease. The terms of the leases are 5 years for the Breakbulk vessel, 12 years for the domestic PCTC, 15 years for the foreign flag PCTC, 10 years for the domestic PCTC reclassified as an operating lease in 2001, and 5 years for the LASH vessel.

     Most of the operating lease agreements have a fair value renewal option and a fair value purchase option, with the exception of the operating lease for the Breakbulk vessel. Most of these agreements impose defined minimum working capital and net worth requirements, impose restrictions on the payment of dividends, and prohibit us from incurring, without prior written consent, additional debt or lease obligations, except as defined. Certain agreements require escrow deposits (See Note C). The vessels under these leases, with the exception of the LASH vessel, are operated under fixed charter agreements covering the terms of the respective leases. We also conduct certain of our operations from leased office facilities and use certain transportation and other equipment under operating leases expiring at various dates through 2008.

     Rent expense related to operating leases totaled approximately $30,079,000, $26,471,000, and $18,965,000, for the years ended December 31, 2003, 2002, and
2001, respectively. The following is a schedule, by year, of future minimum payments required under operating leases that have initial non-cancelable terms in excess of one year as of December 31, 2003:

                                                    PAYMENTS UNDER OPERATING LEASES
                                    ----------------------------------------------------------------
                                                DOMESTIC   FOREIGN FLAG    LASH    OTHER
                                    BREAKBULK    PCTCS         PCTC       VESSEL   LEASES    TOTAL
                                    ---------   --------   ------------   ------   ------   --------
                                                       (ALL AMOUNTS IN THOUSANDS)
Year Ended December 31,
  2004............................   $  940     $ 8,665      $ 6,340      $1,920   $1,148   $ 19,013
  2005............................      783       8,898        6,340       1,920    1,119     19,060
  2006............................       --       9,596        6,340       1,920    1,217     19,073
  2007............................       --       9,596        6,340       1,760    1,252     18,948
  2008............................       --       9,596        6,340          --      957     16,893
  Thereafter......................       --      44,008       47,550          --       --     91,558
                                     ------     -------      -------      ------   ------   --------
Total Future Minimum Payments.....   $1,723     $90,359      $79,250      $7,520   $5,693   $184,545
                                     ======     =======      =======      ======   ======   ========

NOTE J -- DEFERRED CHARGES AND ACQUIRED CONTRACT COSTS

     Deferred charges and acquired contract costs are comprised of the following:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                              (ALL AMOUNTS IN THOUSANDS)
Drydocking Costs............................................    $ 9,765        $11,414
Financing Charges and Other.................................      2,554          3,214
Acquired Contract Costs.....................................      9,095         10,550
                                                                -------        -------
                                                                $21,414        $25,178
                                                                =======        =======

     The Acquired Contract Costs represent the portion of the purchase price paid for Waterman Steamship Corporation applicable primarily to that company's three U.S. flag RO/RO vessels under maritime prepositioning ship contract agreements, which expire in 2010.

                     INTERNATIONAL SHIPHOLDING CORPORATION

NOTE K -- SIGNIFICANT OPERATIONS

  MAJOR CUSTOMERS

     We have several medium- to long-term contracts related to the operations of various vessels (See Note H), from which revenues represent a significant amount of our total revenue. Revenues from the contracts with the MSC were $35,874,000, $34,543,000, and $36,868,000 for the years ended December 31, 2003, 2002, and
2001, respectively.

     Until early 2002, we operated four U.S. flag LASH vessels in a liner service, of which three vessels were subsidized under the MSA (See Note
A -- "Subsidy Agreements"). These four vessels were sold during 2002. In November of 2002, we began operating one U.S. flag LASH vessel on a subsidized liner service (See Note B). Revenues, including subsidy revenue, from both operations were $26,790,000, $19,466,000, and $91,595,000 for the years ended
December 31, 2003, 2002, and 2001, respectively.

     We have four U.S. flag PCTCs, also under the MSA, which carry automobiles from Japan to the United States for a Japanese charterer. Revenues, including subsidy revenue, were $39,516,000, $38,566,000, and $37,950,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

     We provide space on our westbound foreign flag LASH liner service to several commercial shippers. The westbound cargoes included steel and other metal products, high-grade paper and wood products, and other general cargo. Revenues were $26,002,000, $26,306,000, and $29,448,000 for the years ended
December 31, 2003, 2002, and 2001, respectively.

  CONCENTRATIONS

     A significant portion of our traffic receivables are due from contracts with the MSC and transportation of government sponsored cargo. There are no other concentrations of receivables from customers or geographic regions that exceed 10% of stockholders' investment at December 31, 2003 or 2002.

     With only minor exceptions related to personnel aboard certain foreign flag vessels, most of our shipboard personnel are covered by collective bargaining agreements under multiple unions.

  GEOGRAPHIC INFORMATION

     We have operations in several principal markets, including international service between the U.S. Gulf and East Coast ports and ports in the Middle East, Far East, and northern Europe, and domestic transportation services along the U.S. Gulf and East Coast. Revenues attributable to the major geographic areas of the world are presented in the following table. Revenues for the Time Charter Contracts, Contracts of Affreightment, Rail-Ferry Service, and Other are assigned to regions based on the location of the customer. Revenues for the Liner Services are presented based on the location of the ports serviced by

                     INTERNATIONAL SHIPHOLDING CORPORATION
this segment. Because we operate internationally, most of our assets are not restricted to specific locations. Accordingly, an allocation of identifiable assets to specific geographic areas is not applicable.

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                         ---------------------------------
                                                           2003        2002        2001
                                                         ---------   ---------   ---------
                                                            (ALL AMOUNTS IN THOUSANDS)
United States..........................................  $108,726    $ 88,230    $ 83,972
Asian countries........................................    56,473      62,842      60,847
Rail-Ferry service operating between U.S. Gulf and
  Mexico...............................................    15,537      11,240       6,207
Liner services operating between:
  U.S. Gulf/East Coast ports and ports in Middle
     East..............................................    26,790      19,466      91,595
  U.S. Gulf/East Coast ports and ports in Northern
     Europe............................................    48,845      44,837      57,245
Other countries........................................     1,442         797       4,504
                                                         --------    --------    --------
  Total Revenues.......................................  $257,813    $227,412    $304,370
                                                         ========    ========    ========

  OPERATING SEGMENTS

     Our operating segments are identified primarily based on the characteristics of the contracts or terms under which the fleet of vessels and barges are operated. Each of the reportable segments is managed separately as each requires different resources depending on the nature of the contract or terms under which each vessel within the segment operates. Our operating segments are identified and described below.

     LINER SERVICES: A liner service operates a vessel or vessels on an established trade route with regularly scheduled sailing dates. We receive revenues for the carriage of cargo within the established trading area and pay the operating and voyage expenses incurred. Our Liner Services include a U.S. flag liner service between the U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East, and a foreign flag transatlantic liner service operating between U.S. Gulf and East Coast ports and ports in northern Europe.

     TIME CHARTER CONTRACTS: These are contracts by which the charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but we retain operational control over the vessel. Typically, we fully equip the vessel and are responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Our Time Charter Contracts include contracts with car manufacturers for six PCTCs, with an electric utility for a conveyor-equipped, self-unloading Coal Carrier, and with a mining company providing ocean transportation services at its mine in West Irian Jaya, Indonesia. Also included in this segment are contracts under which the MSC charters three RO/ROs that are under an operating contract. The MSC's charter contract with the Ice Strengthened Multi-Purpose vessel expired in December of 2002, but the vessel continued to operate under charter to the MSC on a voyage-to-voyage basis until the vessel was scrapped in December of 2003. Our Cape-Size Bulk Carrier, which operated in the spot market, was included in this segment in 2001 until it was sold in June of 2001.

     CONTRACTS OF AFFREIGHTMENT ("COA"): These are contracts by which we provide space on our vessel(s) for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, we are responsible for all operating and voyage expenses. Our COA segment includes a sulphur transportation contract with a sulphur producer.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     RAIL-FERRY SERVICE: This segment includes a service that began in January of 2001 carrying loaded rail cars between the U.S. Gulf and Mexico. Our two Special Purpose vessels are employed with this service, each having a capacity for 60 standard gauge rail cars. With departures every four days from Coatzacoalcos and Mobile, it offers with each vessel a three-day transit between these ports and provides a total of 90 trips per year in each direction.

     OTHER: This segment includes results of several of our subsidiaries that provide ship charter brokerage, agency, and other specialized services primarily to our operating segments described above, as well as our 50% ownership in a car transportation truck company. Also included in the Other category are corporate related items, results of insignificant operations, and income and expense items not allocated to reportable segments.

     The following table presents information about segment profit and loss and segment assets. We do not allocate interest income, other income, losses or gains on early extinguishment of debt, administrative and general expenses, equity in unconsolidated entities, or income taxes to our segments. Intersegment revenues are based on market prices and include revenues earned by our subsidiaries that provide specialized services to the operating segments. Expenditures for segment assets represent cash outlays during the periods presented, including purchases of assets, improvements to assets, and drydock payments.

                                                TIME                       RAIL-
                                    LINER      CHARTER    CONTRACTS OF     FERRY
                                   SERVICES   CONTRACTS   AFFREIGHTMENT   SERVICE     OTHER    ELIMINATION    TOTAL
                                   --------   ---------   -------------   --------   -------   -----------   --------
                                                               (ALL AMOUNTS IN THOUSANDS)
2003
Revenues from external
  customers......................  $ 75,635   $129,685       $16,189      $ 15,537   $20,767          --     $257,813
Intersegment revenues............        --         --            --            --    13,551    $(13,551)          --
Depreciation and amortization....     5,108     15,144         2,799         4,101       507          --       27,659
Gross voyage (loss) profit.......    (4,199)    33,048         5,495        (2,926)    2,422          --       33,840
Interest expense.................     1,039      7,152         1,800         2,322       201          --       12,514
Gain on sale of vessels and other
  assets.........................        --        482            --            --       911          --        1,393
Segment (loss) profit before
  administrative and general
  expenses, investment income,
  loss on early extinguishment of
  debt, equity in unconsolidated
  entities, and taxes............    (5,238)    26,378         3,695        (5,248)    3,132          --       22,719
Segment assets...................    27,196    167,803        40,637        53,519     4,536          --      293,691
Expenditures for segment
  assets.........................     4,077        611            --            --     2,882          --        7,570
2002
Revenues from external
  customers......................  $ 65,146   $128,279       $15,370      $ 11,240   $ 7,377          --     $227,412
Intersegment revenues............        --         --            --            --    16,055    $(16,055)          --
Depreciation and amortization....     5,062     14,242         2,868         4,116       846          --       27,134
Impairment loss..................       (52)        --            --            --       118          --           66
Gross voyage (loss) profit.......    (4,910)    34,465         5,962        (3,673)   (1,342)         --       30,502
Interest expense.................     1,794     10,192         2,338         3,221       161          --       17,706
Gain on sale of vessels and other
  assets.........................        --         --            --            --       557          --          557
Impairment loss on investment....        --         --            --            --      (598)         --         (598)

                     INTERNATIONAL SHIPHOLDING CORPORATION

                                                TIME                       RAIL-
                                    LINER      CHARTER    CONTRACTS OF     FERRY
                                   SERVICES   CONTRACTS   AFFREIGHTMENT   SERVICE     OTHER    ELIMINATION    TOTAL
                                   --------   ---------   -------------   --------   -------   -----------   --------
                                                               (ALL AMOUNTS IN THOUSANDS)
Segment (loss) profit before
  administrative and general
  expenses, investment income,
  gain on early extinguishment of
  debt, other income, equity in
  unconsolidated entities, and
  taxes..........................    (6,704)    24,273         3,624        (6,894)   (1,544)         --       12,755
Segment assets...................    29,507    184,196        43,784        57,224     2,836          --      317,547
Expenditures for segment
  assets.........................     7,997        985         1,193            47     1,242          --       11,464
2001
Revenues from external
  customers......................  $148,840   $129,845       $15,839      $  6,207   $ 3,639          --     $304,370
Intersegment revenues............        --         --            --            --    28,417    $(28,417)          --
Depreciation and amortization....    14,206     19,834         2,869         4,091     1,271          --       42,271
Impairment loss..................   (78,683)    (2,355)           --            --        --          --      (81,038)
Gross voyage (loss) profit.......   (90,259)    37,248         6,255        (7,501)      449          --      (53,808)
Interest expense.................     3,326     17,162         2,772         3,447        30          --       26,737
Gain on sale of vessels and other
  assets.........................        --      3,075            --            --       426          --        3,501
Segment (loss) profit before
  administrative and general
  expenses, investment income,
  gain on early extinguishment of
  debt, equity in unconsolidated
  entities, and taxes............   (93,585)    23,161         3,483       (10,948)      845          --      (77,044)
Segment assets...................    39,531    198,202        45,151        60,693     9,149          --      352,726
Expenditures for segment
  assets.........................     1,990     40,817            11         4,445       692          --       47,955

     Following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2003        2002        2001
                                                       ---------   ---------   ---------
                                                          (ALL AMOUNTS IN THOUSANDS)
Profit or Loss:
Total profit (loss) for reportable segments..........  $ 22,719    $ 12,755    $(77,044)
Unallocated amounts:
  Interest income....................................     2,162         656       1,157
  Other Income.......................................        --       1,498          --
  (Loss) Gain on Early Extinguishment of Debt........    (1,310)         65          23
  Administrative and general expenses................   (15,646)    (15,734)    (23,578)
                                                       --------    --------    --------
(Loss) income before income taxes, equity in net
  income (loss) of unconsolidated entities and
  extraordinary item.................................  $  7,925    $   (760)   $(99,442)
                                                       ========    ========    ========

                     INTERNATIONAL SHIPHOLDING CORPORATION

                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2003           2002           2001
                                                  ------------   ------------   ------------
Assets:
Total assets for reportable segments............    $293,691       $317,547       $352,726
Unallocated amounts.............................      88,760         89,205        108,996
                                                    --------       --------       --------
                                                    $382,451       $406,752       $461,722
                                                    ========       ========       ========

     Other income of $1,498,000 in 2002 resulted from interest we earned on overpayments of foreign taxes made in prior years that were previously refunded.

     Unallocated assets primarily include Current Assets of $67,397,000, $65,559,000, and $89,695,000, as of December 31, 2003, 2002, and 2001,
respectively. Also included in unallocated assets are Investment in Unconsolidated Entities of $8,413,000, $8,251,000, and $7,857,000, as of
December 31, 2003, 2002, and 2001, respectively and Other Long-term Assets of $10,415,000, $12,586,000, and $10,745,000, as of December 31, 2003, 2002, and
2001, respectively. We manage these unallocated assets on a corporate rather than segment basis.

NOTE L -- UNCONSOLIDATED ENTITIES

  CEMENT CARRIER COMPANIES

     During 1998, we acquired a 37.5% interest in Belden, a cement carrier management company, and three cement carrier companies, Echelon, Shining Star Shipping, Inc. formerly known as Shining Star Malta Ltd. ("Shining"), and Carson Shipping, Inc. ("Carson") for approximately $3,400,000. During 1999, we sold 7.5% of our 37.5% interest in each of the aforementioned companies for approximately $806,000. During 2000, we acquired a 30% interest in another cement carrier company, Yakuma Shipping Inc. ("Yakuma"), for $600,000. In October of 2000, we sold our interest in Carson for approximately $511,000, resulting in a loss of approximately $273,000.

     During 2001, we acquired a 30% interest in four additional cement carrier companies, Tilbury Shipping Inc. ("Tilbury"), Emblem Shipping Inc. ("Emblem"), Mattea Shipping Inc. ("Mattea"), and Belden Management, Inc. ("Belden Management"), a management company. Additionally in 2001, BCH, which is a holding company for each of the aforementioned cement carrier companies, was formed. In 2002, we acquired a 30% interest in a company, Minardi Shipping Inc. ("Minardi"), which owns an ice strengthened bulk carrier. In 2003, we acquired a 30% interest in two additional cement carrier companies, Chariot Shipping Inc. ("Chariot"), and Epson Shipping Inc. ("Epson"). Echelon, Shining, Yakuma, Tilbury, Emblem, and Chariot each own and operate one cement-carrying vessel. Mattea owns and operates two cement carriers. Minardi owns and operates an ice strengthened bulk carrier. Epson obtained one cement carrying vessel in January of 2004 and began operating the vessel at that time. All of these vessels operate under medium- to long-term contracts, and Belden Management manages these companies. Currently, we own a 30% interest in BCH, which owns 100% of each of these companies.

     These investments are accounted for under the equity method, and our share of earnings or losses is reported in our consolidated statements of income net of taxes. Our portion of the combined earnings of these investments, net of taxes, was $339,000, $550,000 and $389,000 for the years ended December 31, 2003, 2002, and 2001, respectively. No distributions were made during 2003, 2002, and 2001. The aggregate amount of consolidated retained earnings that represented undistributed earnings of these investments as of December 31, 2003 was approximately $1,200,000.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     The unaudited combined condensed financial position and results of operations of the cement carrier companies are summarized below:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                                (AMOUNTS IN THOUSANDS)
Current Assets..............................................    $ 3,285        $ 5,522
Noncurrent Assets...........................................    $63,027        $55,559
Current Liabilities.........................................    $16,263        $ 9,509
Noncurrent Liabilities......................................    $39,094        $42,450

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2003      2002      2001
                                                          -------   -------   -------
                                                            (AMOUNTS IN THOUSANDS)
Operating Revenues......................................  $20,293   $18,822   $13,879
Operating Income........................................  $14,780   $13,969   $10,021
Net Income..............................................  $ 1,739   $ 2,782   $ 1,802

  CAPE-SIZE BULK CARRIERS

     During 2000, Cape Shipholding, Inc., our wholly-owned subsidiary, acquired a 12.5% interest in Bulk Venture, Ltd. for approximately $1,280,000, which owned two newly built cape-size bulk carrier vessels. During 2001, we made an additional investment in Bulk Venture, Ltd. of approximately $376,000. We received dividends of approximately $475,000, $56,000 and $113,000 in 2003, 2002 and 2001, respectively. During 2003, we sold our 12.5% interest in Bulk Venture, Ltd. for approximately $1,906,000, resulting in a gain of approximately $250,000. Additional funds of approximately $259,000 are expected to be received in 2004 representing the remaining proceeds from the sale of our investment.

     During 2001, Bulk Africa Shipholding, Inc., our wholly-owned subsidiary, acquired a 12.5% interest in Bulk Africa, Ltd. for approximately $626,000, which owned a newly built cape-size bulk carrier vessel. During 2002, we made an additional investment in Bulk Africa, Ltd. of approximately $818,000. We received dividends of approximately $388,000 in 2003. No dividends were received during 2002 and 2001. During 2003, we sold our 12.5% interest in Bulk Africa, Ltd. for approximately $1,191,000, resulting in a loss of approximately $126,000. Additional funds of approximately $127,000 are expected to be received in 2004 representing the remaining proceeds from the sale of our investment.

     During 2001, Bulk Australia Shipholding, Inc., our wholly-owned subsidiary, acquired a 12.5% interest in Bulk Australia, Ltd. for approximately $144,000, which owned a newly built cape-size bulk carrier vessel. During 2002, we made an additional investment in Bulk Australia Ltd. of approximately $1,333,000. During 2003, we received a partial refund for additional funding of $128,000. We received dividends of approximately $300,000 in 2003. No dividends were received during 2002 and 2001. During 2003, we sold our 12.5% interest in Bulk Australia, Ltd. for approximately $1,111,000, resulting in a loss of approximately $9,000. Additional funds of approximately $229,000 are expected to be received in 2004 representing the remaining proceeds from the sale of our investment.

     The investments described above were accounted for under the cost method of accounting and accordingly income is recognized only upon distribution of dividends or sale of investment. However, the remaining proceeds from the sale of our investments expected to be received in 2004 were recognized as dividend income in 2003 due to the fact that the Board of Directors of the respective companies declared dividends for these amounts in 2003, and therefore these amounts were legally payable to us as of December 31, 2003.

                     INTERNATIONAL SHIPHOLDING CORPORATION

     In the fourth quarter of 2003, Cape Shipholding, Inc., our wholly-owned subsidiary, acquired a 50% investment in Dry Bulk Cape Holding Inc. for approximately $3,479,000, which owns two of the aforementioned newly built cape-size bulk carrier vessels. This investment is accounted for under the equity method, and our share of earnings or losses is reported in our consolidated statements of income net of taxes. For the year ended December 31, 2003, our portion of earnings net of taxes was $80,000. No distributions were made during 2003.

  MANAGEMENT COMPANIES

     During 1999, LMS acquired a 40% interest in LMS Manila, Inc. ("LMS Manila") for $21,000. In 2002, we sold our interest in LMS Manila for approximately $176,000, resulting in a gain of approximately $18,000.

     During 1999, LMS acquired a 48% interest in LMS Manning for $6,000, which provided us with ship management services. During 2003, we sold our 48% interest in LMS Manning for approximately $15,000, resulting in a loss of approximately $3,000.

     During 2000, CG Railway, Inc., our wholly-owned subsidiary, acquired a 50% interest in Terminales Transgolfo for $100,000, which operates a port in Coatzacoalcos, Mexico, for our Rail-Ferry Service. During 2001, we made an additional investment in Terminales Transgolfo of approximately $128,000. The investment is accounted for under the equity method, and our share of earnings or losses is reported in our consolidated statements of income net of taxes. No distributions were made during 2003, 2002, and 2001.

NOTE M -- SUPPLEMENTAL CASH FLOW INFORMATION

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2003      2002      2001
                                                          -------   -------   -------
                                                          (ALL AMOUNTS IN THOUSANDS)
Cash Payments:
  Interest Paid.........................................  $12,339   $18,938   $27,669
  Taxes Paid............................................  $   482   $   773   $   982

     During 2002, we entered into a sale-leaseback for one of our LASH vessels for $10,000,000 of which $5,000,000 was received in cash and $5,000,000 in the form of a five-year promissory note. A portion of the note, approximately $2,000,000, is being repaid in twenty quarterly installments in addition to approximately $3,000,000 being repaid at the end of the lease. Interest on the note is at 4.845% for the first two years and 4.72% for each of the three years thereafter.

     During 2003, we sold our coal transfer terminal facility and related land for $2,500,000 of which $500,000 was received in cash and $2,000,000 in the form of a five-year promissory note. The note is being repaid in ten semi-annual installments of $200,000, in addition to interest at 6%.

                     INTERNATIONAL SHIPHOLDING CORPORATION

NOTE N -- FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

     The estimated fair values of our financial instruments and derivatives are as follows (asset/(liability)):

                                           DECEMBER 31, 2003        DECEMBER 31, 2002
                                         ----------------------   ----------------------
                                         CARRYING                 CARRYING
                                          AMOUNT     FAIR VALUE    AMOUNT     FAIR VALUE
                                         ---------   ----------   ---------   ----------
                                                   (ALL AMOUNTS IN THOUSANDS)
Interest Rate Swap Agreements..........  $  (1,050)  $  (1,050)   $  (2,045)  $  (2,045)
Foreign Currency Contracts.............  $     (46)  $     (46)   $     (49)  $     (49)
Commodity Swap Contracts...............  $      --   $      --    $     603   $     603
Long-Term Debt.........................  $(179,010)  $(182,057)   $(213,659)  $(216,378)

     Disclosure of the fair value of all balance sheet classifications, including but not limited to certain vessels, property, equipment, direct financing leases, or intangible assets, which may have a fair value in excess of historical cost, is not required. Therefore, this disclosure does not purport to represent our fair value.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  INTEREST RATE SWAP AGREEMENTS

     We enter into interest rate swap agreements to manage well-defined interest rate risks. During September of 1999, we entered into an interest rate swap agreement with a commercial bank to reduce the possible impact of higher interest rates in the long-term market by utilizing the fixed rate available with the swap. We are the fixed rate payor, and HSBC Bank plc is the floating rate payor. The fixed rate was 7.7% at December 31, 2003 and 2002, and the floating rates were 2.18% and 2.81% at December 31, 2003 and 2002, respectively. The contract amount totaled $19,920,000 and $23,240,000 at December 31, 2003 and 2002, respectively, and will expire in September of 2004. We have designated this interest rate swap agreement as an effective hedge. Settlements of this agreement are made semi-annually and resulted in increases to interest expense of $1,159,000 and $1,128,000 in 2003 and 2002, respectively.

  FOREIGN CURRENCY CONTRACTS

     We enter into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash inflows or outflows resulting from revenue collections from foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The term of the currency contracts is rarely more than one year. Due to the immaterial nature of these contracts, we have not designated the foreign currency contracts as hedges. Therefore, the changes in the fair market value of these hedges are recorded through earnings.

     During 2002, we entered into two forward purchases contracts. One contract was for Mexican Pesos for $1,200,000 U.S. Dollar equivalents beginning in January of 2003 and expired in December of 2003. The other contract was for Indonesian Rupiah for $600,000 U.S. Dollar equivalents effective for one year beginning January of 2003 and expired December of 2003. During 2003, we entered into two forward purchase contracts. One contract is for Mexican Pesos for $420,000 U.S. Dollar equivalents beginning in January of 2004 and is to expire in July of 2004. The other contract is for Indonesian Rupiah for $600,000 U.S. Dollar equivalents beginning in January of 2004 and is to expire in December of 2004. As of December 31, 2003 and 2002, we were a party to forward sales contracts in various currencies totaling $2,974,000 and $1,822,000 U.S. Dollar equivalents, respectively.

                     INTERNATIONAL SHIPHOLDING CORPORATION

  COMMODITY SWAP CONTRACTS

     We enter into commodity swap contracts for portions of our estimated fuel purchases to manage the risk associated with changes in fuel prices. During 2001, we entered into two commodity swap agreements with an energy trading corporation for a portion of our estimated 2002 fuel purchases. The contracts were effective for one year beginning in January of 2002 and expired December 31, 2002, and were for 22,500 and 12,000 tons of fuel. The contracts required that a payment be made for the difference between the contract rate of $106.50 and $99.50 per ton, respectively, and the market rate for the fuel on each settlement date. These contracts covered approximately 49% of our Liner Service segment's 2002 fuel purchases.

     During November of 2002, we entered into three commodity swap agreements, one with an energy trading corporation and two with financial institutions. The contracts were effective for one year beginning in January of 2003 and expired December 31, 2003. Two of the contracts were for 14,400, and the other was for 12,000 tons of fuel. The contracts required that a payment be made for the difference between the contract rates of $116.25 to $118.83 per ton and the market rate for the fuel on each settlement date. During 2003, we entered into three commodity swap agreements, one with a financial institution and two with an energy trading corporation. One of the contracts was effective for one year beginning in January of 2003 and expired December 31, 2003 and was for 9,198 tons of fuel. The other two contracts were effective for nine months beginning in April of 2003 and expired December 31, 2003 and were for 13,500 and 9,000 tons of fuel, respectively. The contracts required that a payment be made for the difference between the contract rates of $124.00 to $158.75 per ton and the market rate for the fuel on each settlement date. These contracts covered approximately 92% of our Liner Service segment's 2003 fuel purchases and 79% of our Rail-Ferry Service segment's 2003 fuel purchases. As of December 31, 2003, there are no outstanding commodity swap contracts with respect to 2004 fuel purchases.

     We designated these commodity swap contracts as effective hedges. Monthly settlements of these agreements are recorded as an adjustment to voyage expenses. We made a net positive adjustment to voyage expense of $2,190,000 in 2003 and $1,024,000 in 2002.

  LONG-TERM DEBT

     The fair value of our debt is estimated based on the quoted market price for the publicly listed Senior Notes and the current rates offered to us on other outstanding obligations.

  AMOUNTS DUE FROM RELATED PARTIES

     The carrying amount of these notes receivable approximated fair market value as of December 31, 2003 and 2002. Fair market value takes into consideration the current rates at which similar notes would be made.

  RESTRICTED CASH

     The carrying amount of these investments approximated fair market value as of December 31, 2003 and 2002, based upon current rates offered on similar instruments.

                     INTERNATIONAL SHIPHOLDING CORPORATION

NOTE O -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Following are the components of the consolidated balance sheet classification Accounts Payable and Accrued Liabilities:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                              (ALL AMOUNTS IN THOUSANDS)
Accrued Voyage Expenses.....................................    $19,260        $16,251
Trade Accounts Payable......................................      5,374          3,425
Self-Insurance Liability....................................      3,668          6,657
Accrued Customs Liability...................................      3,487          2,410
Accrued Interest............................................      1,672          2,221
Other Short-Term Liabilities................................      1,050              9
Accrued Salaries and Benefits...............................        999            591
Accrued Vessel Upgrade Costs................................         --          2,688
                                                                -------        -------
                                                                $35,510        $34,252
                                                                =======        =======

NOTE P -- QUARTERLY FINANCIAL INFORMATION -- (UNAUDITED)

                                                                QUARTER ENDED
                                               ------------------------------------------------
                                                MARCH 31     JUNE 30      SEPT. 30     DEC. 31
                                               ----------   ----------   ----------   ---------
                                               (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
2003
Revenue......................................    $64,806     $ 67,505      $63,550     $61,952
Expense......................................     54,272       57,151       57,023      55,527
Gross Voyage Profit..........................     10,534       10,354        6,527       6,425
Net Income (Loss)............................      2,994        2,490       (1,644)      1,651
Basic and Diluted Earnings (Loss) per Common
  Share:
  Net Income (Loss)..........................       0.49         0.41        (0.27)       0.27
2002
Revenue......................................    $60,452     $ 56,664      $49,900     $60,396
Expense......................................     54,523       47,587       44,318      50,548
Impairment Loss..............................         54         (151)           3          28
Gross Voyage Profit..........................      5,875        9,228        5,579       9,820
Net (Loss) Income............................       (920)       1,116       (1,125)        793
Basic and Diluted (Loss) Earnings per Common
  Share:
  Net (Loss) Income..........................      (0.15)        0.18        (0.18)       0.13

                     INTERNATIONAL SHIPHOLDING CORPORATION

                                                                QUARTER ENDED
                                               ------------------------------------------------
                                                MARCH 31     JUNE 30      SEPT. 30     DEC. 31
                                               ----------   ----------   ----------   ---------
                                               (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
2001
Revenue......................................    $80,399     $ 76,329      $78,236     $69,406
Expense......................................     72,760       71,608       70,994      61,778
Impairment Loss..............................      2,355       78,928          400        (645)
Gross Voyage Profit (Loss)...................      5,284      (74,207)       6,842       8,273
Net Loss.....................................     (5,353)     (57,399)        (165)     (1,502)
Basic and Diluted Loss per Common Share:
  Net Loss...................................      (0.88)       (9.44)       (0.03)      (0.25)

                                 800,000 SHARES


                             (ISC CORPORATION LOGO)


                       % CONVERTIBLE EXCHANGEABLE PREFERRED STOCK


                             ---------------------


                                   PROSPECTUS

                             ---------------------


                              FERRIS, BAKER WATTS


                                  Incorporated



                                            , 2004

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount and the financial advisory fee payable to the underwriter, payable by us in connection with the sale of our preferred stock being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee........................................  $  5,575
NYSE Filing Fees............................................    12,936
Printing Costs..............................................    45,000
Legal Fees and Expenses.....................................   150,000
Accounting Fees and Expenses................................    50,000
Transfer Agent and Registrar Fees...........................     3,500
Trustee Fees................................................     5,000
Miscellaneous...............................................    12,989
                                                              --------
  Total.....................................................  $285,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or serves or served in these capacities for another enterprise, if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Article VI of our certificate of incorporation provides that our board of directors is expressly authorized to provide indemnification to the full extent permitted by Delaware law.

     In addition, Article II, Section 7 of our by-laws provides as follows:

          (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the company or any of its subsidiaries (including nominees and designees who have not yet taken office) or is or was serving at the request of the Company (including any person who has not been duly elected or appointed) as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (the "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law ("GCL"), as presently existing or as it may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the GCL permitted the Company to provide prior to such amendment), against any and all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, amounts paid in connection with any arbitration or investigation and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Indemnitee's rights hereunder shall be contract rights and shall include the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such proceeding, shall be made only upon delivery to the Company of an undertaking in a form satisfactory to counsel for the Company, by or on behalf of such Indemnitee, to repay all amounts so advanced if it should be ultimately determined that such Indemnitee is not entitled to be indemnified under this provision or otherwise. For purposes of this provision on the term Company shall include any resulting or constituent entities.

          (b) Nonexclusivity of Rights. The rights conferred herein on any person shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, contract or other agreement, vote of stockholders or disinterested directors or otherwise.

          (c) Insurance. The Company may maintain at its expense, to protect itself and any such director (including nominees and designees who have not yet taken office), officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans)against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the GCL.

     The underwriting agreement provides that the underwriter will indemnify our directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act of 1933, insofar as such liabilities arise out of or are based on written information furnished to us by the underwriter.

     Under an insurance policy maintained by us, our directors and officers are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result thereof, which may be brought against them by reason of their being or having been directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None within three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

  1.1 Form of Underwriting Agreement (this document will be filed as an exhibit to an amendment to this registration statement)
  3.1 Restated Certificate of Incorporation of the Registrant
      (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Registrant's Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference)
  3.2 By-Laws of the Registrant (filed with the Securities and Exchange Commission as Exhibit 3.2 to the Registrant's Form
      10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference)

  3.3 Form of Certificate of Designations of the Registrant with
      respect to the   % Convertible Exchangeable Preferred Stock
      of the Registrant (this document will be filed as an exhibit to an amendment to this registration statement)
  4.1 Specimen of Common Stock Certificate (filed as an exhibit to the Registrant's Form 8-A filed with the Securities and
      Exchange Commission on April 25, 1980 and incorporated
      herein by reference)
  4.2 Indenture between the Registrant and The Bank of New York, as Trustee, with respect to the 7 3/4% Senior Notes due
      October 15, 2007 (filed as Exhibit 4.2 to the Registrant's
      Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission and
      incorporated herein by reference)
  4.3 Form of 7 3/4% Senior Note due October 15, 2007 (included in
      Exhibit 4.2 hereto and incorporated herein by reference)
  4.4 Indenture between the Registrant and The Bank of New York,
      as Trustee, with respect to the   % Convertible Subordinated
      Notes due 2014 (this document will be filed as an exhibit to an amendment to this registration statement)
  4.5 Form of   % Convertible Subordinated Note due         , 2014
      (included in Exhibit 4.4 hereto)
  4.6 Specimen of   % Convertible Exchangeable Preferred Stock
      Certificate (this document will be filed as an exhibit to an amendment to this registration statement)
  4.7 Form of Certificate of Designations of the Registrant with
      respect to the   % Convertible Exchangeable Preferred Stock
      of the Registrant (filed as Exhibit 3.3)
  5.1 Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
      Denegre, L.L.P. as to the legality of the securities being registered
 10.1 Credit Agreement, dated as of November 14, 2002, by and among LCI Shipholdings, Inc., as Borrower, the banks and
      financial institutions listed therein, as Lenders, Den
      Norske Bank ASA, as Arranger, Agent and Security Trustee,
      and the Registrant, as Guarantor
 10.2 Credit Agreement, dated as of September 30, 2003, by and among LCI Shipholdings, Inc. and Central Gulf Lines, Inc., as Joint and Several Borrowers, the banks and financial
      institutions listed therein, as Lenders, HSBC Bank PLC, as
      Facility Agent, Den Norske Bank ASA, as Documentation Agent,
      Deutsche Schiffsbank AG, as Security Trustee, and the
      Registrant, as Guarantor
 10.3 Credit Agreement, dated as of December 6, 2004, by and among
      LCI Shipholdings, Inc., Central Gulf Lines, Inc. and
      Waterman Steamship Corporation, as Borrowers, the banks and financial institutions listed therein, as Lenders, Whitney
      National Bank, as Administrative Agent, Security Trustee and
      Arranger, and the Registrant, Enterprise Ship Company, Inc.,
      Sulphur Carriers, Inc., Gulf South Shipping PTE Ltd. and CG
      Railway, Inc., as Guarantors
 12.1 Statement of Computation of Ratios of Earnings to Fixed
      Charges and Preferred Stock Dividends (filed as Exhibit 12.1 to Pre-Effective Amendment No. 1 to this registration
      statement filed with the Securities and Exchange Commission on December 2, 2004 and incorporated herein by reference)
 21.1 Subsidiaries of International Shipholding Corporation (filed as Exhibit 21 to the Registrant's Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and
      Exchange Commission and incorporated herein by reference)
 23.1 Consent of Independent Registered Public Accounting Firm
 23.2 Consent of Jones, Walker, Waechter, Poitevent, Carrere &
      Denegre, L.L.P. (included in Exhibit 5.1)
 24.1 Powers of Attorney (included on the signature pages to this registration statement)
 25.1 Statement of Eligibility of Trustee (this document will be filed as an exhibit to an amendment to this registration
      statement)


     (b) Financial Statement Schedules

          Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto beginning on page F-1 of the prospectus forming a part of this registration statement.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on December 10, 2004.


                                          INTERNATIONAL SHIPHOLDING CORPORATION

                                          By:      /s/ ERIK F. JOHNSEN
                                            ------------------------------------
                                                      Erik F. Johnsen
                                            Chairman of the Board, Director and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                     TITLE                      DATE
                    ---------                                     -----                      ----

               /s/ ERIK F. JOHNSEN                   Chairman of the Board, Director   December 10, 2004
 ------------------------------------------------      and Chief Executive Officer
                 Erik F. Johnsen                      (Principal Executive Officer)


               /s/ GARY L. FERGUSON                     Vice President and Chief       December 10, 2004
 ------------------------------------------------           Financial Officer
                 Gary L. Ferguson                     (Principal Financial Officer)


               /s/ MANNY G. ESTRADA                   Vice President and Controller    December 10, 2004
 ------------------------------------------------    (Principal Accounting Officer)
                 Manny G. Estrada


              /s/ NIELS W. JOHNSEN*                             Director               December 10, 2004
 ------------------------------------------------
                 Niels W. Johnsen


              /s/ NIELS M. JOHNSEN*                      President and Director        December 10, 2004
 ------------------------------------------------
                 Niels M. Johnsen


               /s/ ERIK L. JOHNSEN*                   Executive Vice President and     December 10, 2004
 ------------------------------------------------               Director
                 Erik L. Johnsen


            /s/ HAROLD S. GREHAN, JR.*                          Director               December 10, 2004
 ------------------------------------------------
              Harold S. Grehan, Jr.


               /s/ EDWIN LUPBERGER*                             Director               December 10, 2004
 ------------------------------------------------
                 Edwin Lupberger


---------------

* Executed by Mr. Erik F. Johnsen pursuant to the power of attorney provided on the signature page to the Registration Statement on Form S-1 filed with the SEC on November 2, 2004.

                                 EXHIBIT INDEX


  EXHIBIT
   NUMBER                              DESCRIPTION
  -------                              -----------
     5.1       Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
               Denegre, L.L.P. as to the legality of the securities being registered
    10.1       Credit Agreement, dated as of November 14, 2002, by and
               among LCI Shipholdings, Inc., as Borrower, the banks and
               financial institutions listed therein, as Lenders, Den
               Norske Bank ASA, as Arranger, Agent and Security Trustee,
               and the Registrant, as Guarantor
    10.2       Credit Agreement, dated as of September 30, 2003, by and
               among LCI Shipholdings, Inc. and Central Gulf Lines, Inc., as Joint and Several Borrowers, the banks and financial
               institutions listed therein, as Lenders, HSBC Bank PLC, as
               Facility Agent, Den Norske Bank ASA, as Documentation Agent,
               Deutsche Schiffsbank AG, as Security Trustee, and the
               Registrant, as Guarantor
    10.3       Credit Agreement, dated as of December 6, 2004, by and among
               LCI Shipholdings, Inc., Central Gulf Lines, Inc. and
               Waterman Steamship Corporation, as Borrowers, the banks and financial institutions listed therein, as Lenders, Whitney
               National Bank, as Administrative Agent, Security Trustee and
               Arranger, and the Registrant, Enterprise Ship Company, Inc.,
               Sulphur Carriers, Inc., Gulf South Shipping PTE Ltd. and CG
               Railway, Inc., as Guarantors
    23.1       Consent of Independent Registered Public Accounting Firm